Form 20-F
period 2001-12-31
AUTONOMY CORP PLC
filed 2003-03-20
CIK 1111492

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2001
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number 000-30716

Autonomy Corporation plc
(Exact name of Registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organization)

Cambridge Business Park,
Cowley Rd, Cambridge CB4 0WZ
(Address of principal executive offices)

        Securities registered or to be registered pursuant to Section 12(b) of the Act: None

        Securities registered or to be registered pursuant to Section 12(g) of the Act: American Depositary Shares, each representing five ordinary shares, nominal value 1/3p per share.

        Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

        The number of outstanding shares of each of he issuer's classes of capital or common stock as of December 31, 2001: 127,254,612 ordinary shares, nominal value 1/3p per share.

        Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒        No ☐        Not Applicable ☒

        Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☒        Item 18 ☐

FORWARD LOOKING STATEMENTS MAY NOT BE ACCURATE

        This Annual Report on Form 20-F contains forward-looking statements. These forward-looking statements are not historical facts, but rather are based on our current expectations, estimates and projections about our industry, our beliefs and assumptions. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates" and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. These risks and uncertainties are described in "Risk Factors" and elsewhere in this Annual Report. We caution you not to place undue reliance on these forward-looking statements, which reflect our management's view only as of the date of this prospectus. The forward-looking statements made in this Annual Report relate only to events as of the date on which the statements are made.

i

PART I

Item 1.    Identity of Directors, Senior Management and Advisers

        Not applicable.

Item 2.    Offer Statistics and Expected Timetable

        Not applicable.

Item 3.    Key Information

SELECTED CONSOLIDATED FINANCIAL DATA

        The following selected consolidated statement of operations data for the years ended December 31, 1997, 1998, 1999, 2000 and 2001, and the consolidated balance sheet data as of December 31, 1997, 1998, 1999, 2000 and 2001, are derived from our consolidated financial statements and the related notes, which have been prepared in accordance with U.S. GAAP and have been audited by Arthur Andersen, independent accountants. This financial data should be read in conjunction with Item 5: Operating and Financial Review and Prospects and the consolidated financial statements, related notes and other financial information included in this Annual Report.

	Year Ended December 31,
	2001	2000	1999	1998	1997
	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Revenues	$52,594	$65,422	$21,982	$8,298	$2,207
Cost of revenues	(1,906)	(3,875)	(2,804)	(1,353)	(587)

Gross profit	50,688	61,547	19,178	6,945	1,620

Operating expenses:
General and administrative expenses	(7,622)	(7,678)	(3,519)	(2,537)	(1,591)
Sales and marketing expenses	(31,656)	(33,723)	(15,777)	(6,314)	(3,022)
Provision for doubtful accounts	(1,005)	(1,575)	(1,795)	(1,215)	(50)
Research and development	(8,339)	(6,520)	(4,287)	(2,434)	(424)

Total operating expenses	(48,622)	(49,496)	(25,378)	(12,500)	(5,087)

Profit (loss) from operations	2,066	12,051	(6,200)	(5,555)	(3,467)

Share of earnings (loss) of associated company	(85)	(98)	229	—	—
Interest income (net)	6,444	5,612	1,142	782	339
Gain (loss) on foreign exchange	5,106	3,277	596	(392)	—
Other	(268)	(150)	—	—	—

Profit (loss) before income taxes	13,263	20,692	(4,233)	(5,165)	(3,128)
Provision for income taxes	(3,897)	(6,147)	(646)	—	—

Net profit (loss)	$9,366	$14,545	$(4,879)	$(5,165)	$(3,128)

(Loss) profit from operations per share	$0.07	$0.09	$(0.05)	$(0.05)	$(0.03)

Basic earnings (loss) per share	$0.07	$0.12	$(0.04)	$(0.05)	$(0.04)

Diluted earnings (loss) per share	$0.07	$0.11	$(0.04)	$(0.05)	$(0.04)

Weighted average number of ordinary shares outstanding	127,155	125,259	121,353	104,214	$2,207

Weighted average number of ordinary shares, assuming dilution	127,263	104,214	121,353	131,401	127,263

	As of December 31,
	2001	2000	1999	1998	1997
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$143,604	$137,490	$20,467	$27,950	$4,330
Total Assets	170,267	169,418	39,645	38,244	5,500
Net assets	154,561	148,865	30,583	35,450	4,115
Shareholders' equity	154,767	148,919	30,583	35,450	4,115
Total liabilities and shareholders' equity	$170,267	$169,418	$39,645	$38,244	$5,500
Number of shares issued	127,255	126,912	122,171	120,669	89,332
Dividends	—	—	—	—	—

EXCHANGE RATE INFORMATION

        We present our consolidated financial statements in U.S. dollars. Fluctuations in the exchange rate between pounds sterling and the U.S. dollar will affect the U.S. dollar amounts received by owners of ADSs on conversion of dividends, if any, paid in pounds sterling on the shares and may affect the U.S. dollar price of the ADSs on the Nasdaq National Market.

        The following table sets forth, for the periods and dates indicated, information concerning the Noon Buying Rates for pounds sterling expressed in U.S. dollars per pound sterling. We do not use these rates in the preparation of our financial statements. In accordance with SFAS 52, our monetary assets and liabilities in our financial statements are translated at exchange rates in effect at the end of the reporting period, and our net revenues and expenses are translated in our financial statements at the average exchange rate during the period using the Noon Buying Rate on the last business day of each month (or shorter applicable period) during the period indicated.

Average exchange rates of U.S. dollars per British Pound Sterling

Average
Year Ended December 31, 1997	1.6397
Year Ended December 31, 1998	1.6602
Year Ended December 31, 1999	1.6146
Year Ended December 31, 2000	1.5125
Year Ended December 31, 2001	1.4382

        The table below shows the high and low exchange rate of U.S. dollars per British pound sterling for each month from September 2001 through February 2002:

Selected exchange rates of U.S. dollars per British Pound Sterling

	High	Low
September 2001	1.4745	1.4444
October 2001	1.4785	1.4214
November 2001	1.4620	1.4095
December 2001	1.4588	1.4164
January 2002	1.4482	1.4074
February 2002	1.4322	1.4085

        The Noon Buying Rate for British pound sterling on December 31, 2001 was £1.00 = $1.4543. The Noon Buying Rate on February 28, 2002 was £1.00 = $1.4129.

RISK FACTORS

        Any investment in our ordinary shares or ADSs involves a high degree of risk. The risks and uncertainties described below are not the only risks and uncertainties we face. Additional risks and uncertainties not currently known to us or that we currently deem immaterial also may impair our business operations. If any of the following risks actually occurs, our business, operating results or financial condition could be materially adversely affected. In that case, the trading price of our ordinary shares and ADSs could decline and you could lose all or part of your investment. The discussion below and elsewhere in this report also includes forward-looking statements, and our actual results may differ substantially from those discussed in these forward-looking statements as a result of the risks discussed below.

Risks Related to Our Business and Financial Condition

Our business depends on our core technology

        Our strategy has been, and for the foreseeable future will continue to be, to concentrate our efforts on developing and marketing software based on our proprietary technology. As a result, to date we have derived substantially all of our revenues from licensing our core technology through sales of our products and licenses to OEMs. These products are expected to continue to account for substantially all of our revenues for the foreseeable future. If we are unable to maintain and enhance the competitive value of our core technology, our business will be adversely affected.

Our limited operating history and the rapid evolution of the markets we serve make evaluating our business prospects difficult

        We were incorporated on March 21, 1996, and began shipping products in July 1996. Because of our limited operating history, we believe making predictions regarding our future operating results is difficult. As an investor in our ordinary shares or ADSs, you should consider the risks and difficulties that we face as an early stage company in a new and rapidly evolving market. Our ability to address these risks depends on a number of factors, which include our ability to:

  •
  provide software that is reliable, cost-effective and able to accommodate significant increases in the number of users and amount of information;

  •
  continue to grow our infrastructure and adapt to new developments in our markets;

  •
  market our products and the Autonomy brand name effectively;

  •
  attract and retain qualified OEM customers;

  •
  develop and introduce on a timely basis new products and product enhancements;

  •
  continue to maintain and enhance our core technology;

  •
  hire, retain and motivate qualified personnel; and

  •
  respond to competition.

We have a history of operating losses, we expect our expenditures to increase and we may not be able to sustain or increase profitability in the future

        We incurred operating losses in each quarter since we commenced operations in 1996 through the year ended December 31, 1999, and we have experienced a decrease in net profits from $14.5 million in 2000 to $9.4 million in 2001. We may not be able to sustain or increase our profitability in the future. We currently expect that our operating expenditures will continue to increase significantly. We may not generate a sufficient level of revenues to offset these expenditures or be able to adjust spending in a timely manner to respond to any unanticipated decline in revenues. We incurred net losses of approximately $3.1 million in 1997, $5.2 million in 1998 and $4.9 million in 1999.

Our future revenue and operating results may not meet analysts' expectations which could adversely affect our stock price

        We believe that period-to-period comparisons of our operating results cannot be relied upon as an indicator of our future performance. Our revenue and operating results have in the past and may in the future be below the expectations of some public market analysts or investors. If this occurs, the prices of our ordinary shares and ADSs would likely decrease.

Our revenue and operating results may vary from period to period which may adversely affect our stock price

        Our revenue and operating results are likely to fluctuate significantly in the future on both a quarterly and an annual basis due to a number of factors, many of which are outside our control. As a result, we believe that period-to-period comparisons of our revenue and operating results are not necessarily meaningful and should not be relied upon as any indication of future performance. Factors that could cause our revenue and operating results to fluctuate include:

  •
  demand for our products;

  •
  variations in type, timing and size of orders and shipments of our products;

  •
  market acceptance of our existing and new products;

  •
  changes in pricing policies by us or our competitors;

  •
  mix of distribution channels through which products are sold;

  •
  mix of revenues in European and North American markets;

  •
  the timing of introductions of products and services by us or our competitors; and

  •
  general economic conditions.

        Predictability of quarterly results is also difficult due to the relatively low number of quarterly sales. If specific sales are for whatever reason delayed from one quarter to the next, or if specific forecast sales fail to occur, this could adversely affect our revenue and operating results. We may not be able to adjust expenses to compensate for any unexpected revenue shortfall. If there is any significant shortfall of demand for our products in comparison to our expectations, this shortfall could have an immediate adverse impact on our business. In addition, we expect our operating expenses to increase as a result of higher levels of research and development, increasing our sales and marketing operations, developing new distribution channels and broadening our customer support capabilities. If these expenses are not accompanied by increased revenues, we could incur increased operating losses which could cause our business to suffer.

        In the past, we have experienced fluctuations in revenue and operating results. For example, our revenues decreased from $65.4 million in 2000 to $52.6 million in 2001, and profits decreased from $14.5 million in 2000 to $9.4 million in 2001, primarily due to general changes in the economic climate affecting most software companies. Further, our sales and marketing expenses have fluctuated due to the timing and magnitude of our advertising and promotional programs.

The average selling prices of our products could decrease rapidly which may negatively impact revenues and gross margins

        We may experience substantial period-to-period fluctuations in future revenues due to the erosion of our average selling prices. The average selling prices of our products could decrease in the future in response to competitive pricing pressures, general market conditions, increased sales discounts, new product introductions by us or our competitors or other factors. We may not be able to increase sales sufficiently to prevent our operating and gross margins from declining.

If we do not expand or enhance our product offerings or respond effectively to technological change, our business may not grow

        Our future performance will depend on the successful development, introduction and market acceptance of new and enhanced products that address customer requirements in a cost effective manner. We cannot assure you that our technological approach will achieve broad market acceptance or that other technologies or solutions will not supplant our approach. Our markets are characterized by rapid technological change, frequent introduction of new products, changes in customer requirements and evolving industry standards. The introduction of new products, market acceptance of products based on new or alternative technologies, or the emergence of new industry standards could render our existing products obsolete or make it easier for other products to compete with our products. Alternative technologies could achieve widespread market acceptance. Our future success will depend in large part upon our ability to:

  •
  develop and maintain competitive products;

  •
  enhance our products by adding innovative features that differentiate our products from those of our competitors;

  •
  bring products to market on a timely basis at competitive prices;

  •
  identify and respond to emerging technological trends in the market; and

  •
  respond effectively to new technological changes or new product announcements by others.

Our reliance on sales of our products by others makes it difficult to predict our revenues, cash flow and operating results

        The timing of our revenues is difficult to predict because of our reliance on indirect sales channels and the variability of our sales cycle. If revenues forecasted in a particular quarter do not occur in that quarter, our operating results for that quarter could be adversely affected. Our sales cycle varies substantially depending upon the size of the order, the experience of the distributor and the distribution channel through which our products are sold to end users. Sales from our value added resellers, or VARs, and systems integrators to end users typically take three to four months to complete. Further, we are likely to have difficulties in predicting revenues from OEM customers because we are unable to forecast unit sales of their products which incorporate our technology.

        Our cash flow is affected by the timing of payments, including OEM customers. Late payments or defaults by indirect sellers, their end customers or other customers, due to factors that may be beyond our control, will decrease our available cash.

        Furthermore, our expense levels are based on our expectations as to future revenue and cash flow and to a large extent are fixed in the short term. Our revenues and operating results could be harmed by a substantial reduction or delay in sales of our products or the loss of any significant indirect seller, or a delay in cash collections, each of which could require us to reduce our operations.

Developing and maintaining strong OEM relationships is, and will continue to be, time and resource intensive and may not result in the successful deployment of our technology and products

        A key aspect of our sales strategy is to develop relationships with OEMs that will license our technology and incorporate it into their products. If we are not successful in entering into suitable OEM relationships, our ability to successfully deploy our software and build brand awareness would be harmed. The development of OEM relationships generally involves a considerable amount of management time and company resources as potential OEMs evaluate the viability of integrating our technology. We cannot assure you that potential OEMs will enter into a relationship with us after we have expended these efforts and costs.

        Even if we are successful in entering into an OEM relationship, we cannot assure you that our current or future OEMs will be able to integrate our technology into commercially viable products on a timely basis. The normal process of integrating technology and releasing products can often involve lengthy periods of development and preparation by the OEM after the commencement of our relationship with the OEM. Furthermore, our OEMs may focus on their other products or develop competitive products and decide to terminate or minimize their relationship with us.

Our OEM partners may not dedicate resources to developing and marketing products using our technology and we may develop conflicts with them that could make collecting payments more difficult. If either of these occurs, we will earn less or no revenue from our agreements with them

        Our agreements with our OEM partners are non-exclusive; they are not required to use only our technology as a basis for their products. Furthermore, they are not obliged to dedicate resources to developing and marketing products using our technology. Our OEM partners may choose to develop or promote competitive products based on other technologies or pursue other opportunities. If our OEM partners do not commit resources to developing and marketing products using our technology or focus on other products and product areas, we will earn less or no revenue from our agreements with them.

        In addition, we may have disagreements with our OEM partners over royalty payments due to us and may have difficulty in collecting these. We depend on our OEM partners to inform us when they develop products using our technology and the level of sales. If our OEM partners fail to keep us adequately informed, we may not learn of payments to which we would be entitled. We could also incur significant expenses in collecting payments or, in certain instances, we may not succeed in collecting payments at all.

Our future success is dependent on our ability to expand sales through indirect sellers

        Our distribution strategy is to pursue sales through multiple distribution channels with an emphasis on indirect sales. Our inability to recruit and retain resellers who can successfully penetrate their respective market segments could adversely affect our business. We have historically sold our products through direct sales, indirect sales, including distributors, value added resellers, system integrators and, to a limited degree, OEMs. We cannot assure you that we will be able to attract and retain resellers that will be able to sell our products effectively. In addition, our agreements typically do not restrict resellers from distributing competing products.

We have previously accepted, and may accept in the future, equity interests in lieu of cash payments for sales made and we cannot ensure you that their value will not decline

        Since our inception, we have accepted equity interests in lieu of approximately $2.2 million of revenues generated from licenses of our technology. In the future we may continue to accept equity interests or enter into strategic alliances with certain customers. While we consider carefully the value of equity interests that we accept, we cannot ensure that the value of those that we retain will not decrease in the future. If the value of these equity interests were to decrease our operating results would be adversely affected through a decrease in our net asset value.

We depend upon the services of Dr. Lynch and Mr. Gaunt, and if they leave or are unable to fulfil their roles our business may be materially adversely affected

        Our success depends to a significant extent upon a limited number of key employees, including Dr. Lynch, the developer of the DRE and our managing director and CEO, and Mr. Gaunt, our technical director and CTO. The loss of the services of one or more key employees could materially adversely affect our growth. We do not currently hold life insurance policies for either Dr. Lynch or Mr. Gaunt.

There are potential conflicts of interest between Autonomy and companies controlled by our Chief Executive Officer and the employer of one of our Directors due to the similar nature of our businesses

        Dr. Lynch, our managing director, CEO and majority shareholder, and Apax Funds Nominees Limited, the employer of John McMonigall, who is one of our directors, control other companies with technology similar to ours. In some instances, their efforts on behalf of these other companies will involve activities that are related to our interests. Competition from the Neurodynamics companies that results in a loss of a corporate opportunity by Autonomy, or engagement by the Neurodynamics companies in activities similar to our businesses, could materially adversely affect our business or shareholders. Dr. Lynch, Mr. Gaunt and Apax are likely to manage, invest or otherwise be involved with other technology-related business ventures apart from our company.

        Neurodynamics Limited is a company controlled by Dr. Lynch and Apax. Neurodynamics Limited owns Cambridge Neurodynamics Limited, a company engaged in the application of pattern recognition concepts to biometrics, video surveillance and images, and NeuraScript Limited, a company engaged in the application of intelligent character recognition. Dr. Lynch and Apax also control Nholdings Limited, the sole shareholder of NCorp Limited, a company engaged in adding intelligence to the searching of structured data, and which formerly was a wholly-owned subsidiary of Neurodynamics Limited. Richard Gaunt, one of our directors and our Chief Technical Officer, holds options to purchase shares of each of Neurodynamics Limited and Nholdings Limited. These substantial equity interests in the Neurodynamics companies may present Dr. Lynch, Mr. Gaunt or Apax with incentives which could cause them to take actions that could harm or impede our growth.

        Each of these companies engages in businesses into which we could potentially expand or which are based on technologies generally related to our core technology. For example, we purchased our core technology, the DRE, from Cambridge Neurodynamics, and Cambridge Neurodynamics currently licenses the DRE from us to develop and market products for use in connection with security, defense, law enforcement and anti-fraud activities. Cambridge Neurodynamics has also acted as one of our value added resellers for the sale of software to U.K. police forces. In March 2000, NCorp announced its intention to market products based on the intelligent management of e-commerce and has also acted as one of our value added resellers since June 2000. We cannot assure you that the Neurodynamics companies will not usurp our opportunities to pursue our business goals and objectives or to enter into markets which are important to our business.

We share some of our key executives and board members with companies controlled by our Chief Executive Officer and conflicts of interest may arise

        Some of our key executives and board members are shared with the companies outside of our group controlled by Dr. Lynch and Apax. Conflicts may arise if a board member or key executive breaches his duties to us.

        We have an agreement with Cambridge Neurodynamics which allows Dr. Lynch and Mr. Gaunt to work for the Neurodynamics companies for up to one quarter of each of their respective total monthly hours. We cannot assure you that the division of their time between Autonomy and the Neurodynamics companies will continue to be sufficient for our purposes as our business evolves. In addition, we have other arrangements with Neurodynamics including a license of the DRE and a sublease for office space at our headquarters in Cambridge, England. Conflicts, or the appearance of conflicts, may arise through the breach of these agreements.

        Three of our five directors, Dr. Lynch and Messrs. Gaunt and McMonigall, are also directors of Neurodynamics Limited and Nholdings Limited. Our other two directors, Messrs. Ariko and Perle have no affiliation with or responsibility to the Neurodynamics companies. Service as a director or officer of Autonomy and as a director or officer of other affiliated companies could create or appear to create potential conflicts of interest when that director is faced with decisions that could have different implications for Autonomy and those other companies. Such decisions may relate to corporate opportunities, corporate strategies, potential acquisitions of businesses, intercompany agreements, competition and other matters.

If we are unable to hire and retain qualified personnel, we will not have sufficient resources to compete and grow our revenues, which could significantly interrupt our business operations

        Our ability to increase revenues in the future depends considerably upon our success in recruiting, training and retaining additional salespeople and the success of our sales force. Our business growth will be harmed if we fail to hire or retain qualified sales personnel, or if newly hired salespeople fail to develop the necessary sales skills or develop these skills more slowly than we anticipate. We have experienced a shortage of sales personnel with the skills and expertise necessary to sell our products. Also, it may take a new salesperson several months before he or she becomes a productive member of our sales force.

        In addition, we believe that any sales increases will require an expansion of our support services and a number of trained customer service and support staff. As the installation and use of our products requires training, if we are unable to provide timely installation or adequate training and support for our products, implementation times may lengthen and customer satisfaction will deteriorate. This would negatively affect our business. Competition for these personnel is intense. We cannot assure you that we will be able to attract, assimilate or retain sufficient additional qualified sales or customer support personnel.

        Competition for software professionals, engineers, accounting staff and other personnel critical to our business has been, and may in the future remain, intense. We believe these pressures are also increasing in the U.K. Accordingly, we may not be successful in attracting and retaining these personnel. There may be only a limited number of persons with the requisite skills to serve in these key positions and it may become increasingly difficult to hire these persons. We may be unable to grow as planned if we encounter delays in hiring these additional personnel.

If we are unable to effectively manage our growth, our business may suffer

        Our expansion will place significant demands on our management, engineering, support, operations, legal, accounting, sales and marketing personnel and other resources. If we are unable to manage our growth effectively, our business and financial results will suffer. We have, since our commencement of trading in July 1996, experienced growth that has placed, and continues to place, a significant strain upon our management, systems and resources. We have rapidly and significantly expanded our operations and anticipate that further significant expansion will be required to address potential growth in our customer base and market opportunities. We have grown from 62 employees as of December 31, 1998, to 204 employees as of December 31, 2001. Our current expansion plans call for additional staff in the U.K., the U.S. and Latin America We have and are planning to continue to expand our business geographically. We cannot assure you that our personnel, systems, procedures or controls will be adequate to support the anticipated growth in our operations.

We will face additional operational and financial risks as we continue to expand our international operations, any one of which could harm our international market share and revenues

        As we expand our international operations, we will face a number of additional challenges associated with the conduct of business overseas. If we fail to effectively meet these challenges our international market share and revenue could be reduced. For example:

  •
  we may have difficulty managing and administering a globally-dispersed business;

  •
  fluctuations in exchange rates may negatively affect our operating results;

  •
  we may encounter greater difficulty in collecting accounts receivable resulting in longer collection periods;

  •
  we may not be able to repatriate the earnings of our foreign operations;

  •
  we will have to comply with a wide variety of foreign laws and regulatory environments with which we are not familiar;

  •
  we may not be able to adequately protect our trademarks and other intellectual property overseas due to the uncertainty of laws and enforcement in certain countries relating to the protection of intellectual property rights;

  •
  export controls or other regulatory restrictions could prevent us from shipping our products into and from some markets;

  •
  multiple and possibly overlapping tax structures could significantly reduce the financial performance of our foreign operations; and

  •
  economic or political instability in some international markets could result in the forfeiture of some foreign assets and the loss of sums spent developing and marketing those assets.

        In particular, the management of our sales personnel across offices in multiple countries has presented logistical and management difficulties. This geographic dispersion has also at times resulted in inconsistent pricing and sales messages. Further, we have and expect to continue to experience significant reductions in business activities in Europe in the summer months. Overlapping tax structures have also affected our operating results as operating losses in some jurisdictions often cannot be offset against passive profits in the U.K., the result of which is a tax liability in a period without operating profits. We expect that we will continue to experience these challenges, and may experience the risks discussed above.

Our business is subject to currency fluctuations that can adversely affect our operating results

        Due to our multinational operations, our business is subject to fluctuations based upon changes in the exchange rates between the currencies in which we collect revenues and pay expenses, which could affect our operating results. Our expenses are not necessarily incurred in the currency in which revenue is generated, and, as a result, we are required from time to time to convert currencies to meet our obligations. These currency conversions are subject to exchange rate fluctuations, and changes to the value of the pound sterling relative to other currencies could adversely affect our business and results of operations.

        In addition, our consolidated financial statements are prepared in pounds sterling and translated into U.S. dollars for U.S. reporting purposes. As a result, even when foreign currency expenses substantially offset revenues in the same currency, our net income may be diminished, or our net loss increased, when reported in U.S. dollars in our financial statements. In particular, if a significant percentage of our cash balances are held by our U.K. parent company in U.S. dollars, as they historically have been, movements in the value of the U.S. dollar against the pound sterling impact our operating results due to the translation of these U.S. dollar cash balances into pounds sterling in connection with the preparation of our consolidated financial statements and the translation back into U.S. dollars for U.S. reporting purposes.

        We do not currently undertake currency hedging transactions to cover our transaction or translation exposures, but we may choose to hedge a portion of these exposures in the future. Any losses incurred in connection with currency hedging transactions would adversely affect our operating results.

Our products have lengthy sales and implementation cycles, which could adversely affect our business

        Sales of our software products often require us to engage in a lengthy sales effort, and these lengthy periods or delays in customer deployment of a product could materially adversely affect our operating results or financial condition. Our sales efforts often include significant education of prospective customers regarding the use and benefits of our products. As a result, the sales cycle for our products varies and can be as long as two to six months. In addition, the implementation of our products often involves a significant commitment of resources by customers over an extended period of time. Our sales and customer implementation cycles are subject to a number of potential delays. These include delays related to product implementation as well as delays over which we have little or no control, including:

  •
  customers' budgetary constraints;

  •
  internal acceptance reviews; and

  •
  the complexity of customers' technical needs.

        An increase in the average sales size of transactions would also be likely to result in a longer sales cycle as the licenses of our software products become more of an enterprise-wide decision by prospective customers requiring a significant commitment of resources.

We grant customers lengthy credit terms which exposes us to the risk of uncollected accounts as our business grows

        We grant lengthy credit terms to selected customers, and an increase in bad debts could materially adversely impact our operating results. Our standard terms range from 30 to 90 days, but have extended as far as one year. We also operate in an industry where some of our customers, including indirect resellers and OEMs, are relatively undercapitalized. Resellers' ability to pay us may be dependent on their ability to collect funds from their customers. We cannot assure you that the allowances we make for bad debts will be sufficient.

Our products may have errors or defects which could negatively affect our revenues and the market acceptance of our products and increase our costs

        Our software products are complex, and may contain undetected defects, errors or failures. These occurrences could result in the loss of or delay in market acceptance of our products, which could harm our business. The occurrence of defects, errors or failures could also result in delays in installation, product returns and other losses to us or to our customers or end users. While we have in the past encountered errors in our products, to date these errors have not materially adversely affected us. As a result, we would have limited experience responding to new problems that could arise with any new products that we introduce.

        We may also be subject to liability claims for damages related to product errors. We do not carry insurance policies covering this type of liability.

Any acquisitions we make could result in dilution, unfavorable accounting charges and difficulties in successfully managing our business

        We continually evaluate strategic acquisitions of other businesses, although we currently have no active negotiations, commitments or agreements with respect to any material acquisition. In May 2000, we acquired a majority interest in SoftSound Limited, a leading speech recognition company, and in October 2000 acquired all outstanding equity in Autonomy Nordic AS, one of our value added resellers. As a result of these, and any other acquisitions, we may be subject to a number of risks, including the following:

  •
  difficulty in integrating the acquired operations and retaining acquired personnel;

  •
  limitations on our ability to retain acquired distribution channels and customers;

  •
  diversion of management's attention and disruption of our ongoing business; and

  •
  limitations on our ability to successfully incorporate acquired technology and rights into our product offerings and maintain uniform standards, controls, procedures and policies.

        We may not successfully overcome problems encountered in connection with potential acquisitions. In addition, an acquisition could harm our operating results by diluting our shareholders' equity, causing us to incur additional debt or requiring us to amortize acquisition expenses and acquired assets.

        Finally, changes by the Financial Accounting Standards Board in the rules for merger accounting may affect our ability to make acquisitions or be acquired. For example, the elimination of the "pooling" method of accounting for mergers will increase the amount of goodwill that we would be required to recognize if we acquire another company, which would have an adverse financial impact on our future net loss or net income.

Failure to adequately protect our intellectual property would result in significant harm to our business

        Our future success will depend in part on our ability to protect our proprietary rights and the technologies used in our principal products. Disputes concerning the ownership or rights to use intellectual property could be costly and time consuming, may distract management from other tasks related to our business and may result in our loss of significant rights or the loss of our right to operate our business.

        Our means of protecting our proprietary rights in the U.S. or abroad may not be adequate or competitors may independently develop similar technologies. Effective patent, copyright, trademark and trade secret protection may be unavailable or limited in some jurisdictions. Policing unauthorized use of our products is difficult. The steps we take to protect our intellectual property may not prevent misappropriation of our technology and our licenses and other agreements may not be enforceable. Despite our efforts to protect our proprietary rights and technologies, unauthorized parties may attempt to copy aspects of our products or to obtain and use trade secrets or other information that we regard as proprietary.

        We have filed patent applications with the United States Patent and Trademark Office, with similar applications under various international patent applications. Nevertheless, all our applications remain pending, and we currently do not have any granted patent on our core technology that would preclude or inhibit competitors from entering our markets. We cannot be certain that any pending or future patent applications will be granted, that any future patent will not be challenged, invalidated or circumvented, or that rights granted under any patent that may be issued will provide us with any competitive advantages.

        We enter into confidentiality and/or license agreements with our employees, consultants, vendors and customers. We have instituted systems and procedures to control access to and distribution of our software, documentation and other proprietary information. In licensing our products to resellers, we rely on written software license and distribution agreements. In licensing our products to end-users, we generally rely on written software license agreements. Otherwise, we rely on standard licenses included with the software which are intended to be binding on the end-user upon purchase but are not signed by the end-user. We cannot assure you that any of our standard licenses will be enforceable in all jurisdictions. We cannot assure you that contractual provisions we put in place will prevent the misuse of our proprietary information or the infringement of our intellectual property rights.

        Legal proceedings to enforce our intellectual property rights could be burdensome and expensive and could involve a high degree of uncertainty. These legal proceedings may also divert management's attention from growing our business. In addition, the laws of some foreign countries do not protect our proprietary rights as fully as do the laws of the U.K. and the U.S. If we do not enforce and protect our intellectual property, our business will suffer substantial harm.

        We cannot assure you that we will prevail in enforcing any of our registered rights or that any of our applications or registrations will not be challenged or that we will be able to continue using our relevant marks in these jurisdictions. We are aware of one other party using the name "Autonomy" as part of an Internet address in connection with its computer software business and that another third party is using "Kenjin" as part of a domain name in association with a business unrelated to our business. We cannot assure you that there has not been any prior use of our marks by an unrelated party with respect to the same or similar products or services as those offered by us which may give rise to priority rights.

Claims by others that we infringe on their intellectual property rights could be costly to defend and could harm our business

        We may be subject to claims by others that our products or brands infringe on or misappropriate their intellectual property or other property rights. These claims, whether or not valid, could require us to spend significant sums in litigation, distract management attention from the business, pay damages, delay or cancel product shipments, re-brand or reengineer our products or acquire licenses to third-party intellectual property. In the event that we need to acquire a third party license, we may not be able to secure it on commercially reasonable terms, or at all. We expect that we will increasingly be subject to infringement claims as the number of products and competitors in our markets grows and the functionality of products overlaps.

Risks Related to Our Markets

The markets for our products have only recently begun to develop which makes it difficult to predict future growth rates

        The market for our software has only recently begun to develop and is rapidly evolving. An increasing number of competitors are introducing or developing products and services for the handling of unstructured information in different environments. Therefore, demand and market acceptance for recently introduced products and services are subject to a high level of uncertainty. The segments of the software industry in which we operate are young and have few proven products. While we believe that our software products offer advantages over existing alternative products, we cannot assure you that present or future competitors will not develop competitive software. Our products are highly complex and we cannot assure you that they will become widely adopted.

        Our products are new and evolving and it is difficult to predict the future growth rates, if any, and size of these markets. We cannot assure you that the markets for our products will develop or that our products will be adopted in the market. If the markets do not develop, develop more slowly than expected or become saturated with competitors, or if our products do not achieve market acceptance, our business, operating results and financial condition could be adversely affected.

There is substantial competition in our markets which could adversely affect us

        While the markets for our products are comparatively new, these markets are intensely competitive, rapidly evolving and subject to rapid technological change. We expect competition to persist, intensify and increase in the future. There are no substantial barriers to entry into these markets.

        We believe that our ability to compete is dependent upon many factors within and beyond our control, including:

  •
  timing and market acceptance of new solutions and enhancements to existing solutions developed by us and our competitors;

  •
  performance, ease of use and reliability of our products;

  •
  price;

  •
  customer service and support;

  •
  sales and marketing efforts; and

  •
  features.

        We may not be able to continue to compete successfully against current and potential competitors, especially those with significantly greater financial, marketing, service, support, technical and other resources. If any technology that is competing with ours is or becomes more reliable, higher performing, less expensive or has other advantages over our technology, then the demand for our products would decrease, which would harm our business. Competitors may be able to respond more rapidly to new or emerging technologies and changes in customer requirements or devote greater resources to the development, promotion and sale of their products than we can. We have encountered, and expect to encounter, customers who are extremely confident in, and committed to, our competitors' products. Furthermore, some of our competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties to increase their ability to rapidly gain market share by addressing the needs of our prospective customers. These competitors may enter our existing or future markets with solutions that may be less expensive, provide higher performance or additional features or be introduced earlier than our solutions. Given the opportunities in our markets, we also expect that other companies may enter our markets with alternative products and technologies, which could reduce the sales or market acceptance of our products, perpetuate intense price competition or make our products obsolete. Increased competition could also result in price reductions, reduced gross margins and loss of market share.

        We believe that, at present, eHNC, Inc. is the only company to have developed technology with complete performance characteristics similar to our technology. To date, eHNC has no products which compete completely with our products or our core technology. We also face significant competition from other established software companies, such as Microsoft, IBM, SAP and Oracle, who from time to time announce broad software product initiatives.

Our licenses of technology to OEM customers may lead to competition from those OEM customers in our end-user product markets

        As part of our sales strategy, we license our technology to OEM customers for incorporation into their products. As a result, we expect our OEM customers to offer products that will be directly competitive with our end-user products. This competition could result in price reductions, reduced gross margins and loss of market share for our end-user products in the short to medium term. This competition could directly adversely impact our end-user product revenues, or otherwise materially adversely effect our business, operating results or financial condition. While our business plan contemplates that this potentially negative impact will be offset by increased OEM sales, we cannot assure you that this will occur or that any benefits obtained through our OEM licensing strategy will outweigh the negative impact associated with increased competition for our end-user products.

Downturns in the software market may decrease our revenue and margins.

        The market for our products depends on economic conditions affecting the broader software market. Downturns in the economy may cause businesses and governments to delay or cancel specific projects, reduce their overall information technology budgets or reduce or cancel orders for our products. In this environment, customers may experience financial difficulty, and as a result fail to or defer the budget for the purchase of our products or cease operations altogether. This, in turn, may lead to longer sales cycles, delays in payment and collection, and price pressures, causing us to realize lower revenues and margins. In particular, capital spending in the information technology sector generally has decreased in the past 18 months, and many of our customers and potential customers have experienced declines in their revenues and operations. In addition, the terrorist acts of September 11, 2001, have created an uncertain economic environment and we cannot predict the impact of these events, any future terrorist acts or any related military action, on our customers or business. We believe that, in light of these events, some businesses and governments may curtail or eliminate capital spending on information technology. If capital spending in our markets declines, it may be necessary for us to gain significant market share from our competitors in order to achieve our financial goals and achieve and maintain profitability.

Risks Related to the Financial Markets

The prices of our ordinary shares and ADSs are likely to be highly volatile

        The prices at which our ordinary shares and ADSs trade are highly volatile and may continue to fluctuate substantially. In addition, stock markets have from time to time experienced significant price and volume fluctuations that have affected the market prices for the securities of technology companies, particularly Internet companies, and which may be unrelated to our operating performance or prospects. Furthermore, our operating results and prospects from time to time may be below the expectations of market analysts and investors. Moreover, if our ordinary shares or ADSs are added to or deleted from existing third party share indices, such as the FTSE 100 Index, our share price could be positively or negatively affected. Any of these events could result in a material decline in the prices of our ordinary shares and ADSs.

Shares eligible for public sale could adversely affect the price of our ordinary shares and ADSs

        The market prices of our ordinary shares and ADSs could decline as a result of sales by our existing shareholders of ordinary shares or ADSs in the market, or the perception that these sales could occur. These sales also might make it difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

We have never paid any dividends and we do not intend to pay dividends in the foreseeable future

        Companies organized under English law cannot pay dividends unless they have distributable profits as defined in the Companies Act. To date, we have not declared or paid any cash dividends on our stock and currently intend to retain any future earnings for funding growth. We do not anticipate paying any dividends in the foreseeable future.

Your rights as a shareholder will be governed by English law and differ from the rights of shareholders under U.S. law

        Autonomy Corporation plc is a public limited company incorporated under the laws of England and Wales. Therefore, the rights of holders of ordinary shares and many of the rights of ADS holders are governed by English law and by our Memorandum and Articles of Association. These rights differ from the typical rights of shareholders in U.S. corporations. In particular, a majority of our directors and executive officers and some of the experts named in this prospectus are residents of countries other than the United States. Further all or a substantial portion of their assets and our assets are located outside the United States. As a result, it may not be possible for you to:

  •
  effect service of process within the United States upon a majority of our directors and executive officers and some of the experts named in this prospectus or on us; or

  •
  enforce in United States courts or outside the United States judgments obtained against a majority of our directors and executive officers and some of the experts named in this prospectus or us in the United States courts in any action, including actions under the civil liability provisions of United States securities laws; or

  •
  enforce in United States courts judgments obtained against a majority of our directors and executive officers and some of the experts named in this prospectus or us in courts in jurisdictions outside the United States in any action, including actions under the civil liability provisions of United States securities laws.

        You also may have difficulties enforcing, in original actions brought in courts in jurisdictions located outside the United States, liabilities under the United States securities laws. We have been advised by Brobeck Hale and Dorr, our English legal counsel, that there is doubt as to the enforceability of liabilities against these persons in the United Kingdom in original actions or in actions for the enforcement of judgments of U.S. courts predicated upon the federal securities laws of the United States.

Item 4.    Information on the Company

Overview

        We are a leading provider of infrastructure technology for automating the management, processing and delivery of unstructured information from and to sources across the Internet, the extended enterprise and other digital domains such as WAP-enabled phones. Unstructured information is electronic content, such as Web pages, e-mails and word processing documents, speech and video, that has not been organized in a relational manner. Our proprietary Dynamic Reasoning Engine, or DRE, applies sophisticated pattern-recognition algorithms to information, analysing the information and then automatically performing operations on this information. This provides an infrastructure platform upon which our own products operate, serves as the infrastructure for third-party products and are integrated into a variety of applications developed by third party OEMs.

Industry Background

        The growth of an electronic business environment and the Internet has led to a dramatic increase in the amount of unstructured electronic information available to and created by corporate and individual users. In the corporate environment, unstructured information is primarily text based and can include a variety of forms such as customer and internal correspondence, descriptions of products on a corporation's website and even advertising, as well as voicemails, other recorded speech and video. For individuals, such information can include web pages and e-mails, broadcast speech and video. The growth of Internet content and the number of users has led to an increase in available unstructured information as an environment has developed in which users of information are increasingly also producers of information in unstructured form. The form of unstructured information, however, is inherently arbitrary and this information can only be managed and used effectively by analyzing and understanding its content. This need, coupled with the growth of such information, is a fundamental inhibitor of the effective and efficient use of information by enterprises and individuals.

        Most existing approaches to managing unstructured information do not ensure that the right information is delivered to the right person at the right time in a cost-effective and efficient manner. Most approaches are largely manual and, therefore, are neither effective nor scalable while providing for the timely and accurate delivery of information. These manual processes are either in the back-end processing and organization of information, or on the part of users trying to find the information through basic search techniques. Most current back-end solutions are largely based on attempting to structure unstructured data through the labor and time intensive process of reading and subsequently tagging and categorizing information, using methods such as extensible Markup Language, or XML, the universal form for structured documents and data on the Internet. These approaches are difficult to scale efficiently as an increase in information often requires a corresponding increase in resources. These methods often produce inconsistent results due to the differing approaches and levels of expertise of the individuals involved in the tagging and categorizing process. While current applications such as knowledge management systems based on keyword methods may provide a measure of automation, generally they involve a manual process of updating rules, relationships and filters to deliver an effective solution. Even where this is done, these approaches often deliver inaccurate results, require active user participation and are effective only for a limited set of predefined subjects. In addition, none of the current approaches have the ability to adapt to a user's evolving interests completely automatically.

        We believe that an effective comprehensive solution to the management and timely delivery of unstructured information requires technologies that can automatically:

  •
  handle all forms of unstructured information regardless of their format or location;

  •
  categorize and tag content;

  •
  hyperlink to relevant information;

  •
  deliver personalized content;

  •
  alert users of new relevant information;

  •
  profile users and information for more accurate future information delivery and potential collaboration between users; and

  •
  provide natural language searching.

The Autonomy Solution

        We develop, market and sell infrastructure technology that automatically organizes unstructured information into personally-relevant content in a real-time and efficient manner. Our core technology provides a platform for the automatic searching, categorizing, tagging, linking, and profiling of all forms of unstructured information regardless of repository, thereby enabling the automatic delivery of large volumes of personalized information. Because our technology is easily adaptable to different sources of unstructured information, we are able to provide fundamental capabilities in a wide range of software markets, through our own products and those of our OEM customers. In addition to automating the management of the information itself, our products build an understanding of each user's interests and can therefore provide improved delivery of relevant information. As such, products using our technology can both create cost savings by reducing the need for manual processing of information and provide opportunities for increasing revenue by generating demand.

        The DRE, our core enabling technology, combines innovative pattern-matching algorithms with sophisticated contextual analysis and concept extraction. Using the DRE, our products automate the process of getting the right information to the right people at the right time by applying sophisticated concept-matching techniques to the problems of information access and distribution.

        Our technology is able to analyze any digital document independent of its language, as well as speech and video in multiple languages, and identify and prioritize the main concepts within that piece of content. As a result, customers using products that embed our core technology can automate a broad range of otherwise labor-intensive, iterative tasks. These tasks range from categorizing information by subject matter, to inserting hypertext links to related material, to profiling users based on ideas in the text they read or write, to delivering information to those users most likely to be interested. This automation improves the efficiency of information management and enables the dynamic personalization of content.

        Our technology can be applied both to the back-end production and front-end consumption of information. For example, customer service departments can automatically process, categorize and distribute customer e-mails without manual intervention, increasing customer relationship responsiveness. Additionally, our technology's ability to profile users by tracking the information they consume allows the automatic recommendation of individually relevant products on a website. Our technology can provide enterprises with varied opportunities to enhance revenue by understanding individual users and the information they consume.

        The fundamental capabilities of the DRE allow it to be embedded in a wide range of applications and facilitate the management of information and decision making process.

Strategy and History

        Our objective is for our technology to become a key component of the Internet and extended enterprise infrastructure. We plan to achieve this by continuing to embed our DRE platform in a wide range of OEM products as well as our own products. We expect to take advantage of our technological leadership, strategic relationships, broad-based direct and indirect sales and marketing efforts and scalable business model to establish our products and technology as essential elements of information management.

        Key elements of our strategy include:

        Capitalize on New and Existing OEM Relationships.    The rapid growth in the amount of unstructured information is making it increasingly important for virtually all software applications to handle this type of content. We have designed the DRE so that third-party software developers can easily embed our technology to allow their own products to efficiently manage unstructured data. As of December 31, 2001, we had over 40 OEM customers embedding our technology, and we expect to expand the scope of our OEM activities with existing and new OEM customers as a fundamental part of our growth strategy.

        Build Brand Awareness.    We seek to establish the Autonomy brand as the standard software solution for automatic management of unstructured information. We are promoting the Autonomy brand through a combination of online and offline promotional activities and advertising targeting end-users. We are also pursuing a strategy of further enhancing the Autonomy brand through our "Powered by Autonomy" co-branding program with our OEM customers.

        Grow International Presence and Expand Sales Channels.    We have sales offices in cities throughout the North America and Europe, and in Singapore, which forms the foundation of our Asia-Pacific operations. We intend to expand the geographic territories covered by our direct presence, using this to drive the expansion of our indirect channels through systems integrators and resellers in these and other territories.

        Develop and Enhance our Technology.    We intend to enhance our technology by continuing to devote significant resources to research and development efforts and by forming strategic relationships. A key driver of these efforts is responding to the needs identified by our OEM customers. We expect to provide additional and superior functionalities in our own products, and our OEM customers' products, as a result of these development efforts.

        Support Emerging Information Delivery Platforms.    We have expanded the scope of our product solutions to include alternative delivery platforms such as wireless application protocol, or WAP, and NTT DoCoMo's i-Mode, and other applications that require efficient delivery of unstructured information. We expect to continue to develop products for these and other expanding markets as they develop.

        Support Alternative Types of Unstructured Information.    We are expanding our core technology beyond text to a variety of other unstructured information that naturally complements our existing products, particularly to speech through the acquisition of SoftSound in May 2000. An increasing amount of information is produced and available in forms other than text, such as voice, where operational requirements are similar to those applied to textual information. Such developments would provide for a natural extension of our existing business and markets.

        Each of the components of our strategy, including growing our international presence, developing and enhancing our technology and further supporting alternative types of unstructured information, may be supported where appropriate by suitable acquisitions or by partnerships.

Products

        To achieve our objective of establishing our technology as a key element of the Internet and extended enterprise infrastructure, we have developed end-user application products targeted at broad end-user markets. In addition, we have established, and seek to extend, relationships with third party OEMs that embed our technology in a wide variety of applications. By incorporating our technology into a wide range of products offered by us and by OEMs, we believe that we can establish the Autonomy platform as the standard solution for the management and automatic delivery of unstructured information.

        We address the needs of our end-user customers in our three current principal markets through products which include our Intelligent Data Operating Layer, or IDOL, the core of all of our other products, as well as additional functionality designed for the needs of users in specific markets. We license our Autonomy Application Builder to OEMs and end users to create products that accomplish a variety of tasks built on IDOL, such as automated customer relationship management, e-mail routing, document management, marketing and sales automation and business intelligence.

        Through a dedicated team, we are modifying our products to address the limitations of wireless information delivery. Current problems include small screens and limited memory in handheld devices such as mobile phones, pagers and personal digital assistants like the Palm VII. Many of our products, including Portal-in-a-Box and Autonomy Update, are now available with WAP, I-Mode and Palm compliant interface modules.

        Our products targeted at end-users including the following:

        Portal-in-a-Box, our flagship product, is an off-the-shelf solution that enables online publishers and enterprises to easily create and automatically maintain an easy-to-navigate customized portal site or enterprise information portal. This product removes the need for manual labour in the process of categorizing and hypertext linking large amounts of information. In addition, Portal-in-a-Box offers sophisticated personalization features, including profiling and interests monitoring so that, for instance, opening pages can be automatically personalized for each site visitor. More advanced versions of Portal-in-a-Box provide more extensive per-user customization, and allow easier expansion, third party integration and migration to new web technologies. Additional modules available for Portal-in-a-Box include the following, allowing end-users to develop their solutions based only on the modules they need:

DRE Indexer:	performs functions including querying, indexing, automatic summarization of documents based on key concepts and automatic suggestion of related documents;
Profiler:	provides for the tracking of the interests of the user to optimize the personalized matching of content and users;
Categorize:	provides for the automatic categorization and tagging of documents;
Spider:	through advanced retrieval features, systematically retrieves content from customer configurable list of Internet sites or an intranet;
Import:	provides import support for numerous document types, including a wide range of formats such as HTML, Lotus Notes, plain text and word processing documents; and
UserAgent:	manages the manipulation and storage of user information and profiles.

        Autonomy Application Builder.    Autonomy Application Builder, built on the core functionality toolkit provided by IDOL, consists of multiple modules, each of which can be purchased individually, to allow developers easy customization. Modules include:

        Autonomy Server uses advanced pattern recognition technology to automate the searching, cross-referencing, hyperlinking and presentation of information, virtually eliminating the need for manual labor in the process.

        Autonomy Update monitors a customer configurable list of Internet and intranet sites, news feeds and internal repositories to create a personalized report informing individual users of developments that are relevant to their specific roles and interests. Autonomy Update alerts users via email and other mechanisms as soon as updated information of specific interest is available.

        Autonomy Navigator provides navigation across a hierarchy of categorized content, enabling users to both search and navigate through a hierarchical tree of content categories.

        Active Windows Extension brings relevant background information to employees as they work. As an employee goes about reading or writing a document or e-mail message or creating a presentation, Active Windows Extension conducts a real-time analysis of the ideas involved in the document and provides links to relevant internal and external information. These recommended links may include news articles from news-feeds or Web sites, Lotus Notes documents, email messages, word processing files and even the contact information for colleagues working in a similar area.

        Categorizer automates the accurate categorization and tagging of large volumes of both internal and external information. The only administration required is to identify examples of documents to defined categories. The Categorizer will determine how and where new documents will best fit, and then categorize them accordingly. All of this is done automatically and in real time.

        Autonomy Answer automatically responds to common e-mail enquiries, allowing help desk staff to focus on questions requiring a manually generated response. Autonomy Answer is able to match new and earlier questions to present a set of potential answers, or a further set of related questions, and provides automatic feedback to continually update new responses.

        AXE automatically inserts XML tags and links into documents, based on the concepts contained in the information, thereby eliminating all manual cost. AXE enables XML applications to understand conceptual information, independent of variations in tagging schemas or the variety of applications in use. This means, for example, that legacy data from disparate sources, tagged using different schemas, can be automatically reconciled and operated upon.

        Commerce Application Builder provides a flexible, scaleable and fully automated e-Commerce content infrastructure, designed to enable e-sellers to automatically aggregate, associate and personalise their site's content to deliver more and higher value transactions at the lowest possible cost.

        Voice Suite adds to Autonomy's infrastructure offering the ability to handle multimedia content, such as videos, broadcasts, audio archives, news feed streams. Autonomy's Voice Suite works alongside other Autonomy products, treating multimedia content in the same manner as textual information.

OEM Customers

        We actively seek to license our technology for integration into applications developed by third party OEMs. Our Autonomy Content Infrastructure (ACI) program is an essential foundation of our OEM marketing strategy. ACI automates operations on unstructured information for cross-enterprise applications. ACI-compliant applications are compatible through their common understanding of unstructured information. These arrangements allow us to address more rapidly a broader range of vertical end-user markets and generate more sales than we would be able to achieve through licensing of end-user products only. We also believe that OEM relationships will be essential in establishing our technology as the standard solution for managing unstructured information.

End-User Customers

        We have developed end-user applications for selected markets where we believe the demand for our technology is most immediate and where we believe we are best suited to create and offer the application to the market. Our products are horizontal applicable, and have been implemented globally in almost every type of industry to address a wide range of automation requirements. As of December 31, 2001, we have sold our products to approximately 475 customers across multiple vertical markets, including:

Consulting	E-Commerce	Financial	Government/Investigative
Butler Group	BringMyWine.com	Deutsche Bank	DERA
Cap Gemini E&Y	Tesco	Dresdner Kleinwort	DTI
Cluster Consulting	Torget	HSBC Investment	NASA
Computeraid	TravelBreak	Lloyds TSB	Securicor
KPMG	Yatack	Nationwide	UK Police Forces
		RoyalSunAlliance	US Army
		Zurich Financial	US Dept. Of Defense
Corporate	Legal
BP Amoco	Addleshaw Booth
Ingersoll-rand	Butterworths
Nestlé	Freshfields
Philips
Manufacturing	Media	Pharmaceutical	Technology
BAE Systems	BBC	Astra Zeneca	BEA
Daimler Chrysler	BostonHerald	GlaxoSmithkline	Compaq
Ford Motor Company	BskyB	LocusMedicus	EMC Corporation
Fujitsu	Internet.com	Novartis	Epiphany
General Motors	Knightridder		HP
Halliburton	LineOne		IBM
Skanska	McGraw Hill		Intel
Volkswagen	Reed Elsevier		Oracle
	Reuters		Seagate
	SF Gate		Sun
Sybase
Unisys
Vignette

Sales, Marketing and Strategic Relationships

        We sell our products through our value added resellers, OEMs, our direct sales force and other distributors. As of December 31, 2001, we employed approximately 99 people in our sales and marketing departments. Approximately half of our sales force is located in the United States, with the remainder in the U.K., Europe and the rest of the world. A portion of the sales force is dedicated to developing OEM relationships, and all of the sales force is tasked with developing indirect selling arrangements.

        A key to our success is building brand awareness and commanding recognition of our leadership in the marketplace. We employ a number of marketing vehicles to promote our brand, including advertising, our "Powered by Autonomy" co-branding program, participation in market research studies, industry analyst product and strategy updates, trade shows and industry seminars. In addition, once we begin to recognize significant sales within an industry, we develop a marketing plan for promotion of our products within that industry using initial customers as references.

        Strategic relationships and partnerships are a fundamental part of our overall marketing strategy, in addition to sales through our other channels. Through our Autonomy Advantage Partners Program we facilitate new product development, collaborative marketing initiatives and joint sales efforts with a select group of OEMs, value added resellers, systems integrators, consultants and developers.

Competition

        We believe that the principal competitive factors affecting our markets are:

  •
  ability to perform operations automatically;

  •
  ability to handle all forms of unstructured information, including text, speech and video;

  •
  product features;

  •
  product performance and scalability;

  •
  ease of integration with customers' existing enterprise systems;

  •
  quality of support and service;

  •
  price; and

  •
  company reputation.

        Since our technology is applicable to a broad range of applications and industries, we face different competition depending on the use and application of our products. Accordingly, our principal competitors today include developers and vendors of:

  •
  information management software, such as IBM's Lotus Notes, Convera and eHNC;

  •
  unstructured information management applications using keyword-based technologies, such as Inktomi, Verity and AltaVista;

  •
  personalized information delivery applications, such as BroadVision; and

  •
  document management applications, such as Documentum and PCDocs.

        We also face significant competition from other established software companies who from time to time announce broad software product initiatives, such as Microsoft, Oracle, SAP and IBM.

Technology

        Our products use the DRE's algorithms to extract conceptual profiles from text and speech to match them to conceptual profiles of users. The "concepts" matched are based on recurring patterns within the information. The concepts extracted by our products are probabilistic patterns recognized and indexed by the DRE. The DRE is able to identify key concepts within a body of unstructured information through an analysis of the occurrence of, and relationships between, terms that correlate with meaning. These patterns can be employed to approximate, and to differentiate between, meanings contained within information. We believe this ability to automatically extract concepts from a body of unstructured information and match them with other concepts, rather than simply take account of the presence or absence of individual keywords, is a significant advance over currently available alternative technologies. Once conceptual profiles of the content and the users of that content are derived in this manner, a number of operations are then made possible based on the resultant infrastructure.

        The DRE is a scalable process which performs automatic importing and conceptual profiling of content, testing of relevance, delivery of results and interaction with other components. Once configured for a particular installation, the DRE operates automatically to receive new content and perform the tasks required to profile this content and match it with user interests. Similarly, the DRE can import and deliver profiles of users' interests and expertise, making them another derived source of information for the organization. This enables the DRE to inform users about relevant information when it arises and to put them in contact with other users with similar interests. The DRE was developed in C, and works across multiple hardware and operating system platforms ranging from personal computers running Microsoft Windows to multiprocessor Unix platforms.

Intellectual Property and Proprietary Rights

        We purchased our core DRE technology outright from Neurodynamics in July 1998 for $4.0 million. Prior to this we licensed the DRE from Neurodynamics in exchange for a percentage of our net sales.

        Our success and ability to compete are dependent to a significant degree on our proprietary technology. We rely on a combination of copyright, trademark, service mark, trade secret laws and contractual restrictions to protect our proprietary rights in products and services.

        We have undertaken a patent program to aggressively seek patent protection, in addition to our other forms of intellectual property protection. We have filed multiple patent applications with the United States Patent and Trademark Office with respect to portions of our core technology, with similar applications under various international patent applications, all of which are pending. SoftSound has been issued two patents in the United States with respect to speech recognition and analysis techniques. However, we currently do not have any granted patent on our core technology that would preclude or inhibit competitors from entering our markets.

        We have registered our two logos, "Autonomy and circle of dots" and "A in a circle of dots" and the marks "Autonomy", "DRE", "Dynamic Reasoning Engine" and "Portal-in-a-Box" in the majority of countries in which we operate, including the U.S., the U.K., Canada, Japan and via a Community application for the European Union. We have also applied to protect the following marks with a U.S., U.K. and Community application: "ACI", "Autonomy XML Engine", "AXE", "ActiveKnowlegde", "Autonomy Answer", "Autonomy Application Builder", "Autonomy Commerce Application Builder", "Autonomy Content Infrastructure", "Autonomy Server", "Autonomy Update", "Autonomy Voice Suite", "VeryLite", "i-wap", "Clusteriser", "IDOL" and "Omnifetch". We have also registered or applied for protection for some of these marks and logos in other countries, such as South Africa, Australia, Hong Kong, Switzerland, Norway and Singapore. We are aware of one other party using the name "Autonomy" as part of an Internet address in connection with its computer software business and that another third party is using "Kenjin" as part of a domain name in association with a business unrelated to our business. We do not believe that these unrelated entities compete with us because they operate in different business markets.

Research and Development

        We have made substantial investments in research and development through both internal development, acquisition of the DRE from Neurodynamics in July 1998 and the acquisition of SoftSound in May 2000. Although we plan to continue to evaluate externally developed technologies for integration into our product lines, we expect that most enhancements to existing and new products will be developed internally.

        The majority of our internal research and development activity has been directed towards improvements of our underlying pattern recognition algorithms, voice recognition, video recognition and the development of advanced tools for application-building on our core product set. We also seek to continue to broaden the applicability of our core technology to other types of information, such as other speech patterns and images. On a limited basis, we fund university research into new mathematical approaches.

        We maintain ongoing research and development efforts at our Cambridge, England facility, with additional product definition and development conducted in San Francisco, California. Our research and development expenditures for 1999, 2000 and 2001 were approximately $4.3 million, $6.5 million and $8.3 million, respectively. We expect that our research and development expenditures will grow on an absolute basis in the future. See "Item 5: Operating and Financial Review and Prospects.

Facilities

        Our headquarters are located at Cambridge Business Park, Cowley Road, Cambridge CB4 0WZ, United Kingdom, where we lease an approximately 42,000 square foot building, for rent of approximately £925,000 (approximately $1.3 million) per annum. The term of the lease commenced on February 28, 2001 and expires on February 27, 2015, with rent reviews on the fifth and tenth anniversaries of the completion of the building. We sublease approximately two-thirds of the building to other tenants. We sublease a portion of this space to Cambridge Neurodynamics Limited. Our main U.S. office is located at 301 Howard Street, San Francisco, California 94105, where we lease approximately 9,500 square feet of office space. The initial term of this lease commenced on April 17, 1999 and expires on April 17, 2004. We lease approximately 3,500 square feet of office space in Reston, Virginia, under a lease which commenced on November 1, 2000, and expires on October 31, 2007. We lease small amounts of office space in Oslo, Norway, and Stockholm, Sweden, under leases which commenced on March 8, 1999, and April 2, 2000, respectively, and expire on March 7, 2002, and April 1, 2003, respectively. We also use serviced office facilities and home offices throughout North America and Europe. We believe that, if needed, alternative locations for each of these facilities can be secured on acceptable terms and within a reasonable time.

General

        We were incorporated under the laws of England and Wales on March 21, 1996, and are registered as a public company limited by shares under the name Autonomy Corporation plc. Our principal place of business and registered office is located at Cambridge Business Park, Cowley Road, Cambridge CB4 0WZ, United Kingdom, and our phone number at that address is +44 (0)1223 448 000.

        Autonomy Corporation plc is the ultimate holding company of the Autonomy group. Autonomy's significant subsidiaries include Autonomy Systems Limited, a limited company organized and existing under the laws of England and Wales, and Autonomy Inc., a New Jersey corporation. Both these subsidiaries are wholly-owned.

Item 5.    Operating and Financial Review and Prospects

        The following discussion of our financial condition and results of operations includes certain financial information extracted without adjustment from our consolidated financial statements prepared in accordance with U.S. GAAP. This information is a summary and you should read the entire Annual Report on Form 20-F carefully. This discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results and the timing of certain events could differ materially from those anticipated in those forward-looking statements as a result of risk factors, including those set forth under "Risk Factors" and elsewhere in this Annual Report.

Overview

        We were incorporated on March 21, 1996, and commenced commercial operations in July 1996. We delivered our software products to our first customer in November 1996. We established our U.S. operations, which are conducted through Autonomy, Inc., in 1996. From inception through the year ended December 31, 1999, we incurred significant losses.

Revenues

        Substantially all of our revenues currently are derived from:

  •
  licenses of our technology, through direct and indirect sales, including licenses to OEM customers;

  •
  provision of support and maintenance under licenses and to OEM customers; and

  •
  other consulting and support services related to our technology.

        Our primary source of revenue is derived from licensing our core technology through direct and indirect sales of our own products, and through indirect licenses to our OEM customers. In the year ended December 31, 2001, our average sales price was approximately $360,000 per license.

        We expect that in the future, our licensing revenues will include increased royalty payments from unit sales of OEM products that incorporate our proprietary technology. For the year ended December 31, 2001, we received approximately $2.3 million in royalty revenues from existing OEM contracts in addition to prepaid royalties received in connection with the execution of new OEM agreements. Prepaid royalties are recognized as revenue in accordance with our policy described below. OEM agreements generally have three to five year terms.

        Indirect sales methods include sales by value added resellers, distributors, systems integrators and OEMs. We have increasingly placed an emphasis on developing indirect sales channels such as resellers and systems integrators. To facilitate worldwide market penetration, we continue to emphasize these indirect sales channels. Revenue for products sold through indirect sales channels is recognized net of commissions. We use indirect channels to extend the reach of our sales force to obtain worldwide coverage. Our sales force and marketing efforts are used to develop brand awareness and support our indirect channels, as well as to generate direct sales.

        At times we have accepted, and expect to continue to accept, equity interests in private companies as partial consideration for a portion of license revenues. We have accepted equity interests in lieu of approximately $0.9 million of license revenues. We have also in the past entered into cooperative marketing and promotional arrangements with customers. Cooperative marketing and promotional commitments are valued based on published market rates for these services.

        We recognize license revenue under SOP 97-2 "Software revenue recognition" issued by the American Institute of Certified Public Accountants. Under the terms of SOP 97-2, where an arrangement to deliver software does not require significant production, modification or customization, we recognize license revenue under the residual method when all of the following criteria are met:

  •
  persuasive evidence of an arrangement exists;

  •
  delivery has occurred;

  •
  our fee is fixed or determinable; and

  •
  collectability is probable.

        If an acceptance period is required, revenues are recognized upon the earlier of customer acceptance or the expiration of the acceptance period. If significant post-delivery obligations exist or if a product is subject to customer acceptance, revenues are deferred until no significant obligations remain or acceptance has occurred. We have granted customers lengthy credit terms, although not in excess of one year. Revenues from services have, to date, consisted primarily of customer support revenues and, to a lesser extent, training revenues. We also enter into reseller arrangements that typically provide for sub-license fees payable based on contractually established revenue royalty rates. Royalties are recognized as reported by the reseller in re-licensing our products to end-users. Advance royalties are recognized upon the initial sale if all products subject to sub-licensing are shipped in the current period, no rights of return policy exists, collection is probable and the fee is fixed or determinable. If these conditions are not met, we do not recognize advance royalties until reported by the reseller in re-licensing our products to end-users. We consider the need to make allowance for returns, however, to date we have not considered any such provision to be necessary.

        Customer support and maintenance agreements are generally entered into in connection with licenses of our technology. To date, in each period, fees for customer support and maintenance, together with the service revenues described below, have represented less than 10% of our revenue, and have not been separately analyzed. Fees are established as a percentage of the software license price, typically up to 18% per year, and are generally paid annually. Support and maintenance is provided through a weekday working hours "helpline", staffed by our regular technical staff and dedicated support employees. We also offer extended hours support for an additional charge. We also provide additional assistance in connection with initial installation. Renewal of support and maintenance agreements is at the option of the licensee. We recognize revenue related to customer support and maintenance fees ratably over the life of the agreement.

        Each license includes update rights for matters such as error correction if the customer enters into a support and maintenance agreement. We do not grant customers software version upgrade rights. Substantially all of our license agreements are on a platform-specific basis and do not confer rights on the customer to run a product on a different operating system or platform without an extra charge.

        Service revenues are primarily comprised of implementation, consulting, training and other support services delivered in connection with licenses of our technology. Service revenues are recognized as services are performed. If a transaction includes both license and service elements, the license fee revenue is recognized upon shipment of the software, provided services do not include significant customization or modification of the base product and the payment terms for licenses are not subject to acceptance criteria. In cases where license fee payments are contingent upon the acceptance of services, revenues from both the license and the service elements are deferred until the acceptance criteria are met. We do not place a strategic emphasis on growing our service revenues either in absolute dollar terms or as a percentage of our revenues.

        While we publish price lists for our products, prices for our products vary on a case-by-case basis, taking into account variables such as the features licensed, the customer's use of the product and the number of users licensed to use the product within the customer's organization.

        The following table illustrates our revenues by customer location for 2001, 2000 and 1999:

	Year Ended December 31,
	2001	2000	1999
United Kingdom	$12,665	$18,200	$10,155
United States	24,362	30,240	8,676
Europe	14,243	14,407	2,744
Rest of the world	1,324	2,575	407

Total	$52,594	$65,422	$21,982

Cost of Revenues

        Our cost of revenues primarily consists of shipping, software documentation, third-party labor, third-party license fees and other costs associated with the delivery of software products from which license revenue is derived and the cost of providing after-sale support and maintenance services to customers. Our internal labor costs of providing after-sales support and maintenance are recorded as research and development costs.

Operating Expenses

        General and administrative expenses consist primarily of salaries and related personnel expenses for executive, accounting and administrative personnel, professional fees and other general corporate expenses. As we add personnel and incur additional costs related to the growth of our business, we expect that general and administrative expenses will also increase.

        Sales and marketing expenses consist primarily of costs of marketing programs, including advertising, trade show, public relations and promotional expenses, and salaries, commissions and related personnel expenses for our direct sales force and marketing staff. We expect that sales and marketing expenses will increase substantially over the next 12 months as we hire additional sales and marketing personnel, increase spending on advertising and marketing programs and establish additional international locations.

        Provision for doubtful accounts is made for accounts receivable where ultimate collection becomes less than probable after the date the sale is made. Where collectability of sales revenue is not considered probable at the time a sale is made, revenue is recognized when the cash is collected.

        Amortization of share-based compensation results from the granting of stock options to employees and consultants with exercise prices per share determined for financial purposes to be below the deemed fair value per share of our ordinary shares on the dates of grant. Share-based compensation is amortized to expense in accordance with APB Opinion No. 25 over the vesting period of the individual options, generally four years. We recorded share-based compensation (credit) expense of $(0.1) million, $0.1 million and $0.2 million in the years ended December 31, 2001, 2000 and 1999, respectively.

        Research and development expenses consist primarily of salaries and related personnel expenses, consultant fees and expenses related to the design, development, testing and enhancement of our family of products. These include expenses for technical support we provide to customers in connection with the implementation of our products.

        Historically, the impact of changes in foreign exchange rates has had a significant effect on our reported results. Our results are reported in pounds sterling for Nasdaq Europe and U.K. reporting purposes and in U.S. dollars for U.S. reporting purposes. The major component of foreign exchange gains and losses reported through our income statement has been the result of translating our U.S. dollar-denominated cash balances that are held by our U.K. parent company into pounds sterling.

Net profit (loss)

        Although we have achieved net profitability for the years ended December 31, 2001 and 2000, we expect to continue to incur significant product development, sales and marketing and administrative expenses. As a result, we will need to generate significant quarterly revenues to sustain and increase profitability on a quarterly basis and to achieve and maintain profitability on an annual basis.

Results of Operations

        The information set out in the following table is derived without material adjustment from our consolidated financial statements and notes thereto audited by Arthur Andersen, chartered accountants, independent auditors, which are included elsewhere in this document. You should read the whole of this document and not just rely on key or summarized information.

	Year Ended December 31,
	2001	2000	1999
Revenues	100%	100%	100%
Cost of revenues	(4)	(6)	(13)

Gross profit	96	94	87

Operating expenses:
General and administrative	(14)	(12)	(16)
Sales and marketing	(60)	(52)	(72)
Provision for doubtful accounts	(2)	(2)	(8)
Research and development	(16)	(10)	(20)

Total operating expenses	(92)	(76)	(116)

Profit (loss) from operations	4	18	(29)
Other income (expense):
Share of earnings (loss) of associated company and minority interest	—	—	1
Interest income (net)	12	8	5
Gain (loss) on foreign exchange	9	5	3

Total other income (expense)	21	13	9

Profit (loss) before income taxes	25	31	(20)
Provision for income taxes	(7)	(9)	(3)

Net profit (loss)	18	22%	(23)%

Years ended December 31, 2001 and 2000

        Revenues.    Revenues were $52.6 million in 2001, a decrease of approximately $12.8 million or 19.6% from $65.4 million in 2000. This decrease was primarily the result of a general worldwide slowdown in the macro-economic environment which affected IT spending patterns including, in particular, the lengthening of purchasing cycles.

        Cost of revenues.    Cost of revenues was $1.9 million in 2001, a decrease of approximately $2.0 million or 51.3% from $3.9 million in 2000. This decrease was primarily due to lower hardware expenditures, third party licenses and the appointing third parties for training, implementation and other services.

        Gross profit.    Gross profit was $50.7 million in 2001, a decrease of $10.8 million or 17.6% from $61.5 million in 2000. Gross profit margin was 96% in 2001, an increase of approximately 2% from 94% in 2000.

  Operating Expenses

        General and administrative.    General and administrative expenses, which principally comprise staff and office costs, were $7.6 million in 2001, a decrease of $0.1 million or 1% from $7.7 million in 2000.

        Sales and marketing.    Sales and marketing expenses were $31.7 million in 2001, a decrease of $2.0 million or 5.9% from $33.7 million in 2000. The decrease was due to a number of factors, including a decrease in advertising, promotion, marketing and public relations rates, and a decrease in sales commissions as a result of reduced revenues.

        Provision for doubtful accounts.    Provision for doubtful accounts was $1.0 million in 2001, a decrease of $0.6 million or 37.5% from $1.6 million in 2000. Provision for doubtful accounts represented 1.9% of revenues in 2001, as compared to 2.4% in 2000. This decrease as a percentage of revenues was primarily due to better monitoring and improved collection practices.

        Share-based compensation.    Amortization of share-based compensation was a credit of $0.2 million in 2001, compared to an expense of $0.1 million in 2000. Amortization of share-based compensation is included in the operating expense to which it relates.

        Research and development.    Research and development expenses were $8.3 million in 2001, an increase of $1.8 million or 27.7% from $6.5 million in 2000. The increase in research and development expenses was due to an increase in technical personnel and the development and implementation of new products, including the completion of the IDOL platform, the Autonomy XML Engine and the new development of PODs.

        Other income (expense).    Other income (expense) in 2001 consisted of interest income (net), gain on foreign exchange, our share of the retained earnings and losses of Dremedia Limited and Softsound, and write-downs against certain investments. Other income (expense) was $11.2 million in 2001, an increase of $2.6 million or 30.2% from $8.6 million in 2000. Interest income (net) was $6.4 million in 2001, an increase of $0.8 million or 14.3% from $5.6 million in 2000. The increase was primarily due to the inclusion in 2001 of twelve months of bank interest on the proceeds of the May 2000 public offering of our ordinary shares, offset by decreases in interest rates. Gain on foreign exchange was $5.1 million in 2001, an increase of $1.8 million or 54.5% from $3.3 million in 2000. This increase was primarily due to increased U.S. dollar-denominated deposits as a result of our May 2000 public offering, and the subsequent appreciation of the U.S. dollar against the pound sterling, which affected the value of our U.S. dollar-denominated cash balances. We converted substantially all of our dollar denominated cash deposits into sterling in May 2001. Following a deterioration of the financial status of certain fixed asset investments, we have written down the value of these investments in 2001 by $0.3 million, compared to $0.2 million in 2000.

        Profit (loss) before income taxes.    As a result of the above factors, we reported a profit on ordinary activities before taxation of $13.3 million and after taxation of $9.4 million in 2001, as compared to a profit on ordinary activities before taxation of $20.7 million and after taxation of $14.5 million in 2000.

        Income Taxes.    We have provided for income taxes of $3.9 million in 2001 and $6.1 million in 2000. Our effective group tax rate has fallen slightly from 30% in 2000 to 29% in 2001. A valuation allowance has been recorded against net deferred tax assets to reduce the amount of such assets to that which is more likely than not to be realized.

Years ended December 31, 2000 and 1999

        Revenues.    Revenues were $65.4 million in 2000, an increase of approximately $43.4 million or 197.3% from $22.0 million in 1999. This increase was primarily the result of an increase in license revenues from new customers, driven by increased sales across all regions and new marketing activities and the introduction of new products, including the Autonomy Content Infrastructure in January 2000, Clusterizer in April 2000 and Autonomy Voice Suite in November 2000.

        Cost of revenues.    Cost of revenues was $3.9 million in 2000, an increase of approximately $1.1 million or 39.3% from $2.8 million in 1999. This increase was primarily due to increased hardware expenditures, third party licenses and license payments to third parties for training, implementation and other services.

        Gross profit.    Gross profit was $61.5 million in 2000, an increase of $42.3 million or 220.3% from $19.2 million in 1999. Gross profit margin was 94.1% in 2000, an increase of approximately 6.9% from 87.2% in 1999.

  Operating Expenses

        General and administrative.    General and administrative expenses were $7.7 million in 2000, an increase of $4.2 million or 120.0% from $3.5 million in 1999. This increase was primarily due to an increase in personnel and residual costs associated with relocation of the San Francisco office to new headquarters.

        Sales and marketing.    Sales and marketing expenses were $33.7 million in 2000, an increase of $17.9 million or 113.3% from $15.8 million in 1999. The increase was due to a number of factors, including an increase in discretionary spending, including on advertising, promotion, marketing and public relations efforts, and an increase in the number of sales and marketing personnel in Cambridge, Europe and San Francisco.

        Provision for doubtful accounts.    Provision for doubtful accounts was $1.6 million in 2000, an decrease of $0.2 million or 11.1% from $1.8 million in 1999. Provision for doubtful accounts represented 2.4% of revenues in 2000, as compared to 8.2% in 1999. This decrease as a percentage of revenues was primarily due to a significant increase in revenues together with better monitoring and improved collection practice.

        Share-based compensation.    Amortization of share-based compensation was $0.1 million in 2000, a decrease of $0.1 million or 50.0% from $0.2 million in 1999. Amortization of share-based compensation is included in the operating expense to which it relates.

        Research and development.    Research and development expenses were $6.5 million in 2000, an increase of $2.2 million or 51.2% from $4.3 million in 1999. The increase in research and development expenses was due to an increase in technical personnel and the development and implementation of new products, including our WAP-based products, Kenjin, Autonomy XML Engine and Autonomy Voice Suite.

        Other income (expense).    Other income (expense) consisted of interest income (net), gain on foreign exchange and our share of the retained earnings and losses of Autonomy Nordic. We purchased approximately 33.34% of Autonomy Nordic in March 1999. In October 2000 we acquired the remaining 66.66% interest in Autonomy Nordic and subsequently all earnings and losses have been consolidated. Other income (expense) was $8.6 million in 2000, an increase of $6.6 million or 330.0% from $2.0 million in 1999. Interest income (net) was $5.5 million in 2000, an increase of $4.4 million or 400.0% from $1.1 million in 1999. The increase was primarily due to the inclusion in 2000 of approximately eight months of bank interest on the proceeds of the May 2000 public offering of our ordinary shares. Gain on foreign exchange was $3.3 million in 2000, an increase of $2.7 million or 450.0% from $0.6 million in 1999. This increase was primarily due to increased U.S. dollar-denominated deposits as a result of our May 2000 public offering, and the concurrent appreciation of the U.S. dollar against the pound sterling, which affected the value of our U.S. dollar-denominated cash balances. Our share of the retained loss of Autonomy Nordic was $0.2 million in 2000, a decrease of $0.4 million or 200.0% from retained earnings of $0.2 million in 1999.

        Profit (loss) before income taxes.    As a result of the above factors, we reported a profit on ordinary activities before taxation of $20.7 million and after taxation of $14.5 million in 2000, as compared to a loss of $4.2 million before taxation and a loss of $4.9 after taxation in 1999.

        Income Taxes.    We have provided for income taxes of $6.1 million in 2000 and $0.6 million in 1999. A 100% valuation allowance has been recorded against net deferred tax assets as a result of uncertainties regarding the realization of the asset balance and the variability of operating results and taxable income.

Liquidity and Capital Resources

        Cash and cash equivalents totalled $143.6 million at December 31, 2001, compared to a balance of $137.5 million at December 31, 2000.

        We funded our operations since inception primarily through equity capital from outside investors. In June 1996, we raised approximately $10.7 million from a private placement of ordinary shares. In July 1998, we completed an initial public offering of our ordinary shares on EASDAQ (now Nasdaq Europe), raising approximately $34.1 million in net proceeds after commissions and expenses. In May 2000, we completed a public offering of our ordinary shares, raising approximately $99.7 million in net proceeds after commissions and expenses. In connection with the May 2000 offering, trading in our ADSs representing our ordinary shares commenced on the Nasdaq National Market.

        Our capital requirements depend on a variety of factors, including market acceptance of our products, the resources we devote to developing, marketing, selling and supporting our products and the timing and extent of establishing international operations. We expect to continue to devote substantial capital resources to hire staff and expand our sales, support, marketing and product development activities, to expand marketing programs, to establish additional facilities world-wide and for other general corporate activities including potential acquisitions. In our opinion, our working capital is sufficient for our present requirements.

        Net cash provided by operating activities was $6.4 million and $13.0 million for the years ended December 31, 2001 and 2000, respectively, and cash used by operating activities was $6.8 million for the year ended December 31, 1999. The increase from 1999 to 2000, and the decrease from 2000 to 2001, was due to fluctuating revenues combined with comparatively stable operating expenses. During 1999, net cash used by operating activities was primarily due to net losses and increases in accounts receivable, partially offset by increases in deferred revenue and accrued expenses.

        Net cash used in investing activities was $2.2 million in 2001, an increase of $0.8 million or 57% from $1.4 million in 2000. Net cash used in investing activities was $2.0 million in the year ended December 31, 1999. The decrease from 1999 to 2000 was due, in part, to our acquisition of the remaining 66.66% interest in Autonomy Nordic AS in October 2000, resulting in the acquisition of their cash balance of $0.4 million. Cash was used during these periods to acquire office equipment and software licenses and to purchase investments. We currently do not have significant capital spending or short-term purchase commitments, but expect to continue to engage in capital spending in the ordinary course of business.

        Net cash provided by financing activities was $0.7 million in 2001, compared to $103.7 million in 2000. Net cash provided by financing activities in the year ended December 31, 1999 was $0.7 million. Net cash provided by financing activities in 2001 and 1999 was primarily due to the exercise of options to purchase ordinary shares. Net cash provided by financing activities in 2000 primarily represented the proceeds of our initial public offerings on the Nasdaq National Market.

        We expect to experience growth in our working capital needs for the foreseeable future in order to execute our business plan. We anticipate that operating activities, as well as planned capital expenditures, will constitute a material use of our cash resources. In addition, we may utilize cash resources to fund acquisitions or investments in complementary businesses, technologies or products. We believe that our current cash and cash equivalents and cash generated from operations will be sufficient to meet our anticipated cash requirements for working capital and capital expenditures for at least the next 12 months.

        We do not have any indebtedness. Our annual contractual commitment under operating leases is $2,312,000.

Trends

        During the first quarter of 2001, a slowdown in the macro-economic environment began to affect European IT spending patterns, following a slowdown in the United States in late 2000. This slowdown continued to affect most territories throughout 2001. In our observations, economic activity and sentiment did begin to improve in the U.S. and much of Europe in mid-2001, but was unexpectedly interrupted by the terrorist attacks of September 11, 2001. Nevertheless, we experienced an improvement in sentiment in late 2001, resulting in improved revenues and profits in the fourth quarter of 2001. During the period costs remained comparatively stable, although marketing costs declined primarily as a result reduced rates for advertising. Our average selling prices remained consistent with recent historical trends.

Critical Accounting Policies

        The preparation of our financial statements requires us to make estimates and judgements that affect the reported amount of net assets at the date of our financial statements and the reported amounts of revenues and expenses during the period.

        Critical accounting policies are those that have a significant impact on our results and require the most difficult, subjective or complex judgements by management. A full description of our accounting policies is set forth in note 3 to the audited accounts included elsewhere in this Annual Report. Our critical accounting policies include the following:

        Revenue recognition.    Our primary source of revenue is derived from the licensing of software. We make judgments about the likelihood of collection before recognizing revenue. This involves reviewing the creditworthiness of customers and reviewing our collection history. We also make judgments whether sell through has taken place before recognizing revenue through a reseller. Where contracts contain multiple elements such as licence, support and maintenance and other services, we make judgments on the amount of revenue which is allocated to each element. We also estimate the amount of uncollectible receivables each period and record valuation allowances based on the age of unpaid amounts and information about the credit worthiness of customers. Estimates of uncollectible accounts are revised each period and changes recorded in the period they become known.

        Intangible assets and investments.    We record an impairment charge in goodwill and investments when we believe that there has been a decline in value that is other than temporary. Future adverse changes in market conditions or poor operating results of the underlying subsidiaries or investments could result in losses or an inability to recover the carrying value of the assets. In assessing the recoverability of these assets we must make assumptions regarding estimated cash flows and factors to determine the fair value of the respective assets. If these estimates or related assumptions change in the future, we may be required to record impairment charges for these assets.

Recently Issued Accounting Pronouncements

        SFAS No. 141 and SFAS No. 142.    In July 2001, the Financial Accounting Standards Board issued SFAS No. 141, Business Combinations and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 requires the use of the purchase method of accounting for all business combinations initiated after June 30, 2001. SFAS No. 141 requires intangible assets to be recognized if they arise from contractual or legal rights or are "separable", i.e., it is feasible that they may be sold, transferred, licensed, rented, exchanged or pledged. As a result, it is likely that more intangible assets will be recognized under SFAS No. 141 than its predecessor, APB Opinion No.16 although in some instances previously recognized intangibles will be subsumed into goodwill.

        Under SFAS No. 142, goodwill will no longer be amortized on a straight-line basis over its estimated useful life, but will be tested for impairment on an annual basis and whenever indicators of impairment arise. The goodwill impairment test, which is based on fair value, is to be performed on a reporting unit level. A reporting unit is defined as a SFAS No. 131 operating segment or one level lower. Goodwill will no longer be allocated to other long-lived assets for impairment testing under SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of. Additionally, goodwill on equity method investments will no longer be amortized; however, it will continue to be tested for impairment in accordance with Accounting Principles Board Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock. Under SFAS No. 142 intangible assets with indefinite lives will not be amortized. Instead they will be carried at the lower cost or market value and tested for impairment at least annually. All other recognized intangible assets will continue to be amortized over their estimated useful lives.

        SFAS No. 142 is effective for fiscal years beginning after December 15, 2001 although goodwill on business combinations consummated after July 1, 2001 will not be amortized. In addition, goodwill on prior business combinations will cease to be amortized. Had the company adopted SFAS No. 142 at December 31, 2001 the company would not have recorded the goodwill amortization charge of $0.7 million.

        The adoption of SFAS No.141 did not have a material impact on the financial position or the results of operations of the Group and SFAS No.142 is not expected to have a material impact on the financial position or the results of operations of the Group.

        SFAS No. 143.    In June 2001, the Financial Accounting Standards Board issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 requires the fair value of a liability for asset retirement obligations be recognized in the period in which it is incurred if a reasonable estimate of the fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the related long-lived asset. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. To date the Company has not entered into any Asset Retirement Obligations. Thus, the Company anticipates that SFAS No. 143 will not have a material impact on its consolidated financial statements.

        SFAS No. 144.    In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 establishes a single accounting model for long-lived assets to be disposed of by sale consistent with the fundamental provisions of SFAS 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". While it supersedes APB Opinion 30 "Reporting the Results of operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" it retains the presentation of discontinued operations but broadens that presentation to include a component of an entity (rather than a segment of a business). However, discontinued operations are no longer recorded at net realizable value and future operating losses are no longer recognised before they occur. Under SFAS No. 144 there is no longer a requirement to allocate goodwill to long-lived assets to be tested for impairment. It also establishes a probability weighted cash flow estimation approach to deal with situations in which there are a range of cash flows that may be generated by the asset being tested for impairment. SFAS No. 144 also establishes criteria for determining when an asset should be treated as held for sale.

        SFAS No. 144 is effective for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years, with early application encouraged. The provisions of the Statement are generally to be applied prospectively. The Company currently has no plans to dispose of any operations and accordingly, does not anticipate that adoption of SFAS No. 144 will have a material impact on its results of operations or its financial position.

European Monetary Union

        Within Europe, the European Economic and Monetary Union introduced a new currency, the euro, on January 1, 1999. On January 1, 1999, the participating countries adopted the euro as their local currency, initially available for currency trading on currency exchanges and non-cash transactions such as banking, and now available in bills and coins for cash transactions. For a period of up to three months from January 1, 2002, both legacy currencies and the euro will be legal tender. On or before March 31, 2002, the participating countries will withdraw all legacy currencies and exclusively use the euro.

        Our transactions are recorded in both U.S. dollars and foreign currencies, including the euro. We have not incurred and do not expect to incur significant costs from the continued implementation of the euro. However, the currency risk of the euro could harm our business.

Item 6.    Directors, Senior Management and Employees

Directors and executive officers

        The following table sets forth the name, age and position of each of our executive officers, directors and key employees as of December 31, 2001:

Name	Age	Position
Directors and Executive Officers
Michael R. Lynch, Ph.D	36	Managing Director and Chief Executive Officer
Richard G. Gaunt	34	Technical Director and Chief Technology Officer
Barry M. Ariko*(1)(2)	55	Director
John P. McMonigall*(1)(2)	58	Director
Richard N. Perle*(1)	60	Director
Key Group Employees
Sushovan Hussain	37	Chief Financial Officer
Andrew M. Kanter	32	Chief Operating Officer

*
Non-executive director.
(1)
Member of the Audit Committee.
(2)
Member of the Remuneration Committee.

        Michael R. Lynch, Ph.D, co-founder of Autonomy, has served as our Managing Director and Chief Executive Officer since our inception in March 1996. Prior to founding Autonomy, Dr. Lynch founded Neurodynamics Limited in 1990. Dr. Lynch is also a director and Managing Director of Neurodynamics Limited, Cambridge Neurodynamics Limited and Nholdings Limited, and a non-executive director of Paradigm Media and Avocet Capital Management. Dr. Lynch holds an M.A. in electrical and information sciences, a Ph.D in adaptive techniques in signal processing and connectionist models and held a research fellowship in adaptive pattern recognition from Cambridge University.

        Richard G. Gaunt, co-founder of Autonomy, has served as Technical Director and Chief Technology Officer of Autonomy since our inception in March 1996. Mr. Gaunt has served as Technical Director of Cambridge Neurodynamics Limited since 1991, where he contributed to the development of our DRE technology. He also serves as a director of Neurodynamics Limited, Cambridge Neurodynamics Limited and Nholdings Limited. Mr. Gaunt holds a BSc in electronic engineering and an MSc from the University of Natal in Durban.

        Barry M. Ariko has served as a non-executive director of Autonomy since January 2000. From January, 2000, until it was acquired by Peregrine Systems in May, 2001, he was Chairman, CEO and President of Extricity, Inc., a provider of software for the management of inter-company transactions and workflow. Prior to Extricity he was Senior Vice President of AOL, which had acquired Netscape Communications Corp., where he was Executive Vice President and Chief Operating Officer with primary responsibility for the enterprise software business since August, 1998. From April 1994 to August 1998, Mr. Ariko was Executive Vice President in charge of the Americas operations for Oracle Corp. Mr. Ariko also serves as a director of Peregrine Systems, Incyte Genomics and Aspect Communications. Mr. Ariko holds a B.S. in Management from Golden Gate University in San Francisco and in 1992 completed the Advanced Executive Program at Northwestern University's J. L. Kellogg Graduate School of Management.

        John P. McMonigall has served as a non-executive director of Autonomy since July 1998. Since April 1990, Mr. McMonigall has been a director of Apax Partners & Co Ventures Ltd, a venture capital firm, where he is responsible for Apax' investments in private companies in telecommunications, software and related fields. From 1986 to 1990, Mr. McMonigall held a variety of positions at British Telecom where he served as a member of the Management Board. He currently serves on the boards of Dialog Semiconductor GmbH, and TelDaFax GmbH. Mr. McMonigall also serves on the boards of several privately owned companies, including Neurodynamics Limited and Nholdings Limited.

        Richard N. Perle has served as a non-executive director of Autonomy since February 2000. Mr. Perle has served as Resident Fellow of the American Enterprise Institute for Public Policy Research since 1987. Since January 1994, Mr. Perle has also served as a consultant on general business, markets and strategy to corporate clients. He was the Assistant Secretary for the United States Department of Defense, International Security Policy from 1981 to 1988. Mr. Perle is Chief Executive Officer and Chairman of the Board of Directors of Hollinger Digital Inc. and a Director of Morgan Crucible plc, where he serves on the remuneration committee, Hollinger International and AppNet, Inc., where he serves on the audit and remuneration committees. Mr. Perle is a member of the International Advisory Board of Hollinger Inc. Mr. Perle holds an M.A. from Princeton University and an A.B. from the University of Southern California.

        Sushovan Hussain has served as our Chief Financial Officer since June 2001. Prior to joining Autonomy, Mr. Hussain worked for LASMO plc, one of the world's largest oil and gas exploration companies which was acquired by Eni in early 2001, where he held a number of senior international financial positions, including three years in the Corporate Development department, charged with acquisitions and divestments. Mr. Hussain received his BA in Economics from Cambridge University, England, and became a Qualified Chartered Accountant while practicing at Ernst & Young in London.

        Andrew M. Kanter joined Autonomy in August 2000 as Vice President, International Operations and Legal Affairs, and has served as our Chief Operating Officer since 2001. Prior to joining Autonomy, from July 1999 through July 2000, Mr. Kanter was an associate attorney with Brobeck Hale and Dorr, primarily engaged in international mergers and acquisitions and corporate finance. From May 1997 through June 1999, Mr. Kanter was an associate attorney in the Business & Technology group of Brobeck, Phleger & Harrison in San Francisco, CA, and prior to that was an associate attorney with Shearman & Sterling, San Francisco, CA. Mr. Kanter holds a juris doctor from the University of Southern California Law Center and a B.A. from Johns Hopkins University, and also studied at Kansai University of Foreign Studies, Osaka, Japan.

Compensation of Directors

        Compensation, excluding the issue of share options, paid to our directors (8 persons) for the year ended December 31, 2001, was as follows:

	Salary	Benefits in Kind	Bonuses	Total 2001	Total 2000
Executive Directors (in £)
Dr. Michael R. Lynch	100,000	6,118	—	106,118	108,135
Richard G. Gaunt	90,000	4,499	—	94,499	94,486
Ralph J. Harms (resigned September 20, 2001)(1)	99,649	—	—	99,649	120,147
Dominic Johnson (resigned July 25, 2001)	20,612	2,481	—	23,093	78,404
Non-executive Directors (in £)
Barry M. Ariko(1)	17,364	—	—	17,364	16,599
John P. McMonigall	10,000	—	—	10,000	10,000
Richard N. Perle	—	—	—	—	—
Richard C. Wilson (resigned July 25, 2001)	—	—	—	—	—

	337,625	13,098	—	350,723	427,771

(1)
Messrs. Harms and Ariko were paid in U.S. dollars, and the equivalent of $143,361 and $25,000, respectively, has been translated into sterling in the above table.

        Amounts paid include salary, pension, retirement and similar benefits. Non-executive directors are reimbursed for their reasonable out-of-pocket expenses incurred in attending the meetings of our board of directors and committees thereof.

Board Practices

        Officers serve at the discretion of the board of directors. Our Memorandum and Articles of Association authorizes between two and ten directors. Our board currently consists of five directors divided into three classes, with each class serving for a term of three years. At each annual meeting of stockholders, directors are elected by the holders of our ordinary shares to succeed the directors whose terms are expiring. The members of each class of directors are determined by including first any directors who do not wish to stand for re-election and then the directors who have been in office longest since their last appointment or election. Dr. Lynch and Mr. Gaunt were re-elected as directors in July 2001, and each of their offices expires in July 2004. Mr. McMonigall, Ariko and Perle were re-elected as directors in July 2000, and each of their offices expire in July 2003.

Employment Agreements

        We are a party to employment agreements with each of Dr. Lynch and Mr. Gaunt.

        Dr. Lynch's agreement, dated July 9, 1998, provides for his employment as Managing Director and Chief Executive Officer, at a salary of £100,000 per annum. Mr. Gaunt's agreement, dated July 9, 1998, provides for his employment as our Technical Director and Chief Technology Officer, at a salary of £90,000. Each are also entitled to current benefits generally made available to all employees and any fees or remuneration he is entitled to as a director of Autonomy. Each of these agreements has no fixed term and can be terminated by either party on not less than six months notice. For 12 months following the termination of employment, Dr. Lynch and Messrs. Gaunt and Johnson are prohibited from soliciting our clients, customers and employees and from competing with us in a similar geographic area.

        Under the terms of Dr. Lynch's and Mr. Gaunt's agreements, each may provide services on a part-time basis to Cambridge Neurodynamics Limited, a company controlled by Dr. Lynch and Apax, or any companies affiliated with Neurodynamics, at such times as are agreed to by the employee, Neurodynamics and Autonomy after good-faith consultation. Such good faith consultations occur with our non-executive directors from time to time as and when services are requested by Cambridge Neurodynamics Limited or any companies affiliated with Neurodynamics. Such services performed for all Neurodynamics companies may not exceed 25% of either of Dr. Lynch's or Mr. Gaunt's total working time in any month. As compensation for such services, Neurodynamics pays us a monthly fee of up to 25% of Dr. Lynch and Mr. Gaunt's salaries, plus applicable taxes.

        Messrs. Ariko, McMonigall and Perle serve as our directors under appointment letters with us dated January 7, 2000, July 2, 1998 and February 23, 2000, respectively. Under these letters, Mr. Ariko is paid an annual fee of $25,000, and Apax Partners & Co. Ventures Ltd., on behalf of Mr. McMonigall, is paid an annual fee of £10,000, for his services as a director. We have granted options to purchase 75,000 ordinary shares to each of Messrs. Ariko and Perle under their letters. Of these options, 25% of Mr. Ariko's vested on January 7, 2001, and 25% of Mr. Perle's vested on February 23, 2001, with the remainder for each vesting quarterly over the next three years subject to continued service as a director. Each have been granted additional options, set forth below under "Item 6. Directors, Senior Management and Employees—Share Ownership." Either party to each of these letters may terminate the appointment upon three months notice.

        On November 21, 2001, we loaned £200,000 (approximately $290,000) to Andrew M. Kanter, our Vice President, International Operations and Legal Affairs. The loan is repayable on November 20, 2004, only if Mr. Kanter receives or is entitled to receive bonuses, commissions or otherwise above base salary equal to three times the amount due. The loan bears interest at market rates. As of December 31, 2001, £201,033 was outstanding under the loan.

Corporate Governance

        Our board of directors has established an audit committee and a remuneration committee.

        Remuneration Committee.    The remuneration committee is primarily responsible for reviewing and approving our general compensation policies and setting compensation levels for our executive officers. The committee also administers our incentive compensation plans. The committee currently consists of Messrs. Ariko and McMonigall.

        Audit Committee.    The audit committee is primarily responsible for approving the services performed by our independent auditors and reviewing our accounting practices and systems of internal accounting controls. The committee currently consists of Messrs. Ariko, McMonigall and Perle. The ultimate responsibility for reviewing and approving our annual accounts will remain with our Board.

Employees

        The following table sets out the number of our employees by function at the periods indicated:

	As of December 31,
	2001	2000	1999
Technology and research and development	80	69	50
Sales	81	65	44
Marketing	19	18	15
Administrative	24	27	13

Total Employees	204	179	122

        As of December 31, 2001, we had 203 employees, 83 of which were located at our headquarters in Cambridge, England, 74 were located in the United States, and the remainder of which were located at our other world-wide offices.

        We have never had a work stoppage, and no employees are represented under collective bargaining agreements. We consider our relations with our employees to be good.

Share ownership

        As of February 28, 2002, there were outstanding options to purchase a total of 774,019 shares that had been granted by Autonomy to our directors, executive officers and key group employees. Details of these outstanding options are set out below:

Name	Option Plan	Number	Exercise Price Per Share	Grant Date	Exercise Period
Barry M. Ariko	U.S. Option Plan	75,000	$15.88	January 7, 2000	January 7, 2001 to January 7, 2010
Barry M. Ariko	U.S. Option Plan	10,000	£2.24	September 25, 2001	September 25, 2002 to September 25, 2006
Richard N. Perle	U.S. Option Plan	75,000	$39.00	February 23, 2000	February 23, 2001 to February 23, 2010
Richard N. Perle	U.S. Option Plan	37,500	£3.01	April 12, 2001	April 12, 2002 to April 11, 2008
Richard N. Perle	U.S. Option Plan	10,000	£2.24	September 25, 2001	September 25, 2002 to September 25, 2008
Sushovan Hussain	U.K. Option Scheme	50,000	£2.93	July 30, 2001	July 30, 2002 to July 30, 2008
Sushovan Hussain	U.K. Option Scheme	10,000	£2.81	November 1, 2001	November 1, 2002 to November 1, 2008
Andrew M. Kanter	U.K. Option Scheme	300,000	$41.00	July 7, 2000	July 7, 2001 to July 7, 2007
Andrew M. Kanter	U.K. Option Scheme	26,582	£35.81	November 9, 2000	November 9, 2001 to November 8, 2007
Andrew M. Kanter	U.K. Option Scheme	169,937	£3.01	April 12, 2001	April 12, 2002 to April 11, 2008
Andrew M. Kanter	U.K. Option Scheme	10,000	£2.24	September 25, 2001	September 25, 2002 to September 25, 2008

Share Option Plans

        We have adopted two share option plans: The 1996 U.K. Discretionary Option Scheme and the 1998 U.S. Share Option Plan. The total number of ordinary shares which may be subject at any time to outstanding options under the U.K. Option Scheme may not, when aggregated with the number of options granted over the immediately preceding five years under the U.K. Option Scheme, the U.S. Option Plan and any other option plans, exceed 10% of the total number of ordinary shares outstanding at the time. Options granted during the 5-year period are not included in the aggregate number to the extent those options expired or terminated unexercised. In no event may more than 18,000,000 ordinary shares be issued under the U.S. Option Plan.

1996 U.K. Discretionary Option Scheme

        Our U.K. Option Scheme was adopted by our board on December 4, 1996. Our board has complete discretion to determine which eligible individuals receive option grants, the time or times when the grants are to be made, the number of ordinary shares subject to each grant, the vesting schedule to be in effect for the grant and the maximum term for which each option grant may remain outstanding. As of December 31, 2001, options to purchase an aggregate of 2,899,739 ordinary shares were outstanding, and 1,434,421 ordinary shares had been issued pursuant to option exercises under the U.K. Option Scheme.

        The exercise price for each granted option is determined by our board at the time of the grant. No option grant may have a term in excess of seven years. The option vests in one or more instalments over the optionee's period of employment and will be subject to earlier termination in connection with the optionee's cessation of employment. The exercise price for ordinary shares purchased under the U.K. Option Scheme may be paid in cash or by check. The option may also be exercised through the same day sale of a portion of the purchased shares, with the proceeds applied to the payment of the exercise price, or through the delivery of a full recourse, interest bearing promissory note.

        In the event we are acquired or undergo a change in control, each outstanding option may be exchanged for a new option which is the economic equivalent of the exchange option but which relates to shares of the successor corporation or other affiliated entity. Any options which are not so exchanged will terminate upon the consummation of the transaction.

        Our board may amend or modify the U.K. Option Scheme at any time subject to any required stockholder approval. The board may also terminate the U.K. Option Scheme at any time, provided such termination does not adversely affect the rights of outstanding option holders.

1998 U.S. Share Option Plan

        The 1998 U.S. Share Option Plan was adopted by our board in June 1998 and was approved by the shareholders in July 1998 in order to provide equity incentives through option grants to employees residing in the United States. 18,000,000 ordinary shares have been authorized for issuance under the U.S. Option Plan. As of December 31, 2001, options to purchase an aggregate of 2,428,454 ordinary shares were outstanding and 2,587,842 ordinary shares had been issued pursuant to option exercises under the U.S. Option Plan.

        The U.S. Option Plan currently is administered by the board, but the board may delegate its role as plan administrator to a committee of the board. The plan administrator determines which eligible individuals are to receive option grants, the time or times when the grants are to be made, the number of shares subject to each grant, the status of any granted option as either an incentive stock option or a non-statutory stock option under the U.S. tax laws, the vesting schedule to be in effect for the option grant or stock issuance and the maximum term for which any granted option is to remain outstanding.

        Options granted under the U.S. Option Plan may have a term of up to ten years and must have an exercise price of at least 85% of the fair market value of our ordinary shares on the date of grant. Options are exercisable in one or more instalments over the optionee's period of employment and are subject to earlier termination in connection with the optionee's cessation of employment. The exercise price for ordinary shares purchased under the U.S. Option Plan may be paid in cash, by check or in ordinary shares valued at the fair market value on the exercise date. The options may also be exercised through the same day sale of a portion of the purchased shares, with the proceeds applied to the payment of the exercise price, or through the delivery of a full recourse, interest bearing promissory note.

        The plan administrator has the authority, with the consent of affected option holders, to cancel outstanding options under the U.S. Option Plan in return for the grant of new options for the same or a different number of option shares with an exercise price per share based upon the fair market value of our ordinary shares on the new grant date.

        In the event that we are acquired or undergo a change in control, each outstanding option may be exchanged for a new option which is the economic equivalent of the exchanged option but which relates to shares of the successor corporation or other affiliated entity. Options which are not so exchanged will terminate. Our board has the discretion to accelerate the vesting of outstanding options under the U.S. Option Plan in connection with changes in control, whether or not those options are to be exchanged in the transaction.

        The board may amend or modify the U.S. Option Plan at any time, subject to shareholder approval. The U.S. Option Plan will terminate no later than June 2008.

Item 7.    Major Shareholders and Related Party Transactions

Major Shareholders

        The following table sets forth information with respect to the beneficial ownership of our shares as of February 28, 2002 by each of our directors, executive officers and key group employees and each shareholder who is known by us to be interested, directly or indirectly, or to own beneficially more than three percent (3%) of our outstanding shares. The percent of beneficial ownership for each shareholder is based on 127 496,407 shares outstanding as of February 28, 2002.

Name of Beneficial Owner	Number	Percentage
Directors, Named Executive Officers and Key Group Employees:
Michael Lynch(1)	22,407,357	17.6%
Richard G. Gaunt(2)	4,114,240	3.2
Barry M. Ariko	—	*
Richard N. Perle	—	*
John McMonigall(3)	528,415	*
Sushovan Hussain	—	*
Andrew M. Kanter	—	*
All directors and executive officers as a group (7 persons)	22,935,772	18.0
Other 3% Shareholders:
The Capital Group Companies, Inc.	12,671,140	10.0
Fidelity International Limited	8,799,393	6.9
Lazard Asset Management	5,103,386	4.0
CGNU plc	4,750,459	3.7

*
Indicates less than 1% of the shares.

(1)
Includes 3,585,825 shares owned by Dr. Lynch over which Dr. Lynch has granted options to purchase to Mr. Gaunt.

(2)
Includes 3,585,825 shares owned by Dr. Lynch and 528,415 shares owned by Apax Funds Nominees Limited over which Mr. Gaunt has options to purchase.

(3)
All of the shares are owned by Apax Funds Nominees Limited, but includes 528,415 shares owned by Apax Funds Nominees Limited over which Apax has granted options to purchase to Mr. Gaunt. Mr. McMonigall, a director of Apax Partners & Co Ventures Ltd., an affiliate of Apax Funds Nominees Limited, disclaims beneficial ownership of the shares listed above except to the extent he has a pecuniary interest therein.

        The company's major shareholders do not have different voting rights from other holders of our ordinary shares. We are not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal persons severally or jointly. We are not aware of any arrangements which may at a subsequent date result in a change in control of the company.

        The percentage ownership of three of our major shareholders has changed since our initial public offering on the Nasdaq National Market in May 2000 as a result of sales by these shareholders in conjunction with our public offering on the London Stock Exchange in November 2000. In particular, Apax Funds Nominees Limited, which was one of our 3% shareholders at the time of our initial public offering, sold 2,640,000 shares in the May 2000 offering, 4,735,649 shares in the November 2000 offering and 8,928,197 shares in February 2001 in a private placement, and now holds less than 1% of our outstanding shares. Dr. Michael Lynch, one of our officers and directors, sold 943,140 shares in the May 2000 offering and 1,446,525 shares in the November 2000 offering. Richard Gaunt, one of our officers and directors, sold 376,860 shares in the May 2000 offering and 440,000 shares in the November 2000 offering. In addition, each of the Capital Group Companies, Fidelity International Limited, Deutsche Bank AG, Lazard Asset Management and CGNU have from time to time during the past three years increased and decreased their share holdings.

Related Party Transactions

Related Companies

        Some of our executive officers and non-executive directors have relationships with a group of companies not affiliated with our company.

  Organization and ownership

        Neurodynamics Limited is a holding company controlled by Dr. Lynch, our founder, Managing Director and Chief Executive Officer, and Apax Funds Nominees Limited, the nominee shareholder for certain funds managed by Apax Partners & Co. Ventures Limited. Mr. McMonigal is a director of Apax, and Apax owns less than 1% of our ordinary shares. Dr. Lynch owns approximately 51% of Neurodynamics Limited's shares, and Apax owns the balance. Dr. Lynch has granted to Mr. Gaunt, one of our directors and our Chief Technical Officer, options to purchase an aggregate of approximately 5% of Neurodynamics Limited's outstanding shares.

        Neurodynamics Limited owns Cambridge Neurodynamics Limited and NeuraScript Limited. Cambridge Neurodynamics Limited is engaged in the application of pattern recognition technologies to biometrics and digital video surveillance. Biometric identification encrypts an image of a part of the body into a digital code which is transmitted to a server where the image is decoded and compared with the enrolled image. Cambridge Neurodynamics Limited markets solutions for fingerprint recognition and verification, three-dimensional facial recognition, digital video surveillance and numberplate recognition systems. NeuraScript Limited is engaged in the application of intelligent character recognition (such as letters and numbers) for high volume document processing and markets products which recognise characters such as Intelli-Form and which provides for accurate data extraction from large volumes of hand-written forms.

        Dr. Lynch and Apax also control Nholdings Limited, the sole shareholder of NCorp Limited, a company engaged in adding intelligence to the searching of structured data, and which formerly was a wholly-owned subsidiary of Neurodynamics Limited. NCorp Limited is engaged in adding intelligence to the searching of structured data. NCorp's products provide a solution to navigating relational database content. For e-commerce companies, NCorp's products can be used to search databases such as holiday packages and motorbike engine components. NCorp's products are used by a wide range of enterprises, from e-commerce customers to corporate knowledge workers. Dr. Lynch owns approximately 43.7% of Nholdings Limited's voting shares and Apax owns the balance. Dr. Lynch has granted to Mr. Gaunt options to purchase an aggregate of approximately 4.3% of Nholdings Limited's outstanding shares.

  Agreements

        Our core technology, the DRE, was originally developed by Cambridge Neurodynamics Limited. We purchased the DRE in July 1998 for $4.0 million from Cambridge Neurodynamics Limited. We have granted to Neurodynamics Limited an irrevocable, exclusive, perpetual, worldwide, royalty-free license to use or modify the DRE solely for the sale of software or software-based services directly to end users involved in or dealing with security, defense, law enforcement or anti-fraud activities to be used by them in connection with these activities.

        During the years ended December 31, 2001, 2000 and 1999 we incurred expenses of $0.2 million, $0.3 million and $0.7 million respectively for management and software development services from Cambridge Neurodynamics Limited and made sales, rent charges and recharges of other expenses to Cambridge Neurodynamics Limited of $0.1 million, $0.02 million and $0.8 million in the years ended December 31, 2001, 2000 and 1999 respectively. At December 31, 2001, 2000 and 1999, Cambridge Neurodynamics Limited owed us a net balance of $Nil, $Nil and $0.3 million respectively. We owed Cambridge Neurodynamics Limited $0.4 million, $Nil and $Nil in the years ended December 2001, 2000 and 1999 respectively. During the years ended December 31, 2001, 2000 and 1999 we incurred expenses of $1.1 million, $Nil and $Nil respectively from NCorp Limited and made sales to NCorp Limited of $0.2 million, $0.4 million and $Nil. At December 31, 2001, 2000 and 1999 NCorp Limited owed us $0.03 million, $0.5 million and $Nil. At December 31, 2001, 2000 and 1999, we owed NCorp $1.1 million, $Nil and $Nil.

        We acquired 49% of the ordinary shares of Dremedia Limited on July 2, 2001. Since then we have made sales to Dremedia of $339,817, and incurred expenses on behalf of Dremedia of $564,454. As of December 31, 2001, Dremedia owed us $911,996, and we owed Dremedia $435,690.

        We have entered into other corporate and trading arrangements with the Neurodynamics companies. While we believe that the transactions with the Neurodynamics companies have largely been on an arms-length basis, the presence of cross-directorships and shareholdings creates, and will continue to create, the potential for conflicts of interest to arise. To limit such conflicts and the appearance of such conflicts, our employment agreements with Dr. Lynch and Mr. Gaunt restrict the amount of time they may spend on matters related to the Neurodynamics companies and provide that while they are employed by Autonomy they will not do anything which is, or which in the reasonable opinion of the Board is, or is likely to be, damaging or prejudicial to our business. Furthermore, our articles of association provide that directors are prohibited from voting on any contract or any arrangement or any other kind of proposal in which he or a person connected with him has a material interest.

  Interrelated employees and directors

        We have an agreement with Neurodynamics Limited which allows Dr. Lynch and Mr. Gaunt to work for the Neurodynamics companies for up to one quarter of each of their respective total monthly hours. Under Dr. Lynch's and Mr. Gaunt's employment agreements with Neurodynamics, under which they are employed as Managing Director and Technical Director, respectively, inventions created, discovered, invented, developed and devised in the provision of services for Neurodynamics will belong to Neurodynamics and not to Autonomy. We have attempted in these agreements to reduce the potential conflict of interest that could arise in the future between Autonomy and the Neurodynamics companies. However, conflicts or the appearance of conflicts may arise through the breach of these agreements. These conflicts may adversely affect our business, operating results or financial condition.

        Three of our five directors, Dr. Lynch and Messrs. Gaunt and McMonigall, are also directors of Neurodynamics Limited, Cambridge Neurodynamics Limited and Nholdings Limited. Two of our directors, Messrs. Ariko and Perle have no affiliation with or responsibility to the Neurodynamics companies.

Options to purchase our shares held by Mr. Gaunt

        In December 1996, Dr. Lynch and Apax Funds Nominees Limited granted to Mr. Gaunt options to purchase from them 4,035,825 and 1,345,275 of our ordinary shares, respectively, for an exercise price of 1/3p per share. The options are exercisable only during Mr. Gaunt's service to Autonomy as a director or employee, or longer in the case of his death or disability or a change of control of Autonomy. The options have a term of seven years. 1,266,860 of these options were exercised and 4,114,240 remain outstanding and exercisable at December 31, 2001.

        Details of the loan advance to Andrew M. Kanter, our Vice President, International Operations and Legal Affairs, are discussed on page 35.

Item 8.    Financial Information

        See "Item 17. Financial Statements" and pages F-1 through F-26.

        No significant change has occurred since the date of the annual financial statements included in this Annual Report on Form 20-F.

Legal Proceedings

        In April 2000, we settled a lawsuit filed against us by a former employee regarding that employee's entitlement to exercise options to purchase our shares. The lawsuit was settled for an immaterial amount.

        Since our inception, we have not been involved in any legal or arbitration proceedings, including any such proceedings which are pending or threatened of which we are aware, that have had, or the results of which may have, a significant effect on our financial position. We are not aware of any threatened or potential legal or arbitration proceedings which could have a significant effect on our financial position.

Dividends

        Under English law, dividends are payable on shares only out of profits available for distribution, as determined in accordance with accounting principles generally accepted in the United Kingdom and by the Companies Act. Holders of our shares are entitled to receive such dividends as may be recommended by our board of directors and declared by the shareholders in general meeting.

        Our board of directors may pay shareholders such interim dividends as appear to them to be justified by our financial position. If authorized by an ordinary resolution of the shareholders, the board of directors may also offer shareholders the right to elect to receive share dividends by way of scrip dividend instead of cash.

        We have not paid dividends on our shares since our incorporation. It is our present policy to retain all earnings for use in our business. Accordingly, we do not anticipate that dividends will be paid in the foreseeable future.

        Our board of directors may, with an ordinary resolution of our shareholders, capitalize any sum standing to the credit of any of our reserve accounts or our profit and loss account. Such capitalization shall be effected in accordance with the rights attached to any share, either by appropriating such sum to pay up in full any of our share capital which has not been issued and distributing the same to our shareholders in proportion to the number of shares which they hold, or by using it to pay some, or all, of any amount on any issued shares held by holders of shares which has not already been called up or paid in advance, if the Companies Act and other laws and regulations relating to us allow. We may also retain any dividends payable on any shares on which we have a lien, and may apply such amount to the satisfaction of the debts or liabilities in respect of which the lien exists.

        Any dividend unclaimed after 12 years from the date the dividend was declared, or became due for payment, will be forfeited and will revert to us.

Item 9.    The Offer and Listing

Offer and Listing Details; Markets

General

        The principal trading market for our ordinary shares is the London Stock Exchange. Our ordinary shares also trade on Nasdaq Europe (formerly EASDAQ). American Depositary Shares ("ADSs"), each representing one ordinary share, are listed on the Nasdaq National Market and trade under the symbol "AUTN", and the Nasdaq National Market is our principal trading market outside of our host market. The depositary for the ADSs is the Bankers Trust Company.

Trading History

        Our ordinary shares have been trading on Nasdaq Europe (formerly EASDAQ) under the symbol "AUTN" since July 10, 1998, and on the London Stock Exchange under the symbol "AU." since November 1, 2000. Our ADSs have been trading on the Nasdaq National Market under the symbol "AUTN" since May 8, 2000. The table below sets forth the high and low bid prices of our ordinary shares on Nasdaaq Europe and the London Stock Exchange, and of our ADSs as reported by the Nasdaq National Market, for the periods indicated. All information gives effect to a 3-for-1 stock split effective August 1, 2000.

	Nasdaq Europe		London Stock Exchange		Nasdaq National Market
	Price per ordinary share (£)(1)		Price per ordinary share (£)		Price per ADS ($)
	High	Low	High	Low	High	Low
Year ended Dec. 31
1998(2)	0.84	0.40	—	—	—	—
1999	11.10	0.72	—	—	—	—
2000	46.26	9.71	41.00	18.77	315.00	134.37
2001	24.35	1.70	24.15	1.95	173.44	13.50
Quarter ended
March 31, 2000	47.81	10.50	—	—	—	—
June 30, 2000(3)	35.22	17.05	—	—	45.33	28.17
Sept. 30, 2000	39.45	25.41	—	—	63.00	38.75
Dec. 31, 2000(4)	41.05	18.78	41.00	18.77	58.88	26.88
March 31, 2001	24.35	6.85	24.15	6.67	34.69	9.50
June 30, 2001	7.35	2.98	7.44	2.95	10.38	4.44
Sept. 30, 2001	4.31	1.70	4.34	1.97	6.20	2.70
Dec. 31, 2001	4.25	1.80	4.23	1.95	6.05	2.98
Month ended
Sept. 30, 2001	3.34	1.70	3.36	1.97	5.02	2.70
Oct. 31, 2001	3.10	1.80	3.00	1.95	4.55	2.98
Nov. 30, 2001	4.25	2.70	4.23	2.71	6.05	4.10
Dec. 31, 2001	4.10	3.25	4.10	3.27	5.71	4.75
Jan. 31, 2002	3.80	3.10	3.78	3.08	5.40	4.60
Feb. 28, 2002	3.45	2.85	3.50	2.89	4.95	4.00

(1)
On October 31, 2000, Autonomy's currency of quotation on Nasdaq Europe changed from US Dollars to pounds sterling. All information prior to October 31, 2000, is presented in pounds sterling translated at a rate of £1.00 = $1.4865, as reported by Bloomberg LLP.

(2)
For Nasdaq Europe, from July 10, 1998.

(3)
For Nasdaq National Market, from May 8, 2000.

(4)
For London Stock Exchange, from November 1, 2000.

Item 10.    Additional Information

Memorandum and Articles of Association

        A description of the material rights of holders of our ordinary shares under English law and the material provisions of our Memorandum and Articles of Association may be found in our registration statement on Form F-1 dated and filed with the Securities and Exchange Commission on October 16, 2000, under the headings "Description of Share Capital" and "Description of American Depositary Receipts." Copies of our Memorandum and Articles of Association were filed as exhibits to that registration statement and are incorporated into this Annual Report on Form 20-F by reference to the registration statement.

Exchange controls and other limitations affecting shareholders

        There are currently no foreign exchange control restrictions imposed by English law on the import or export of capital, including the availability of cash and cash equivalents for our use; or on our ability to pay dividends, interst or other payments to non-resident holders of our ordinary shares or ADSs; or on the conduct of our operations.

Taxation

        The following discussion generally summarizes certain material United States federal tax consequences and United Kingdom tax consequences of the acquisition, ownership and disposition of shares, including shares represented by ADSs. This summary applies to you only if you are a beneficial owner of shares or ADSs, not resident in the United Kingdom for U.K. tax purposes, and you are, for United States federal income tax purposes:

  •
  an individual citizen or resident of the United States;

  •
  a corporation, or other entity that is taxable as a corporation, that is created or organized under the laws of the United States or any state thereof or the District of Columbia; or

  •
  a partnership, estate or trust to the extent your income is subject to taxation in the United States in your hand or in the hands of your partners or beneficiaries regardless of its source.

        If you are a beneficial owner of shares or ADSs, not resident in the United Kingdom for U.K. tax purposes, and you are in one of the above categories, then you are a U.S. holder. The benefits under the United Kingdom-United States income tax treaty discussed below under "Taxation of Dividends" generally are not available to U.S. holders that hold shares or ADSs in connection with the conduct of a business through a permanent establishment, or the performance of personal services through a fixed base, in the United Kingdom. Special rules, including a limitation of benefits provision, may apply in limited circumstances to certain investment or holding companies.

        This summary applies only to U.S. holders that will hold ADSs or shares as capital assets for United States tax purposes. This summary also does not address tax consequences arising under the laws of any state, locality or other taxing jurisdiction other than the United States or the United Kingdom.

        The statements of U.S. and U.K. tax law set out below are based:

  •
  on the laws in force and as interpreted by the relevant taxation authorities as of the date of this prospectus;

  •
  on the United Kingdom-United States income tax treaty as in effect on the date of this prospectus;

  •
  on the United Kingdom-United States Convention relating to estate and gift taxes as in effect on the date of this prospectus; and

  •
  in part, upon representations of the Depositary.

        The following summary is of a general nature only and does not address all of the tax consequences that may be relevant to you in light of your particular situation. For example, this summary does not apply to the following categories of U.S. holders that may be subject to special rules:

  •
  securities broker-dealers;

  •
  persons who hold shares or ADSs as part of a larger integrated financial transaction or straddle;

  •
  U.S. holders whose functional currency is not the U.S. dollar;

  •
  insurance companies;

  •
  tax exempt organizations;

  •
  corporate holders that own, directly or by attribution, 10% or more of our outstanding voting share capital;

  •
  financial institutions; and

  •
  persons subject to the alternative minimum tax.

        You should consult your own tax advisers as to the particular tax consequences to you under U.K., U.S. federal, state and local and other foreign laws, of the acquisition, ownership and disposition of ADSs or shares. For U.S. federal income tax purposes, U.S. holders of ADSs will be treated as owners of the underlying shares attributable thereto and this discussion of U.S. federal tax consequences to U.S. holders of ADSs applies as well to U.S. holders of shares.

Taxation of dividends

  United States

        Subject to the discussion below under "Passive Foreign Investment Company considerations," for U.S. federal income tax purposes, the gross amount of any distribution made out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes:

  •
  will be included in gross income by a U.S. holder; and

  •
  will be treated as foreign source dividend income.

        If dividends paid by Autonomy were to exceed our current and accumulated earnings and profits as determined for U.S. federal income tax purposes, any excess would be treated as a non-taxable return of capital to the extent of the U.S. holder's adjusted basis in the ADSs or shares, and thereafter as capital gain.

        Dividends generally will be paid in pounds sterling. You should determine the U.S. dollar amount includible in your income by reference to the exchange rate in effect on the day you receive the dividend. If you convert payments into dollars on the day you receive them, you should not be required to recognize foreign currency gain or loss. A U.S. holder entitled to the benefits of the U.K.-U.S. income tax treaty will be entitled to a U.K. tax credit equal to the amount of the tax credit that U.K. resident individuals can claim against U.K. tax imposed on the dividend. The tax credit will be subject to a U.K. withholding tax equal to the lesser of 15% of the sum of the dividend and the tax credit or the amount of the tax credit. Under present law, the U.K. withholding tax will equal the tax credit. Accordingly no payment will actually be made in respect of the credit. A U.S. holder may elect to include in income the national U.K. withholding tax considered to have been paid with respect to dividends. You must make that election by filing a completed IRS Form 8833 with your income tax return for the relevant year. For the purposes of the foreign tax credit limitation, dividends distributed by us will generally be categorized as "passive income" or, in the case of some holders, "financial services income." The consequences of these limitations will depend on the nature and sources of each U.S. holder's income and the deductions appropriately allocated or apportioned thereto. No dividends received deduction will be allowed with respect to dividends paid by Autonomy.

  United Kingdom

        Under current U.K. tax legislation, no tax will be withheld from cash dividends paid by us. Under current U.K. tax legislation and the U.K.-U.S. income tax treaty, U.S. holders of shares or ADSs will not receive any payment from the U.K. Inland Revenue in respect of any tax credit on cash dividends paid by us. This is because the U.K.-U.S. income tax treaty provides that the tax credit which is currently 10% to which an individual resident in the U.K. would have been entitled had he received the dividend will, in the case of U.S. holders, be subject to a notional U.K. withholding tax at the rate of 15% of the aggregate of the cash dividend paid and the tax credit.

Taxation of capital gains

  United States

        Upon the sale or disposition of an ADS or share, you will recognize a gain or a loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized and your adjusted tax basis in the ADS or share. Subject to the discussion below under "Passive Foreign Investment Company considerations," such gain or loss will be a capital gain or loss. Such gain or loss will generally be treated as a U.S. source gain or loss. If you are an individual, any such capital gain will generally be subject to U.S. federal income tax at preferential rates if specified minimum holding periods are met.

        Generally, any capital gain realized by an individual will be subject to a maximum tax rate of 20% for ADSs or shares held for more than one year. Gains on the sale of ADSs or shares held for less than one year will be treated as short-term capital gain and taxed as ordinary income at the U.S. holder's marginal income tax rate. Capital gains arising on the sale or disposition of ADSs or shares will be U.S. source gains and losses for purposes of the U.S. foreign tax credit limitations.

        A U.S. holder that is liable for both U.K. and U.S. tax on a gain on the disposal of shares or ADSs should generally be entitled, pursuant to the U.K-U.S. double tax treaty and subject to certain limitations, to credit the amount of U.K. capital gains or corporation tax, as the case may be, paid in respect of such gain against such U.S. holder's U.S. federal income tax liability in respect of such gain. However, U.K. tax rates may be higher than U.S. tax rates.

        U.S. holders should consult their own tax advisers to determine their entitlement to credit U.K. tax against their U.S. federal income tax liability.

  United Kingdom

        If you are not resident or ordinarily resident in the U.K., then subject to the comments below, you will not normally be liable for U.K. tax on capital gains realized on the disposal of a share or ADS unless, at the time of the disposal, you carry on a trade, including a profession or vocation, in the U.K. through a branch or agency and such share or ADS is, or has been, used, held or acquired for the purposes of such trade.

        A holder of shares or ADSs who is an individual and who has on or after March 17, 1998, ceased to be resident or ordinarily resident for tax purposes in the U.K. but who again becomes resident or ordinarily resident in the U.K. within a period of less than five years and who disposes of shares or ADSs during that period which were acquired before that period while resident or ordinarily resident in the U.K. may still be liable to U.K. tax on capital gains on return to the U.K., notwithstanding that he or she is not resident or ordinarily resident in the U.K. at the time of the disposal.

Passive Foreign Investment Company considerations

        We believe that we will not be treated as a passive foreign investment company ("PFIC") for U.S. federal income tax purposes for our current taxable year ending December 31, 2001, or for future taxable years. In addition, we intend to manage our business so as not to become a PFIC. However, an actual determination of PFIC status is fundamentally factual in nature and will depend on, among other things, a valuation of our assets, including goodwill and other intangible assets. No assurance can be given regarding our PFIC status in future years.

        We will be classified as a PFIC in a particular taxable year if either:

  •
  75% or more of our gross income for the taxable year is passive income; or

  •
  the average percentage of the value of our assets that produce or are held for the production of passive income is at least 50%. The U.S. Internal Revenue Service has indicated that cash balances, even if held as working capital, are considered to be assets that produce passive income.

        If we are classified as a PFIC, generally any gain recognized by a U.S. holder upon the sale or disposition of our ADSs or shares, or the receipt of certain distributions, would be treated as ordinary income. In this case, this income would be allocated over the holding period of the U.S. holder and an interest charge would be imposed on the amount of deferred tax on such income allocated to prior taxable years.

        If we were determined to be a PFIC, however, a U.S holder could elect to treat his or her ADSs or shares as an interest in a qualified electing fund, by making a "QEF Election," in which case, the U.S. holder would be required to include in income his or her proportionate share of Autonomy's income and net capital gain in years in which we were a PFIC, but any gain subsequently recognized upon the sale by such U.S. holder of the ADSs or shares would generally be taxed as a capital gain. Alternatively, a U.S. holder could make a "Mark-to-Market Election", pursuant to which the U.S. holder would be required to include as ordinary income annually the excess of the fair market value of the ADSs or shares over the U.S. holder's basis therein, but any gain subsequently recognized upon the sale by such U.S. holder of the ADSs or shares would generally be taxed as capital gain. Your basis in the shares or ADSs will be adjusted to reflect any such income amounts. If a U.S. holder makes a Mark-to-Market Election, then any gain recognized upon the sale by such U.S. holder of his or her ADSs or shares generally would be taxed as ordinary income in the year of sale.

        We will continue to monitor our status in relation to our being considered a PFIC, and we will, promptly following the end of each taxable year, notify U.S. holders if we believe we are properly classified as a PFIC for that taxable year to enable U.S. holders to consider whether or not to make a QEF Election or make a Mark-to-Market Election. In addition, we intend to comply with the applicable information reporting requirements so that U.S. holders are able to make a QEF Election.

        You should consult with your own tax advisers regarding the eligibility, manner and advisability of making the QEF Election or Mark-to-Market Election if we are treated as a PFIC.

United Kingdom inheritance tax

        An ADS or share beneficially owned by an individual may be subject to U.K. inheritance tax on the death of the individual or, in some circumstances, if the shares or ADSs are the subject of a lifetime gift, including a transfer at less than full market value. Inheritance tax is not generally chargeable on gifts to individuals or to some types of settlement made more than seven years before the death of the donor. Special rules apply to shares or ADSs held in a settlement.

        An ADS or share beneficially owned by an individual U.S. holder who is domiciled in the United States for the purposes of the Estate and Gift Tax Convention, and not also domiciled or deemed domiciled in the U.K. and not a U.K. national, is not subject to U.K. inheritance tax on the individual's death or on a gift made by the individual during his lifetime, except where the ADS or share:

  •
  is part of the business property of a U.K. permanent establishment of the individual; or

  •
  pertains to a U.K. fixed base of an individual used for the performance of independent personal services.

        The Estate and Gift Tax Convention generally provides a credit against U.S. federal tax liability for the amount of any tax paid in the U.K. in a case where the share or ADS is subject to both U.K. inheritance tax and to U.S. federal estate or gift tax.

United States gift and estate taxes

        An individual U.S. holder will be subject to U.S. gift and estate taxes with respect to the ADSs and shares in the same manner and to the same extent as with respect to other types of personal property.

United Kingdom Stamp Duty and Stamp Duty Reserve Tax ("SDRT")

        The acquisition or transfer of shares other than by gift or on death is generally subject to U.K. stamp duty at 0.5 percent of the amount or value of the consideration price subject to a minimum charge of £5.00. There is also a charge to SDRT at 0.5 percent of the amount or value of the consideration on the agreement to transfer shares but a refund of SDRT may be obtained if an instrument to transfer the shares is executed and stamp duty is paid within six years of the date of the agreement or, in the case of a conditional agreement, when the condition is satisfied. Stamp duty and SDRT is generally payable by the purchaser.

        Stamp duty or SDRT at 1.5 percent of the amount or value of the consideration price arises upon the issue or transfer of shares with the custodian of a depositary (or certain persons providing clearance services) or their nominees or agents. This would include transfers of ordinary shares in registered form to the custodian for deposits under the deposit agreement. In accordance with the terms of the deposit agreement, any tax or duty payable by the custodian on any such transfer of ordinary shares in registered form will be charged by the custodian to the party to whom ADRs are delivered against such transfers.

        There is no U.K. stamp duty on the acquisition or transfer of an ADS, provided that any instrument of transfer or any agreement to transfer the ADS is executed and retained outside the United Kingdom. An agreement to transfer an ADS will not give rise to any SDRT. The transfer of shares by the custodian of the depositary or its nominee or agent to the ADS holder will attract a fixed stamp duty of £5.00, provided the ADS holder is not transferring beneficial ownership.

        Interest at a variable rate which is fixed by U.K. regulations is payable on stamp duty due on any instrument which is not paid within 30 days of execution of the instrument. This will also apply to instruments executed outside the United Kingdom, if they are later brought into the United Kingdom, thereby becoming liable to stamp duty, in which case interest on unpaid stamp duty will accrue by reference to the date of execution. Penalties may also become chargeable in respect of stamp duty not paid by the due date. Equivalent rules are in force to charge interest and penalties in respect of SDRT that is not paid by the seventh day of the calendar month following the month in which the instrument was executed, wherever execution takes place.

United States information reporting and backup withholding

        Dividend payments with respect to ADSs or shares and proceeds from the sale or redemption of ADSs or shares may be subject to information reporting to the IRS and possible U.S. backup withholding at a 31% rate. Backup withholding will not apply to you, however, if you furnish a correct taxpayer identification number or certificate of foreign status and make any other required certification or if you are otherwise exempt from backup withholding. If you are required to establish your exempt status, you generally must provide such certification on IRS Form W-9 in the case of U.S. persons and on IRS Form W-8BEN in the case of non-U.S. persons. Treasury regulations applicable to payments made on or after December 31, 2001 generally expand the circumstances under which information reporting and backup withholding may apply unless the holder provides the information described above.

        Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information.

Documents on Display

        We are subject to the information requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports and other information with the Securities and Exchange Commission. These materials, including this Annual Report and the exhibits hereto, may be inspected and copied at the public reference facilities of the Commission located at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549 and at the Commission's regional offices at The Woolworth Building, 233 Broadway, New York, NY 10279 and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, IL 60611. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms. You may also obtain copies of such material, upon payment of a duplication fee, from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549.

Item 11.    Quantitative and Qualitative Disclosures About Market Risk

        The following discussion of our risk-management activities includes "forward-looking" statements that involve risks and uncertainties. Actual results could differ materially from those projected in the forward-looking statements.

        This analysis presents the hypothetical loss in earnings, cash flows or fair values of the financial instruments which are held by us at December 31, 2001, 2000 and 1999, which are sensitive to changes in interest rates and foreign exchange rates.

Short-term investments

        Our exposure to market risk for changes in interest rates relates primarily to the return we will receive on our cash equivalents and short-term investments. We do not use derivative financial instruments in our investment portfolio. We are averse to principal loss and manage the safety and preservation of our invested funds by limiting default and market risks by investing with high rated financial institutions. Our portfolio is comprised entirely of cash and cash equivalents. All of our short-term investments have a fixed interest rate.

        As of December 31, 2001, we had cash equivalents and short-term investments of $143.6 million with a weighted average interest rate of 4.58%. A hypothetical increase or decrease of 10% in the December 31, 2001 weighted average interest rate to 5.04% or 4.12%, respectively, would cause the fair value of these investments to change by an insignificant amount. As of December 31, 2000, we had cash equivalents and short-term investments of $137.5 million with a weighted average interest rate of 6.56%. A hypothetical increase or decrease of 10% in the December 31, 2000 weighted average interest rate to 7.22% or 5.96%, respectively, would cause the fair value of these investments to change by an insignificant amount.

Impact of foreign currency rate changes

        We invoice all of our customers from our U.S. operations in U.S. dollars and all these revenues are collected in U.S. dollars. Revenues related to sales from our U.K. operations are generally invoiced in either pounds sterling or the local currency of the licensee (generally the Euro). We have significant cash balances in both U.S. dollars and pounds sterling, but do not have significant cash balances denominated in other currencies. Because we hold U.S. dollar-denominated cash balances in the U.K., currency fluctuations can have an impact on our results. We do not engage in foreign currency hedging activities currently, but we may do so in the future.

        As of December 31, 2001 and 2000, a hypothetical increase or decrease in the rate of exchange between the U.S. dollar and the pound sterling would effect the carrying value of the pound sterling deposits but would have no profit impact as exchange differences are taken through other accumulated comprehensive income. In addition there would be no material profit impact due to foreign currency transaction exposure.

Item 12.    Description of Securities Other than Equity Securities

        Not applicable.

PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies

        None.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds

USE OF PROCEEDS

        In May 2000, we successfully completed a public offering of our securities, our initial public offering in the United States. The shares to be sold in the U.S. portion of the offering were registered under the U.S. Securities Act of 1933 on Registration Statement on Form F-1, Registration No. 333-11804. The registration statement was publicly filed with the SEC on April 10, 2000, and declared effective by the SEC on May 8, 2000. The portion of the public offering conducted in the United States closed on May 12, 2000, and terminated on that date. Deutsche Banc Alex. Brown acted as managing underwriter for this offering.

        The registration statement registered 7,590,000 of our ordinary shares, nominal value 1/3p per share after giving effect to a 3-for-1 stock split effective August 1, 2000, of which 2,640,000 were registered on our behalf, at a proposed maximum aggregate offering price of $374.4 million. A total of 6,600,000 shares were sold at an aggregate offering price of $272.8 million. No distinction was made between the shares registered for sale by our company and shares registered for sale by certain private shareholders as selling shareholders. The shares registered on the registration statement included shares that were to be offered outside the United States in transactions not subject to registration under the U.S. Securities Act but that might be resold from time to time in the United States in transactions subject to registration under that Act.

        In connection with the offering, we paid underwriters' discounts and commissions of $5.7 million, underwriters' and other expenses of $3.7 million, for total expenses of $9.4 million. These amounts consisted entirely of payment to persons other than our directors and officers, major shareholders and affiliates.

        The net proceeds to us from the offering, after deduction of the expenses listed above, totalled approximately $99.7 million, including the proceeds of shares sold offshore in transactions not subject to registration under the U.S. Securities Act by virtue of Regulation S thereunder.

        Proceeds have been used for general working capital, although less than 5% of the net proceeds have been used for all purposes.

Item 15.    Controls and Procedures

        (a)    Evaluation of disclosure controls and procedures.    Our Chief Executive Officer and our Chief Financial Officer, after evaluating the effectiveness of Autonomy's "disclosure controls and procedures" (as defined in the Securities Exchange Act of 1934 Rules 13a-14(c) and 15-d-14(c)) as of a date within 90 days before the filing date of this Annual Report, have concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed by Autonomy in reports that we file or submit under the Exchange Act (i) is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial officer, to allow timely decisions regarding required disclosure, and (ii) is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

        (b)    Changes in internal controls.    There were no significant changes in our internal controls or to our knowledge in other factors that could significantly affect these controls subsequent to the date of their evaluation. There were no significant deficiencies or material weaknesses, and therefore there were no corrective actions taken.

        It should be noted that a control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and we cannot assure investors that any design will succeed in achieving its stated goals under all potential future conditions. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

PART III

Item 16.    Financial Statements

        See pages F-1 through F-26.

Item 17.

        Not applicable.

Item 18.    Exhibits

Exhibit Number	Exhibit
1.1	Memorandum of Association of the Registrant(1)
1.2	Articles of Association of the Registrant(1)
2.1	Specimen ordinary share certificate(1)
2.2	Form of Deposit Agreement(3)
2.3	Form of American Depositary Receipt(1)
4.1	Employment Agreement, dated July 9, 1998, between the Registrant and Michael Lynch(1)
4.2	Amendment to Employment Agreement, dated December 28, 1999, between the Registrant and Michael Lynch(2)
4.3	Employment Agreement, dated July 9, 1998, between the Registrant and Richard Gaunt(1)
4.4	Amendment to Employment Agreement, dated December 28, 1999, between the Registrant and Richard Gaunt(2)
4.8	Employment Agreement, dated July 7, 2000, between the Registrant and Andrew M. Kanter(2)
4.9	Non-executive Director's Appointment Letter, dated January 7, 2000, between the Registrant and Barry Ariko(1)
4.10	Non-executive Director's Appointment Letter, dated July 2, 1998, between the Registrant and John McMonigall(1)
4.11	Non-executive Director's Appointment Letter, dated February 23, 2000, between the Registrant and Richard Perle(1)

4.12	Letter Agreement, dated July 9, 1998, among the Registrant, Cambridge Neurodynamics Limited and Michael Lynch(1)
4.13	Letter Agreement, dated July 9, 1998, among the Registrant, Cambridge Neurodynamics Limited and Richard Gaunt(1)
4.14	Amendment to Letter Agreement, dated December 28, 1999, among the Registrant, Cambridge Neurodynamics Limited, Michael Lynch and Richard Gaunt(2)
4.16	1996 U.K. Discretionary Option Scheme(1)
4.17	1998 U.S. Share Option Plan(1)
4.19	Office Lease Agreement, dated December 1, 1998, between EOP-301 Howard Street, L.L.C. and Autonomy, Inc., and the First Amendment, dated November 8, 1999(2)
4.20	Agreement for Lease, dated September 18, 2000, between the Registrant and The Crown Estate Commissioners(2)
4.21	Shareholders Agreement, dated May 17, 2000, among Anthony John Robinson, Aidan Richard Paul, Cambridge University Technical Services Limited, Autonomy Corporation plc and SoftSound Limited(2)
4.22	Form of Indemnification Agreements, dated October 10, 2000, between the Registrant and each of Richard Gaunt, Barry Ariko and John McMonigall(2)
4.23	Form of Indemnification Agreement, dated October 3, 2000, between the Registrant and Andrew Kanter(2)
4.24	Employment Agreement, dated June 29, 2001, between the Registrant and Sushovan Hussain(4)
6.1	Statement of Computation of Per Share and Per ADS Earnings (included in Notes to the Financial Statements)
8.1	List of subsidiaries of the Registrant(2)
10.1	Sarbanes-Oxley CEO and CFO Certifications(4)
99.1	Letter to Securities and Exchange Commission re. Arthur Andersen(4)

(1)
Incorporated herein by reference to the Registrant's Registration Statement on Form F-1 (Registration No. 333-11804).

(2)
Incorporated herein by reference to the Registrant's Registration Statement on Form F-1 (Registration No. 333-12704).

(3)
Incorporated herein by reference to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2000.

(4)
Filed herewith.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: March 15, 2002	AUTONOMY CORPORATION PLC
/s/ DR. MICHAEL R. LYNCH
	Name: Title:	Dr. Michael R. Lynch Managing Director and CEO
/s/ SUSHOVAN HUSSAIN
	Name: Title:	Sushovan Hussain Chief Financial Officer

INDEX TO EXHIBITS

Exhibit Number	Exhibit
1.1	Memorandum of Association of the Registrant(1)
1.2	Articles of Association of the Registrant(1)
2.1	Specimen ordinary share certificate(1)
2.2	Form of Deposit Agreement(3)
2.3	Form of American Depositary Receipt(1)
4.1	Employment Agreement, dated July 9, 1998, between the Registrant and Michael Lynch(1)
4.2	Amendment to Employment Agreement, dated December 28, 1999, between the Registrant and Michael Lynch(2)
4.3	Employment Agreement, dated July 9, 1998, between the Registrant and Richard Gaunt(1)
4.4	Amendment to Employment Agreement, dated December 28, 1999, between the Registrant and Richard Gaunt(2)
4.8	Employment Agreement, dated July 7, 2000, between the Registrant and Andrew M. Kanter(2)
4.9	Non-executive Director's Appointment Letter, dated January 7, 2000, between the Registrant and Barry Ariko(1)
4.10	Non-executive Director's Appointment Letter, dated July 2, 1998, between the Registrant and John McMonigall(1)
4.11	Non-executive Director's Appointment Letter, dated February 23, 2000, between the Registrant and Richard Perle(1)
4.12	Letter Agreement, dated July 9, 1998, among the Registrant, Cambridge Neurodynamics Limited and Michael Lynch(1)
4.13	Letter Agreement, dated July 9, 1998, among the Registrant, Cambridge Neurodynamics Limited and Richard Gaunt(1)
4.14	Amendment to Letter Agreement, dated December 28, 1999, among the Registrant, Cambridge Neurodynamics Limited, Michael Lynch and Richard Gaunt(2)
4.16	1996 U.K. Discretionary Option Scheme(1)
4.17	1998 U.S. Share Option Plan(1)
4.19	Office Lease Agreement, dated December 1, 1998, between EOP-301 Howard Street, L.L.C. and Autonomy, Inc., and the First Amendment, dated November 8, 1999(2)
4.20	Agreement for Lease, dated September 18, 2000, between the Registrant and The Crown Estate Commissioners(2)
4.21	Shareholders Agreement, dated May 17, 2000, among Anthony John Robinson, Aidan Richard Paul, Cambridge University Technical Services Limited, Autonomy Corporation plc and SoftSound Limited(2)
4.22	Form of Indemnification Agreements, dated October 10, 2000, between the Registrant and each of Richard Gaunt, Barry Ariko and John McMonigall(2)
4.23	Form of Indemnification Agreement, dated October 3, 2000, between the Registrant and Andrew Kanter(2)

4.24	Employment Agreement, dated June 29, 2001, between the Registrant and Sushovan Hussain(4)
6.1	Statement of Computation of Per Share and Per ADS Earnings (included in Notes to the Financial Statements)
8.1	List of subsidiaries of the Registrant(2)
10.1	Sarbanes-Oxley CEO and CFO Certifications(4)
99.1	Letter to Securities and Exchange Commission re. Arthur Andersen(4)

(1)
Incorporated herein by reference to the Registrant's Registration Statement on Form F-1 (Registration No. 333-11804).

(2)
Incorporated herein by reference to the Registrant's Registration Statement on Form F-1 (Registration No. 333-12704).

(3)
Incorporated herein by reference to the Registrant's Annual Report on 20-F for the year ended December 31, 2000.

(4)
Filed herewith.

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

        In connection with the Annual Report on Form 20-F of Autonomy Corporation plc (the "Company") for the period ended December 31, 2001 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned, Dr. Michael R. Lynch, Chief Executive Officer of the Company, hereby certifies, pursuant to 18 U.S.C. Section 1350, that:

(1)
The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)
The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.
By:	/s/ DR. MICHAEL R. LYNCH Dr. Michael R. Lynch Chief Executive Officer

Dated: February 17, 2003

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

        In connection with the Annual Report on Form 20-F of Autonomy Corporation plc (the "Company") for the period ended December 31, 2001 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned, Sushovan Hussain, Chief Financial Officer of the Company, hereby certifies, pursuant to 18 U.S.C. Section 1350, that:

(1)
The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)
The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.
By:	/s/ SUSHOVAN HUSSAIN Sushovan Hussain Chief Financial Officer

Dated: February 17, 2003

AUTONOMY CORPORATION PLC

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

AUTONOMY CORPORATION PLC

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of Autonomy Corporation plc:

        We have audited the financial statements of Autonomy Corporation plc for the years ended December 31, 2001, 2000 and 1999 which comprise the statement of operations, balance sheet, statement of changes in shareholders' equity, statement of cash flows, and the related notes numbered 1 to 17.

Respective responsibilities of directors and auditors

        These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

Basis of audit opinion

        We conducted our audits in accordance with auditing standards issued by the United Kingdom Auditing Practices Board and United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Opinion

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Autonomy Corporation plc as of December 31, 2001, 2000 and 1999, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Arthur Andersen
Chartered Accountants
Cambridge, England

February 15, 2002

AUTONOMY CORPORATION PLC

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands of US dollars, except per share data)

	Year Ended December 31,
	2001	2000	1999
Revenues	$52,594	$65,422	$21,982
Cost of revenues	(1,906)	(3,875)	(2,804)

Gross profit	50,688	61,547	19,178

Operating expenses:
General and administrative expenses	(7,622)	(7,678)	(3,519)
Sales and marketing expenses	(31,656)	(33,723)	(15,777)
Provision for doubtful accounts	(1,005)	(1,575)	(1,795)
Research and development expenses	(8,339)	(6,520)	(4,287)

Total operating expenses	(48,622)	(49,496)	(25,378)

Profit (loss) from operations	2,066	12,051	(6,200)
Share of earnings (loss) of associated company and minority interest	(85)	(98)	229
Interest income (net)	6,444	5,612	1,142
Gain on foreign exchange	5,106	3,277	596
Investment write-off and other	(268)	(150)	—

Profit (loss) before income taxes	13,263	20,692	(4,233)
Provision for income taxes	(3,897)	(6,147)	(646)

Net profit (loss)	$9,366	$14,545	$(4,879)

Basic earnings (loss) per share(1)	$0.07	$0.12	$(0.04)
Diluted earnings (loss) per share(1)	$0.07	$0.11	$(0.04)
Weighted average number of ordinary shares outstanding (thousands)(1)	127,155	125,259	121,353
Weighted average number of ordinary shares outstanding, assuming dilution (thousands)(1)	127,263	131,401	121,353

(1)
All share and per share data reflect a 3-for-1 share split effective from August 1, 2000.

The accompanying notes are an integral part of the financial statements.

AUTONOMY CORPORATION PLC

CONSOLIDATED BALANCE SHEETS
(in thousands of US dollars)

	As of December 31,
	2001	2000	1999
ASSETS
Current assets
Cash and cash equivalents	$143,604	$137,490	$20,467
Accounts receivable, net of allowances for doubtful accounts	14,159	21,190	11,169
Prepaid expenses and other current assets	2,737	1,298	2,077
Deferred tax	522	—	—

Total current assets	161,022	159,978	33,713
Non-current assets
Plant and equipment, net	2,238	1,265	873
Goodwill, net	4,389	5,147	—
Intangible assets, net	156	967	2,481
Equity and other investments, net	2,312	2,061	2,578
Deferred tax	150	—	—

Total assets	$170,267	$169,418	$39,645

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable	$1,437	$2,298	$1,690
Taxes payable, including corporation tax	3,092	5,090	642
Accrued expenses and other liabilities	7,987	8,113	3,627
Deferred revenue	3,190	5,052	3,103

Total current liabilities	$15,706	$20,553	$9,062

Minority interest	(206)	(54)	—
Shareholders' equity
Ordinary shares(1)	$661	$659	$635
Additional paid in capital	158,487	157,280	49,673
Retained earnings (deficit)	3,195	(5,652)	(20,197)
Other accumulated comprehensive (loss) income	(7,576)	(3,368)	472

Total shareholders' equity	$154,767	$148,919	$30,583

Total liabilities and shareholders' equity	$170,267	$169,418	$39,645

(1)
At December 31, 2001, 600,000,000 ordinary shares of nominal value 1/3 pence each authorized, 127,254,612 issued and outstanding; at December 31, 2000, 600,000,000 ordinary shares of nominal value 1/3 pence each authorized, 126,912,051 issued and outstanding; at December 31, 1999, 600,000,000 ordinary shares of nominal value 1/3 pence each authorized, 122,170,875 issued and outstanding (note 11).

The accompanying notes are an integral part of the financial statements.

AUTONOMY CORPORATION PLC

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(in thousands of US dollars, except per share data)

	Ordinary shares of 1/3p
				Other accumulated comprehensive income (loss)
			Additional paid in capital		Retained earnings (deficit)	Total shareholders' equity	Total comprehensive income
	Number(1)	Amount
Balance at January 1, 1999	120,669,225	$627	$48,714	$1,427	$(15,318)	$35,450
Share options exercised	1,501,650	8	740	—	—	748
Share based compensation	—	—	219	—	—	219
Currency translation adjustments	—	—	—	(955)	—	(955)	(955)
Net loss for the year	—	—	—	—	(4,879)	(4,879)	(4,879)

Comprehensive income							(5,834)

Balance at December 31, 1999	122,170,875	635	49,673	472	(20,197)	30,583
Share options exercised	2,018,303	10	3,375	—	—	3,385
Public offering on May 8, 2000	2,640,000	14	99,704	—	—	99,718
Share based compensation	—	—	105	—	—	105
Currency translation adjustments	—	—	—	(3,840)	—	(3,840)	(3,840)
Acquisition of remaining 66.66% interest in Nordic	82,873	—	4,423	—	—	4,423
Net profit for the year	—	—	—	—	14,545	14,545	14,545

Comprehensive income							10,705

Balance at December 31, 2000	126,912,051	659	157,280	(3,368)	(5,652)	148,919
Share options exercised	342,561	2	727	—	—	729
Share based compensation	—	—	(197)	—	—	(197)
Employee benefit trust	—	—	677	—	(519)	158
Currency translation adjustments	—	—	—	(4,208)	—	(4,208)	(4,208)
Net profit for the year	—	—	—	—	9,366	9,366	9,366

Comprehensive income							5,158

Balance at December 31, 2001	127,254,612	$661	$158,487	$(7,576)	$3,195	$154,767

(1)
All share and per share data reflect a 3-for-1 share split effective from August 1, 2000.

The accompanying notes are an integral part of the financial statements.

AUTONOMY CORPORATION PLC

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of US dollars)

	Year Ended December 31,
	2001	2000	1999
Cash flows from operating activities:
Net profit (loss)	$9,366	$14,545	$(4,879)
Adjustments to reconcile net profit (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	2,207	2,407	1,895
Investment write-off	278	150	—
Increase in allowance for doubtful accounts	1,005	1,575	1,025
Deferred tax	(666)	—	—
Share-based compensation	(197)	105	219
Foreign currency movements	(5,106)	(3,277)	(596)
Share of losses of associated company and minority interest	85	98	(229)
Changes in operating assets and liabilities
Accounts receivable	6,404	(11,288)	(8,821)
Prepaid expenses and other current assets	(2,246)	854	(826)
Deferred revenues	(2,507)	1,563	2,530
Accounts payable	(798)	565	697
Accrued expenses and other liabilities	(1,467)	5,719	2,217

Net cash provided by (used in) operating activities	6,358	13,016	(6,768)

Cash flows from investing activities:
Purchase of equipment	(1,754)	(944)	(856)
Cash from acquisitions	—	416	—
Purchase of intangibles	(54)	(15)	(329)
Purchase of investments	(383)	(874)	(814)
Net cash used in investing activities	(2,191)	(1,417)	(1,999)

Cash flows from financing activities:
Proceeds from issuance of shares, net of issuance costs	729	103,718	748

Net cash provided by financing activities	729	103,718	748

Effect of foreign exchange on cash and cash equivalents	1,218	1,706	536
Net increase (decrease) in cash and cash equivalents	6,114	117,023	(7,483)
Beginning cash and cash equivalents	137,490	20,467	27,950

Ending cash and cash equivalents	$143,604	$137,490	$20,467

Supplemental disclosure of cash flow information:
—Interest income, net	$6,681	$4,593	$1,142
—Income taxes	$(6,099)	$(799)	$—

Supplemental disclosure of noncash investing and financing activities:
—Issuance of ordinary shares for business acquisition	$—	$4,423	$—

The accompanying notes are an integral part of the financial statements.

AUTONOMY CORPORATION PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1      The Company

Business of the Company

        The Company develops and markets software products which are used in automating the management, processing and delivery of unstructured information sources across the Internet and the extended enterprise. Unstructured information is data, such as Web pages, e-mails and word processing documents, that has not been organized and stored in specific forms, such as relational databases. The Company's proprietary Dynamic Reasoning Engine, or DRE, applies sophisticated algorithms to analyze information, enabling operations to be performed automatically on this information. This provides a platform for the Company's own products aimed at applications in new media, enterprise and e-commerce markets and increasingly a variety of applications developed by third party OEMs.

        The Company is a holding company which operates through four subsidiaries, Autonomy Systems Limited and SoftSound Limited, based in Cambridge, England, Autonomy Nordic AS, based in Oslo, Norway, and Autonomy, Inc., a New Jersey Corporation having its offices in San Francisco, California. The Company has also established a wholly-owned subsidiary, Agentworld Inc., a New Jersey Corporation which to date has not traded. The Company owns 49% of Dremedia Limited, a company which extends Autonomy's infrastructure technology to automating unstructured content such as video for interactive television and broadcast purposes. Autonomy Systems Limited and Autonomy Inc. were established in May 1995 and March 1996 respectively. The Company acquired 33.34% of the ordinary shares of Autonomy Nordic AS on March 8, 1999 and the remaining 66.66% of the ordinary shares in October 2000. On May 17, 2000 the Company acquired SoftSound Limited for cash consideration (see note 7—Goodwill). On July 2, 2001, the Company acquired 49% of Dremedia Limited for a cash consideration of approximately $450,000.

Incorporation and History

        The Company was incorporated in England and Wales as a public limited company on March 21, 1996.

Technological Changes

        The market for the Company's products and services is characterized by rapid technological developments, frequent new product introductions and evolving industry standards. These changes require the Company to continually improve the performance, features and reliability of its products, particularly in response to competition. There can be no assurance that the Company will be successful in responding sufficiently to these developments, or that competitors will not introduce superior or more cost-effective technological improvements. In addition, new products and enhancements could entail substantial development costs and could contain design flaws or other defects that could require costly modifications or lead to loss of customer confidence. Any of these developments could have a material adverse effect on the Company's business, financial condition or operating results.

Dependence on Proprietary Technology

        The Company's success is heavily dependent upon its proprietary technologies. The Company depends upon a combination of trade secrets, copyright and trademark laws, license agreements, nondisclosure and other contractual provisions and various security measures to protect its technology rights. The Company currently has no patents filed. There can be no assurance that any necessary patents relating to any of the Company's products will be issued. There can be no assurance that the Company will be able to legally prevent others from copying its technology or producing compatible competing products. If others were to sell Autonomy-compatible products, the Company's sales and gross margins would be materially adversely affected.

        Furthermore, there can be no assurance that the Company's protective efforts will prevent others from misappropriating its technology or from independently developing similar or superior technology. Any infringement of the Company's proprietary technology could have a material adverse effect on the Company.

Dependence on Key Individuals

        The success of the Company depends to a significant extent upon a limited number of key employees including Dr. Michael R. Lynch, the developer of the company's proprietary Dynamic Reasoning Engine and managing director and chief executive officer, and Richard G. Gaunt, technical director and chief technical officer. The loss of either Dr. Lynch or Mr. Gaunt or any other executive officer may have a material adverse effect on the business, operating results or financial condition of the Company.

Need for New Products

        Substantially all of the Company's revenue is derived from sales of the current suite of products, which are expected to account for the majority of revenue for the foreseeable future. As a result of this dependence on a single suite of products, a decline in pricing of, or market acceptance of, the products, due to competition, technological change or otherwise, would have a material adverse effect on the Company's business, financial condition and results of operations. Because the market for information management products is characterized by changing technology and periodic new product introductions, future financial performance will depend in part on the successful development and customer acceptance of new and enhanced versions of the suite of products and other products on a timely basis. There can be no assurance that the Company will continue to be successful in marketing its current suite of products or any other new or enhanced products.

2      Basis of Financial Statements

Basis of Presentation

        The accompanying financial statements have been prepared in accordance with United States Generally Accepted Accounting Principles ("US GAAP").

Use of Estimates

        The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Reclassifications

        Certain reclassifications have been made to amounts reported in the prior year to conform to the current year presentation. These reclassifications have no impact on net income or shareholders equity.

Companies Act 1985

        The financial statements cover the years ended December 31, 2001, 2000 and 1999 and have been prepared in accordance with United States Generally Accepted Accounting Principles and do not comprise the statutory accounts of the Company within the meaning of Section 240 of the United Kingdom Companies Act 1985, as amended (the "Companies Act"). The non-statutory accounts have been prepared for the purpose of complying with the Listing Rules of the Financial Services Authority. The Company's statutory financial statements are prepared in accordance with accounting principles generally accepted in the United Kingdom ("UK GAAP"), in compliance with the Companies Act and are presented in pounds sterling. Statutory financial statements for the years ended December 31, 2000 and 1999 have been delivered to the Registrar of Companies for England and Wales. The auditors have given an unqualified audit report thereon and did not contain statements under Section 237(2) or (3) of The Companies Act of 1985.

3      Summary of Significant Accounting Policies

Consolidation

        The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries (together the "Group"). The subsidiaries, which have been consolidated in these financial statements, are Autonomy Systems Limited, Autonomy Inc., Autonomy Nordic AS, Autonomy Sweden AS, SoftSound Limited and Agentworld Inc. Until October 3, 2000, Autonomy Nordic AS, was accounted for in accordance with the equity method from the date of acquisition, being March 8, 1999, and after October 3, 2000 Autonomy Nordic was fully consolidated. On January 3, 2000, Autonomy Sweden AS was incorporated as a wholly owned subsidiary of Autonomy Nordic AS. All intercompany transactions and balances between the companies have been eliminated on consolidation. The Company acquired a 49% stake in Dremedia on July 2, 2001, which has been accounted for in accordance with the equity method.

Cash and Cash Equivalents

        Cash and cash equivalents include highly liquid instruments with original maturities of less than or equal to three months from the date of purchase.

Intangible Assets

        Software licenses are capitalized at cost and are depreciated on a straight-line basis over a period of three years, which is their estimated useful economic life.

Goodwill

        Goodwill arising on the acquisition of SoftSound Limited and Autonomy Nordic AS (see note 7), representing any excess of the fair value of the consideration given over the fair value of the identifiable assets and liabilities acquired, is capitalized and written off on a straight line basis over its useful economic life, which is considered to be three years and ten years respectively. The Company assesses the recoverability of goodwill associated with specific long life assets based on expectations of future undiscounted cash flows of the related long life assets in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." Goodwill not associated with long life assets is assessed for recoverability based on an undiscounted cashflow analysis.

Plant and Equipment

        Plant and equipment is stated at historical cost. Depreciation is calculated using the straight-line method based on estimated useful lives of the assets, as follows:

Fixtures, fittings and equipment	5 years
Computer equipment	3 years
Leasehold improvements	3 years

Other Investments

        Other investments represent minority shareholdings in non-publicly traded companies and are stated at historical cost, less any provision for impairment, assessed on the basis of their financial status.

Equity Method of Accounting

        The Company's initial 33.34% investment in the ordinary shares of Autonomy Nordic AS, one of its value added resellers, was accounted for by the equity method of accounting whereby the investment was carried at cost of acquisition, plus the Company's share of undistributed earnings or losses since acquisition. The goodwill arising represents the difference between the cost of the investment and the Company's proportionate share of the fair value of the net assets at the date of acquisition. Goodwill was amortized using the straight-line method from the date of acquisition over the expected period to be benefited, originally estimated at 7 years.

        In October 2000, the Company acquired the remaining 66.66% of Autonomy Nordic AS for aggregate consideration of $4.3 million in the form of 82,873 of the Company's ordinary shares. As a result of the acquisition, Autonomy Nordic AS has become a wholly owned subsidiary of Autonomy Corporation plc. The net goodwill arising from this and the original purchase is approximately $4.5 million, and is being amortized over a period of ten years.

        The Company acquired a 49% stake in Dremedia on July 2, 2001, for cash consideration of approximately $450,000, and which has been accounted for in accordance with the equity method. There was no goodwill arising on the investment.

Share-based Compensation

        The Company has adopted the disclosure provisions of SFAS No.123, "Accounting for Stock-Based Compensation." As permitted by the provisions of SFAS No. 123, the Company applies Accounting Principles Board Opinion 25 and related interpretations in accounting for its employee share option plans. As a result compensation expense related to options granted is measured based on the intrinsic value of the underlying ordinary shares. See Note 11 for a summary of the pro-forma effects on reported net loss and loss per share for fiscal periods 2001, 2000 and 1999 based on the fair value of options and shares granted as prescribed by SFAS No. 123.

Income Taxes

        The Company follows SFAS No. 109, "Accounting for Income Taxes." Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are recognized in full subject to a valuation allowance to reduce the carrying amount of the asset to that which is more likely than not to be realized.

Revenue Recognition

        The Company generates revenues from licensing the rights to use its software products directly to end-users and indirectly through resellers. The Company also generates revenues from sales of consulting, customer support and training services performed for customers that license its products. To date, revenues from consultancy, customer support and training have been less than 10% of total revenues and have not been separately analyzed.

        Revenues from software license agreements are recognized where there is persuasive evidence of an agreement with a customer, delivery of the software has taken place, collectability is probable and the fee is fixed and determinable. If an acceptance period is required, revenues are recognized upon the earlier of customer acceptance or the expiration of the acceptance period. Revenue is recognized on contracts with extended credit terms of up to one year providing the customer passes defined credit worthiness checks. If significant post-delivery obligations exist or if a sale is subject to customer acceptance, revenues are deferred until no significant obligations remain or acceptance has occurred. Sales through resellers are recognized only where an end user is identified.

        The Company also enters into reseller arrangements that typically provide for royalties payable to the Company based on agreed rates. Royalties are generally recognized as reported by the reseller in re-licensing the Company's products to end-users. In certain circumstances, advance royalties are recognized upon the initial sale if all products subject to sub-licensing are delivered in the current period, no right of return policy exists, collection is probable and the fee is fixed and determinable. If these conditions are not met, the Company does not recognize advance royalties until reported by the reseller in re-licensing the Company's products to end-users.

        Revenues from customer support services are recognized ratably over the term of the support period. If customer support services are included free or at a discount in a license agreement, these amounts are allocated out of the license fee at their fair market value based on the value established by independent sale of the customer support services to customers. Consulting revenues are primarily related to implementation services performed on a time and materials basis under separable service arrangements related to the installation of the Company's software products. Revenues from consulting and training services are recognized as services are performed. If a transaction includes both license and service elements, license fee revenue is recognized upon shipment of the software, provided services do not include significant customisation or modification of the base product and the payment terms for licenses are not subject to acceptance criteria. In cases where license fee payments are contingent upon the acceptance of services, revenues from both the license and the service elements are deferred until the acceptance criteria are met. Cost of license revenues includes the cost of royalties due on third-party licenses, cost of product media, product duplication and manuals. Deferred revenues primarily relate to customer support fees, which have been paid by the customers prior to the performance of these services. Deferred revenue is generally recognized over a period of one to three years.

Major Customers

        In 2001, 2000 and 1999, no customer accounted for 10% or more of total revenues.

Geographical Analysis of Sales

        A geographical analysis of sale is set out in note 15.

Software Development Costs

        The Company capitalizes internally generated software development costs under the provision of SFAS No. 86, "Accounting for Costs of Computer Software to be Sold, Leased or Otherwise Marketed." Capitalization of computer software development costs begins upon the establishment of technological feasibility, which the Company has defined as completion of a working model. Thereafter all software production costs are capitalized and subsequently reported at the lower of unamortized cost or net realizable value. Capitalized costs are amortized based on current and future revenue for each product with an annual minimum equal to the straight-line amortization over the remaining estimated economic life of the product. Amounts that could have been capitalized under this statement after consideration of the above factors were immaterial and, therefore, no software development costs have been capitalized by the Company to date.

Research and Development

        Expenditure on research and development is expensed to operations in the year in which it is incurred.

Operating Leases

        Costs in respect of operating leases are charged on a straight-line basis over the lease term even if the payments are not made on such a basis.

Foreign Currency

        The functional currency of the Company and its UK subsidiaries is the pound sterling. The functional currencies of the other subsidiaries are their local currencies.

        For U.S. reporting purposes, the financial statements are presented in U.S. dollars using the translation principles set out in SFAS No. 52 "Foreign Currency Translation". The consolidated balance sheets are translated into U.S. dollars at the exchange rates prevailing at the balance sheet dates and the income statements and cash flows at the average rates for the relevant periods. Gains and losses resulting from translation are accumulated as a separate component of shareholders' equity.

        Net gains and losses resulting from foreign exchange transactions are included in the consolidated income statements.

Currency of Dividends

        In the event that the Company was to declare a dividend, such dividend will be declared in pounds sterling.

Comprehensive Income

        The Company has adopted SFAS No. 130 "Reporting Comprehensive Income" which requires companies to report all changes in equity during a period, except those resulting from investment by owners and distribution to owners, in a financial statement for the period in which they are recognized. The Company has chosen to disclose Comprehensive Income, which encompasses net income and foreign currency translation adjustments, in the Consolidated Statement of Shareholders' Equity.

Concentration of Credit Risk

        Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash investments and trade receivables. The Company has cash investment policies that limit investments to investment grade securities. The Company performs ongoing credit evaluations of its customers' financial positions.

Accounting Pronouncements Issued But Not Yet Adopted

        SFAS No. 141 and SFAS No. 142.    In July 2001, the Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 requires the use of the purchase method of accounting for all business combinations initiated after June 30, 2001. SFAS No. 141 requires intangible assets to be recognized if they arise from contractual or legal rights or are "separable", i.e., it is feasible that they may be sold, transferred, licensed, rented, exchanged or pledged. As a result, it is likely that more intangible assets will be recognized under SFAS No. 141 than its predecessor, APB Opinion No. 16 although in some instances previously recognized intangibles will be subsumed into goodwill.

        Under SFAS No. 142, goodwill will no longer be amortized on a straight-line basis over its estimated useful life, but will be tested for impairment on an annual basis and whenever indicators of impairment arise. The goodwill impairment test, which is based on fair value, is to be performed on a reporting unit level. A reporting unit is defined as a SFAS No. 131 operating segment or one level lower. Goodwill will no longer be allocated to other long-lived assets for impairment testing under SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of". Additionally, goodwill on equity method investments will no longer be amortized; however, it will continue to be tested for impairment in accordance with Accounting Principles Board Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock". Under SFAS No. 142 intangible assets with indefinite lives will not be amortized. Instead they will be carried at the lower cost or market value and tested for impairment at least annually. All other recognized intangible assets will continue to be amortized over their estimated useful lives.

        SFAS No. 142 is effective for fiscal years beginning after December 15, 2001 although goodwill on business combinations consummated after July 1, 2001 will not be amortized. In addition, goodwill on prior business combinations will cease to be amortized. Had the company adopted SFAS No. 142 at December 31, 2001 the company would not have recorded the goodwill amortization charge of $0.7 million.

        The adoption of SFAS No. 141 did not have a material impact on the financial position or the results of operations of the Group and SFAS No. 142 is not expected to have a material impact on the financial position or the results of operations of the Group.

        SFAS No. 143.    In June 2001, the Financial Accounting Standards Board issued SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS No. 143 requires the fair value of a liability for asset retirement obligations be recognized in the period in which it is incurred if a reasonable estimate of the fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the related long-lived asset. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. To date the Company has not entered into any Asset Retirement Obligations. Thus, the Company anticipates that SFAS No. 143 will not have a material impact on its consolidated financial statements.

        SFAS No. 144.    In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 establishes a single accounting model for long-lived assets to be disposed of by sale consistent with the fundamental provisions of SFAS 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". While it supersedes APB Opinion 30 "Reporting the Results of operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" it retains the presentation of discontinued operations but broadens that presentation to include a component of an entity (rather than a segment of a business). However, discontinued operations are no longer recorded at net realizable value and future operating losses are no longer recognised before they occur. Under SFAS No. 144 there is no longer a requirement to allocate goodwill to long-lived assets to be tested for impairment. It also establishes a probability weighted cash flow estimation approach to deal with situations in which there are a range of cash flows that may be generated by the asset being tested for impairment. SFAS No. 144 also establishes criteria for determining when an asset should be treated as held for sale.

        SFAS No. 144 is effective for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years, with early application encouraged. The provisions of the Statement are generally to be applied prospectively. The Company currently has no plans to dispose of any operations and accordingly, does not anticipate that adoption of SFAS No. 144 will have a material impact on its results of operations or its financial position.

4      Share-based compensation expense

        The amortization of share-based compensation expense is summarized as follows (in thousands):

	Year Ended December 31,
	2001	2000	1999
General and administrative expenses	$—	$—	$28
Sales and marketing expenses	$—	105	209
Research and development expenses	(197)	—	(18)

	$(197)	$105	$219

5      Plant and equipment

        Plant and equipment consists of the following at December 31, 2001, 2000 and 1999 (in thousands):

	December 31,
	2001	2000	1999
Fixtures, fittings and equipment	$366	$215	$150
Computer equipment	2,415	1,792	1,049
Leasehold improvements	1,174	216	114

	3,955	2,223	1,313
Less accumulated depreciation	(1,717)	(958)	(440)

Net plant and equipment	$2,238	$1,265	$873

        The depreciation expense for the years ended December 31, 2001, 2000 and 1999, respectively, was $759,000, $518,000 and $268,000.

6      Intangible assets

        Intangible assets consists of the following at December 31, 2001, 2000 and 1999 (in thousands):

	December 31,
	2001	2000	1999
Software technology rights	$4,439	$4,510	$4,732
Less accumulated depreciation	(4,283)	(3,543)	(2,251)

Net intangible assets	$156	$967	$2,481

        The amortization expense of software technology rights for the years ended December 31, 2001, 2000 and 1999 respectively was $740,000, $1,292,000 and $1,535,000. Software technology rights include the cost of software licenses to use third parties' software.

7      Goodwill

	December 31,
	2001	2000	1999
Goodwill, cost	$5,226	$5,329	$—
Less accumulated amortization	(837)	(182)	—

Goodwill, net	$4,389	$5,147	$—

        On May 17, 2000, the Company acquired SoftSound Limited for cash consideration of $908,340 with goodwill arising of $898,163. The acquisition was accounted for using the purchase method. Accordingly, the purchase price was allocated to the assets acquired and liabilities assumed, based on the evaluation of the fair values of SoftSound Limited at the date of acquisition. The goodwill is being amortized over its useful economic life, which is considered to be 3 years.

        In October 2000, the Company acquired the remaining 66.66% of Autonomy Nordic AS, one of its value added resellers, for aggregate consideration of $4.3 million in the form of 82,873 of the Company's ordinary shares. The acquisition was accounted for using the purchase method and Autonomy Nordic AS results have been consolidated since October 2000. As a result of the acquisition, Autonomy Nordic AS has become a wholly owned subsidiary of Autonomy Corporation plc. The net goodwill arising from this and the original purchase is approximately $4.5 million, and is being amortized over a period of ten years.

8      Accrued expenses and other liabilities

        Accrued expenses and other liabilities consisted of the following at December 31, 2001, 2000 and 1999 (in thousands):

	December 31,
	2001	2000	1999
Employee compensation	$2,956	$4,702	$1,521
Amounts due to related party (note 13)	1,111	—	—
Other	3,920	3,411	2,106

	$7,987	$8,113	$3,627

9      Investment in associate

        Equity investments include other investments representing minority shareholdings in non-publicly traded companies and investments in associates.

        The Company acquired 33.34% of the ordinary shares of Autonomy Nordic AS on March 8, 1999. This investment was accounted for under the equity method. On acquisition, consideration of $565,000 was paid, with goodwill of approximately $524,000 arising. Such goodwill was amortized over a seven-year useful life up to October 2000 resulting in an amortization expense of $52,205 and $55,016 for the years ended December 31, 2000 and 1999 (see note 7).

        The Company acquired 49% of the ordinary shares of Dremedia Limited on July 2, 2001, for cash consideration of approximately $450,000. There was no goodwill arising. This investment has been accounted for under the equity method.

        The Company acquired 19.9% of the ordinary shares of Okana Systems Limited on November 1, 2001, for a cash consideration of approximately $300,000.

10    Commitments and operating lease obligations

        The Company leases its facilities, cars and certain office equipment under non-cancelable operating leases, which have expiration dates ranging from 2001 through 2015. Minimum future lease payments under non-cancelable operating leases as of December 31, 2001 are summarized as follows (in thousands):

Year Ended December 31,
2002	$2,312
2003	1,985
2004	1,428
2005	1,406
2006	1,406
Thereafter	11,686

Total minimum lease payments	$20,223

        Rental expenses under operating leases totalled $2,570,000, $1,316,000 and $483,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

        During the year, the Company entered into a sublease agreement with a third-party with an expiry date of 2006. Total minimum future rentals to be received as of December 31, 2001, total $1,917,000.

11    Shareholders' equity

Share split

        On August 1, 2000, the Company undertook a share split whereby each ordinary share of nominal value £0.01 was divided into three ordinary shares of nominal value 1/3p. All share data contained within these financial statements have been adjusted to reflect the share split.

Ordinary Shares

        The number of ordinary shares of nominal value 1/3p each authorized and issued and outstanding as at December 31, 2001, 2000 and 1999 is as follows:

	December 31,
	2001	2000	1999
Ordinary shares of nominal value 1/3p each:
Authorized	600,000,000	600,000,000	600,000,000
Issued and outstanding	127,265,612	126,912,051	122,170,875

All share and per share data reflect a 3-for-1 share split effective from August 1, 2000.

        The Company is authorized to issue 600,000,000 shares of nominal value 1/3 p each. There are no other classes of share capital. In June 1996 the Company issued 9,192,002 ordinary shares of 1/3 p pursuant to private placement, raising net proceeds of $10.7 million after deducting expenses of $608,000.

        In July 1998 the Company issued 31,177,590 ordinary shares of 1/3 p at $1.23 per share in connection with the admission to trading of all ordinary shares on EASDAQ. The Company raised net proceeds of $34.1 million after deducting expenses of $1.1 million. In May 2000 the Company issued 2,640,000 ordinary shares of 1/3 p at $41.33 per share in connection with an initial public offering of ordinary shares in the United States. The Company raised net proceeds of $99.7 million after deducting expenses of $9.4 million.

Share Option Plans

        The Company has two unapproved option schemes to provide employees and executives with the opportunity to acquire a proprietary interest in the Company as an incentive to attract and retain the services of employees. The two schemes are the UK Discretionary Option Scheme 1996 (the "UK Scheme") and the 1998 US Share Option Plan (the "US Plan"). Under the terms of these schemes, options are generally granted with exercise prices not less than the fair market value of the Company's shares, become exercisable as established by the Board of Directors (generally ratably over 4 years), and generally expire seven years from the date of grant.

        The number of ordinary shares allocated under the UK Scheme may not on any date, when aggregated with the number of ordinary shares already allocated under the UK Scheme, the US Plan or any other share scheme of the Company over the previous five years, exceed 10 per cent of the issued and outstanding share capital of the Company on that date.

UK Discretionary Option Scheme 1996

        Under the UK Scheme, the Board of Directors may grant to any eligible employee (which may include directors) options over ordinary shares. Such options are personal and may not be transferred.

1998 US Share Option Plan

        The Company's 1998 US Share Option Plan (the "US Plan") was adopted by the Board on June 23, 1998 and has been approved by the shareholders. A resolution adopting the US Plan was passed by shareholders at the Extraordinary General Meeting of the Company held on July 2, 1998.

        Options over a maximum of 18,000,000 ordinary shares of the Company may be allocated under the US Plan. However, the number of ordinary shares allocated under the US Plan may not on any date, when aggregated with the number of ordinary shares allocated under the US Plan, the UK Scheme or any other share scheme of the Company over the previous five years, exceed 10 percent of the issued share capital of the Company on that date.

        The following table summarizes share options plan activity:

	Number of Shares Under Option	Weighted Average Exercise Price
Balance at January 1, 1999	5,284,725	$0.71
Granted	3,288,000	$4.33
Exercised	(1,497,336)	$0.53
Forfeited	(964,221)	$1.11

Balance at December 31, 1999	6,111,168	$2.60
Granted	2,726,000	$30.23
Exercised	(2,022,616)	$1.78
Forfeited	(1,079,376)	$7.15

Balance at December 31, 2000	5,735,176	$17.74
Granted	2,376,420	$8.83
Exercised	(342,561)	$2.25
Forfeited	(3,190,070)	$13.70

Balance at December 31, 2001	4,578,965	$17.09

All share and per share data reflect a 3-for-1 share split effective from August 1, 2000.

        As of December 31, 2001, the Company had reserved 8,703,198 ordinary shares for the exercise of options. The range of exercise prices for all options outstanding at December 31, 2001 was $0.01 to $70.00, with a weighted average exercise price of $17.09 and a weighted average remaining contractual life of 5.49 years.

        The following table summarizes information about options outstanding at December 31, 2001.

Range of Exercise Price ($)	Number Outstanding as of December 31, 2001	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price ($)	Number Exercisable as of December 31, 2001	Weighted Average Exercise Price of Exercisable Options ($)
0.00–1.77	543,446	3.63	0.97	483,999	0.93
1.77–3.87	711,280	5.28	3.01	150,419	2.20
3.87–4.47	866,778	6.32	4.35	13,125	3.87
4.47–10.47	293,218	6.06	6.34	56,063	5.24
10.47–29.67	1,108,116	5.63	21.38	197,978	17.47
29.67–41.00	344,561	5.70	36.58	236,313	31.54
41.00–70.00	711,566	5.57	47.28	249,711	48.46

Total	4,578,965	5.49	17.09	1,387,608	17.40

All share and per share data reflect a 3-for-1 share split effective from August 1, 2000.

        In addition to the above, in 1996, 5,391,100 options were granted to Richard G. Gaunt by two principal shareholders, Dr. Michael R. Lynch and Apax Fund Nominees Limited, over issued ordinary shares held by them. These options had an exercise price of 1/3p and all became exercisable on July 10, 1998, following the admission of the Company's shares to EASDAQ (now Nasdaq Europe). Nil, 816,860 and 150,000 of these options were exercised during the twelve months ended December 31, 2001, 2000 and 1999 respectively, and 4,114,240 remain outstanding and exercisable at December 31, 2001, with a remaining contractual life of 1.07 years.

Accounting for Share-Based Compensation

        As permitted under SFAS No. 123, the Company has elected to follow Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" ("APB No. 25") in accounting for share-based awards to employees, for options granted under the Share Option Plans. The compensation charge arising is calculated by fixed plan accounting. Accordingly, for the years ended December 31, 2001, 2000 and 1999, compensation (income) expense of $(197,165), $104,517 and $219,030, respectively, were recognized for options granted under these schemes.

        Following the Company's admission to EASDAQ (now Nasdaq Europe) on July 10, 1998 options are granted with an exercise price equal to current market value at the date of grant. No compensation expense is recognized with respect to such awards.

        Pro-forma information regarding net income (loss) and net income (loss) per share is required by SFAS No. 123 and has been determined as if the Company had accounted for its employee share options and the options granted by shareholders under the fair value method consistent with the method prescribed by SFAS No. 123. The fair value of these options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for December 31, 2001:

  •
  risk free interest rate of 4.54% (December 31, 2000: 6.30%, and 1999: 5.84%);

  •
  dividend yield of 0% (December 31, 2000 and 1999: 0%);

  •
  volatility factor of 100% (December 31, 2000, and 1999: 100%); and

  •
  an expected life of the option of four years.

        The following table summarizes information about the weighted average fair value of options, calculated using the Black-Scholes option pricing model, for the years ended December 31, 2001, 2000 and 1999.

	Year ended December 31, 2001		Year ended December 31, 2000
	Weighted average fair value ($)	Weighted average fair value ($)	Weighted average fair value ($)	Weighted average exercise price ($)
Exercise price to market:
Equals	6.28	8.83	21.84	30.31
All options	6.28	8.83	21.84	30.31

All share and per share data reflect a 3-for-1 share split effective from August 1, 2000.

	Year ended December 31, 1999
	Weighted average fair value ($)	Weighted average fair value ($)
Exercise price to market:
Equals	3.11	4.33
All options	3.11	4.33

All share and per share data reflect a 3-for-1 share split effective from August 1, 2000.

        For purposes of pro-forma disclosures, the estimated fair value of the options is amortized over the options' vesting period, which is generally four years. Had the Company's share option plan and the options granted by shareholders been accounted for under SFAS No. 123, the Company's charge to income for 2001, 2000 and 1999 would have been $20,641,084, $15,315,010 and $1,360,695 respectively and the compensation charge recognised in the first paragraph would have been reversed. Earnings or (loss) per share would have been altered to the following pro-forma amounts:

	Year ended December 31,
	2001	2000	1999
	(in thousands, except per share data)
Pro-forma net loss	$(11,472)	$(665)	$(6,021)
Pro forma net loss per share—basic	(0.09)	(0.01)	(0.05)

Pro-forma net loss per share—diluted	$(0.09)	$(0.01)	$(0.05)

All share and per share data reflect a 3-for-1 share split effective from August 1, 2000.

12    Income taxes

        The provision for current income taxes was based upon income before taxes as follows (in thousands):

	December 31,
	2001	2000	1999
UK—income taxes	$4,563	$5,940	$646
UK—deferred taxes	(420)	—	—
US—deferred taxes	—	116	—
Norway—income taxes	—	91	—
Norway—deferred taxes	(246)	—	—

Total provision	$3,897	$6,147	$646

        Analysis of taxable profit (losses) by jurisdiction are as follows (in thousands):

	December 31,
	2001	2000	1999
UK	$11,388	$16,143	$(225)
Foreign	1,875	4,549	(4,008)

	$13,263	$20,692	$(4,233)

        The net deferred taxes shown above are analyzed as follows (in thousands):

	December 31,
	2001	2000	1999
Deferred tax assets:
Losses carried forward	$32,589	$30,683	$6,965
Excess of tax value over book value of fixed assets	202	114	—
Other short term differences	637	1,179	235
Tax credits	—	4	—

	33,428	31,980	7,200
Valuation allowance	(31,823)	(30,558)	(5,951)

Net deferred tax asset	$1,605	$1,422	$1,249
Deferred tax liabilities:
Other short term timing differences	(933)	(1,422)	(1,231)
Excess of book value over tax value of fixed assets	—	—	(18)

Net deferred taxes	$672	$—	$—

        A reconciliation of the provision for income taxes with the amount computed by applying the statutory income tax rate (30% for 2001, 30% for 2000 and 30% for 1999) to loss before income taxes is as follows (in thousands):

	December 31,
	2001	2000	1999
Income tax expense computed at statutory income tax rate	$3,979	$6,208	$(1,270)
Differences in statutory income tax rates	77	113	(166)
Goodwill amortization	184	55	—
Share based compensation	(59)	31	66
State tax	68	165	—
Other	(616)	(102)	48
Change in valuation allowance	264	(323)	1,968

Provision for income taxes	$3,897	$6,147	$646

        Deferred tax assets reflect the benefit of net operating loss carry-forwards arising from the exercise of share options in 2000 and 1999. These were previously reported net of the valuation allowance associated with these assets. There is no effect on net income or shareholders' equity resulting from the change in presentation.

        A valuation allowance has been recorded for the entire net deferred tax asset of Autonomy, Inc. as it is less likely than not that the deferred tax assets will be realized. As of December 31, 2001, the Company has approximately $87.1 million of federal net operating loss carry-forwards, and $2,100 in research and development tax credits available to reduce future federal income taxes. The net operating loss carry-forwards and tax credits expire at various dates through fiscal year 2021. The Company also has approximately $56.3 million of state net operating loss carry-forwards, which expire at various dates through fiscal year 2011, and $1,600 in research and development tax credits available to reduce future California state income taxes.

        Deferred tax assets of approximately $28 million pertain to certain net operating loss and credit carry-forwards resulting from the exercise of stock options. When recognized, the tax benefit of these losses will be accounted for as a credit to additional paid-in capital rather than a reduction of the income tax provision.

13    Related Party Transactions

        During the years ended December 31, 2001, 2000 and 1999 the Company incurred expenses of $239,288, $336,390 and $737,790 respectively for management and software development services from Cambridge Neurodynamics Limited and made sales, rent charges and recharges of other expenses to Cambridge Neurodynamics Limited of $149,401, $22,868 and $838,909 in the years ended December 31, 2001, 2000 and 1999 respectively. At December 31, 2001, 2000 and 1999, Cambridge Neurodynamics Limited owed the Company a net balance of $Nil, $Nil and $312,670 respectively. The Company owed Cambridge Neurodynamics Limited $378,863, $Nil and $Nil at December 2001, 2000 and 1999 respectively.

        During the years ended December 31, 2001, 2000 and 1999 the Company incurred expenses of $1,101,600, $Nil and $Nil respectively from NCorp Limited and made sales to NCorp Limited of $160,242, $411,573 and $Nil. At December 31, 2001, 2000 and 1999 NCorp Limited owed the Company $34,231, $463,377 and $Nil. At December 31, 2001, 2000 and 1999, the Company owed NCorp $1,111,010, $Nil and $Nil. Cambridge Neurodynamics Limited and NCorp Limited are companies controlled by Dr. Lynch. Management believes that all related party transactions are conducted on an arm's length basis.

        The Company acquired 49% of the ordinary shares of Dremedia Limited on July 2, 2001. Since this date the Company had made sales to Dremedia of $339,817, and the Company incurred expenses on behalf of Dremedia of $564,454. As of December 31, 2001, Dremedia owed the Company $911,996, and the Company owed Dremedia $435,690.

        On November 21, 2001, the company loaned £200,000 (approximately $290,000) to an executive officer. The loan is repayable on November 20, 2004, only if the executive receives or is entitled to receive, bonuses, commissions or otherwise above base salary equal to three times the amount due. The loan bears interest at market rates. As of December 31, 2001, £201,033 was outstanding under the loan.

14    Earnings (loss) per share

        SFAS No. 128, "Earnings per Share," requires companies to compute net income per share under two different methods, basic and diluted, for all periods for which a statement of operations is presented. Basic earnings or loss per share is computed by dividing the net earnings or loss by the weighted average number of ordinary shares outstanding for all periods. Diluted earnings per share reflects the potential dilution that could occur if the earnings were divided by the weighted average number of ordinary and ordinary share equivalent shares outstanding during the period. Diluted earnings per share is computed by dividing the net income by the weighted average number of ordinary shares and ordinary shares equivalents from outstanding share options unless they should have an anti-dilutive effect. Ordinary share equivalents are calculated using the treasury stock method and represent incremental shares issuable upon exercise of the Company's outstanding options. For the year ended December 31, 1999, the effect of including ordinary shares equivalents within the calculation of earnings per share is anti-dilutive as the Company reported net losses.

        The following table provides a reconciliation of the numerators and denominators used in calculating basic and diluted earnings or loss per share for the years ended December 31, 2001, 2000 and 1999.

	Year ended December 31,
	2001	2000	1999
	(in thousands, except per share data)
Net profit (loss)	$9,366	$14,545	$(4,879)
Basic and diluted earnings (loss) per share available to ordinary shareholders:
Profit (loss) available to ordinary shareholders	$9,366	$14,545	$(4,879)

Weighted average ordinary shares outstanding	127,155	125,259	121,353
Effect of dilutive share options	108	6,142	—

Weighted average ordinary shares outstanding assuming dilution	127,263	131,401	121,353

Basic earnings (loss) per share	$0.07	$0.12	$(0.04)

Diluted earnings (loss) per share	$0.07	$0.11	$(0.04)

All share and per share data reflect a 3-for-1 share split effective from August 1, 2000.

        Approximately 4,726,932 shares of weighted average ordinary share equivalents were excluded from the computation of diluted loss per share for the year ended December 31, 1999 as a result of their anti-dilutive effect due to the reported net loss.

        Approximately 5,571,753 and 238,832 weighted average share options at December 31, 2001 and 2000, respectively, have been excluded from the computation of diluted earnings per share due to the options being anti-dilutive.

15    Segment information

        The Company has adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". SFAS No. 131 established standards for reporting information about operating segments in annual financial statements and requires selected information about operating segments in interim financial reports issued to shareholders. It also established standards for related disclosures about products and services and geographic areas. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision makers, or decision making group, in deciding how to allocate resources and in assessing performance. The Company's chief operating decision-making group is the executive committee, which is comprised of the chief executive officer, the chief operating officer and various vice presidents of the Company.

        The Company is organized geographically but in the opinion of the directors, there is only one distinct reportable segment, on the basis that the geographical operations have characteristics so similar that they can be expected to have essentially the same future prospects.

        Analysis of sales by geographical area determined by customer location is as follows (in thousands):

	Year ended December 31,
	2001	2000	1999
UK	$12,665	$18,200	$10,155
US	24,362	30,240	8,676
Europe	14,243	14,407	2,744
Other	1,324	2,575	407

	$52,594	$65,422	$21,982

        Fixed assets are geographically located as shown below (in thousands):

	As of December 31, 2001
	UK	US	Total
Plant and equipment, net	$1,760	$478	$2,238
Goodwill, net	4,389	—	4,389
Intangible assets, net	156	—	156
Equity and other investments	1,967	345	2,312

	$8,272	$823	$9,095

	As of December 31, 2000
	UK	US	Total
Plant and equipment, net	$708	$557	$1,265
Goodwill, net	5,147	—	5,147
Intangible assets, net	967	—	967
Equity and other investments	1,710	351	2,061

	$8,532	$908	$9,440

	As of December 31, 1999
	UK	US	Total
Plant and equipment, net	$358	$515	$873
Intangible assets, net	2,481	—	2,481
Equity and other investments	2,178	400	2,578

	$5,017	$915	$5,932

16    Valuation and qualifying accounts

        An analysis of the allowance for uncollectable accounts is set out below (in thousands):

	Balance at beginning of period	Acquisition of subsidiary	Charged to expenses	Utilized	Balance at end of period
Year ending December 31,
1999	$1,172	$—	$1,795	$(770)	$2,197
2000	$2,197	$353	$1,575	$(950)	$3,175
2001	$3,175	$—	$1,005	$(1,347)	$2,833

17    Fair values of financial instruments

        The following information is presented in compliance with the requirements of SFAS No. 107," Disclosures about Fair Value of Financial Instruments". The carrying amounts and fair values of the material financial instruments are shown below (in thousands):

	December 31, 2001		December 31, 2000		December 31, 1999
	Carrying value	Fair value	Carrying value	Fair value	Carrying value	Fair value
Cash and cash equivalents	$143,604	$143,604	$137,490	$137,490	$20,467	$20,467
Other investments	2,312	2,312	2,061	2,061	$1,842	$1,842

        The fair values of financial instruments are deemed to be equivalent to the carrying amounts as cash and cash equivalents and other investments are short-term items, and are readily convertible into cash.

QuickLinks

TABLE OF CONTENTS
FORWARD LOOKING STATEMENTS MAY NOT BE ACCURATE
PART I
  Item 1. Identity of Directors, Senior Management and Advisers
  Item 2. Offer Statistics and Expected Timetable
  Item 3. Key Information
SELECTED CONSOLIDATED FINANCIAL DATA
EXCHANGE RATE INFORMATION
RISK FACTORS
Risks Related to Our Business and Financial Condition
Risks Related to Our Markets
Risks Related to the Financial Markets
  Item 4. Information on the Company
  Item 5. Operating and Financial Review and Prospects
  Item 6. Directors, Senior Management and Employees
  Item 7. Major Shareholders and Related Party Transactions
  Item 8. Financial Information
  Item 9. The Offer and Listing
  Item 10. Additional Information
  Item 11. Quantitative and Qualitative Disclosures About Market Risk
  Item 12. Description of Securities Other than Equity Securities
PART II
  Item 13. Defaults, Dividend Arrearages and Delinquencies
  Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
USE OF PROCEEDS
  Item 15. Controls and Procedures
PART III
  Item 16. Financial Statements
  Item 17.
  Item 18. Exhibits
SIGNATURES
INDEX TO EXHIBITS
CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
AUTONOMY CORPORATION PLC INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
AUTONOMY CORPORATION PLC REPORT OF INDEPENDENT AUDITORS
AUTONOMY CORPORATION PLC CONSOLIDATED STATEMENTS OF OPERATIONS (in thousands of US dollars, except per share data)
AUTONOMY CORPORATION PLC CONSOLIDATED BALANCE SHEETS (in thousands of US dollars)
AUTONOMY CORPORATION PLC CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (in thousands of US dollars, except per share data)
AUTONOMY CORPORATION PLC CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands of US dollars)
AUTONOMY CORPORATION PLC NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS