Form 20-F
period 2002-12-31
AUTONOMY CORP PLC
filed 2003-03-21
CIK 1111492

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2002
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

        The number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2002: 122,609,095 ordinary shares, nominal value 1/3p per share.

        Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒        No ☐        Not Applicable ☐

        Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐        Item 18 ☒

FORWARD LOOKING STATEMENTS MAY NOT BE ACCURATE

        This Annual Report on Form 20-F contains forward-looking statements. These forward-looking statements are not historical facts, but rather are based on our current expectations, estimates and projections about our industry, our beliefs and assumptions. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates" and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. These risks and uncertainties are described in "Risk Factors" and elsewhere in this Annual Report. We caution you not to place undue reliance on these forward-looking statements, which reflect our management's view only as of the date of this Annual Report. The forward-looking statements made in this Annual Report relate only to events as of the date on which the statements are made.

i

PART I

Item 1.    Identity of Directors, Senior Management and Advisers

        Not applicable.

Item 2.    Offer Statistics and Expected Timetable

        Not applicable.

Item 3.    Key Information

SELECTED CONSOLIDATED FINANCIAL DATA

        The following selected consolidated statement of operations data for the years ended December 31, 1998, 1999, 2000, 2001 and 2002, and the consolidated balance sheet data as of December 31, 1998, 1999, 2000, 2001 and 2002 are derived from our consolidated financial statements and the related notes, which have been prepared in accordance with U.S. GAAP. The financial statements for 1998, 1999, 2000 and 2001 were audited by Arthur Andersen, independent auditors, and the financial statements for 2002 have been audited by Ernst & Young LLP, independent auditors. This financial data should be read in conjunction with Item 5: Operating and Financial Review and Prospects and the consolidated financial statements and related notes included in this Annual Report.

	Year Ended December 31,
	2002	2001	2000	1999	1998
	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Revenues	$50,961	$52,594	$65,422	$21,982	$8,298
Cost of revenues	(934)	(1,906)	(3,875)	(2,804)	(1,353)

Gross profit	50,027	50,688	61,547	19,178	6,945

Operating expenses:
General and administrative expenses	(6,473)	(7,622)	(7,678)	(3,519)	(2,537)
Sales and marketing expenses	(29,197)	(31,656)	(33,723)	(15,777)	(6,314)
Provision for doubtful accounts	(1,969)	(1,005)	(1,575)	(1,795)	(1,215)
Research and development	(9,186)	(8,339)	(6,520)	(4,287)	(2,434)
Gain (loss) on foreign exchange	139	5,106	3,277	596	(392)

Total operating expenses	(46,686)	(43,516)	(46,219)	(24,782)	(12,892)

Profit (loss) from operations	3,341	7,172	15,328	(5,604)	(5,947)
Interest income (net)	5,120	6,444	5,612	1,142	782
Impairment of equity investments	(1,943)	(268)	(150)	—	—

Profit (loss) before income taxes and share of loss of associated company and minority interest	6,518	13,348	20,790	(4,462)	(5,165)
Benefit (provision) for income taxes	243	(3,897)	(6,147)	(646)	—
Share of loss of associated company and minority interest	(634)	(85)	(98)	229	—

Net profit (loss)	$6,127	$9,366	$14,545	$(4,879)	$(5,165)

Basic earnings (loss) per share	$0.05	$0.07	$0.12	$(0.04)	$(0.05)

Diluted earnings (loss) per share	$0.05	$0.07	$0.11	$(0.04)	$(0.05)

Weighted average number of ordinary shares outstanding	126,716	127,155	125,259	121,353	104,214

Weighted average number of ordinary shares, assuming dilution	127,610	127,263	131,401	121,353	104,214

	As of December 31,
	2002	2001	2000	1999	1998
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$147,472	$143,604	$137,490	$20,467	$27,950
Total Assets	178,495	170,473	169,472	39,645	38,244
Net assets	164,568	154,767	148,919	30,583	35,450
Shareholders' equity	164,568	154,767	148,919	30,583	35,450
Total liabilities and shareholders' equity	$178,495	$170,473	$169,472	$39,645	$38,244
Number of shares issued	122,609	127,255	126,912	122,171	120,669
Dividends	—	—	—	—	—

EXCHANGE RATE INFORMATION

        We present our consolidated financial statements in U.S. dollars. Fluctuations in the exchange rate between pounds sterling and the U.S. dollar will affect the U.S. dollar amounts received by owners of ADSs on conversion of dividends, if any, paid in pounds sterling on the shares and may affect the U.S. dollar price of the ADSs on the Nasdaq National Market.

        The following table sets forth, for the periods and dates indicated, information concerning the Noon Buying Rates for pounds sterling expressed in U.S. dollars per pound sterling. We do not use these rates in the preparation of our financial statements. In accordance with SFAS 52, our monetary assets and liabilities in our financial statements are translated at exchange rates in effect at the end of the reporting period, and our net revenues and expenses in our financial statements are translated at the average exchange rate during the period using the Noon Buying Rate on the last business day of each month (or shorter applicable period) during the period indicated.

Average exchange rates of U.S. dollars per U.K. Pound Sterling

Average
Year Ended December 31, 1998	1.6602
Year Ended December 31, 1999	1.6146
Year Ended December 31, 2000	1.5125
Year Ended December 31, 2001	1.4382
Year Ended December 31, 2002	1.5025

        The table below shows the high and low exchange rate of U.S. dollars per British pound sterling for each month from August 2002 through January 2003:

Selected exchange rates of U.S. dollars per U.K. Pound Sterling

	High	Low
September 2002	1.5700	1.5343
October 2002	1.5708	1.5418
November 2002	1.5915	1.5440
December 2002	1.6095	1.5555
January 2003	1.6482	1.5975
February 2003	1.6480	1.5737

        The Noon Buying Rate for U.K. pound sterling on December 31, 2002 was £1.00 = $1.6095. The Noon Buying Rate on February 28, 2003, the latest practicable date before filing this Annual Report, was £1.00 = $1.5737.

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

Our limited operating history and the rapid evolution of the markets we serve make evaluating our business prospects difficult

        We were incorporated on March 21, 1996, and began shipping products in July 1996. Because of our limited operating history, we believe making predictions regarding our future operating results is difficult. As an investor in our ordinary shares or ADSs, you should consider the risks and difficulties that we face as a relatively young company in a new and rapidly evolving market. Our ability to address these risks depends on a number of factors, which include our ability to:

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

  •
  respond to competition.

We have sustained quarterly and annual operating losses in the past, we expect our expenditures to increase and we may not be able to sustain or increase profitability in the future

        We incurred operating losses in each quarter since we commenced operations in 1996 through the year ended December 31, 1999, and we have experienced a decrease in net profits from $14.5 million in 2000 to $6.1 million in 2002. We may not be able to sustain or increase our profitability in the future. We currently expect that our operating expenditures will increase in the future, not withstanding a decrease (without giving effect to foreign exchange gains and losses) during 2002. In the future, our revenues may decline, remain flat, or grow at a rate slower than our operating expenditures, especially in light of the current economic environment, and we may not be able to adjust spending in a timely manner to respond to any unanticipated decline in revenues. We incurred net losses of $3.1 million in 1997, $5.2 million in 1998 and $4.9 million in 1999.

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

Our revenue and operating results may vary from period to period, which may adversely affect our stock price

        Our revenue and operating results are likely to fluctuate significantly in the future on both a quarterly and an annual basis due to a number of factors, many of which are outside our control. As a result, we believe that period-to-period comparisons of our revenue and operating results are not necessarily meaningful and should not be relied upon as any indication of future performance. In addition, any adverse fluctuations in our revenue and operating results could have an adverse effect on our stock price. Factors that could cause our revenue and operating results to fluctuate include:

  •
  the downturn in capital spending by customers as a result of the current economic slowdown;

  •
  variations in type, timing and size of orders and shipments of our products;

  •
  changes in the budget or purchasing patterns of corporations and government agencies;

  •
  market acceptance of our existing and new products;

  •
  changes in pricing policies by us or our competitors;

  •
  mix of distribution channels through which products are sold;

  •
  mix of revenues in European and North American markets;

  •
  the integration of people, operations, and products from acquired businesses and technologies;

  •
  the timing of introductions of products and services by us or our competitors;

  •
  changes in accounting principals, such as a requirement that stock options be included in compensation, as is currently being considered by Congress and, which if adopted, would increase our compensation expenses and have a negative effect on our earnings; and

  •
  changes in general economic and geo-political conditions and specific economic conditions in the computer and software industries.

        Any of the factors, some of which are discussed in more detail below, could materially and adversely impact our operations and financial results, and consequently our stock price.

Our expenditures are tied to anticipated revenues, and therefore imprecise forecasts may result in poor operating results

        Predicting quarterly results is difficult due to the relatively low number of quarterly sales transactions and difficulties in forecasting. If specific sales are for whatever reason delayed from one quarter to the next, or if specific forecasted sales fail to occur, our revenue and operating results could be adversely affected. We may not be able to adjust expenses to compensate for any unexpected revenue shortfall. If there is any significant shortfall of demand for our products in comparison to our expectations, this shortfall could have an immediate adverse impact on our business. In addition, we expect our operating expenses to increase as a result of higher levels of research and development, increasing our sales and marketing operations, developing new distribution channels and broadening our customer support capabilities. If these expenses are not accompanied by increased revenues, we could incur increased operating losses which could cause our business to suffer.

        In the past, we have experienced fluctuations in revenue and operating results. For example, our revenues decreased from $65.4 million in 2000 to $51.0 million in 2002, and profits decreased from $14.5 million in 2000 to $6.1 million in 2002, primarily due to general changes in the economic climate affecting most software companies. Further, our sales and marketing expenses have fluctuated due to the timing and magnitude of our advertising and promotional programs.

The average selling prices of our products could decrease rapidly, which may negatively impact revenues and gross margins

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

Demand for our products may be adversely affected if unfavorable economic and market conditions do not improve or continue to decline

        Adverse economic conditions worldwide have contributed to slowdowns in the software Information Technology spending environment and have impacted our business over the past two years, resulting in reduced demand for our products as a result of a decrease in capital spending by our customers, increased price competition for our products and higher overhead costs as a percentage of revenues. These trends may continued. Continued decreased demand for our products would result in decreased revenues, which could harm our operating results and cause the price of our common stock to fall.

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

Our future success is dependent on our ability to expand sales through indirect sellers

        Our distribution strategy is to pursue sales through multiple distribution channels with an emphasis on indirect sales. Our inability to recruit and retain resellers who can successfully penetrate their respective market segments could adversely affect our business. We have historically sold our products through direct sales, indirect sales, including distributors, value added resellers, system integrators and OEMs. We cannot assure you that we will be able to attract and retain resellers that will be able to sell our products effectively. In addition, our agreements typically do not restrict resellers from distributing competing products.

We have previously accepted, and may accept in the future, equity interests in lieu of cash payments for sales made and we cannot ensure you that their value will not decline

        Since our inception, we have accepted equity interests in lieu of cash for approximately $3.2 million of revenues generated from licenses of our technology. In the future we may continue to accept equity interests or enter into strategic alliances with certain customers. While we consider carefully the value of equity interests that we accept, we cannot ensure that the value of those that we retain will not decrease in the future. If the value of these equity interests were to decrease our operating results would be adversely affected through a decrease in our net asset value.

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

If we are unable to hire and retain qualified personnel, we will not have sufficient resources to compete and grow our revenues, which could significantly interrupt our business operations

        We believe that hiring and retaining qualified individuals at all levels is essential to our success, and we cannot assure you that we will be successful in attracting and retaining the necessary personnel. In addition, we are highly dependent on our direct sales force for sales of our products as we have limited distribution channels. Continuity of technical personnel is an important factor in the successful completion of development projects, and any turnover of our research and development personnel could harm our development and marketing efforts.

        Our future success also depends on our continuing ability to identify, hire, train and retain other highly qualified sales, technical and managerial personnel. Competition for this type of personnel is intense, and we cannot assure you that we will be able to attract, assimilate or retain other highly qualified technical and managerial personnel in the future. The inability to attract, hire or retain the necessary sales, technical and managerial personnel could harm our business. If we lose key personnel, or are unable to attract additional qualified personnel, our ability to conduct and grow our business will be impaired.

If we are unable to effectively manage our growth, our business may suffer

        Our expansion will place significant demands on our management, engineering, support, operations, legal, accounting, sales and marketing personnel and other resources. If we are unable to manage our growth effectively, our business and financial results will suffer. We have, since our commencement of trading in July 1996, experienced growth that has placed, and continues to place, a significant strain upon our management, systems and resources. We rapidly and significantly expanded our operations from 1996 through 2000, and anticipate that further significant expansion will be required to address potential growth in our customer base and market opportunities. We have grown from 62 employees as of December 31, 1998, to approximately 180 employees as of December 31, 2000, and to approximately 200 employees as of December 31, 2002. Our current expansion plans call for additional staff in the U.K., the U.S., Asia and Latin America. We have and are planning to continue to expand our business geographically. We cannot assure you that our personnel, systems, procedures or controls will be adequate to support the anticipated growth in our operations.

We will face additional operational and financial risks as we continue to expand our international operations, any one of which could harm our international market share and revenues

        Historically, our foreign operations and export sales account for a significant portion of our annual revenues. As we expand our international operations, we will face a number of additional challenges associated with the conduct of business overseas. If we fail to effectively meet these challenges our international market share and revenue could be reduced. For example:

  •
  we may have difficulty managing and administering a globally-dispersed business;

  •
  fluctuations in exchange rates may negatively affect our operating results, particularly on a comparative basis;

  •
  we may encounter greater difficulty in collecting accounts receivable resulting in longer collection periods;

  •
  we may not be able to repatriate the earnings of our foreign operations;

  •
  we will have to comply with a wider variety of foreign laws and regulatory environments with which we are not familiar;

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

        In particular, the management of our sales personnel across offices in multiple countries has presented logistical and management difficulties. This geographic dispersion has also at times resulted in inconsistent pricing and sales messages. Further, we have and expect to continue to experience significant reductions in business activities in Europe in the summer months. Overlapping tax structures have also affected our operating results as operating losses in some jurisdictions often cannot be offset against passive profits in the U.K., the result of which is a tax liability in a period without operating profits. We expect that we will continue to experience these challenges and may experience the risks discussed above.

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

        In addition, our consolidated financial statements are prepared in pounds sterling and translated into U.S. dollars for U.S. reporting purposes. As a result, even when foreign currency expenses substantially offset revenues in the same currency, our net income may be diminished, or our net loss increased, when reported in U.S. dollars in our financial statements. In particular, if a significant percentage of our cash balances are held by our U.K. parent company in U.S. dollars, as they have been at times in the past, movements in the value of the U.S. dollar against the pound sterling impact our operating results due to the translation of these U.S. dollar cash balances into pounds sterling in connection with the preparation of our consolidated financial statements and the translation back into U.S. dollars for U.S. reporting purposes. For example, gain on foreign exchange was $0.1 million in 2002, a decrease of $5.0 million or 98.0% from $5.1 million in 2001. This decrease was primarily due to conversion of substantially all of our dollar denominated cash deposits into sterling in May 2001, to ameliorate this effect, and the relative weakening of the U.S. dollar versus other currencies.

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

        Our operating results for a quarter could be materially and adversely affected if one or more large orders are either not received or are delayed or deferred by customers. A significant portion of our revenues in recent quarters has been derived from these relatively large sales to a limited number of customers, and we currently anticipate that future quarters will continue to reflect this trend. Sales cycles for these customers can be up to nine months or longer. In addition, customer order deferrals in anticipation of new products may cause our operating results to fluctuate. Like many software companies, we have generally recognized a substantial portion of our revenues in the last month of each quarter, with these revenues concentrated in the last weeks of the quarter. Accordingly, the cancellation or deferral of even a small number of purchases of our products could harm our business in any particular quarter. In addition, to the extent that the significant sales occur earlier than expected, operating results for subsequent quarters may fail to keep pace or even decline.

We grant customers lengthy credit terms, which exposes us to the risk of uncollected accounts as our business grows

        We grant lengthy credit terms to selected customers, and an increase in bad debts could materially adversely impact our operating results. For example, provision for doubtful accounts was $2.0 million in 2002, an increase of $1.0 million or 100.0% from $1.0 million in 2001. Provision for doubtful accounts represented 3.9% of revenues in 2002, as compared to 1.9% in 2001. This increase as a percentage of revenues was primarily due to the insolvency of two customers during the year. Our standard terms range from 30 to 90 days, but have extended as far as one year. We also operate in an industry where some of our customers, including indirect resellers and OEMs, are relatively undercapitalized. Resellers' ability to pay us may be dependent on their ability to collect funds from their customers. We cannot assure you that the allowances we make for bad debts will be sufficient.

Our products may have errors or defects, which could negatively affect our revenues and the market acceptance of our products and increase our costs

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

Any acquisitions we make could result in dilution, unfavorable accounting charges and difficulties in successfully managing our business

        We continually evaluate strategic acquisitions of other businesses, although we currently have no active commitments or agreements with respect to any material acquisition. In May 2000, we acquired a majority interest in SoftSound Limited, a leading speech recognition company, and in October 2000 acquired all outstanding equity in Autonomy Nordic AS, one of our value added resellers. As a result of these, and any other acquisitions, we may be subject to a number of risks, including the following:

  •
  difficulty in integrating the acquired operations and retaining acquired personnel;

  •
  our relationship with current and new employees and clients could be impaired;

  •
  the acquisition may result in litigation from terminated employees or third parties who believe a claim against us would be valuable to pursue;

  •
  limitations on our ability to retain acquired distribution channels and customers;

  •
  limitations on our ability to successfully incorporate acquired technology and rights into our product offerings and maintain uniform standards, controls, procedures and policies;

  •
  potential difficulties in completing projects associated with purchased in-process research and development;

  •
  risks of entering markets in which we have no or limited direct prior experience and where competitors in these markets have stronger market positions;

  •
  diversion of management's attention and disruption of our ongoing business;

  •
  we may find that the acquired company or assets do not further our business strategy or that we paid more than what the company or assets are worth;

  •
  we may have product liability associated with the sale of the acquired company's products;

  •
  the assumption of known and potentially unknown liabilities of the acquired company;

  •
  our due diligence process may fail to identify significant issues with product quality, product architecture, accounting and legal contingencies, among other matters; and

  •
  insufficient revenues to offset increased expenses associated with acquisitions.

        We may not successfully overcome problems encountered in connection with potential acquisitions. In addition, acquisitions may also cause us to:

  •
  issue ordinary shares that would dilute our current shareholders' percentage ownership;

  •
  record goodwill and non-amortizable intangible assets that will be subject to impairment testing and potential periodic impairment charges;

  •
  incur amortization expenses related to certain intangible assets; or

  •
  incur large and immediate write-offs

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

Risks Related to Our Markets

The markets for our products have only recently begun to develop which makes it difficult to predict future growth rates

        The market for our software is relatively new and is rapidly evolving. An increasing number of competitors are introducing or developing products and services for the handling of unstructured information in different environments. Therefore, demand and market acceptance for recently introduced products and services are subject to a high level of uncertainty. The segments of the software industry in which we operate are young and have few proven products. While we believe that our software products offer advantages over existing alternative products, we cannot assure you that present or future competitors will not develop competitive software. Our products are highly complex and we cannot assure you that they will become widely adopted.

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

        Although we believe that our products and technologies compete favorably with competitive products, we cannot assure you that we will be able to compete successfully against our current or future competitors or that competition will not harm our business.

Our licenses of technology to OEM customers may lead to competition from those OEM customers in our end-user product markets

        As part of our sales strategy, we license our technology to OEM customers for incorporation into their products. As a result, we expect our OEM customers to offer products that will be directly competitive with our end-user products. This competition could result in price reductions, reduced gross margins and loss of market share for our end-user products in the short to medium term. This competition could directly adversely impact our end-user product revenues, or otherwise materially adversely effect our business, operating results or financial condition. While our business plan contemplates that this potentially negative impact will be offset by increased OEM sales over time, we cannot assure you that this will occur or that any benefits obtained through our OEM licensing strategy will outweigh the negative impact associated with increased competition for our end-user products.

Downturns in the software market may decrease our revenue and margins

        The market for our products depends on economic conditions affecting the broader software market. Downturns in the economy may cause businesses and governments to delay or cancel specific projects, reduce their overall information technology budgets or reduce or cancel orders for our products. In this environment, customers may experience financial difficulty, and as a result fail to or defer the budget for the purchase of our products or cease operations altogether. This, in turn, may lead to longer sales cycles, delays in payment and collection, and price pressures, causing us to realize lower revenues and margins. In particular, capital spending in the information technology sector generally has decreased in the past two year, and many of our customers and potential customers have experienced declines in their revenues and operations. If capital spending in our markets declines, it may be necessary for us to gain significant market share from our competitors in order to achieve our financial goals and achieve and maintain profitability.

Risks Related to the Financial Markets

The prices of our ordinary shares and ADSs are likely to be highly volatile

        The prices at which our ordinary shares and ADSs trade are highly volatile and may continue to fluctuate substantially. In addition, stock markets in recent periods and from time to time experienced significant price and volume fluctuations that have affected the market prices for the securities of technology companies, and which may be unrelated to our operating performance or prospects. Furthermore, our operating results and prospects from time to time may be below the expectations of market analysts and investors. Moreover, if our ordinary shares or ADSs are added to or deleted from existing third party share indices, such as the FTSE 350 Index, our share price could be positively or negatively affected. Any of these events could result in a material decline in the prices of our ordinary shares and ADSs.

We are at risk of future securities class action litigation due to our past and expected stock price volatility

        In the past, securities class action litigation has often been brought against companies following a decline in the market price of their securities. Because we expect the prices of our ordinary shares and ADSs to continue to fluctuate significantly, we may be the target of litigation in the future. Securities litigation could result in substantial costs and divert management's attention and resources, and could seriously harm our business.

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

Your rights as a shareholder will be governed by English law and differ from the rights of shareholders under U.S. law

        Autonomy Corporation plc is a public limited company incorporated under the laws of England and Wales. Therefore, the rights of holders of ordinary shares and many of the rights of ADS holders are governed by English law and by our Memorandum and Articles of Association. These rights differ from the typical rights of shareholders in U.S. corporations. In particular, a majority of our directors and executive officers and some of the experts named in this prospectus are residents of countries other than the United States. Furthermore, all or a substantial portion of their assets and our assets are located outside the United States. As a result, it may not be possible for you to:

  •
  effect service of process within the United States upon a majority of our directors and executive officers or on us;

  •
  enforce in United States courts or outside the United States judgments obtained against a majority of our directors and executive officers or us in the United States courts in any action, including actions under the civil liability provisions of United States securities laws; or

  •
  enforce in United States courts judgments obtained against a majority of our directors and executive officers or us in courts in jurisdictions outside the United States in any action, including actions under the civil liability provisions of United States securities laws.

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

Item 4.    Information on the Company

Overview

        We are a leading provider of infrastructure technology for automating the management, processing and delivery of unstructured information from and to sources across the Internet, the extended enterprise and other digital domains such as third generation mobile phones. Unstructured information is electronic content, such as Web pages, e-mails, word processing documents, speech and video, that has not been organized in a relational manner. Our proprietary Dynamic Reasoning Engine, or DRE, applies sophisticated pattern-recognition algorithms to information, analyzing the information and then automatically performing operations on this information. This provides an infrastructure platform upon which our own products operate, and serves as the infrastructure for a variety of applications developed by third party OEMs.

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

        Most existing approaches to managing unstructured information do not ensure that the right information is delivered to the right person at the right time in a cost-effective and efficient manner. Most approaches are largely manual and, therefore, are neither effective nor scalable while providing for the timely and accurate delivery of information. These manual processes are either in the back-end processing and organization of information, or on the part of users trying to find the information through basic search techniques. Most current back-end solutions are largely based on attempting to structure unstructured data through the labor and time intensive processes of reading and subsequently tagging and categorizing information, using methods such as extensible Markup Language, or XML, the universal form for structured documents and data on the Internet. These approaches are difficult to scale efficiently as an increase in information often requires a corresponding increase in resources. These methods often produce inconsistent results due to the differing approaches and levels of expertise of the individuals involved in the tagging and categorizing process. While current applications such as knowledge management systems based on keyword methods may provide a measure of automation, generally they involve a manual process of updating rules, relationships and filters to deliver an effective solution. Even where this is done, these approaches often deliver inaccurate results, require active user participation and are effective only for a limited set of predefined subjects. In addition, none of the current approaches have the ability to adapt to a user's evolving interests completely automatically.

        We believe that an effective comprehensive solution to the management and timely delivery of unstructured information requires technologies that can automatically:

  •
  handle all forms of unstructured information regardless of their format or location;

  •
  categorize and tag content;

  •
  hyperlink to relevant information;

  •
  deliver personalized content;

  •
  alert users of new relevant information; and

  •
  profile users and information for more accurate future information delivery and potential collaboration between users.

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

Strategy and History

        Our objective is for our technology to become established as a universal independent data operating layer, automatically performing operations across all forms of unstructured applications, delivered to the end-user regardless of software application. We plan to achieve this by continuing to embed our DRE platform in a wide range of OEM products as well as our own products. We expect to take advantage of our technological leadership, strategic relationships, broad-based direct and indirect sales and marketing efforts and scalable business model to establish our products and technology as essential elements of information management.

Products

        To achieve our objective of establishing our technology as a universal independent data operating layer, we have developed end-user application products targeted at broad end-user markets. In addition, we have established, and seek to extend, relationships with third party OEMs that embed our technology in a wide variety of applications. By incorporating our technology into a wide range of products offered by us and by OEMs, we believe that we can establish the Autonomy platform as the standard solution for the management and automatic delivery of unstructured information.

        We address the needs of our end-user customers through products which include our Intelligent Data Operating Layer, or IDOL, the core of all of our other products, as well as additional functionality designed for the needs of users in specific markets. We license our Autonomy Application Builder to OEMs and end users to create products that accomplish a variety of tasks built on IDOL, such as automated customer relationship management, e-mail routing, document management, marketing and sales automation and business intelligence.

        Through a dedicated team, we are modifying our products to address the limitations of wireless information delivery. Current problems include small screens and limited memory in handheld devices such as mobile phones, pagers and personal digital assistants. Many of our products, including Portal-in-a-Box and Autonomy Update, are now available with WAP, I-Mode, Palm and 3G compliant interface modules.

        Our products targeted at end-users, all built on our Intelligent Data Operating Layer, include the following:

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

Hyperlinking:	Automatically generates dynamic hypertext links to content
Summarization:	Automatically generates conceptual and contextual summary
Retrieval:	Allows users to find what they need quickly, using full natural language, conceptual or keyword search, and "More Like This" feature
User Profiling:	Automatically builds user profiles based on their browsing and content consumption, eliminating production costs while enhancing the user experience without forms, questionnaires or privacy concerns
Recommendation:	Automatic content recommendations based on users' profiles
Agents:	Monitors a customer-configurable list of Internet and Intranet sites, as well as newsfeeds, chat streams and internal repositories
Alerting:	Automatic alerting to new content based on user's interests via email
Community:	Automatically creates virtual communities by matching users' interest profiles, allowing users with similar interests to find each other
Categorization:	Automatically categorizes documents

        Autonomy Application Builder.    Autonomy Application Builder, built on the core functionality toolkit provided by IDOL, consists of multiple modules, each of which can be purchased individually, to allow developers easy customization. Modules include functionality available in Portal-in-a-Box, as well as specific modules designed for easy integration, including:

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

        Voice Suite adds to Autonomy's IDOL infrastructure the ability to handle multimedia content, such as video new archives, broadcast content, audio archives and voicemails. Autonomy's Voice Suite works alongside other Autonomy products, treating multimedia content in the same manner as textual information.

        New products released during the year ended December 31, 2002, include:

        Autonomy's Collaboration and Expertise Networks enables organizations of any size and complexity to automatically discover, visualize and effectively manage a cohesive community, by forming a contextual understanding of people's interests, behaviour and on-going interaction with any type of information, regardless of format, location or device.

        Autonomy's Legacy Compatibility Module provides a fast track from manually intensive legacy keyword systems to a fully automated Autonomy infrastructure, displacing existing legacy systems, while maintaining existing system workflow.

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

End-User Customers

        We have developed end-user applications for selected markets where we believe the demand for our technology is most immediate and where we believe we are best suited to create and offer the application to the market. Our products are horizontal applicable, and have been implemented globally in almost every type of industry to address a wide range of automation requirements. As of December 31, 2002, we have sold our products to over 575 customers across multiple vertical markets, including:

Consulting	E-Commerce	Financial	Government/Investigative
Butler Group Cap Gemini E&Y Cluster Consulting Pink Rokkade KPMG	Safeway Tesco Torget Telia Yatack	Bank of Montreal Deutsche Bank Dresdner Kleinwort HSBC Investment Lloyds TSB Nationwide RoyalSunAlliance Zurich Financial	US DIA DTI NASA Securicor UK Police Forces US Army US Dept. Of Defense US Dept. of Homeland Security
Corporate	Legal
BP Ingersoll-rand Nestlé Philips	Addleshaw Booth Butterworths Freshfields U.K. Law Society
Manufacturing	Media	Pharmaceutical	Technology
BAE Systems Daimler Chrysler Ford Motor Company Fujitsu General Motors Halliburton Philip Morris Skanska Volkswagen	BBC BostonHerald BskyB Internet.com Knightridder LineOne McGraw Hill Reed Elsevier Reuters SF Gate	Astra Zeneca GlaxoSmithkline LocusMedicus Merck Novartis Pfizer	BEA Compaq EMC Corporation HP IBM Intel Oracle Seagate Sun Sybase Unisys Vignette

Sales, Marketing and Strategic Relationships

        We sell our products through our value added resellers, OEMs, our direct sales force and other distributors. As of December 31, 2002, we employed approximately 95 people in our sales and marketing departments. Approximately 40% of our sales and marketing force is located in the United States, with the remainder in the U.K., Europe and the rest of the world. A portion of the sales force is dedicated to developing OEM relationships, and all of the sales force is tasked with developing indirect selling arrangements.

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

  •
  unstructured information management applications using keyword-based technologies, such as FAST, Verity and AltaVista;

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

        We have registered our two logos, "Autonomy and circle of dots" and "A in a circle of dots" and our core marks "Autonomy", "DRE", "Dynamic Reasoning Engine" and "Portal-in-a-Box" in the majority of countries in which we operate, including the U.S., the U.K., Canada, Japan and via a Community application for the European Union. We have also applied to protect additional marks with a U.S., U.K. and Community application, including the following: "ACI", "Autonomy XML Engine", "AXE", "ActiveKnowlegde", "Autonomy Answer", "Autonomy Application Builder", "Autonomy Commerce Application Builder", "Autonomy Content Infrastructure", "Autonomy Server", "Autonomy Update", "Autonomy Voice Suite", "VeryLite", "i-wap", "Clusteriser", "IDOL" and "Omnifetch". We have also registered or applied for protection for some of these marks and logos in other countries, such as South Africa, Australia, Hong Kong, Switzerland, Norway and Singapore. We are aware of one other party using the name "Autonomy" as part of an Internet address in connection with its computer software business and that another third party is using "Kenjin" as part of a domain name in association with a business unrelated to our business. We do not believe that these unrelated entities compete with us because they operate in different business markets.

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

        We maintain ongoing research and development efforts at our Cambridge, England facility, with additional product definition and development conducted in San Francisco, California. Our research and development expenditures for 2002, 2001 and 2000 were approximately $9.2 million, $8.3 million and $6.5 million, respectively. We expect that our research and development expenditures will grow on an absolute basis in the future. See "Item 5: Operating and Financial Review and Prospects."

Facilities

        Our headquarters are located at Cambridge Business Park, Cowley Road, Cambridge CB4 0WZ, United Kingdom, where we lease an approximately 42,000 square foot building, for rent of approximately £934,000 (approximately $1.4 million) per annum. The term of the lease commenced on February 28, 2001 and expires on February 27, 2015, with rent reviews on the fifth and tenth anniversaries of the completion of the building. We sublease approximately two-thirds of the building to other tenants. We sublease a portion of this space to Cambridge Neurodynamics Limited and Ant Limited. Our main U.S. office is located at 301 Howard Street, San Francisco, California 94105, where we lease approximately 9,500 square feet of office space. The initial term of this lease commenced on April 17, 1999 and expires on April 17, 2004. We lease approximately 3,500 square feet of office space in Reston, Virginia, under a lease which commenced on November 1, 2000, and expires on October 31, 2007. We lease small amounts of office space in Oslo, Norway, and Stockholm, Sweden, under leases which commenced on March 8, 1999, and April 2, 2000, respectively, and expire on March 7, 2004, and September 30, 2003, respectively. We also use serviced office facilities and home offices throughout North America, Europe and Asia. We believe that, if needed, alternative locations for each of these facilities can be secured on acceptable terms and within a reasonable time.

General

        We were incorporated under the laws of England and Wales on March 21, 1996, and are registered as a public company limited by shares under the name Autonomy Corporation plc. Our principal place of business and registered office is located at Cambridge Business Park, Cowley Road, Cambridge CB4 0WZ, United Kingdom, and our phone number at that address is +44 (0)1223 448 000.

        Autonomy Corporation plc is the ultimate holding company of the Autonomy group. Autonomy's significant subsidiaries include Autonomy Systems Limited, a limited company organized and existing under the laws of England and Wales, and Autonomy, Inc., a New Jersey corporation. Both of these subsidiaries are wholly-owned.

Item 5.    Operating and Financial Review and Prospects

        The following discussion of our financial condition and results of operations includes certain financial information extracted without adjustment from our consolidated financial statements prepared in accordance with U.S. GAAP. This financial information is a summary and you should read the entire Annual Report on Form 20-F carefully. This discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results and the timing of certain events could differ materially from those anticipated in those forward-looking statements as a result of risk factors, including those set forth under "Risk Factors" and elsewhere in this Annual Report.

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

Revenues

        Substantially all of our revenues currently are derived from:

  •
  licenses of our technology, through direct and indirect sales, including licenses to OEM customers; and

  •
  provision of support and maintenance under licenses and to OEM customers.

        Our primary source of revenue is derived from licensing our core technology through direct and indirect sales of our own products, and through indirect licenses to our OEM customers. In the year ended December 31, 2002, our average sales price was approximately $380,000 per license.

        We expect that in the future, our licensing revenues will continue to include increased royalty payments from unit sales of OEM products that incorporate our proprietary technology. For the year ended December 31, 2002, we received approximately $5.1 million in royalty revenues from existing OEM contracts in addition to prepaid royalties received in connection with the execution of new OEM agreements. Prepaid royalties are recognized as revenue in accordance with our policy described below. OEM agreements generally have three to five year terms.

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

        At times we have accepted, and expect to continue to accept, equity interests in private companies as partial consideration for a portion of license revenues, including in lieu of approximately $0.8 million of license revenues for the year ended December 31, 2002. We have also in the past entered into cooperative marketing and promotional arrangements with customers. Cooperative marketing and promotional commitments are valued based on published market rates for these services.

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

  •
  delivery has occurred;

  •
  our fee is fixed or determinable; and

  •
  collectability is probable.

        If an acceptance period is required, revenues are recognized upon the earlier of customer acceptance or the expiration of the acceptance period. If significant post-delivery obligations exist or if a product is subject to customer acceptance, revenues are deferred until no significant obligations remain or acceptance has occurred. We have granted customers lengthy credit terms, although not in excess of one year. Revenues from services have, to date, consisted primarily of customer support revenues and, to a lesser extent, training revenues. We also enter into reseller arrangements that typically provide for sub-license fees payable based on contractually established revenue royalty rates. Royalties are recognized as reported by the reseller in re-licensing our products to end-users. Advance royalties are recognized upon the initial sale if all products subject to sub-licensing are shipped in the current period, no rights of return policy exists, collection is probable and the fee is fixed or determinable. If these conditions are not met, we do not recognize advance royalties until reported by the reseller in re-licensing our products to end-users. We consider the need to make allowance for returns; however, to date we have not considered any such provision to be necessary.

        Customer support and maintenance agreements are generally entered into in connection with licenses of our technology. Fees are established as a percentage of the software license price, typically 15% to 18% per year for first-line support and maintenance, and are generally paid annually. Support and maintenance is provided through a weekday working hours "helpline", staffed by our regular technical staff and dedicated support employees. We also offer extended hours support for an additional charge. We also provide additional assistance in connection with initial installation. Renewal of support and maintenance agreements is at the option of the licensee. We recognize revenue related to customer support and maintenance fees ratably over the life of the agreement.

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

        The following table illustrates our revenues by customer location for 2002, 2001 and 2000 (in thousands):

	Year Ended December 31,
	2002	2001	2000
United Kingdom	$7,557	$12,665	$18,200
United States	26,184	24,362	30,240
Rest of Europe	16,181	14,243	14,407
Rest of the world	1,039	1,324	2,575

Total	$50,961	$52,594	$65,422

Cost of Revenues

        Our cost of revenues primarily consists of shipping, software documentation, third-party labor, third-party license fees and other costs associated with the delivery of software products from which license revenue is derived and the cost of providing after-sale support and maintenance services to customers. Our internal labor costs of providing after-sales support and maintenance are recorded as research and development costs. Cost of revenues decreased in absolute terms and as a percentage of revenues in each of the years ended December 31, 2002, 2001 and 2000, primarily due to decreased costs relating to our core technology.

Operating Expenses

        General and administrative expenses consist primarily of salaries and related personnel expenses for executive, accounting and administrative personnel, professional fees and other general corporate expenses. As we add personnel and incur additional costs related to the growth of our business, we expect that general and administrative expenses will also increase.

        Sales and marketing expenses consist primarily of costs of marketing programs, including advertising, trade show, public relations and promotional expenses, and salaries, commissions and related personnel expenses for our direct sales force and marketing staff. We expect that sales and marketing expenses will increase over the next 12 months as we hire additional sales and marketing personnel, increase spending on advertising and marketing programs and establish additional international locations.

        Provision for doubtful accounts is made for accounts receivable where ultimate collection becomes less than probable after the date the sale is made. Where collectability of sales revenue is not considered probable at the time a sale is made, revenue is recognized when the cash is collected.

        Amortization of share-based compensation results from the granting of stock options to employees and consultants with exercise prices per share determined for financial purposes to be below the deemed fair value per share of our ordinary shares on the dates of grant. Share-based compensation is amortized to expense in accordance with APB Opinion No. 25 over the vesting period of the individual options, generally four years. We recorded share-based compensation (credit) expense of $Nil, $(0.1) million and $0.1 million in the years ended December 31, 2002, 2001 and 2000, respectively.

        Research and development expenses consist primarily of salaries and related personnel expenses, consultant fees and expenses related to the design, development, testing and enhancement of our family of products. These include expenses for technical support we provide to customers in connection with the implementation of our products.

        Historically, the impact of changes in foreign exchange rates has had a significant effect on our reported results. Our results are reported in pounds sterling for U.K. reporting purposes and in U.S. dollars for U.S. reporting purposes. The major component of foreign exchange gains and losses reported through our income statement has been the result of translating our U.S. dollar-denominated cash balances that are held by our U.K. parent company into pounds sterling.

Net profit

        Although we have achieved net profitability for the last three years, ended December 31, 2002, 2001 and 2000, we expect to continue to incur significant product development, sales and marketing and administrative expenses. As a result, we will need to generate significant quarterly revenues to sustain and increase profitability on a quarterly basis and to achieve and maintain profitability on an annual basis.

Results of Operations

        The information set out in the following table is derived from our consolidated financial statements and notes thereto, which are included elsewhere in this document. You should read the whole of this document and not just rely on key or summarized information.

	Year Ended December 31,
	2002	2001	2000
Revenues	100%	100%	100%
Cost of revenues	(2)	(4)	(6)

Gross profit	98	96	94

Operating expenses:
General and administrative	(13)	(14)	(12)
Sales and marketing	(57)	(60)	(52)
Provision for doubtful accounts	(3)	(2)	(2)
Research and development	(18)	(16)	(10)
Gain (loss) on foreign exchange	—	10	5

Total operating expenses	(91)	(82)	(71)

Profit from operations	7	14	23
Other income (expense):	—
Interest income	10	12	8
Impairment of equity investments	(4)	(1)	—

Total other income (expense)	6	11	8

Profit before benefit (provision) for income taxes and share of loss of associated company and minority interest	13	25	31
Benefit (provision) for income taxes	—	(7)	(9)
Share of loss of associated company and minority interest	(1)	—	—

Net profit (loss)	12%	18%	22%

Years ended December 31, 2002 and 2001

        Revenues.    Revenues were $51.0 million in 2002, a decrease of approximately $1.6 million or 3.0% from $52.6 million in 2001. This decrease was primarily the result of a continued general worldwide slowdown in the macro-economic environment which affected IT spending patterns including, in particular, the lengthening of purchasing cycles. We are unable to forecast changes in the economic environment that may have an impact on our future business.

        Cost of revenues.    Cost of revenues was $0.9 million in 2002, a decrease of approximately $1.0 million or 52.6% from $1.9 million in 2001. This decrease was primarily due to lower hardware expenditures, third party licenses and appointing third parties for training, implementation and other services. We expect cost of revenues to remain stable or slightly increase in the foreseeable future, dependent on unknown customer needs relating to specific emerging technology platforms.

        Gross profit.    Gross profit was $50.0 million in 2002, a decrease of $0.7 million or 1.4% from $50.7 million in 2001. Gross profit margin was 98% in 2002, an increase of approximately 2.0% from 96% in 2001.

  Operating Expenses

        General and administrative.    General and administrative expenses, which principally comprise staff and office costs, were $6.5 million in 2002, a decrease of $1.1 million or 14.5% from $7.6 million in 2001. This decreases was primarily due to lower staff and office costs, and lower costs of third-party suppliers. We believe that general and administrative costs will remain relatively flat in absolute dollar terms in the foreseeable future.

        Sales and marketing.    Sales and marketing expenses were $29.2 million in 2002, a decrease of $2.5 million or 7.9% from $31.7 million in 2001. The decrease was due to a number of factors, including a decrease in advertising, promotion, marketing and public relations rates, and a decrease in sales commissions as a result of reduced revenues. We anticipate, however, that we will continue to make significant investments in sales and marketing expenditures, and that our quarterly sales and marketing expenses will increase in absolute dollars together with a general increase in advertising, promotion, marketing and public relations rates.

        Provision for doubtful accounts.    Provision for doubtful accounts was $2.0 million in 2002, an increase of $1.0 million or 100.0% from $1.0 million in 2002. Provision for doubtful accounts represented 3.9% of revenues in 2002, as compared to 1.9% in 2001. This increase as a percentage of revenues was primarily due to the insolvency of two customers during the year.

        Share-based compensation.    Amortization of share-based compensation was $Nil in 2002, compared to a credit of $0.2 million in 2001. Amortization of share-based compensation is included in the operating expense to which it relates.

        Research and development.    Research and development expenses were $9.2 million in 2002, an increase of $0.9 million or 10.8% from $8.3 million in 2001. The increase in research and development expenses was due to an increase in technical personnel and the development and implementation of new products, including the Autonomy's Collaboration and Expertise Networks, Legacy Compatibility Modules and the new development of PODs. We believe that research and development expenses will continue to increase in absolute dollars in the future primarily due to the introduction of new products and other anticipated product development efforts.

        Gain on foreign exchange.    Gain on foreign exchange was $0.1 million in 2002, a decrease of $5.0 million or 98.0% from $5.1 million in 2001. This decrease was primarily due to conversion of substantially of our dollar denominated cash deposits into sterling in May 2001, and the relative weakening of the U.S. dollar versus other currencies. We converted substantially all of our dollar denominated cash deposits into sterling in May 2001.

        Other income (expense).    Other income (expense) in 2002 consisted of interest income and write-downs against certain investments. Other income (expense) was $3.2 million in 2002, a decrease of $3.0 million or 47.5% from $6.2 million in 2001. Interest income was $5.1 million in 2002, a decrease of $1.3 million or 20.3% from $6.4 million in 2001. The decrease was primarily due to the decreases in interest rates and lower average cash balances as a result of our share repurchase program. Following a deterioration of the financial status of certain fixed asset investments, we have written down the value of these investments in 2002 by $1.9 million, compared to $0.3 million in 2001.

        Profit before benefit (provision) for income taxes and share of loss of associated company and minority interest.    As a result of the above factors, we reported a profit before taxes and share of loss of associated company and minority interest of $6.5 million and net profit of $6.1 million in 2002, as compared to a profit before taxes and share of loss of associated company and minority interest of $13.3 million and net profit of $9.4 million in 2001. This decease is primarily attributable to a decrease of gain on foreign exchange of $5.0 million or 98.0% from 2001 to 2002.

        Income taxes.    We provided for a benefit from income taxes of $0.2 million in 2002 compared to a provision of $3.9 million in 2001. Our effective group tax rate fell from 29% in 2001 to a benefit of 4% in 2002. A valuation allowance was recorded against net deferred tax assets to reduce the amount of such assets to that which is more likely than not to be realized.

        Share of loss of associated company and minority interest.    Share of loss of associated company and minority interest in 2002 and 2001 primarily consisted of the retained losses of Dremedia Limited and SoftSound Limited. Share of loss of associated company and minority interest was $0.6 million in 2002, an increase of $0.5 million, from $0.1 million in 2001. The increase in share of losses was primarily due to the inclusion of 12 months of operations of Dremedia in 2002 compared to six months in 2001, and increased investment by SoftSound.

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

        Gain on foreign exchange.    Gain on foreign exchange was $5.1 million in 2001, an increase of $1.8 million or 54.6% from $3.3 million in 2000. This increase was primarily due to increased U.S. dollar-denominated deposits as a result of our May 2000 public offering, and the subsequent appreciation of the U.S. dollar against the pound sterling, which affected the value of our U.S. dollar-denominated cash balances. We converted substantially all of our dollar denominated cash deposits into sterling in May 2001.

        Other income (expense).    Other income (expense) in 2001 consisted of interest income (net) and write-downs against certain investments. Other income (expense) was $6.1 million in 2001, an increase of $0.7 million or 13.0% from $5.4 million in 2000. Interest income (net) was $6.4 million in 2001, an increase of $0.8 million or 14.3% from $5.6 million in 2000. The increase was primarily due to the inclusion in 2001 of twelve months of bank interest on the proceeds of the May 2000 public offering of our ordinary shares, offset by decreases in interest rates. Following a deterioration of the financial status of certain fixed asset investments, we have written down the value of these investments in 2001 by $0.3 million, compared to $0.2 million in 2000.

        Profit before benefit (provision) for income taxes and share of loss of associated company and minority interest.    As a result of the above factors, we reported a profit before benefit (provision) for income taxes and share of loss of associated company and minority interest of $13.3 million and net profit of $9.4 million in 2001, as compared to a profit before benefit (provision) for income taxes and share of loss of associated company and minority interest of $20.8 million and net profit of $14.5 million in 2000.

        Income Taxes.    We provided for income taxes of $3.9 million in 2001 and $6.1 million in 2000. Our effective group tax rate fell slightly from 30% in 2000 to 29% in 2001. A valuation allowance was recorded against net deferred tax assets to reduce the amount of such assets to that which is more likely than not to be realized.

        Share of loss of associated company and minority interest.    Share of loss of associated company and minority interest in 2001 primarily consisted of the retained losses of Dremedia Limited and SoftSound Limited, and in 2000 primarily consisted of the minority interest in SoftSound. Share of loss of associated company and minority interest was $0.1 million in 2001 and 2000.

Liquidity and Capital Resources

        Cash and cash equivalents totaled $147.5 million at December 31, 2002, compared to a balance of $143.6 million at December 31, 2001.

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

        Net cash provided by operating activities was $3.3 million, $6.4 million and $13.0 million for the years ended December 31, 2002, 2001 and 2000, respectively. The decrease from 2001 to 2002 and from 2000 to 2001 was due to fluctuating revenues combined with comparatively stable operating expenses.

        Net cash used in investing activities was $1.4 million in 2002, a decrease of $0.8 million or 65.0% from $2.2 million in 2001. Net cash used in investing activities was $1.4 million in the year ended December 31, 2000. Cash was used during these periods to acquire office equipment and software licenses and to purchase investments. We currently do not have significant capital spending or short-term purchase commitments, but expect to continue to engage in capital spending in the ordinary course of business.

        Net cash used in financing activities was $12.1 million in 2002, compared to net cash provided by financing activities of $0.7 million in 2001. Net cash provided by financing activities in the year ended December 31, 2000 was $103.7 million. Net cash used in financing activities in 2002 was primarily due to the commencement of a share repurchase program during 2002. During 2002, we purchased for cancellation 4,980,286 shares at an average price of £1.52 (approximately $2.45) per share.

        Net cash provided by financing activities in 2001 was primarily due to the exercise of options to purchase ordinary shares. Net cash provided by financing activities in 2000 primarily represented the proceeds of our initial public offerings on the Nasdaq National Market.

        We expect to experience growth in our working capital needs for the foreseeable future in order to execute our business plan. We anticipate that operating activities, as well as planned capital expenditures, will constitute a material use of our cash resources. In addition, we may utilize cash resources to fund acquisitions or investments in complementary businesses, technologies or products. We believe that our current cash and cash equivalents and cash generated from operations will be sufficient to meet our anticipated cash requirements for working capital and capital expenditures for at least the next 12 months. We do not maintain a line of credit or overdraft facility.

        We do not have any indebtedness. Our annual contractual commitment under operating leases is $2.7 million.

Trends

        During 2002, a slowdown in the macro-economic environment continued to affect worldwide IT spending patterns. This slowdown began affecting us in the United States in late 2000 and throughout Europe in the first quarter of 2001. In our observations, economic activity and sentiment did begin to improve in the U.S. and much of Europe in mid-2001, but was unexpectedly interrupted by the terrorist attacks of September 11, 2001. Economic activity and uncertainty continued throughout 2002. Nevertheless, we experienced improved revenues in the fourth quarter of 2001, leading to flat revenues and improved operating profits for the whole of 2002, without giving effect to foreign exchange gains or losses. During the period costs remained comparatively stable, although marketing costs declined primarily as a result reduced rates for advertising. Our average selling prices remained consistent with recent historical trends. Absent any change in the general economic sentiment, we would expect economic patterns to remain the same throughout 2003.

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

Recently Issued Accounting Pronouncements

        SFAS No. 146.    In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This standard requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activity. The provisions of this Statement are effective prospectively for exit or disposal activities initiated after December 31, 2002, with earlier adoption encouraged.

        The adoption of SFAS No. 146 is not expected to have a material impact on the financial position or the results of operations of the Company.

European Economic and Monetary Union

        Within Europe, the European Economic and Monetary Union introduced the euro on January 1, 1999. On January 1, 1999, the participating countries adopted the euro as their local currency, initially available for currency trading on currency exchanges and non-cash transactions such as banking, and later available in bills and coins for cash transactions.

        Our transactions are recorded in both U.S. dollars and foreign currencies, including the euro. We have not incurred and do not expect to incur significant costs from the continued implementation of the euro. However, the currency risk of the euro could harm our business.

Item 6.    Directors, Senior Management and Employees

Directors and key employees

        The following table sets forth the name, age and position of each of our directors and key employees as of December 31, 2002:

Name	Age	Position
Directors
Michael R. Lynch, Ph.D	37	Managing Director and Chief Executive Officer
Richard G. Gaunt	35	Technical Director and Chief Technology Officer
Barry M. Ariko*(1)(2)	57	Director
John P. McMonigall*(1)(2)	59	Director
Richard N. Perle*(1)	61	Director
Key Group Employees
Sushovan Hussain	38	Chief Financial Officer
Andrew M. Kanter	33	Chief Operating Officer

*
Non-executive director

(1)
Member of the Audit Committee

(2)
Member of the Remuneration Committee

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

        Barry M. Ariko has served as a non-executive director of Autonomy since January 2000. From January, 2000, until it was acquired by Peregrine Systems in May, 2001, he was Chairman, CEO and President of Extricity, Inc., a provider of software for the management of inter-company transactions and workflow. Prior to Extricity he was Senior Vice President of AOL, which had acquired Netscape Communications Corp., where he was Executive Vice President and Chief Operating Officer with primary responsibility for the enterprise software business since August, 1998. From April 1994 to August 1998, Mr. Ariko was Executive Vice President in charge of the Americas operations for Oracle Corp. Mr. Ariko also serves as a director of Incyte Genomics and Aspect Communications. Mr. Ariko holds a B.S. in Management from Golden Gate University in San Francisco and in 1992 completed the Advanced Executive Program at Northwestern University's J. L. Kellogg Graduate School of Management.

        John P. McMonigall has served as a non-executive director of Autonomy since July 1998. Since April 1990, Mr. McMonigall has been a director of Apax Partners & Co Ventures Ltd, a venture capital firm, where he is responsible for Apax' investments in private companies in telecommunications, software and related fields. From 1986 to 1990, Mr. McMonigall held a variety of positions at British Telecom where he served as a member of the Management Board. He currently serves on the boards of Dialog Semiconductor GmbH. Mr. McMonigall also serves on the boards of several privately owned companies, including Neurodynamics Limited and Nholdings Limited.

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

        Sushovan Hussain has served as our Chief Financial Officer since June 2001. Prior to joining Autonomy, Mr. Hussain worked for LASMO plc, one of the world's largest independent oil and gas exploration companies which was acquired by Eni in early 2001, where he held a number of senior international financial positions, including three years in the Corporate Development department, charged with acquisitions and divestments. Mr. Hussain received his BA in Economics from Cambridge University, England, and became a qualified Chartered Accountant while employed at Ernst & Young in London.

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

Compensation of Directors

        Compensation, excluding the issue of share options, paid to our directors (5 persons) for the year ended December 31, 2002, was as follows:

	Salary	Benefits in Kind	Bonuses	Total 2002	Total 2001
Executive Directors (in £)
Dr. Michael R. Lynch	100,000	6,118	—	106,118	106,118
Richard G. Gaunt	90,000	4,499	—	94,499	94,499
Non-executive Directors (in £)
Barry M. Ariko(1)	15,895	—	—	15,895	17,364
John P. McMonigall	10,000	—	—	10,000	10,000
Richard N. Perle	—	—	—	—	—

	215,895	10,617	—	226,512	227,981

(1)
Mr. Ariko was paid in U.S. dollars, and the equivalent of $25,000 has been translated into sterling in the above table.

        Amounts paid include salary, pension, retirement and similar benefits. Non-executive directors are reimbursed for their reasonable out-of-pocket expenses incurred in attending the meetings of our board of directors and committees thereof.

Board Practices

        Officers serve at the discretion of the board of directors. Our Memorandum and Articles of Association authorizes between two and ten directors. Our board currently consists of five directors divided into three classes, with each class serving for a term of three years. At each annual meeting of shareholders, directors are elected by the holders of our ordinary shares to succeed the directors whose terms are expiring. The members of each class of directors are determined by including first any directors who do not wish to stand for re-election and then the directors who have been in office longest since their last appointment or election. Dr. Lynch and Mr. Gaunt were re-elected as directors in July 2001, and each of their offices expires in July 2004. Mr. Perle was re-elected as a director in July 2000, and his offices expires in July 2003. Messrs. McMonigall and Ariko were re-elected as directors in June 2002, and each of their offices expires in June 2005.

Employment Agreements

        We are a party to employment agreements with each of Dr. Lynch and Mr. Gaunt.

        Dr. Lynch's agreement, dated July 9, 1998, provides for his employment as Managing Director and Chief Executive Officer, at a salary of £100,000 per annum. Mr. Gaunt's agreement, dated July 9, 1998, provides for his employment as our Technical Director and Chief Technology Officer, at a salary of £90,000. Each are also entitled to current benefits generally made available to all employees and any fees or remuneration he is entitled to as a director of Autonomy. Each of these agreements has no fixed term and can be terminated by either party on not less than six months notice. For 12 months following the termination of employment, Dr. Lynch and Mr. Gaunt are prohibited from soliciting our clients, customers and employees and from competing with us in a similar geographic area.

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

        Audit Committee.    The audit committee is primarily responsible for approving the services performed by our independent auditors and reviewing our accounting practices and systems of internal accounting controls. The committee currently consists of Messrs. Ariko, McMonigall and Perle, all of whom are independent. The ultimate responsibility for reviewing and approving our annual statutory accounts remains with our Board as required by English law.

Employees

        The following table sets out the number of our employees by function at the periods indicated:

	As of December 31,
	2002	2001	2000
Technology and research and development	77	80	69
Sales	78	81	65
Marketing	20	19	18
Administrative	24	24	27

Total Employees	199	204	179

        As of December 31, 2002, we had 199 employees, 86 of whom were located at our headquarters in Cambridge, England, 71 were located in the United States, and the remainder of which were located at our other offices.

        We have never had a work stoppage, and no employees are represented under collective bargaining agreements. We consider our relations with our employees to be good.

Options

        As of February 28, 2003, there were outstanding options to purchase a total of 1,039,019 shares that had been granted by Autonomy to our directors, executive officers and key group employees. Details of these outstanding options are set out below:

Name	Option Plan	Number	Exercise Price Per Share	Grant Date	Exercise Period
Barry M. Ariko	U.S. Option Plan	75,000	$ 15.88	January 7, 2000	January 7, 2001 to January 7, 2010
Barry M. Ariko	U.S. Option Plan	10,000	£ 2.24	September 25, 2001	September 25, 2002 to September 25, 2006
Richard N. Perle	U.S. Option Plan	75,000	$ 39.00	February 23, 2000	February 23, 2001 to February 23, 2010
Richard N. Perle	U.S. Option Plan	37,500	£ 3.01	April 12, 2001	April 12, 2002 to April 11, 2008
Richard N. Perle	U.S. Option Plan	10,000	£ 2.24	September 25, 2001	September 25, 2002 to September 25, 2008
Sushovan Hussain	U.K. Option Scheme	50,000	£ 2.93	July 30, 2001	July 30, 2002 to July 30, 2008
Sushovan Hussain	U.K. Option Scheme	10,000	£ 2.81	November 1, 2001	November 1, 2002 to November 1, 2008
Sushovan Hussain	U.K. Option Scheme	10,000	£ 4.04	March 15, 2002	March 15, 2003 to March 14, 2009
Sushovan Hussain	U.K. Option Scheme	25,000	£ 3.42	May 2, 2002	May 2, 2003 to May 1, 2009
Sushovan Hussain	U.K. Option Scheme	5,000	£ 1.21	July 11, 2002	July 11, 2003 to July 10, 2009
Sushovan Hussain	U.K. Option Scheme	100,000	£ 1.35	July 19, 2002	July 19, 2003 to July 18, 2009
Sushovan Hussain	U.K. Option Scheme	70,000	£ 1.31	February 6, 2003	February 6, 2004 to February 5, 2010
Andrew M. Kanter	U.K. Option Scheme	300,000	$ 41.00	July 7, 2000	July 7, 2001 to July 7, 2007
Andrew M. Kanter	U.K. Option Scheme	26,582	£ 35.81	November 9, 2000	November 9, 2001 to November 8, 2007
Andrew M. Kanter	U.K. Option Scheme	169,937	£ 3.01	April 12, 2001	April 12, 2002 to April 11, 2008
Andrew M. Kanter	U.K. Option Scheme	10,000	£ 2.24	September 25, 2001	September 25, 2002 to September 25, 2008
Andrew M. Kanter	U.K. Option Scheme	25,000	£ 3.42	May 2, 2002	May 2, 2003 to May 1, 2009
Andrew M. Kanter	U.K. Option Scheme	30,000	£ 1.31	February 6, 2003	February 6, 2004 to February 5, 2010

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

1996 U.K. Discretionary Option Scheme

        Our U.K. Option Scheme was adopted by our board on December 4, 1996. Our board has complete discretion to determine which eligible individuals receive option grants, the time or times when the grants are to be made, the number of ordinary shares subject to each grant, the vesting schedule to be in effect for the grant and the maximum term for which each option grant may remain outstanding. As of December 31, 2002, options to purchase an aggregate of 2,677,888 ordinary shares were outstanding, and 1,512,647 ordinary shares had been issued pursuant to option exercises under the U.K. Option Scheme.

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

        Our board may amend or modify the U.K. Option Scheme at any time subject to any required shareholder approval. The board may also terminate the U.K. Option Scheme at any time, provided such termination does not adversely affect the rights of outstanding option holders.

1998 U.S. Share Option Plan

        The 1998 U.S. Share Option Plan was adopted by our board in June 1998 and was approved by the shareholders in July 1998 in order to provide equity incentives through option grants to employees residing in the United States. 18,000,000 ordinary shares have been authorized for issuance under the U.S. Option Plan. As of December 31, 2002, options to purchase an aggregate of 1,768,042 ordinary shares were outstanding and 2,842,510 ordinary shares had been issued pursuant to option exercises under the U.S. Option Plan.

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

Item 7.    Major Shareholders and Related Party Transactions

Major Shareholders

        The following table sets forth information with respect to the beneficial ownership of our shares as of February 28, 2003 by each of our directors, executive officers and key group employees and each shareholder who is known by us to be interested, directly or indirectly, or to own beneficially more than three percent (3%) of our outstanding shares. The percent of beneficial ownership for each shareholder is based on 117,304,058 shares outstanding as of February 28, 2003.

Name of Beneficial Owner	Number	Percentage
Directors, Named Executive Officers and Key Group Employees:
Michael Lynch(1)	22,407,357	18.5%
Richard G. Gaunt(2)	4,114,240	3.4
Barry M. Ariko	—	*
Richard N. Perle	—	*
John McMonigall(3)	528,415	*
Sushovan Hussain	—	*
Andrew M. Kanter	—	*
All directors and executive officers as a group (7 persons)	22,935,772	19.0
Other 3% Shareholders:
The Capital Group Companies, Inc.	11,126,650	9.2
Lazard Asset Management	8,650,210	7.2
Fidelity International Limited	5,266,618	4.4
Legal & General Investment Management Limited	3,848,507	3.2
CGNU plc	3,719,625	3.1
AXA S.A.	3,627,643	3.0

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

        As of February 28, 2003, to our knowledge we had approximately nine record holders of ADRs and ordinary shares in the United States, representing less than 1% of our outstanding shares. The foregoing may not represent actual location of ownership of our shares as under applicable English law, shares are generally registered in the name of the nominee holder.

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

        During the years ended December 31, 2002, 2001 and 2000, we incurred expenses of $0.6 million, $0.2 million and $0.3 million respectively for management and software development services from Cambridge Neurodynamics Limited and made sales, rent charges and recharges of other expenses to Cambridge Neurodynamics Limited of $0.1 million, $0.1 million and $0.02 million in the years ended December 31, 2002, 2001 and 2000 respectively. We owed Cambridge Neurodynamics Limited $0.1 million, $0.4 million and $Nil at December 2002, 2001 and 2000 respectively.

        During the years ended December 31, 2002, 2001 and 2000, we incurred expenses of $0.9 million, $1.1 million and $Nil respectively from NCorp Limited and made sales to NCorp Limited of $0.3 million, $0.2 million and $0.4 million. At December 31, 2002, 2001 and 2000, NCorp Limited owed us $Nil, $0.03 million and $0.5 million. At December 31, 2002, 2001 and 2000, we owed NCorp $0.9 million, $1.1 million and $Nil.

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

        We acquired 49% of the ordinary shares of Dremedia Limited on July 2, 2001. During the years ended December 31, 2002 and 2001, we made sales to Dremedia of $0.4 million and $0.3 million, and we made loans to Dremedia of $1.0 million and $0.6 million. As of December 31, 2002 and 2001, Dremedia owed the Company $1.6 million and $0.9 million, and the Company owed Dremedia $Nil and $0.4 million. There are no relationships between the employees of Dremedia and our employees, other than Andrew Kanter, our Chief Operating Officer, who serves as a Director of Dremedia without additional compensation.

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

Options to purchase our shares held by Mr. Gaunt

        In December 1996, Dr. Lynch and Apax Funds Nominees Limited granted to Mr. Gaunt options to purchase from them 4,035,825 and 1,345,275 of our ordinary shares, respectively, for an exercise price of 1/3p per share. The options are exercisable only during Mr. Gaunt's service to Autonomy as a director or employee, or longer in the case of his death or disability or a change of control of Autonomy. The options have a term of seven years. 1,266,860 of these options were exercised and 4,114,240 remain outstanding and exercisable at December 31, 2002.

        On November 21, 2001, we loaned £200,000 (approximately $321,000) to an executive officer. The loan is repayable on November 20, 2004, only if the executive receives or is entitled to receive, bonuses, commissions or otherwise above base salary equal to three times the amount due. The loan bears interest at market rates of Barclays Base Rate plus 0.60%, which throughout 2002 totalled 4.60%. As of December 31, 2002, £210,208 was outstanding under the loan, which was the highest amount outstanding during 2002. We are amortizing the loan over its life of three years.

Item 8.    Financial Information

        See "Item 18. Financial Statements" and pages F-1 through F-27.

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

Item 9.    The Offer and Listing

Offer and Listing Details; Markets

General

        The principal trading market for our ordinary shares is the London Stock Exchange. Our ordinary shares also trade on Nasdaq Europe (formerly EASDAQ). American Depositary Shares, or ADSs, each representing five ordinary shares, are listed on the Nasdaq National Market and trade under the symbol "AUTN". The Nasdaq National Market is our principal trading market outside of our host market. The depositary for the ADSs is the Bankers Trust Company.

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

	Nasdaq Europe		London Stock Exchange		Nasdaq National Market
	Price per ordinary share (£)(1)		Price per ordinary share (£)		Price per ADS ($)(2)
	High	Low	High	Low	High	Low
Year ended Dec. 31
1998(3)	0.84	0.40	—	—	—	—
1999	11.10	0.72	—	—	—	—
2000(4)(5)	46.26	9.71	41.00	18.77	315.00	134.38
2001	24.35	1.70	24.15	1.95	173.44	13.50
2002	4.30	0.93	4.40	0.90	31.25	7.45
Quarter ended
March 31, 2001	24.35	6.85	24.15	6.67	173.44	47.50
June 30, 2001	7.35	2.98	7.44	2.95	51.88	22.20
Sept. 30, 2001	4.31	1.70	4.34	1.97	31.00	13.50
Dec. 31, 2001	4.25	1.80	4.23	1.95	30.25	14.90
March 31, 2002	4.30	2.85	4.40	2.89	31.25	20.00
June 30, 2002	4.15	2.25	4.12	2.50	29.00	18.10
Sept. 30, 2002	2.52	0.93	2.56	0.99	19.00	7.45
Dec. 31, 2002	1.94	0.93	1.99	0.90	15.60	7.75
Month ended
Sept. 30, 2002	1.33	0.93	1.32	0.99	10.10	7.45
Oct. 31, 2002	1.53	0.93	0.90	1.60	11.35	7.75
Nov. 30, 2002	1.75	1.40	1.45	1.84	14.50	10.45
Dec. 31, 2002	1.94	1.50	1.66	1.99	15.60	13.15
Jan. 31, 2003	1.63	1.25	1.80	1.26	14.26	10.51
Feb. 28, 2003	1.50	1.10	1.58	1.24	12.15	10.25

(1)
On October 31, 2000, Autonomy's currency of quotation on Nasdaq Europe changed from US Dollars to pounds sterling. All information prior to October 31, 2000, is presented in pounds sterling translated at a rate of £1.00 = $1.4865, as reported by Bloomberg LLP.

(2)
On October 21, 2002, the ratio of Autonomy ordinary shares-to-ADRs listed on the Nasdaq National Market was adjusted to five shares per ADR from one share per ADR. All information reflects this adjustment, as reported by www.nasdaq.com.

(3)
For Nasdaq Europe, from July 10, 1998.

(4)
For Nasdaq National Market, from May 8, 2000.

(5)
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

Exchange controls and other limitations affecting shareholders

        There are currently no foreign exchange control restrictions imposed by English law on the import or export of capital, including the availability of cash and cash equivalents for our use; or on our ability to pay dividends, interest or other payments to non-resident holders of our ordinary shares or ADSs; or on the conduct of our operations.

Taxation

        The following discussion generally summarizes certain material United States federal tax consequences and United Kingdom tax consequences of the acquisition, ownership and disposition of shares, including shares represented by ADSs. This summary applies to you only if you are a beneficial owner of shares or ADSs and you are, for United States federal income tax purposes:

  •
  a citizen or resident of the United States;

  •
  a corporation, partnership or other entity that is created or organized under the laws of the United States or any state thereof or the District of Columbia;

  •
  an estate, the income of which is subject to taxation in the United States; or

  •
  a trust subject to the primary supervision of a United States court and the control of one or more United States persons.

        If you are a beneficial owner of shares or ADSs and you are in one of the above categories, then you are a U.S. holder.

        This summary applies only to U.S. holders that will hold ADSs or shares as capital assets for United States tax purposes. This summary also does not address tax consequences arising under the laws of any state, locality or other taxing jurisdiction other than the United States or the United Kingdom.

        The statements of U.S. and U.K. tax law set out below are based:

  •
  on the laws in force and as interpreted by the relevant taxation authorities as of December 31, 2002;

  •
  on the United Kingdom-United States income tax treaty as in effect on December 31, 2002;

  •
  on the United Kingdom-United States Convention relating to estate and gift taxes as in effect on December 31, 2002; and

  •
  in part, upon representations of the Depositary.

        The following summary is of a general nature only and does not address all of the tax consequences that may be relevant to you in light of your particular situation. In particular, this discussion deals with holders that hold shares or ADSs as capital assets, as that term is defined in the Internal Revenue Code, and does not address the tax considerations relevant to U.S. holders that may be subject to special rules, such as:

  •
  securities broker-dealers;

  •
  persons who hold shares or ADSs as part of a larger integrated financial transaction or straddle;

  •
  U.S. holders whose functional currency is not the U.S. dollar;

  •
  financial institutions;

  •
  insurance companies;

  •
  tax exempt organizations;

  •
  corporate holders that own, directly or by attribution, 10% or more of our outstanding voting share capital;

  •
  financial institutions; and

  •
  persons subject to the alternative minimum tax.

        In addition, the summary of U.K. tax considerations does not, except where indicated otherwise, apply to you if:

  •
  you are resident or, in the case of an individual, resident or ordinarily resident in the United Kingdom for UK tax purposes;

  •
  your holding of ADSs or shares is effectively connected with a permanent establishment in the United Kingdom through which you carry on business activities or, in the case of an individual who performs independent personal services, with a fixed base situated therein; or

  •
  you are a corporation which, alone or together with one or more associated corporations, controls, directly or indirectly, 10% or more of our issued voting share capital.

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

Taxation of dividends

  United States

        Subject to the discussion below under "Passive Foreign Investment Company considerations," for U.S. federal income tax purposes, the gross amount of any distribution, other than a mere pro rata distribution of shares, made out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes:

  •
  will be included in gross income by a U.S. holder; and

  •
  will be treated as foreign source dividend income.

        Such demands will not be eligible for a dividends received deduction generally allowed to corporations. If dividends paid by Autonomy were to exceed our current and accumulated earnings and profits as determined for U.S. federal income tax purposes, any excess would be treated as a non-taxable return of capital to the extent of the U.S. holder's adjusted basis in the ADSs or shares, and thereafter as capital gain.

        Dividends generally will be paid in pounds sterling. You should determine the U.S. dollar amount includible in your income by reference to the spot exchange rate in effect on the date of receipt by the depositary in the case of ADSs or the date of receipt by you if you are a U.S. holder of shares. If you convert payments into dollars on the day you receive them, you should not be required to recognize foreign currency gain or loss. Any gain or loss recognized upon a subsequent sale or conversion of the pounds sterling will be U.S. source ordinary income or loss. A U.S. holder entitled to the benefits of the U.K.-U.S. income tax treaty will be entitled to a U.K. tax credit equal to the amount of the tax credit that U.K. resident individuals can claim against U.K. tax imposed on the dividend. The tax credit will be subject to a U.K. withholding tax equal to the lesser of 15% of the sum of the dividend and the tax credit or the amount of the tax credit. Under present law, the U.K. withholding tax generally will equal the tax credit. If you claim a foreign tax credit, you should file a completed U.S. Internal Revenue Service Form 8833 with your federal income tax return for the relevant year. The rules relating to the determination of the foreign tax credit are complex and you should consult your own tax advisors to determine whether and to what extent a credit would be available. In lieu of claiming a credit, you may claim a deduction of foreign taxes paid in the taxable year. A deduction generally does not reduce U.S. tax on a dollar-for-dollar basis like a tax credit.

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

Taxation of capital gains

  United States

        Upon the sale or disposition of an ADS or share, you will recognize a gain or a loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized and your adjusted tax basis in the ADS or share. Subject to the discussion below under "Passive Foreign Investment Company considerations," such gain or loss will generally be a capital gain or loss. If you are an individual, any such capital gain will generally be subject to U.S. federal income tax at preferential rates if specified minimum holding periods are met.

        Generally, any capital gain realized by an individual will be subject to a maximum tax rate of 20% for ADSs or shares held for more than one year. Gains on the sale of ADSs or shares held for one year or less will be treated as short-term capital gain and taxed as ordinary income at the U.S. holder's marginal income tax rate. Capital gains arising on the sale or disposition of ADSs or shares will be U.S. source gains and losses for purposes of the U.S. foreign tax credit limitations. Capital losses may only be used to offset capital gains except that U.S. individuals may deduct up to $3,000 of net capital losses against ordinary income. Prospective U.S. investors should consult their own tax advisors regarding the availability of this offset.

        A U.S. holder that is liable for both U.K. and U.S. tax on a gain on the disposal of shares or ADSs should generally be entitled, pursuant to the U.K-U.S. income tax treaty and subject to certain limitations, to credit the amount of U.K. capital gains or corporation tax, as the case may be, paid in respect of such gain against such U.S. holder's U.S. federal income tax liability in respect of such gain. However, U.K. tax rates may be higher than U.S. tax rates.

        U.S. holders should consult their own tax advisers to determine their entitlement to credit U.K. tax against their U.S. federal income tax liability.

  United Kingdom

        Subject to the comments below, you will not normally be liable for U.K. tax on capital gains realized on the disposal of a share or ADS unless, at the time of the disposal, you carry on a trade, including a profession or vocation, in the U.K. through a branch or agency and such share or ADS is, or has been, used, held or acquired for the purposes of such trade or branch or agency.

        A holder of shares or ADSs who is an individual and who has on or after March 17, 1998, ceased to be resident or ordinarily resident for tax purposes in the U.K. but who again becomes resident or ordinarily resident in the U.K. within a period of less than five complete tax years and who disposes of shares or ADSs during that period which were acquired while resident or ordinarily resident in the U.K. may still be liable to U.K. tax on capital gains on return to the U.K., notwithstanding that he or she is not resident or ordinarily resident in the U.K. at the time of the disposal.

Passive Foreign Investment Company considerations

        We believe that we will not be treated as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our current taxable year ending December 31, 2002, or for future taxable years. In addition, we intend to manage our business so as not to become a PFIC. However, an actual determination of PFIC status is fundamentally factual in nature and will depend on, among other things, a valuation of our assets, including goodwill and other intangible assets. No assurance can be given regarding our PFIC status in future years.

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

        If we were determined to be a PFIC, however, a U.S holder could elect to treat his or her ADSs or shares as an interest in a qualified electing fund, by making a "QEF Election," in which case, the U.S. holder would be required to include in income his or her proportionate share of Autonomy's income and net capital gain in years in which we were a PFIC, but any gain subsequently recognized upon the sale by such U.S. holder of the ADSs or shares would generally be taxed as a capital gain. Alternatively, if our stock were treated as marketable stock for PFIC purposes a U.S. holder could make a "Mark-to-Market Election", pursuant to which the U.S. holder would be required to include as ordinary income annually the excess of the fair market value of the ADSs or shares over the U.S. holder's basis therein. Any gain subsequently recognized upon the disposition by such U.S. holder of the ADSs or shares would also be taxed as ordinary income in the year of the disposition. Your basis in the shares or ADSs will be adjusted to reflect any such income amounts.

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

United Kingdom inheritance tax

        Subject to the discussion of the Estate and Gift Tax Convention in the next paragraph, a share, or possible an ADS, beneficially owned by an individual may be subject to U.K. inheritance tax on the death of the individual or, in some circumstances, if the shares or ADSs are the subject of a lifetime gift, including a transfer at less than full market value. Inheritance tax is not generally chargeable on gifts to individuals or to some types of settlement made more than seven years before the death of the donor. Special rules apply to shares or ADSs held in a settlement.

        An ADS or share beneficially owned by an individual U.S. holder who is domiciled in the United States for the purposes of the Estate and Gift Tax Convention, and not also domiciled or deemed domiciled in the U.K. and not a U.K. national, is not subject to U.K. inheritance tax on the individual's death or on a gift made by the individual during his lifetime, except where the ADS or share:

  •
  is part of the business property of a U.K. permanent establishment or enterprise; or

  •
  pertains to a U.K. fixed base of an individual used for the performance of independent personal services.

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

United Kingdom Stamp Duty and Stamp Duty Reserve Tax (SDRT)

        The acquisition or transfer of shares other than by gift or on death is generally subject to U.K. stamp duty at 0.5 percent of the amount or value of the consideration rounded up to the nearest £5.00. There is also a charge to SDRT at 0.5 percent of the amount or value of the consideration on an unconditional agreement to transfer shares but a refund of SDRT may be obtained if an instrument to transfer the shares is executed and stamp duty is paid within six years of the date of the unconditional agreement or, in the case of a conditional agreement, within six years of when the condition is satisfied. Stamp duty and SDRT is generally payable by the purchaser.

        Stamp duty or SDRT at 1.5 percent of the amount or value of the consideration price arises upon the issue or transfer of shares with the custodian of a depositary (or certain persons providing clearance services) or their nominees or agents, but no SDRT will be payable if stamp duty equal to the SDRT liability is paid. This would include transfers of ordinary shares in registered form to the custodian for deposits under the deposit agreement. In accordance with the terms of the deposit agreement, any tax or duty payable by the custodian on any such transfer of ordinary shares in registered form will be charged by the custodian to the party to whom ADRs are delivered against such transfers.

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

United States information reporting and backup withholding

        Dividend payments with respect to ADSs or shares and proceeds from the sale, exchange or redemption of ADSs or shares may be subject to information reporting to the IRS and possible U.S. backup withholding (currently at a 30% rate). Backup withholding will not apply to you, however, if you furnish a correct taxpayer identification number or certificate of foreign status and make any other required certification or if you are otherwise exempt from backup withholding. If you are required to establish your exempt status, you generally must provide such certification on IRS Form W-9 in the case of U.S. persons and on IRS Form W-8BEN in the case of non-U.S. persons.

        Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information.

Documents on Display

        We are subject to the information requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports and other information with the Securities and Exchange Commission. Materials, including this Annual Report and the exhibits hereto, filed subsequent to November 2002, may be inspected on the SEC's EDGAR system at www.sec.gov. Materials filed prior to November 2002 may be inspected and copied at the public reference facilities of the Commission located at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549 and at the Commission's regional offices. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms. You may also obtain copies of materials filed prior to November 2002, upon payment of a duplication fee, from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549.

Item 11.    Quantitative and Qualitative Disclosures About Market Risk

        The following discussion of our risk-management activities includes "forward-looking" statements that involve risks and uncertainties. Actual results could differ materially from those projected in the forward-looking statements.

        This analysis presents the hypothetical loss in earnings, cash flows or fair values of the financial instruments which were held by us at December 31, 2002, 2001 and 2000, and which were sensitive to changes in interest rates and foreign exchange rates.

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

        As of December 31, 2002, we had cash equivalents of $147.5 million with a weighted average interest rate of 3.47%. A hypothetical increase or decrease of 10% in the December 31, 2002 weighted average interest rate to 3.82% or 3.12%, respectively, would cause the fair value of these investments to change by an insignificant amount. As of December 31, 2001, we had cash equivalents of $143.6 million with a weighted average interest rate of 4.58%. A hypothetical increase or decrease of 10% in the December 31, 2001 weighted average interest rate to 5.04% or 4.12%, respectively, would cause the fair value of these investments to change by an insignificant amount.

Impact of foreign currency rate changes

        We invoice all of our customers from our U.S. operations in U.S. dollars and all these revenues are collected in U.S. dollars. Revenues related to sales from our U.K. operations are generally invoiced in either pounds sterling or the local currency of the licensee (generally the euro). Revenues related to sales from our European operations are generally invoice in euros. Revenues related to sales from our other operations, such as Singapore and Japan, are generally invoiced and collected in U.S. dollars, although from time to time we do invoice and collect in local currencies such as the Singapore Dollar. We have significant cash balances in both U.S. dollars and pounds sterling, but do not have significant cash balances denominated in other currencies. Because we hold U.S. dollar-denominated cash balances in the U.K., currency fluctuations can have an impact on our results. We do not engage in foreign currency hedging activities currently, but we may do so in the future.

        As of December 31, 2002, a hypothetical increase or decrease in the rate of exchange between the U.S. dollar and the pound sterling would effect the carrying value of the pound sterling deposits but would have no profit impact as exchange differences are taken through accumulated other comprehensive income. In addition there would be no material profit impact due to foreign currency transaction exposure.

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

        The registration statement registered 7,590,000 of our ordinary shares, nominal value 1/3p per share after giving effect to a 3-for-1 stock split effective August 1, 2000, of which 2,640,000 were registered on our behalf and 4,950,000 were registered on behalf of selling shareholders, at a proposed maximum aggregate offering price of $374.4 million. A total of 6,600,000 shares were sold at an aggregate offering price of $272.8 million, including 2,640,000 on our behalf and 3,960,000 on behalf of selling shareholders. No distinction was made between the shares registered for sale by our company and shares registered for sale by certain private shareholders as selling shareholders. The shares registered on the registration statement included shares that were to be offered outside the United States in transactions not subject to registration under the U.S. Securities Act but that might be resold from time to time in the United States in transactions subject to registration under that Act.

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

Item 16A.    Audit Committee Financial Expert

        Not applicable.

Item 16B.    Code of Ethics

        Not applicable.

PART III

Item 17.

        Not applicable.

Item 18.    Financial Statements

        The following financial statements and related reports of independent auditors are filed as part of this Annual Report:

Item 19.    Exhibits

Exhibit Number	Exhibit
1.1	Memorandum of Association of the Registrant(1)
1.2	Articles of Association of the Registrant(1)
2.1	Specimen ordinary share certificate(1)
2.2	Form of Deposit Agreement(3)
2.3	Form of American Depositary Receipt(1)
4.1	Employment Agreement, dated July 9, 1998, between the Registrant and Michael Lynch(1)
4.2	Amendment to Employment Agreement, dated December 28, 1999, between the Registrant and Michael Lynch(2)
4.3	Employment Agreement, dated July 9, 1998, between the Registrant and Richard Gaunt(1)
4.4	Amendment to Employment Agreement, dated December 28, 1999, between the Registrant and Richard Gaunt(2)
4.8	Employment Agreement, dated July 7, 2000, between the Registrant and Andrew M. Kanter(2)
4.9	Non-executive Director's Appointment Letter, dated January 7, 2000, between the Registrant and Barry Ariko(1)
4.10	Non-executive Director's Appointment Letter, dated July 2, 1998, between the Registrant and John McMonigall(1)
4.11	Non-executive Director's Appointment Letter, dated February 23, 2000, between the Registrant and Richard Perle(1)
4.12	Letter Agreement, dated July 9, 1998, among the Registrant, Cambridge Neurodynamics Limited and Michael Lynch(1)
4.13	Letter Agreement, dated July 9, 1998, among the Registrant, Cambridge Neurodynamics Limited and Richard Gaunt(1)
4.14	Amendment to Letter Agreement, dated December 28, 1999, among the Registrant, Cambridge Neurodynamics Limited, Michael Lynch and Richard Gaunt(2)
4.16	1996 U.K. Discretionary Option Scheme(1)
4.17	1998 U.S. Share Option Plan(1)
4.19	Office Lease Agreement, dated December 1, 1998, between EOP-301 Howard Street, L.L.C. and Autonomy, Inc., and the First Amendment, dated November 8, 1999(2)
4.20	Agreement for Lease, dated September 18, 2000, between the Registrant and The Crown Estate Commissioners(2)

4.21	Shareholders Agreement, dated May 17, 2000, among Anthony John Robinson, Aidan Richard Paul, Cambridge University Technical Services Limited, Autonomy Corporation plc and SoftSound Limited(2)
4.22	Form of Indemnification Agreements, dated October 10, 2000, between the Registrant and each of Richard Gaunt, Barry Ariko and John McMonigall(2)
4.23	Form of Indemnification Agreement, dated October 3, 2000, between the Registrant and Andrew Kanter(2)
4.24	Employment Agreement, dated June 29, 2001, between the Registrant and Sushovan Hussain(3)
8.1	List of subsidiaries of the Registrant
10.1	Sarbanes-Oxley CEO and CFO Certifications
99.1	Letter to Securities and Exchange Commission re. Arthur Andersen(3)

(1)
Incorporated herein by reference to the Registrant's Registration Statement on Form F-1 (Registration No. 333-11804).

(2)
Incorporated herein by reference to the Registrant's Registration Statement on Form F-1 (Registration No. 333-12704).

(3)
Incorporated herein by reference to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2001.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: March 13, 2003	AUTONOMY CORPORATION PLC
/s/ DR. MICHAEL R. LYNCH
	Name: Title:	Dr. Michael R. Lynch Managing Director and CEO
/s/ SUSHOVAN HUSSAIN
	Name: Title:	Sushovan Hussain Chief Financial Officer

INDEX TO EXHIBITS

Exhibit Number	Exhibit
1.1	Memorandum of Association of the Registrant(1)
1.2	Articles of Association of the Registrant(1)
2.1	Specimen ordinary share certificate(1)
2.2	Form of Deposit Agreement(3)
2.3	Form of American Depositary Receipt(1)
4.1	Employment Agreement, dated July 9, 1998, between the Registrant and Michael Lynch(1)
4.2	Amendment to Employment Agreement, dated December 28, 1999, between the Registrant and Michael Lynch(2)
4.3	Employment Agreement, dated July 9, 1998, between the Registrant and Richard Gaunt(1)
4.4	Amendment to Employment Agreement, dated December 28, 1999, between the Registrant and Richard Gaunt(2)
4.8	Employment Agreement, dated July 7, 2000, between the Registrant and Andrew M. Kanter(2)
4.9	Non-executive Director's Appointment Letter, dated January 7, 2000, between the Registrant and Barry Ariko(1)
4.10	Non-executive Director's Appointment Letter, dated July 2, 1998, between the Registrant and John McMonigall(1)
4.11	Non-executive Director's Appointment Letter, dated February 23, 2000, between the Registrant and Richard Perle(1)
4.12	Letter Agreement, dated July 9, 1998, among the Registrant, Cambridge Neurodynamics Limited and Michael Lynch(1)
4.13	Letter Agreement, dated July 9, 1998, among the Registrant, Cambridge Neurodynamics Limited and Richard Gaunt(1)
4.14	Amendment to Letter Agreement, dated December 28, 1999, among the Registrant, Cambridge Neurodynamics Limited, Michael Lynch and Richard Gaunt(2)
4.16	1996 U.K. Discretionary Option Scheme(1)
4.17	1998 U.S. Share Option Plan(1)
4.19	Office Lease Agreement, dated December 1, 1998, between EOP-301 Howard Street, L.L.C. and Autonomy, Inc., and the First Amendment, dated November 8, 1999(2)
4.20	Agreement for Lease, dated September 18, 2000, between the Registrant and The Crown Estate Commissioners(2)
4.21	Shareholders Agreement, dated May 17, 2000, among Anthony John Robinson, Aidan Richard Paul, Cambridge University Technical Services Limited, Autonomy Corporation plc and SoftSound Limited(2)
4.22	Form of Indemnification Agreements, dated October 10, 2000, between he Registrant and each of Richard Gaunt, Barry Ariko and John McMonigall(2)
4.23	Form of Indemnification Agreement, dated October 3, 2000, between the Registrant and Andrew Kanter(2)

4.24	Employment Agreement, dated June 29, 2001, between the Registrant and Sushovan Hussain(3)
8.1	List of subsidiaries of the Registrant
10.1	Sarbanes-Oxley CEO and CFO Certifications
99.1	Letter to Securities and Exchange Commission re. Arthur Andersen(3)

(1)
Incorporated herein by reference to the Registrant's Registration Statement on Form F-1 (Registration No. 333-11804).

(2)
Incorporated herein by reference to the Registrant's Registration Statement on Form F-1 (Registration No. 333-12704).

(3)
Incorporated herein by reference to the Registrant's Annual Report on 20-F for the year ended December 31, 2001.

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

        In connection with the Annual Report on Form 20-F of Autonomy Corporation plc (the "Company") for the period ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned, Dr. Michael R. Lynch, Chief Executive Officer of the Company, hereby certifies, pursuant to 18 U.S.C. Section 1350, that:

(1)
The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)
The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.
By:	/s/ DR. MICHAEL R. LYNCH Dr. Michael R. Lynch Chief Executive Officer

Dated: March 13, 2003

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

        In connection with the Annual Report on Form 20-F of Autonomy Corporation plc (the "Company") for the period ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned, Sushovan Hussain, Chief Financial Officer of the Company, hereby certifies, pursuant to 18 U.S.C. Section 1350, that:

(1)
The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)
The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.
By:	/s/ SUSHOVAN HUSSAIN Sushovan Hussain Chief Financial Officer

Dated: March 13, 2003

AUTONOMY CORPORATION PLC

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

AUTONOMY CORPORATION PLC

REPORT OF INDEPENDENT AUDITORS

2105065

To the Shareholders and the Board of Directors of Autonomy Corporation plc:

        We have audited the accompanying consolidated balance sheet of Autonomy Corporation plc as of December 31, 2002, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for the year ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The consolidated financial statements of Autonomy Corporation plc as of December 31, 2001 and 2000, and for each of the two years in the period ended December 31, 2001, were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements in their report dated February 15, 2002.

        We conducted our audit in accordance with United Kingdom auditing standards and United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Autonomy Corporation plc at December 31, 2002, and the consolidated results of its operations and its consolidated cash flows for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

        As discussed above, the financial statements of Autonomy Corporation plc as of December 31, 2001 and 2000, and for each of the two years in the period ended December 31, 2001, were audited by other auditors who have ceased operations. As described in Note 7 these financial statements have been revised to include the transitional disclosures required by Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, which was adopted by the Company as of January 1, 2002. Our audit procedures with respect to the disclosures in Note 7 with respect to 2001 and 2000 included (a) agreeing the previously reported net profit to the previously issued financial statements and the adjustments to reported net profit representing amortization expense (including any related tax effects) recognized in those periods related to goodwill and intangible assets that are no longer being amortized, to the Company's underlying records obtained from management, and (b) testing the mathematical accuracy of the reconciliation of adjusted net profit to reported net profit. In our opinion, the disclosures for 2001 and 2000 in Note 7 are appropriate. However, we were not engaged to audit, review, or apply any procedures to the 2001 and 2000 financial statements of the Company other than with respect to such disclosures and, accordingly, we do not express an opinion or any other form of assurance on the Company's 2001 and 2000 financial statements taken as a whole.

ERNST & YOUNG LLP
Cambridge, England

February 17, 2003

AUTONOMY CORPORATION PLC

CONSENT OF INDEPENDENT AUDITORS

        We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-12018) pertaining to the Autonomy Corporation plc 1998 U.S. Share Option Plan, 1996 U.K. Discretionary Option Scheme and Options Granted to Certain Individuals Pursuant to written Compensation agreements of our report dated February 17, 2003, with respect to the consolidated financial statements of Autonomy Corporation plc included in the Annual Report (Form 20-F) for the year ended December 31, 2002.

ERNST & YOUNG LLP
Cambridge, England

March 13, 2003

AUTONOMY CORPORATION PLC

REPORT OF INDEPENDENT AUDITORS

The following report was issued by Arthur Andersen on February 15, 2002 to the Directors and shareholders of Autonomy Corporation plc and included in the Company's Annual Report on Form 20-F in respect of the year ended December 31, 2001 which was filed with the United States Securities and Exchange Commission. Arthur Andersen ceased trading on August 31, 2002, and hence it is not possible to obtain a resigned opinion.

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

Arthur Andersen
Chartered Accountants
Cambridge, England

February 15, 2002

AUTONOMY CORPORATION PLC

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands of US dollars, except per share data)

	Year Ended December 31,
	2002	2001	2000
Revenues	$50,961	$52,594	$65,422
Cost of revenues	(934)	(1,906)	(3,875)

Gross profit	50,027	50,688	61,547

Operating expenses:
General and administrative expenses	(6,473)	(7,622)	(7,678)
Sales and marketing expenses	(29,197)	(31,656)	(33,723)
Provision for doubtful accounts	(1,969)	(1,005)	(1,575)
Research and development expenses	(9,186)	(8,339)	(6,520)
Gain on foreign exchange	139	5,106	3,277

Total operating expenses	(46,686)	(43,516)	(46,219)

Profit from operations	3,341	7,172	15,328
Interest income	5,120	6,444	5,612
Impairment of equity investments	(1,943)	(268)	(150)

Profit before benefit (provision) for income taxes and share of loss of associated company and minority interest	6,518	13,348	20,790
Benefit (provision) for income taxes	243	(3,897)	(6,147)
Share of loss of associated company and minority interest	(634)	(85)	(98)

Net profit	$6,127	$9,366	$14,545

Basic earnings per share	$0.05	$0.07	$0.12
Diluted earnings per share	$0.05	$0.07	$0.11
Weighted average number of ordinary shares outstanding (thousands)	126,716	127,155	125,259
Weighted average number of ordinary shares outstanding, assuming dilution (thousands)	127,610	127,263	131,401

The accompanying notes are an integral part of the consolidated financial statements.

AUTONOMY CORPORATION PLC

CONSOLIDATED BALANCE SHEETS
(in thousands of US dollars, except share data)

	As of December 31,
	2002	2001	2000
ASSETS
Current assets
Cash and cash equivalents	$147,472	$143,604	$137,490
Accounts receivable, net of allowances for doubtful accounts of $3,218, $2,833 and $3,175 as of December 31, 2002, 2001 and 2000 respectively	14,698	14,159	21,190
Prepaid expenses and other current assets	6,148	2,943	1,352
Deferred tax	626	522	—

Total current assets	168,944	161,228	160,032
Non-current assets
Plant and equipment, net	2,082	2,238	1,265
Goodwill, net	4,849	4,389	5,147
Intangible assets, net	836	156	967
Equity and other investments, net	1,398	2,312	2,061
Deferred tax	386	150	—

Total assets	$178,495	$170,473	$169,472

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable	$2,933	$1,437	$2,298
Taxes payable, including corporation tax	—	3,092	5,090
Accrued expenses	5,955	7,987	8,113
Deferred revenue	5,039	3,190	5,052

Total current liabilities	13,927	15,706	20,553

Shareholders' equity
Ordinary shares: 600,000,000 ordinary shares of nominal value 1/3p authorized, 122,609,095, 127,254,612 and 126,912,051 issued and outstanding at December 31, 2002, 2001 and 2000, respectively (note 11).	637	661	659
Additional paid-in capital	147,657	158,487	157,280
Treasury stock, at cost	(1,290)	—	—
Retained earnings (deficit)	9,322	3,195	(5,652)
Accumulated other comprehensive income (loss)	8,242	(7,576)	(3,368)

Total shareholders' equity	164,568	154,767	148,919

Total liabilities and shareholders' equity	$178,495	$170,473	$169,472

The accompanying notes are an integral part of the consolidated financial statements.

AUTONOMY CORPORATION PLC

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(in thousands of US dollars, except share data)

	Ordinary shares of 1/3p
			Additional paid-in capital	Treasury Stock, at cost	Retained earnings (deficit)	Accumulated other comprehensive income (loss)(1)	Total shareholders' equity	Total comprehensive income
	Number	Amount
Balance at January 1, 2000	122,170,875	$635	$49,673		$(20,197)	$472	$30,583
Share options exercised	2,018,303	10	3,375		—	—	3,385
Public offering on May 8, 2000	2,640,000	14	99,704		—	—	99,718
Share based compensation	—	—	105		—	—	105
Currency translation adjustments	—	—	—		—	(3,840)	(3,840)	$(3,840)
Acquisition of remaining 66.66% interest in Nordic	82,873	—	4,423		—	—	4,423
Net profit	—	—	—		14,545	—	14,545	14,545

Comprehensive income								$10,705

Balance at December 31, 2000	126,912,051	659	157,280		(5,652)	(3,368)	148,919
Share options exercised	342,561	2	727		—	—	729
Share based compensation	—	—	(197)		—	—	(197)
Employee benefit trust	—	—	677		(519)	—	158
Currency translation adjustments	—	—	—		—	(4,208)	(4,208)	$(4,208)
Net profit	—	—	—		9,366	—	9,366	9,366

Comprehensive income								$5,158

Balance at December 31, 2001	127,254,612	661	158,487		3,195	(7,576)	154,767
Share options exercised	334,769	2	992		—	—	994
Employee benefit trust	—	—	30		—	—	30
Shares repurchased and cancelled	(4,980,286)	(26)	(11,852)		—	—	(11,878)
Treasury stock purchased	—	—	—	$(1,290)	—	—	(1,290)
Currency translation adjustments	—	—	—		—	15,818	15,818	$15,818
Net profit	—	—	—		6,127	—	6,127	6,127

Comprehensive income								$21,945

Balance at December 31, 2002	122,609,095	$637	$147,657	$(1,290)	$9,322	$8,242	$164,568

(1)
Accumulated other comprehensive income (loss) consists solely of foreign exchange translation.

The accompanying notes are an integral part of the consolidated financial statements.

AUTONOMY CORPORATION PLC

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of US dollars)

	Year Ended December 31,
	2002	2001	2000
Cash flows from operating activities:
Net profit	$6,127	$9,366	$14,545
Adjustments to reconcile net profit to net cash provided by operating activities:
Depreciation and amortization	1,147	2,207	2,407
Impairment of equity investments	1,943	278	150
Revenue in exchange for equity investments	(828)	—	—
Increase in allowance for doubtful accounts	1,969	1,005	1,575
Deferred tax	(314)	(666)	—
Share-based compensation	—	(197)	105
Foreign currency movements	(139)	(5,106)	(3,277)
Share of loss of associated company and minority interest	634	85	98
Changes in operating assets and liabilities
Accounts receivable	(1,965)	6,404	(11,288)
Prepaid expenses and other current assets	(1,783)	(2,246)	854
Deferred revenues	1,856	(2,507)	1,563
Accounts payable and taxes payable	877	(798)	565
Accrued expenses and other liabilities	(6,252)	(1,467)	5,719

Net cash provided by operating activities	3,272	6,358	13,016

Cash flows from investing activities:
Purchase of equipment	(517)	(1,754)	(944)
Cash from acquisitions	—	—	416
Purchase of intangibles	(908)	(54)	(15)
Purchase of investments	—	(383)	(874)

Net cash used in investing activities	(1,425)	(2,191)	(1,417)

Cash flows from financing activities:
Proceeds from issuance of shares, net of issuance costs	994	729	103,718
Purchase of company shares	(13,138)	—	—

Net cash provided by (used in) financing activities	(12,144)	729	103,718

Effect of foreign exchange on cash and cash equivalents	14,165	1,218	1,706
Net increase in cash and cash equivalents	3,868	6,114	117,023
Beginning cash and cash equivalents	143,604	137,490	20,467

Ending cash and cash equivalents	$147,472	$143,604	$137,490

Supplemental disclosure of cash flow information:
—Income taxes paid	$(2,144)	$(6,099)	$(799)

Supplemental disclosure of noncash investing and financing activities:
—Issuance of ordinary shares for business acquisition	$—	$—	$4,423

The accompanying notes are an integral part of the consolidated financial statements.

AUTONOMY CORPORATION PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1      The Company

Business of the Company

        The Company develops and markets software products that are used in automating the management, processing and delivery of unstructured information sources across the Internet and the extended enterprise. Unstructured information is data, such as Web pages, e-mails and word processing documents, that has not been organized and stored in specific forms, such as relational databases. The Company's proprietary Dynamic Reasoning Engine, or DRE, applies sophisticated algorithms to analyze information, enabling operations to be performed automatically on this information. This provides a platform for the Company's own products aimed at applications in new media, enterprise and e-commerce markets and increasingly a variety of applications developed by third party OEMs.

        The Company is a holding company which principally operates through four trading subsidiaries, Autonomy Systems Limited and SoftSound Limited, based in Cambridge, England, Autonomy Nordic AS, based in Oslo, Norway, and Autonomy, Inc., a New Jersey Corporation having its offices in San Francisco, California. The Company has also established a wholly-owned subsidiary, Agentworld Inc., a New Jersey Corporation which to date has not traded. The Company owns 49% of Dremedia Limited, a company which extends Autonomy's infrastructure technology to automating unstructured content such as video for interactive television and broadcast purposes. Autonomy Systems Limited and Autonomy Inc. were established in May 1995 and March 1996 respectively. The Company acquired 33.34% of the ordinary shares of Autonomy Nordic AS on March 8, 1999 and the remaining 66.66% of the ordinary shares in October 2000. On May 17, 2000 the Company acquired 60% of SoftSound Limited for cash consideration (see note 7—Goodwill). On July 2, 2001, the Company acquired 49% of Dremedia Limited for a cash consideration of approximately $450,000.

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

Dependence on Proprietary Technology

        The Company's success is heavily dependent upon its proprietary technologies. The Company depends upon a combination of trade secrets, copyright and trademark laws, license agreements, nondisclosure and other contractual provisions and various security measures to protect its technology rights. The Company currently has no patents filed. There can be no assurance that any necessary patents relating to any of the Company's products will be issued. There can be no assurance that the Company will be able legally to prevent others from copying its technology or producing compatible competing products. If others were to sell Autonomy-compatible products, the Company's sales and gross margins would be materially adversely affected.

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

Reclassifications

        Certain reclassifications have been made to amounts reported in the prior years to conform to the current year presentation. These reclassifications have no impact on net profit or shareholders' equity.

Companies Act 1985

        These financial statements have been prepared in accordance with United States Generally Accepted Accounting Principles and do not comprise the statutory accounts of the Company within the meaning of Section 240 of the Companies Act 1985, as amended, of Great Britain (the "Companies Act"). The Company's statutory accounts are prepared in accordance with accounting principles generally accepted in the United Kingdom ("UK GAAP"), in compliance with the Companies Act and are presented in pounds sterling. Statutory accounts for the years ended December 31, 2001 and 2000, have been delivered to the Registrar of Companies for England and Wales. The auditors of those statutory accounts have given unqualified audit opinions thereon which did not contain statements under Section 237(2) or (3) of the Companies Act. Statutory accounts for the year ended December 31, 2002, have been prepared and the auditors of those statutory accounts have given an unqualified audit opinion thereon which did not contain statements under Section 237(2) or (3) of the Companies Act. Those accounts will be delivered to the Registrar of Companies for England and Wales following required shareholder approval.

3      Summary of Significant Accounting Policies

Consolidation

        The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries (together the "Group"). The Company's principal trading subsidiaries, all of which have been consolidated in these financial statements, are Autonomy Systems Limited, Autonomy Inc., Autonomy Nordic AS, Autonomy Sweden AS and SoftSound Limited. Until October 3, 2000, Autonomy Nordic AS, was accounted for in accordance with the equity method from the date of acquisition, being March 8, 1999, and after October 3, 2000 Autonomy Nordic has been fully consolidated. On January 3, 2000, Autonomy Sweden AS was incorporated as a wholly owned subsidiary of Autonomy Nordic AS. All intercompany transactions and balances between the companies have been eliminated on consolidation. The Company acquired a 49% stake in Dremedia on July 2, 2001, which has been accounted for in accordance with the equity method.

Cash and Cash Equivalents

        Cash and cash equivalents include highly liquid instruments with original maturities of less than or equal to three months from the date of purchase.

Intangible Assets

        Software licenses are capitalized at cost and are amortized on a straight-line basis over a period of three years, which is their estimated useful economic life. The Company follows the provisions of SFAS No. 144, "Accounting for the Impairment of Disposal of Long-Lived Assets", also implemented in 2002, for assessing whether an impairment has occurred.

Goodwill

        The Company capitalized goodwill, representing the excess of the fair value of the consideration given over the fair value of the identifiable assets and liabilities acquired, on the acquisitions of SoftSound Limited and Autonomy Nordic AS (see Note 7). On January 1, 2002, the Company adopted the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets". Under SFAS No. 142, goodwill ceased to be amortized as of January 1, 2002, and is tested for impairment annually or whenever indicators of impairment arise. Prior to the adoption of SFAS No. 142, goodwill arising from these acquisitions was amortized on a straight-line basis over the estimated useful economic life, which was considered to be three years and ten years respectively.

Plant and Equipment

        Plant and equipment is stated at historical cost. Depreciation is calculated using the straight-line method based on estimated useful lives of the assets, as follows:

Fixtures, fittings and equipment	5 years
Computer equipment	3 years
Leasehold improvements	3 years

Other Investments

        Other investments represent minority shareholdings in non-publicly traded companies and are stated at historical cost, less any provision for impairment. The investments in non-publicly traded companies are considered impaired when a review of the investee's financial status, operations and other indicators of impairment indicate that the carrying value of the investment is not likely to be recoverable.

Equity Method of Accounting

        The Company's initial 33.34% investment in the ordinary shares of Autonomy Nordic AS, one of its value added resellers, was accounted for by the equity method of accounting whereby the investment was carried at cost of acquisition, adjusted for the Company's share of undistributed earnings or losses since acquisition. The goodwill arising represents the difference between the cost of the investment and the Company's proportionate share of the fair value of the net assets at the date of acquisition.

        In October 2000, the Company acquired the remaining 66.66% of Autonomy Nordic AS for aggregate consideration of $4.3 million in the form of 82,873 of the Company's ordinary shares. As a result of the acquisition, Autonomy Nordic AS has become a wholly owned subsidiary of Autonomy Corporation plc. The net goodwill arising from this and the original purchase is approximately $4.5 million.

        With the implementation of SFAS No. 142, amortization of goodwill recorded on the acquisition of Autonomy Nordic AS ceased on January 1, 2002.

        The Company acquired a 49% stake in Dremedia on July 2, 2001, for cash consideration of approximately $450,000, and which has been accounted for in accordance with the equity method.

Share-based Compensation

        The Company has adopted the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" and SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure." As permitted by the provisions of SFAS No. 123, the Company applies Accounting Principles Board Opinion 25 and related interpretations in accounting for its employee share option plans using the intrinsic value method. As a result compensation expense related to options granted is measured based on the intrinsic value of the underlying ordinary shares. See Note 11 for a summary of the pro-forma effects on reported net profit and earnings per share for fiscal periods 2002, 2001 and 2000 based on the fair value of options and shares granted as prescribed by SFAS No. 123.

Income Taxes

        The Company follows SFAS No. 109,"Accounting for Income Taxes." Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are recognized in full subject to a valuation allowance to reduce the carrying amount of the asset to that which is more likely than not to be realized.

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

Major Customers

        In 2002, 2001 and 2000, no customer accounted for 10% or more of total revenues.

Geographical Analysis of Sales

        A geographical analysis of sale is set out in note 15.

Software Development Costs

        The Company capitalizes internally generated software development costs under the provision of SFAS No. 86, "Accounting for Costs of Computer Software to be Sold, Leased or Otherwise Marketed." Capitalization of computer software development costs begins upon the establishment of technological feasibility, which the Company has defined as completion of a working model. Thereafter all software production costs are capitalized and subsequently reported at the lower of cost or net realizable value. Capitalized costs are amortized based on current and future revenue for each product with an annual minimum amortization charge equal to the straight-line amortization over the remaining estimated economic life of the product. Amounts that could have been capitalized under this statement after consideration of the above factors were immaterial and, therefore, no software development costs have been capitalized by the Company to date.

Research and Development

        Expenditure on research and development is expensed to operations in the year in which it is incurred.

Advertising

        Advertising costs are expensed as incurred. During the years ended December 31, 2002, 2001 and 2000, advertising expenses were approximately $3,992,000, $6,294,000 and $9,044,000, respectively.

Operating Leases

        Costs in respect of operating leases are charged on a straight-line basis over the lease term even if the payments are not made on such a basis.

Foreign Currency

        The functional currency of the Company and its UK subsidiaries is the pound sterling. The functional currencies of the other subsidiaries are their local currencies.

        In accordance with SFAS No. 52 "Foreign Currency Translation," transactions in currencies other than the local currency are recorded at the rate of exchange ruling at the date of the transaction. Monetary assets and liabilities denominated in currencies other than the local currency are translated at the exchange rates prevailing at the balance sheet dates.

        On consolidation, in accordance with SFAS No. 52, non-UK subsidiaries' assets and liabilities are translated to pounds sterling at the exchange rates prevailing at the balance sheet dates and the statements of operations and cash flows are translated at the average exchange rates for the relevant periods. Exchange differences arising from the retranslation of the opening net assets of non-UK subsidiaries, together with the differences arising between the statements of operations translated at the average exchange rates and the rates prevailing at the balance sheet dates for the relevant periods, are recorded in a separate component of shareholders' equity.

        All other exchange gains and losses are recorded in the statements of operations.

        These financial statements are presented in U.S. dollars in accordance with SFAS No. 52, using the principles set out above to translate the pounds sterling consolidated financial statements.

Comprehensive Income

        The Company accounts for comprehensive income in accordance with SFAS No. 130 "Reporting Comprehensive Income" which requires companies to report all changes in equity during a period, except those resulting from investment by owners and distribution to owners, in a financial statement for the period in which they are recognized. The Company has chosen to disclose Comprehensive Income, which encompasses net income and foreign currency translation adjustments, in the Consolidated Statement of Changes in Shareholders' Equity.

Concentration of Credit Risk

        Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash investments and trade receivables. The Company has cash investment policies that limit investments to investment grade securities with credit worthy financial institutions. Accounts receivable are typically unsecured. The Company performs ongoing credit evaluations of its customers' financial positions and maintains provisions for potential bad debt losses.

Accounting Pronouncements Issued But Not Yet Adopted

        SFAS No. 146.    In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This standard requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activity. The provisions of this Statement are effective prospectively for exit or disposal activities initiated after December 31, 2002, with earlier adoption encouraged.

        The adoption of SFAS No. 146 is not expected to have a material impact on the financial position or the results of operations of the Company.

4      Share-based compensation expense

        The amortization of share-based compensation expense (benefit) is summarized as follows (in thousands):

	Year Ended December 31,
	2002	2001	2000
Sales and marketing expenses	$—	$—	$105
Research and development expenses	—	(197)	—

	$—	$(197)	$105

5      Plant and equipment

        Plant and equipment consists of the following at December 31, 2002, 2001 and 2000 (in thousands):

	December 31,
	2002	2001	2000
Fixtures, fittings and equipment	$615	$366	$215
Computer equipment	2,963	2,415	1,792
Leasehold improvements	1,201	1,174	216

	4,779	3,955	2,223
Less accumulated depreciation	(2,697)	(1,717)	(958)

Net plant and equipment	$2,082	$2,238	$1,265

        The depreciation expense for the years ended December 31, 2002, 2001 and 2000, respectively, was $844,000, $741,000 and $582,000.

6      Intangible assets

        Intangible assets consists of the following at December 31, 2002, 2001 and 2000 (in thousands):

	December 31,
	2002	2001	2000
Software technology rights	$5,867	$4,439	$4,510
Less accumulated depreciation	(5,031)	(4,283)	(3,543)

Net intangible assets	$836	$156	$967

        The amortization expense of software technology rights for the years ended December 31, 2002, 2001 and 2000 respectively was $303,000, $806,000 and $1,643,000. Software technology rights include the cost of software licenses to use third parties' software.

        Estimated aggregate amortization expense for each of the next five years is as follows (in thousands):

Year Ended December 31,
2003	$367
2004	320
2005	149
2006	—
2007	—

7      Goodwill

	December 31,
	2001	2000
	(in thousands)
Goodwill, cost	$5,226	$5,329
Less accumulated amortization	(837)	(182)

Goodwill, net	$4,389	$5,147

        Following adoption of SFAS 142, the net amount of goodwill brought forward of $4,389,000 becomes the cost of goodwill and is no longer amortized.

        On May 17, 2000, the Company acquired 60% of SoftSound Limited for cash consideration of $908,000 with goodwill arising of $898,000. The acquisition was accounted for using the purchase method. Accordingly, the purchase price was allocated to the assets acquired and liabilities assumed, based on their fair values at the date of acquisition.

        In October 2000, the Company acquired the remaining 66.66% of Autonomy Nordic AS, one of its value added resellers, for aggregate consideration of $4.3 million in the form of 82,873 of the Company's ordinary shares. The acquisition was accounted for using the purchase method. Accordingly, the purchase price was allocated to the assets acquired and liabilities assumed, based on their fair values at the date of acquisition. Autonomy Nordic AS results have been consolidated since October 2000. As a result of the acquisition, Autonomy Nordic AS become a wholly owned subsidiary of Autonomy Corporation plc. The net goodwill arising from this and the original purchase was approximately $4,500,000.

        Due to the adoption of SFAS No. 142 on January 1, 2002, goodwill arising on the acquisitions of SoftSound Limited and Autonomy Nordic AS, which was previously being amortized over periods of three and ten years, respectively, has ceased to be amortized. Had the provisions of SFAS No. 142 been applied to prior years presented, the net income and earnings per share for the years ended December 31, 2002, 2001 and 2000 would have been as follows (in thousands, other than per share data):

	December 31,
	2002	2001	2000
Net profit as reported	$6,127	$9,366	$14,545
Adjustment for amortization	—	660	182

Adjusted net profit	$6,127	$10,026	$14,727

Basic earnings per share as reported	$0.05	$0.07	$0.12
Adjustment for amortization	—	0.01	—

Adjusted basic earnings per share	$0.05	$0.08	$0.12

Diluted earnings per share as reported	$0.05	$0.07	$0.11
Adjustment for amortization	—	0.01	—

Adjusted diluted earnings per share	$0.05	$0.08	$0.11

8      Accrued expenses

        Accrued expenses consisted of the following at December 31, 2002, 2001 and 2000 (in thousands):

	Year Ended December 31,
	2002	2001	2000
Employee compensation	$2,245	$2,234	$4,702
Amounts due to related parties	90	1,111	—
Sales taxes	1,188	973	1,030
Employment tax	378	723	228
Professional fees	436	501	471
General accruals	1,618	2,445	1,682

	$5,955	$7,987	$8,113

9      Equity and other investments

        Equity and other investments include investments representing minority shareholdings in non-publicly traded companies and investments in associates.

        The Company acquired 33.34% of the ordinary shares of Autonomy Nordic AS on March 8, 1999. This investment was accounted for under the equity method. On acquisition, consideration of $565,000 was paid, with goodwill of approximately $524,000 arising. Such goodwill was amortized over a seven-year useful life up to October 2000 resulting in an amortization expense of $52,000 for the year ended December 31, 2000.

        The Company acquired 49% of the ordinary shares of Dremedia Limited on July 2, 2001, for cash consideration of approximately $450,000. This investment has been accounted for under the equity method.

        The Company acquired 19.9% of the ordinary shares of Okana Systems Limited on November 1, 2001, for a cash consideration of approximately $300,000. During the year ended December 31, 2002, the Company acquired minority shareholdings in two non-publicly traded companies for non-cash consideration of approximately $975,000.

10    Commitments and operating lease obligations

        The Company leases its facilities, cars and certain office equipment under non-cancelable operating leases, which have expiration dates ranging from 2003 through 2015. Minimum future lease payments under non-cancelable operating leases as of December 31, 2002 are summarized as follows (in thousands):

Year Ended December 31,
2003	$2,708
2004	1,925
2005	1,647
2006	1,638
2007	1,617
Thereafter	11,988

Total minimum lease payments	$21,523

        Rental expenses under operating leases totalled $3,308,000, $2,570,000 and $1,316,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

11    Shareholders' equity

Share split

        On August 1, 2000, the Company undertook a share split whereby each ordinary share of nominal value £0.01 was divided into three ordinary shares of nominal value 1/3p. All share data contained within these financial statements have been adjusted to reflect the share split.

Ordinary Shares

        In May 2000 the Company issued 2,640,000 ordinary shares of 1/3p at $41.33 per share in connection with an initial public offering of ordinary shares in the United States. The Company raised net proceeds of $99.7 million after deducting expenses of $9.4 million.

Share Repurchases and Treasury Stock

        During 2002, the Company purchased for cancellation 4,980,286 shares at an average price of £1.52 per share, and its Employee Benefit Trust purchased 697,073 shares at an average price of £1.10 per share to be held within the trust for the meeting of option exercises held by the Employee Benefit Trust.

Currency of Dividends

        In the event that the Company was to declare a dividend, such dividend will be declared in pounds sterling. The payment of dividends is restricted to available distributable reserves as defined by the Companies Act 1985.

Share Option Plans

        The Company has two unapproved option plans to provide employees and executives with the opportunity to acquire a proprietary interest in the Company as an incentive to attract and retain the services of employees. The two plans are the UK Discretionary Option Scheme 1996 (the "UK Scheme") and the 1998 US Share Option Plan (the "US Plan"). Under the terms of these plans, options are generally granted with exercise prices not less than the fair market value of the Company's shares, become exercisable as established by the Board of Directors (generally ratably over 4 years), and generally expire seven years from the date of grant.

        The number of ordinary shares allocated under the UK Scheme may not on any date, when aggregated with the number of ordinary shares already allocated under the UK Scheme, the US Plan or any other share plan of the Company over the previous five years, exceed 10% of the issued and outstanding share capital of the Company on that date.

UK Discretionary Option Scheme 1996

        Under the UK Scheme, the Board of Directors may grant to any eligible employee (which may include directors) options over ordinary shares. Such options are personal and may not be transferred.

1998 US Share Option Plan

        The Company's 1998 US Share Option Plan (the "US Plan") was adopted by the Board on June 23, 1998, and a resolution adopting the US Plan was passed by shareholders at an Extraordinary General Meeting of the Company held on July 2, 1998.

        Options over a maximum of 18,000,000 ordinary shares of the Company may be allocated under the US Plan. However, the number of ordinary shares allocated under the US Plan may not on any date, when aggregated with the number of ordinary shares allocated under the US Plan, the UK Scheme or any other share scheme of the Company over the previous five years, exceed 10% of the issued share capital of the Company on that date.

        The following table summarizes the share option plans activity:

	Number of Shares Under Option	Weighted Average Exercise Price
Balance at January 1, 2000	6,111,168	$2.60
Granted	2,726,000	$30.23
Exercised	(2,022,616)	$1.78
Forfeited	(1,079,376)	$7.15

Balance at December 31, 2000	5,735,176	$17.74
Granted	2,376,420	$8.83
Exercised	(342,561)	$2.25
Forfeited	(3,190,070)	$13.70

Balance at December 31, 2001	4,578,965	$17.09
Granted	1,132,500	$3.55
Exercised	(334,769)	$2.95
Forfeited	(930,766)	$18,67

Balance at December 31, 2002	4,445,930	$14.84

        As of December 31, 2002, the Company had the authority to issue 7,903,878 ordinary shares upon the exercise of both outstanding and unallocated options. The range of exercise prices for all options outstanding at December 31, 2002 was $0.53 to $70.00, with a weighted average exercise price of $14.84 and a weighted average remaining contractual life of 4.92 years.

        The following table summarizes information about options outstanding at December 31, 2002.

Range of Exercise Price ($)	Number Outstanding as of December 31, 2002	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price ($)	Number Exercisable as of December 31, 2002	Weighted Average Exercise Price of Exercisable Options ($)
0.53–2.17	808,176	3.91	1.35	541,050	1.09
2.17–4.51	689,307	5.69	2.71	172,149	3.00
4.51–5.13	685,094	5.33	4.81	248,644	4.81
5.13–13.20	606,935	5.91	6.13	95,026	6.75
13.20–31.21	825,625	4.56	23.29	509,583	24.48
31.21–41.67	565,500	4.58	39.68	233,500	39.42
41.67–70.00	265,293	4.58	54.00	197,234	53.65

	4,445,930	4.92	14.84	1,997,186	17.63

All share and per share data reflect a 3-for-1 share split effective from August 1, 2000.

        In addition to the above, in 1996, 5,391,100 options were granted to Richard G. Gaunt by two principal shareholders, Dr. Michael R. Lynch and Apax Fund Nominees Limited, over issued ordinary shares held by them. These options had an exercise price of 1/3p and all became exercisable on July 10, 1998, following the admission of the Company's shares to EASDAQ (now Nasdaq Europe). Nil, Nil and 816,860 of these options were exercised during the twelve months ended December 31, 2002, 2001 and 2000 respectively, and 4,114,240 remain outstanding and exercisable at December 31, 2002, with a remaining contractual life of 0.9 years.

Accounting for Share-Based Compensation

        As permitted under SFAS No. 123, the Company has elected to follow Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" ("APB No. 25") in accounting for share-based awards to employees, for options granted under the Share Option Plans. The compensation charge arising is calculated by fixed plan accounting. Accordingly, for the years ended December 31, 2002, 2001 and 2000, compensation (income) expense of $Nil, $(197,000) and $105,000, respectively, were recognized for options granted under these plans.

        Following the Company's admission to EASDAQ (now Nasdaq Europe) on July 10, 1998 options have been granted with an exercise price equal to current market value at the date of grant. No compensation expense is recognized with respect to such awards.

        Pro-forma information regarding net profit (loss) and net profit (loss) per share is required by SFAS No. 123 and has been determined as if the Company had accounted for its employee share options and the options granted by shareholders under the fair value method consistent with the method prescribed by SFAS No. 123. The fair value of these options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for December 31, 2002:

  •
  risk free interest rate of 3.89% (December 31, 2001: 4.54%, and 2000: 6.30%);

  •
  dividend yield of 0% (December 31, 2001 and 2000: 0%);

  •
  volatility factor of 100% (December 31, 2001, and 2000: 100%); and

  •
  an expected life of the option of four years.

        The following table summarizes information about the weighted average fair value of options granted, calculated using the Black-Scholes option pricing model, for the years ended December 31, 2002, 2001 and 2000.

	Year ended December 31, 2002		Year ended December 31, 2001
	Weighted average fair value ($)	Weighted average fair value ($)	Weighted average fair value ($)	Weighted average exercise price ($)
Exercise price to market:
Equals	2.51	3.55	6.28	8.83
All options	2.51	3.55	6.28	8.83

All share and per share data reflect a 3-for-1 share split effective from August 1, 2000.

	Year ended December 31, 2000
	Weighted average fair value ($)	Weighted average exercise price ($)
Exercise price to market:
Equals	21.84	30.31
All options	21.84	30.31

All share and per share data reflect a 3-for-1 share split effective from August 1, 2000.

        For purposes of pro-forma disclosures, the estimated fair value of the options is amortized over the options' vesting period, which is generally four years. At December 31, 2002, the Company has stock-based compensation plans, which are described more fully in this note. The Company accounts for those plans under the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations. The following table illustrates the effect on net profits and earnings per share if the Company had applied the fair value recognition provisions of FASB Statement No. 123, "Accounting for Stock-Based Compensation", to stock-based employee compensation.

	Year ended December 31,
	2002	2001	2000
	(in thousands, except per share data)
Net profit, as reported	$6,127	$9,366	$14,545
Add: Stock-based employee compensation expense (benefit) included in reported net profit, net of related tax effects	—	(197)	105
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(6,382)	(20,641)	(15,315)

Pro forma net loss	$(255)	$(11,472)	$(665)

Earnings (loss) per share:
Basic—as reported	$0.05	$0.07	$0.12
Basic—pro forma	$(0.00)	$(0.09)	$(0.01)
Diluted—as reported	$0.05	$0.07	$0.11
Diluted—pro forma	$(0.00)	$(0.09)	$(0.01)

All share and per share data reflect a 3-for-1 share split effective from August 1, 2000.

12    Income taxes

        The (benefit) provision for income taxes are as follows (in thousands):

	December 31,
	2002	2001	2000
UK—income taxes	$(453)	$4,563	$5,940
UK—deferred taxes	(123)	(420)	—
Rest of Europe—income taxes	66	—	91
Rest of Europe—deferred taxes	—	(246)	—
US—income taxes	431	—	—
US—deferred taxes	(164)	—	116

Total (benefit) provision	$(243)	$3,897	$6,147

        Analysis of taxable profit (losses) by jurisdiction are as follows (in thousands):

	December 31,
	2002	2001	2000
UK	$(1,760)	$11,388	$16,143
Rest of Europe	392	(820)	300
US	7,252	2,695	4,249

	$5,884	$13,263	$20,692

        The net deferred taxes are analyzed as follows (in thousands):

	December 31,
	2002	2001	2000
Deferred tax assets:
Losses carried forward	$29,705	$32,589	$30,683
Excess of tax value over book value of fixed assets	386	202	114
Other short term differences	858	637	1,179
Tax credits	—	—	4

	30,949	33,428	31,980
Valuation allowance	(29,376)	(31,823)	(30,558)

Net deferred tax asset	1,573	1,605	1,422
Deferred tax liabilities:
Other short term timing differences	(561)	(933)	(1,422)

Net deferred taxes	$1,012	$672	$—

        A reconciliation of the (benefit) provision for income taxes with the amount computed by applying the statutory income tax rate of 30% to profit before income taxes is as follows (in thousands):

	December 31,
	2002	2001	2000
Income tax expense computed at statutory income tax rate	$1,765	$3,979	$6,208
Differences in statutory income tax rates	293	77	113
Goodwill amortization	—	184	55
Share based compensation	—	(59)	31
State tax	363	68	165
Interest refund	(308)	—	—
Other	(164)	(616)	(102)
Change in valuation allowance	(2,192)	264	(323)

(Benefit) provision for income taxes	$(243)	$3,897	$6,147

        A valuation allowance has been recorded for certain deferred tax assets of Autonomy, Inc. and Autonomy Nordic AS as it is more likely than not that the deferred tax assets will not be realized. With respect to Autonomy, Inc. as of December 31, 2002, the Company has approximately $77.3 million of federal net operating loss carry-forwards, and $234,000 in research and development tax credits available to reduce future federal income taxes. The net operating loss carry-forwards and tax credits expire at various dates through fiscal year 2022. The Company also has approximately $53.4 million of state net operating loss carry-forwards, which expire at various dates through fiscal year 2012, and $Nil in research and development tax credits available to reduce future California state income taxes. With respect to Autonomy Nordic AS, as of December 31, 2002, the Company has approximately $1.2 million operating loss carry-forwards.

        Deferred tax assets of approximately $28 million pertain to certain net operating loss and credit carry-forwards resulting from the exercise of stock options. When recognized, the tax benefit of these losses will be accounted for as a credit to additional paid-in capital rather than a reduction of the income tax provision.

13    Related Party Transactions

        During the years ended December 31, 2002, 2001 and 2000 the Company incurred expenses of $602,000, $239,008 and $336,000 respectively for management and software development services from Cambridge Neurodynamics Limited and made sales, rent charges and recharges of other expenses to Cambridge Neurodynamics Limited of $88,000, $149,000 and $23,000 in the years ended December 31, 2002, 2001 and 2000 respectively. The Company owed Cambridge Neurodynamics Limited $90,000, $379,000 and $Nil at December 2002, 2001 and 2000 respectively.

        During the years ended December 31, 2002, 2001 and 2000 the Company incurred expenses of $993,000, $1,102,000 and $Nil respectively from NCorp Limited and made sales to NCorp Limited of $266,000, $160,000 and $412,000. At December 31, 2002, 2001 and 2000, NCorp Limited owed the Company $Nil, $34,000 and $463,000. At December 31, 2002, 2001 and 2000, the Company owed NCorp $851,000, $1,111,000 and $Nil, respectively. Cambridge Neurodynamics Limited and NCorp Limited are companies controlled by Dr. Lynch. Management believes that all related party transactions are conducted on a normal commercial basis.

        The Company acquired 49% of the ordinary shares of Dremedia Limited on July 2, 2001. During the years ended December 31, 2002 and 2001, the Company made sales to Dremedia of $427,000 and $340,000, and the Company made loans to Dremedia of $968,000 and $564,000, respectively. As of December 31, 2002 and 2001, Dremedia owed the Company $1,617,000 and $912,000, and the Company owed Dremedia $Nil and $436,000, respectively.

        On November 21, 2001, the Company loaned £200,000 (approximately $321,000) to an executive officer. The loan is repayable on November 20, 2004, only if the executive receives or is entitled to receive, bonuses, commissions or otherwise above base salary equal to three times the amount due. The loan bears interest at market rates of Barclays Bank plc Base Rate plus 0.60%, which throughout 2002 totalled 4.60%. As of December 31, 2002, £210,208 was outstanding under the loan. The Company is amortizing the loan over its life of three years.

14    Earnings (loss) per share

        SFAS No. 128, "Earnings per Share," requires companies to compute net earnings per share under two different methods, basic and diluted, for all periods for which a statement of operations is presented. Basic earnings or loss per share is computed by dividing the net earnings or loss by the weighted average number of ordinary shares outstanding for all periods. Diluted earnings per share reflects the potential dilution that could occur if the earnings were divided by the weighted average number of ordinary and ordinary share equivalents outstanding during the period. Diluted earnings per share is computed by dividing the net income by the weighted average number of ordinary shares and ordinary share equivalents from outstanding share options unless they would have an anti-dilutive effect. Ordinary share equivalents are calculated using the treasury stock method and represent incremental shares issuable upon exercise of the Company's outstanding options. The following table provides a reconciliation of the numerators and denominators used in calculating basic and diluted earnings per share for the years ended December 31, 2002, 2001 and 2000.

	Year ended December 31,
	2002	2001	2000
	(in thousands, except per share data)
Net profit	$6,127	$9,366	$14,545
Basic and diluted earnings per share available to ordinary shareholders:
Profit available to ordinary shareholders	$6,127	$9,366	$14,545

Weighted average ordinary shares outstanding	126,716	127,155	125,259
Effect of dilutive share options	894	108	6,142

Weighted average ordinary shares outstanding assuming dilution	127,610	127,263	131,401

Basic earnings per share	$0.05	$0.07	$0.12

Diluted earnings per share	$0.05	$0.07	$0.11

All share and per share data reflect a 3-for-1 share split effective from August 1, 2000.

        Approximately 3,552,000, 5,572,000 and 239,000 weighted average share options at December 31, 2002, 2001 and 2000, respectively, have been excluded from the computation of diluted earnings per share due to the options being anti-dilutive.

15    Segment information

        The Company reports segment information in accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision makers, or decision making group, in deciding how to allocate resources and in assessing performance. The Company's chief operating decision-making group is the executive committee, which is comprised of the chief executive officer, the chief operating officer and various senior officers of the Company.

        The Company is organized geographically but in the opinion of the directors, there is only one distinct reportable segment, on the basis that the geographical operations have characteristics so similar that they can be expected to have essentially the same future prospects.

        Analysis of sales by geographical area determined by customer location is as follows (in thousands):

	Year ended December 31,
	2002	2001	2000
UK	$7,557	$12,665	$18,200
Rest of Europe	16,181	14,243	14,407
US	26,184	24,362	30,240
Other	1,039	1,324	2,575

	$50,961	$52,594	$65,422

        Long Term assets are geographically located as shown below (in thousands):

	As of December 31, 2002
	UK	Norway	US	Total
Plant and equipment, net	$1,681	$37	$364	$2,082
Goodwill, net	113	4,736	—	4,849
Intangible assets, net	836	—	—	836
Equity and other investments	1,248	—	150	1,398

	$3,878	$4,773	$514	$9,165

	As of December 31, 2001
	UK	Norway	US	Total
Plant and equipment, net	$1,693	$67	$478	$2,238
Goodwill, net	102	4,287	—	4,389
Intangible assets, net	156	—	—	156
Equity and other investments	1,967	—	345	2,312

	$3,918	$4,354	$823	$9,095

	As of December 31, 2000
	UK	Norway	US	Total
Plant and equipment, net	$657	$51	$557	$1,265
Goodwill, net	233	4,914	—	5,147
Intangible assets, net	967	—	—	967
Equity and other investments	1,710	—	351	2,061

	$3,567	$4,965	$908	$9,440

16    Valuation and qualifying accounts

        An analysis of the allowance for uncollectable accounts is set out below (in thousands):

	Balance at beginning of period	Charged to expenses	Utilized	Balance at end of period
Year ending December 31,
2000	$2,197	$1,575	$(597)	$3,175
2001	$3,175	$1,005	$(1,347)	$2,833
2002	$2,833	$1,969	$(1,584)	$3,218

17    Fair values of financial instruments

        The following information is presented in compliance with the requirements of SFAS No. 107, "Disclosures about Fair Value of Financial Instruments". The carrying amounts and fair values of the material financial instruments are shown below (in thousands):

	December 31, 2002		December 31, 2001		December 31, 2000
	Carrying value	Fair value	Carrying value	Fair value	Carrying value	Fair value
Cash and cash equivalents	$147,472	$147,472	$143,604	$143,604	$137,490	$137,490
Other investments	$1,398	$1,398	$2,312	$2,312	$2,061	$2,061

        The fair values of financial instruments, which principally comprise cash and cash equivalents, are considered to be equivalent to their carrying values.

18    Employee Benefit Plans

        The Company sponsors a 401(k) plan that allows all U.S. employees that have completed 30 days of service to contribute up to 15% of their compensation, limited to $11,000 in 2002. Employee contributions and earnings thereon vest immediately. Although the Company may make discretionary matching contributions to the 401(k) plan, none have been made to date.

19    Non-monetary transactions

        The Company's customers include a number of its suppliers and on occasion, the Company has purchased goods or services for the Company's operations from these vendors at or about the same time the Company has licensed its software to these organizations. These transactions are separately negotiated, settled in cash, and recorded at terms the Company considers as a normal commercial basis. During the year ended December 31, 2002, the Company recognized approximately $240,000 of software license revenues from transactions with vendors where the Company purchased goods or services from those vendors at or about the same time as the software license transactions.

        The Company has also entered into joint marketing arrangements with some of its OEM partners in order to facilitate promotion of the joint products in the marketplace and enhance ongoing royalty generating capacity. The Company recorded these transactions by recording revenue and marketing expense based on actual expenditure of its OEM partner. During the year ended December 31, 2002, the Company funded approximately $400,000 into joint marketing arrangements with OEM customers.

        The Company accepted shares in two of its customers in settlement of outstanding debtor obligations in the amount of approximately $975,000. The investments are accounted for under the cost method and are included in equity and other investments on the balance sheet.

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
  Item 15. Controls and Procedures
  Item 16A. Audit Committee Financial Expert
  Item 16B. Code of Ethics
PART III
  Item 17.
  Item 18. Financial Statements
  Item 19. Exhibits
SIGNATURES
INDEX TO EXHIBITS
CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
AUTONOMY CORPORATION PLC INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
AUTONOMY CORPORATION PLC REPORT OF INDEPENDENT AUDITORS
AUTONOMY CORPORATION PLC CONSENT OF INDEPENDENT AUDITORS
AUTONOMY CORPORATION PLC REPORT OF INDEPENDENT AUDITORS
AUTONOMY CORPORATION PLC CONSOLIDATED STATEMENTS OF OPERATIONS (in thousands of US dollars, except per share data)
AUTONOMY CORPORATION PLC CONSOLIDATED BALANCE SHEETS (in thousands of US dollars, except share data)
AUTONOMY CORPORATION PLC CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (in thousands of US dollars, except share data)
AUTONOMY CORPORATION PLC CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands of US dollars)
AUTONOMY CORPORATION PLC NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS