Form 20-F/A
period 2002-10-31
AUTONOMY CORP PLC
filed 2003-11-06
CIK 1111492

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
Amendment No. 1

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

The rapid evolution of the markets we serve makes evaluating our business prospects difficult

        We were incorporated on March 21, 1996, and began shipping products in July 1996. Because of the rapid evolution of our markets, together with our limited operating history which includes only one major economic cycle, we believe making predictions regarding our future operating results is difficult. As an investor in our ordinary shares or ADSs, you should consider the risks and difficulties that we face as a relatively young company, compared to other companies with much longer operating histories, in a new and rapidly evolving market. Our ability to address these risks depends on a number of factors, which include our ability to:

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

        The fundamental capabilities of the DRE allow it to be embedded in a wide range of applications, such as customer relationship management systems, enterprise portals, enterprise resource planning systems and security applications, and facilitate the management of information and decision making process.

Strategy and History

        Our objective is for our technology to become established as a universal independent data operating layer, automatically performing operations across all forms of unstructured applications, delivered to the end-user regardless of software application. We plan to achieve this by continuing to embed our DRE platform in a wide range of OEM products, such as enterprise portals, product life cycle management and content management products and employee resource systems, as well as our own products. Our products are compatible with all major operating systems and therefore most known hardware platforms. We expect to take advantage of our technological leadership, strategic relationships, broad-based direct and indirect sales and marketing efforts and scalable business model to establish our products and technology as essential elements of information management.

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

        Through a dedicated team, we are modifying our products to address the limitations of wireless information delivery. Current problems include small screens and limited memory in handheld devices such as mobile phones, pagers and personal digital assistants. Many of our products, including Portal-in-a-Box and Autonomy Update, are now available with Wireless Application Protocol (WAP, a high-speed mobile phone standard), I-Mode (a Japanese messaging standard), Palm (a handheld computer operating system) and 3G (a high-speed mobile phone standard) compliant interface modules.

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

End-User Customers

        We have developed end-user applications for selected markets where we believe the demand for our technology is most immediate and where we believe we are best suited to create and offer the application to the market. Our products are horizontal applicable, and have been implemented globally, in multiple languages, in almost every type of industry to address a wide range of automation requirements. As of December 31, 2002, we have sold our products to over 575 customers across multiple vertical markets for varied uses, including:

Consulting	E-Commerce	Financial	Government/Investigative
Butler Group Cap Gemini E&Y Cluster Consulting Pink Rokkade KPMG	Safeway Tesco Telia Yatack	Bank of Montreal Deutsche Bank Dresdner Kleinwort HSBC Investment Lloyds TSB Nationwide RoyalSunAlliance Zurich Financial	US DIA DTI NASA Securicor UK Police Forces US Army US Dept. Of Defense US Dept. of Homeland Security

Corporate	Legal
BP Ingersoll-rand Nestlé Philips	Addleshaw Booth Butterworths Freshfields U.K. Law Society

Manufacturing	Media	Pharmaceutical	Technology
BAE Systems Daimler Chrysler Ford Motor Company Fujitsu General Motors Halliburton Philip Morris Skanska Volkswagen	BBC BostonHerald BskyB Internet.com Knightridder LineOne McGraw Hill Reed Elsevier Reuters SF Gate	Astra Zeneca GlaxoSmithkline LocusMedicus Merck Novartis Pfizer	BEA Compaq EMC Corporation HP IBM Intel Oracle Seagate Sun Sybase Unisys Vignette

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

        Strategic relationships and business affiliations are a fundamental part of our overall marketing strategy, in addition to sales through our other channels. Through our Autonomy Advantage Program we facilitate new product development, collaborative marketing initiatives and joint sales efforts with a select group of OEMs, value added resellers, systems integrators, consultants and developers. Through the Autonomy Advantage Program we offer training on the installation and use of our products, enabling our partners to be certified as an Autonomy-Authorized Partner, and conduct joint marketing exercises such as tradeshows and seminars. We are not dependent on our relationship with any one or group of our partners.

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

        We have undertaken a patent program to aggressively seek patent protection, in addition to our other forms of intellectual property protection. We have filed multiple patent applications with the United States Patent and Trademark Office with respect to portions of our core technology, with similar applications under various international patent applications, all of which are pending. SoftSound has been issued two patents in the United States with respect to speech recognition and analysis techniques. However, we currently do not have any granted patent on our core technology that would preclude or inhibit competitors from entering our markets. Our business is not reliant on the issuance of any one or a group of these patents. However, were any or all of these patent applications denied we may be subject to increased competition and claims on our intellectual property rights in one or multiple jurisdictions. To date we have not received any claims on these rights.

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

Facilities

        Our headquarters are located at Cambridge Business Park, Cowley Road, Cambridge CB4 0WZ, United Kingdom, where we lease an approximately 42,000 square foot building, for rent of approximately $1.4 million per annum. The term of the lease commenced on February 28, 2001 and expires on February 27, 2015, with rent reviews on the fifth and tenth anniversaries of the completion of the building. We sublease approximately two-thirds of the building to other tenants. We sublease a portion of this space to Cambridge Neurodynamics Limited and Ant Limited. Our main U.S. office is located at 301 Howard Street, San Francisco, California 94105, where we lease approximately 9,500 square feet of office space. The initial term of this lease commenced on April 17, 1999 and expires on April 17, 2004. We lease approximately 3,500 square feet of office space in Reston, Virginia, under a lease which commenced on November 1, 2000, and expires on October 31, 2007. We lease small amounts of office space in Oslo, Norway, and Stockholm, Sweden, under leases which commenced on March 8, 1999, and April 2, 2000, respectively, and expire on March 7, 2004, and September 30, 2003, respectively. We also use serviced office facilities and home offices throughout North America, Europe and Asia. We believe that, if needed, alternative locations for each of these facilities can be secured on acceptable terms and within a reasonable time.

General

        We were incorporated under the laws of England and Wales on March 21, 1996, and are registered as a public company limited by shares under the name Autonomy Corporation plc. Our principal place of business and registered office is located at Cambridge Business Park, Cowley Road, Cambridge CB4 0WZ, United Kingdom, and our phone number at that address is +44 (0)1223 448 000. Our agent for service of process in the United States is CT Corporation, 111 Eighth Avenue, 13th Floor, New York, NY 10011, and their phone number is (212) 894-8600.

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

        A complete analysis of revenues and assets by geographic location is set forth in Note 15 of the Consolidated Financial Statements included herein.

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

        Cost of revenues.    Cost of revenues was $0.9 million in 2002, a decrease of approximately $1.0 million or 52.6% from $1.9 million in 2001. This decrease was primarily due to lower hardware expenditures, third party licenses and appointing third parties for training, implementation and other services. In particular, third party licences for development of software for new mobile phone networks decreased by $660,000 in 2002 from 2001, and costs of training decreased by $35,000 in 2002 from 2001. We expect cost of revenues to remain stable or slightly increase in the foreseeable future, dependent on unknown customer needs relating to specific emerging technology platforms.

        Gross profit.    Gross profit was $50.0 million in 2002, a decrease of $0.7 million or 1.4% from $50.7 million in 2001. Gross profit margin was 98% in 2002, an increase of approximately 2.0% from 96% in 2001 due to the cost reductions discussed above.

  Operating Expenses

        General and administrative.    General and administrative expenses, which principally comprise staff and office costs, were $6.5 million in 2002, a decrease of $1.1 million or 14.5% from $7.6 million in 2001. During 2002 staff costs decreased by approximately $447,000 due to a decrease in administrative staff, and office costs decreased by $653,000 due to lower rates on and closure of serviced office facilities. We believe that general and administrative costs will remain relatively flat in absolute dollar terms in the foreseeable future.

        Sales and marketing.    Sales and marketing expenses were $29.2 million in 2002, a decrease of $2.5 million or 7.9% from $31.7 million in 2001. The decrease was due to a number of factors, including a decrease in advertising, promotion, marketing and public relations rates, representing savings of approximately $2.8 million, offset by increased sales commissions of approximately $300,000. We anticipate, however, that we will continue to make significant investments in sales and marketing expenditures, and that our quarterly sales and marketing expenses will increase in absolute dollars together with a general increase in advertising, promotion, marketing and public relations rates.

        Provision for doubtful accounts.    Provision for doubtful accounts was $2.0 million in 2002, an increase of $1.0 million or 100.0% from $1.0 million in 2002. Provision for doubtful accounts represented 3.9% of revenues in 2002, as compared to 1.9% in 2001. This increase in dollar and percentage terms was primarily due to provisioning against a greater number of customers with outstanding balances at December 31, 2002, as compared to December 31, 2001, due to lengthening of days sales outstanding as a result of deteriorating economic conditions affecting our customers' speed of payment.

        Share-based compensation.    Amortization of share-based compensation was $Nil in 2002, compared to a credit of $0.2 million in 2001 due to exercise of options or cancellation following termination of employment. Amortization of share-based compensation is included in the operating expense to which it relates.

        Research and development.    Research and development expenses were $9.2 million in 2002, an increase of $0.9 million or 10.8% from $8.3 million in 2001. The increase in research and development expenses was due to costs of $1.4 million associated with the development of new products, including the Autonomy's Collaboration and Expertise Networks, Legacy Compatibility Modules and the new development of PODs, offset by a decrease of $447,000 in personnel costs. We believe that research and development expenses will continue to increase in absolute dollars in the future primarily due to the introduction of new products and other anticipated product development efforts.

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

        Profit before benefit (provision) for income taxes and share of loss of associated company and minority interest.    As a result of the above factors, we reported a profit before taxes and share of loss of associated company and minority interest of $6.5 million and net profit of $6.1 million in 2002, as compared to a profit before taxes and share of loss of associated company and minority interest of $13.3 million and net profit of $9.4 million in 2001. This decrease is primarily attributable to a decrease of gain on foreign exchange of $5.0 million or 98.0% from 2001 to 2002.

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

Years ended December 31, 2001 and 2000

        Revenues.    Revenues were $52.6 million in 2001, a decrease of approximately $12.8 million or 19.6% from $65.4 million in 2000. This decrease was primarily the result of a general worldwide slowdown in the macro-economic environment which affected IT spending patterns including, in particular, the lengthening of purchasing cycles. During this period the broad economic slowdown also caused IT spending in our markets to rapidly and dramatically decrease, resulting in reduced volume of sales. However during this period we did not reduce our prices for license fees.

        Cost of revenues.    Cost of revenues was $1.9 million in 2001, a decrease of approximately $2.0 million or 51.3% from $3.9 million in 2000. This decrease was primarily due to a decrease of $600,000 relating to amortization of rights to our core technology, approximately $1.0 million in sub-contractor and implementation costs and $0.7 million in sales commissions, offset an increase of $0.5 million for costs of training and packaging costs.

        Gross profit.    Gross profit was $50.7 million in 2001, a decrease of $10.8 million or 17.6% from $61.5 million in 2000. Gross profit margin was 96% in 2001, an increase of approximately 2% from 94% in 2000 due to cost reductions discussed above.

  Operating Expenses

        General and administrative.    General and administrative expenses, which principally comprise staff and office costs, were $7.6 million in 2001, a decrease of $0.1 million or 1% from $7.7 million in 2000. Office costs decreased from 2000 to 2001 due to closure of one serviced office facility.

        Sales and marketing.    Sales and marketing expenses were $31.7 million in 2001, a decrease of $2.0 million or 5.9% from $33.7 million in 2000. The decrease was due to a number of factors, including a decrease in advertising, promotion, marketing and public relations rates, accounting for savings of approximately $4.2 million and a decrease in sales commissions of $1.6 million as a result of reduced revenues, offset primarily by an increase in personnel costs of $2.1 million due to increased headcount.

        Provision for doubtful accounts.    Provision for doubtful accounts was $1.0 million in 2001, a decrease of $0.6 million or 37.5% from $1.6 million in 2000. Provision for doubtful accounts represented 1.9% of revenues in 2001, as compared to 2.4% in 2000. This decrease as a percentage of revenues was primarily due to better monitoring and improved collection practices, resulting in decreased days sales outstanding.

        Share-based compensation.    Amortization of share-based compensation was a credit of $0.2 million in 2001, compared to an expense of $0.1 million in 2000, due to a rise in share price and exercise of associated options. Amortization of share-based compensation is included in the operating expense to which it relates.

        Research and development.    Research and development expenses were $8.3 million in 2001, an increase of $1.8 million or 27.7% from $6.5 million in 2000. The increase in research and development expenses was due to an increase in technical personnel, accounting for an increase in spending of approximately $741,000, and costs of $1.1 million associated with the development of new products, including the completion of the IDOL platform, the Autonomy XML Engine and the new development of PODs.

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

        Net cash used in financing activities was $12.1 million in 2002, compared to net cash provided by financing activities of $0.7 million in 2001. Net cash provided by financing activities in the year ended December 31, 2000 was $103.7 million. Net cash used in financing activities in 2002 was primarily due to the commencement of a share repurchase program during 2002. During 2002, we purchased for cancellation 4,980,286 shares at an average price of approximately $2.45 per share.

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

        Historically we have had a significant accounts receivable balances at the end of any reporting period, primarily as a result of slower payment practices in continental Europe which accounts for a significant portion of our business. During 2002 we saw a slowing of accounts receivable turnover as a result of deteriorating economic conditions affecting our customers' speed of payment. We expect this trend will reverse during 2003 with improved economic conditions affecting general rates of payment. During 2002 we have not made any significant changes to our credit policies, collection efforts, credit utilization or delinquency policies.

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

        In December 2002, the FASB issued interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others ("FIN 45")." FIN 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. We have adopted the initial recognition and measurement of the fair value of the obligation undertaken in issuing the guarantee and the disclosure requirements of FIN 45 on a prospective basis for all guarantees. The effect of the adoption of FIN 45 on our operations, financial position or cash flows for the year ended December 31, 2002, was not material.

        In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities ("FIN 46")." FIN 46 requires an investor with a majority of the variable interests in a variable interest entity ("VIE") to consolidate the entity and also requires majority and significant variable interest investors to provide certain disclosures. A VIE is an entity in which the equity investors do not have a controlling interest, or the equity investment at risk is insufficient to finance the entity's activities without receiving additional subordinated financial support from the other parties. For arrangements entered into with VIEs created prior to January 31, 2003, the provisions of FIN 46 are required to be adopted at the beginning of the first interim or annual period beginning after June 15, 2003. The provisions of FIN 46 are effective immediately for all arrangements entered into with new VIEs created after January 31, 2003. To date, we have not invested in any VIE's and do not expect the adoption of FIN 46 to be material on our operations, financial position or cash flows.

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

Compensation of Directors

        Compensation, excluding the issue of share options, paid to our directors (5 persons) for the year ended December 31, 2002, was as follows:

	Salary	Benefits in Kind	Bonuses	Total 2002	Total 2001
Executive Directors (in $)
Dr. Michael R. Lynch(1)	160,950	9,847	—	170,797	170,797
Richard G. Gaunt(1)	144,855	7,241	—	152,096	152,096
Non-executive Directors (in $)
Barry M. Ariko	25,000	—	—	25,000	25,000
John P. McMonigall(1)	16,095	—	—	16,095	16,095
Richard N. Perle(1)	—	—	—	—	—

	321,900	17,088	—	363,988	363,988

(1)
Paid in British Pounds Sterling and translated into U.S. Dollars at an exchange rate of £1.00=$1.6095, the Noon Buying Rate on December 31, 2002.

        Amounts paid include salary and benefits-in-kind, consisting of company cars. No Director has any entitlement to pension, retirement or similar benefits from us. Accordingly no amounts have been set aside or accrued for such items. Non-executive directors are reimbursed for their reasonable out-of-pocket expenses incurred in attending the meetings of our board of directors and committees thereof.

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

        Dr. Lynch's agreement, dated July 9, 1998, provides for his employment as Managing Director and Chief Executive Officer, at a salary of approximately $160,950 (£100,000) per annum. Mr. Gaunt's agreement, dated July 9, 1998, provides for his employment as our Technical Director and Chief Technology Officer, at a salary of approximately $144,855 (£90,000). Each are also entitled to current benefits generally made available to all employees and any fees or remuneration he is entitled to as a director of Autonomy. Each of these agreements has no fixed term and can be terminated by either party on not less than six months notice. For 12 months following the termination of employment, Dr. Lynch and Mr. Gaunt are prohibited from soliciting our clients, customers and employees and from competing with us in a similar geographic area.

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

        Messrs. Ariko, McMonigall and Perle serve as our directors under appointment letters with us dated January 7, 2000, July 2, 1998 and February 23, 2000, respectively. Under these letters, Mr. Ariko is paid an annual fee of $25,000, and Apax Partners & Co. Ventures Ltd., on behalf of Mr. McMonigall, is paid an annual fee of approximately $16,095 (£10,000), for his services as a director. We have granted options to purchase 75,000 ordinary shares to each of Messrs. Ariko and Perle under their letters. Of these options, 25% of Mr. Ariko's vested on January 7, 2001, and 25% of Mr. Perle's vested on February 23, 2001, with the remainder for each vesting quarterly over the next three years subject to continued service as a director. Each have been granted additional options, set forth below under "Item 6. Directors, Senior Management and Employees—Share Ownership." Either party to each of these letters may terminate the appointment upon three months notice.

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

        We acquired 49% of the ordinary shares of Dremedia Limited on July 2, 2001. During the years ended December 31, 2002 and 2001, we made sales to Dremedia of $0.4 million and $0.3 million, and we made loans to Dremedia of $1.0 million and $0.6 million. As of December 31, 2002 and 2001, Dremedia owed the Company $1.6 million and $0.9 million, and the Company owed Dremedia $Nil and $0.4 million. The loan to Dremedia is on terms similar to ordinary intercompany financing with no interest arising but repayable on demand. There are no relationships between the employees of Dremedia and our employees, other than Andrew Kanter, our Chief Operating Officer, who serves as a Director of Dremedia without additional compensation.

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

        On November 21, 2001, we loaned approximately $321,000 (£200,000) to an executive officer. The loan is repayable on November 20, 2004, only if the executive receives or is entitled to receive, bonuses, commissions or otherwise above base salary equal to three times the amount due. The loan bears interest at market rates of Barclays Base Rate plus 0.60%, which throughout 2002 totalled 4.60%. As of December 31, 2002, approximately $338,330 (£210,208) was outstanding under the loan, which was the highest amount outstanding during 2002. We are amortizing the loan over its life of three years.

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

United Kingdom Stamp Duty and Stamp Duty Reserve Tax (SDRT)

        The acquisition or transfer of shares other than by gift or on death is generally subject to U.K. stamp duty at 0.5 percent of the amount or value of the consideration rounded up to the nearest £5.00 (approximately $8.05). There is also a charge to SDRT at 0.5 percent of the amount or value of the consideration on an unconditional agreement to transfer shares but a refund of SDRT may be obtained if an instrument to transfer the shares is executed and stamp duty is paid within six years of the date of the unconditional agreement or, in the case of a conditional agreement, within six years of when the condition is satisfied. Stamp duty and SDRT is generally payable by the purchaser.

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

        There is no U.K. stamp duty on the acquisition or transfer of an ADS, provided that any instrument of transfer or any agreement to transfer the ADS is executed and retained outside the United Kingdom. An agreement to transfer an ADS will not give rise to any SDRT. The transfer of shares by the custodian of the depositary or its nominee or agent to the ADS holder will attract a fixed stamp duty of £5.00 (approximately $8.05), provided the ADS holder is not transferring beneficial ownership.

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

Item 16A.    Audit Committee Financial Expert

        Not applicable.

Item 16B.    Code of Ethics

        Not applicable.

PART III

Item 17.

        Not applicable.

Item 18.    Financial Statements

        The following financial statements and related reports of independent auditors are filed as part of this Annual Report:

Item 19.    Exhibits

Exhibit Number	Exhibit
1.1	Memorandum of Association of the Registrant(1)
1.2	Articles of Association of the Registrant(1)
2.1	Specimen ordinary share certificate(1)
2.2	Form of Deposit Agreement(3)
2.3	Form of American Depositary Receipt(1)
4.1	Employment Agreement, dated July 9, 1998, between the Registrant and Michael Lynch(1)
4.2	Amendment to Employment Agreement, dated December 28, 1999, between the Registrant and Michael Lynch(2)
4.3	Employment Agreement, dated July 9, 1998, between the Registrant and Richard Gaunt(1)
4.4	Amendment to Employment Agreement, dated December 28, 1999, between the Registrant and Richard Gaunt(2)
4.8	Employment Agreement, dated July 7, 2000, between the Registrant and Andrew M. Kanter(2)
4.9	Non-executive Director's Appointment Letter, dated January 7, 2000, between the Registrant and Barry Ariko(1)
4.10	Non-executive Director's Appointment Letter, dated July 2, 1998, between the Registrant and John McMonigall(1)
4.11	Non-executive Director's Appointment Letter, dated February 23, 2000, between the Registrant and Richard Perle(1)
4.12	Letter Agreement, dated July 9, 1998, among the Registrant, Cambridge Neurodynamics Limited and Michael Lynch(1)
4.13	Letter Agreement, dated July 9, 1998, among the Registrant, Cambridge Neurodynamics Limited and Richard Gaunt(1)
4.14	Amendment to Letter Agreement, dated December 28, 1999, among the Registrant, Cambridge Neurodynamics Limited, Michael Lynch and Richard Gaunt(2)
4.16	1996 U.K. Discretionary Option Scheme(1)
4.17	1998 U.S. Share Option Plan(1)
4.19	Office Lease Agreement, dated December 1, 1998, between EOP-301 Howard Street, L.L.C. and Autonomy, Inc., and the First Amendment, dated November 8, 1999(2)
4.20	Agreement for Lease, dated September 18, 2000, between the Registrant and The Crown Estate Commissioners(2)

4.21	Shareholders Agreement, dated May 17, 2000, among Anthony John Robinson, Aidan Richard Paul, Cambridge University Technical Services Limited, Autonomy Corporation plc and SoftSound Limited(2)
4.22	Form of Indemnification Agreements, dated October 10, 2000, between the Registrant and each of Richard Gaunt, Barry Ariko and John McMonigall(2)
4.23	Form of Indemnification Agreement, dated October 3, 2000, between the Registrant and Andrew Kanter(2)
4.24	Employment Agreement, dated June 29, 2001, between the Registrant and Sushovan Hussain(3)
8.1	List of subsidiaries of the Registrant
12.1	Certifications of CEO and CFO
99.1	Letter to Securities and Exchange Commission re. Arthur Andersen(3)

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

Date: November 6, 2003	AUTONOMY CORPORATION PLC
/s/ DR. MICHAEL R. LYNCH
	Name: Title:	Dr. Michael R. Lynch Managing Director and CEO
/s/ SUSHOVAN HUSSAIN
	Name: Title:	Sushovan Hussain Chief Financial Officer

CERTIFICATION

        I, Dr. Michael R. Lynch, Chief Executive Officer of Autonomy Corporation plc, certify that:

1.
I have reviewed this annual report on Form 20-F of Autonomy Corporation plc;

2.
Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.
Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.
The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)
designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)
evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c)
presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.
The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a)
all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b)
any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.
The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: November 6, 2003

By:	/s/ DR. MICHAEL R. LYNCH Dr. Michael R. Lynch Chief Executive Officer

CERTIFICATION

        I, Sushovan Hussain, Chief Financial Officer of Autonomy Corporation plc, certify that:

1.
I have reviewed this annual report on Form 20-F of Autonomy Corporation plc;

2.
Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.
Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.
The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)
designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)
evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c)
presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.
The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a)
all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b)
any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.
The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: November 6, 2003

By:	/s/ SUSHOVAN HUSSAIN Sushovan Hussain Chief Financial Officer

INDEX TO EXHIBITS

Exhibit Number	Exhibit
1.1	Memorandum of Association of the Registrant(1)
1.2	Articles of Association of the Registrant(1)
2.1	Specimen ordinary share certificate(1)
2.2	Form of Deposit Agreement(3)
2.3	Form of American Depositary Receipt(1)
4.1	Employment Agreement, dated July 9, 1998, between the Registrant and Michael Lynch(1)
4.2	Amendment to Employment Agreement, dated December 28, 1999, between the Registrant and Michael Lynch(2)
4.3	Employment Agreement, dated July 9, 1998, between the Registrant and Richard Gaunt(1)
4.4	Amendment to Employment Agreement, dated December 28, 1999, between the Registrant and Richard Gaunt(2)
4.8	Employment Agreement, dated July 7, 2000, between the Registrant and Andrew M. Kanter(2)
4.9	Non-executive Director's Appointment Letter, dated January 7, 2000, between the Registrant and Barry Ariko(1)
4.10	Non-executive Director's Appointment Letter, dated July 2, 1998, between the Registrant and John McMonigall(1)
4.11	Non-executive Director's Appointment Letter, dated February 23, 2000, between the Registrant and Richard Perle(1)
4.12	Letter Agreement, dated July 9, 1998, among the Registrant, Cambridge Neurodynamics Limited and Michael Lynch(1)
4.13	Letter Agreement, dated July 9, 1998, among the Registrant, Cambridge Neurodynamics Limited and Richard Gaunt(1)
4.14	Amendment to Letter Agreement, dated December 28, 1999, among the Registrant, Cambridge Neurodynamics Limited, Michael Lynch and Richard Gaunt(2)
4.16	1996 U.K. Discretionary Option Scheme(1)
4.17	1998 U.S. Share Option Plan(1)
4.19	Office Lease Agreement, dated December 1, 1998, between EOP-301 Howard Street, L.L.C. and Autonomy, Inc., and the First Amendment, dated November 8, 1999(2)
4.20	Agreement for Lease, dated September 18, 2000, between the Registrant and The Crown Estate Commissioners(2)
4.21	Shareholders Agreement, dated May 17, 2000, among Anthony John Robinson, Aidan Richard Paul, Cambridge University Technical Services Limited, Autonomy Corporation plc and SoftSound Limited(2)
4.22	Form of Indemnification Agreements, dated October 10, 2000, between he Registrant and each of Richard Gaunt, Barry Ariko and John McMonigall(2)
4.23	Form of Indemnification Agreement, dated October 3, 2000, between the Registrant and Andrew Kanter(2)

4.24	Employment Agreement, dated June 29, 2001, between the Registrant and Sushovan Hussain(3)
8.1	List of subsidiaries of the Registrant
12.1	Certification of CEO and CFO
99.1	Letter to Securities and Exchange Commission re. Arthur Andersen(3)

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

ERNST & YOUNG LLP
Cambridge, England

February 17, 2003

AUTONOMY CORPORATION PLC

CONSENT OF INDEPENDENT AUDITORS

        We consent to the incorporation by reference in the Registration Statements (Form S-8 Nos. 333-12018 and 333-109842) pertaining to the Autonomy Corporation plc 1998 U.S. Share Option Plan, 1996 U.K. Discretionary Option Scheme and Options Granted to Certain Individuals Pursuant to written Compensation agreements and to the Virage, Inc. 1997 Stock Option Plan and Virage, Inc. 2001 Nonstatutory Stock Option Plan of our report dated February 17, 2003, with respect to the consolidated financial statements of Autonomy Corporation plc included in Amendment No. 1 to the Annual Report (Form 20-F/A) for the year ended December 31, 2002.

ERNST & YOUNG LLP
Cambridge, England

November 6, 2003

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

        If the Company cannot objectively determine the fair value of any undelivered element included in bundled software and service arrangements, the Company defers revenue until all elements are delivered and all services have been performed, or until fair value can objectively be determined for any remaining undelivered elements. When the fair value of a delivered element has not been established, the Company uses the residual method to record revenue if the fair value of all undelivered elements is determinable. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is allocated to the delivered elements and, subject to all other criteria being met, is recognized as revenue.

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
CERTIFICATION
CERTIFICATION
INDEX TO EXHIBITS
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