Form 20-F
period 2003-12-31
AUTONOMY CORP PLC
filed 2004-04-22
CIK 1111492

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2003
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number 000-30716

Autonomy Corporation plc
(Exact name of Registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organization)

Cambridge Business Park,
Cowley Rd, Cambridge CB4 0WZ
England
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

        The number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2003: 110,575,160 ordinary shares, nominal value 1/3p per share.

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

Item 2. Offer Statistics and Expected Timetable

        Not applicable.

Item 3. Key Information

SELECTED CONSOLIDATED FINANCIAL DATA

        The following selected consolidated statement of operations data for the years ended December 31, 1999, 2000, 2001, 2002 and 2003, and the consolidated balance sheet data as of December 31, 1999, 2000, 2001, 2002 and 2003, are derived from our consolidated financial statements and the related notes, which have been prepared in accordance with U.S. GAAP. This financial data should be read in conjunction with Item 5: Operating and Financial Review and Prospects and the consolidated financial statements and related notes included in this Annual Report.

	Year Ended December 31,
	2003	2002	2001	2000	1999
	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Revenues	$54,881	$50,961	$52,594	$65,422	$21,982
Cost of revenues	(2,261)	(934)	(1,906)	(3,875)	(2,804)
Amortization of purchased intangibles	(391)	—	—	—	—

Gross profit	52,229	50,027	50,688	61,547	19,178

Operating expenses:
General and administrative expenses	(8,419)	(6,473)	(7,622)	(7,678)	(3,519)
Sales and marketing expenses	(28,674)	(31,166)	(32,661)	(35,298)	(17,572)
Research and development	(11,864)	(9,186)	(8,536)	(6,520)	(4,287)
Share-based compensation	(98)	—	197	—	—

Total operating expenses	(49,055)	(46,825)	(48,622)	(49,496)	(25,378)

Profit (loss) from operations	3,174	3,202	2,066	12,051	(6,200)
Interest income (net)	3,759	5,120	6,444	5,612	1,142
Impairment of equity investments	—	(1,943)	(268)	(150)	—
Gain on foreign exchange	747	139	5,106	3,277	596

Profit (loss) before (provision) benefit for income taxes and share of loss of associated company and minority interest	7,680	6,518	13,348	20,790	(4,462)
(Provision) benefit for income taxes	(1,432)	243	(3,897)	(6,147)	(646)
Share of (loss) profit of associated company and minority interest	(78)	(634)	(85)	(98)	229

Net profit (loss)	$6,170	$6,127	$9,366	$14,545	$(4,879)

Basic earnings (loss) per share	$0.06	$0.05	$0.07	$0.12	$(0.04)

Diluted earnings (loss) per share	$0.06	$0.05	$0.07	$0.11	$(0.04)

Weighted average number of ordinary shares outstanding	110,102	126,716	127,155	125,259	121,353

Weighted average number of ordinary shares outstanding, assuming dilution	111,542	127,610	127,263	131,401	121,353

	As of December 31,
	2003	2002	2001	2000	1999
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$102,250	$147,472	$143,604	$137,490	$20,467
Total Assets	172,843	178,495	170,473	169,472	39,645
Net assets	157,831	164,568	154,767	148,919	30,583
Shareholders' equity	157,831	164,568	154,767	148,919	30,583
Total liabilities and shareholders' equity	$172,843	$178,495	$170,473	$169,472	$39,645
Number of shares issued	110,575	122,609	127,255	126,912	122,171
Dividends	—	—	—	—	—

EXCHANGE RATE INFORMATION

        We present our consolidated financial statements in U.S. dollars. Fluctuations in the exchange rate between pounds sterling and the U.S. dollar will affect the U.S. dollar amounts received by owners of ADSs on conversion of dividends, if any, paid in pounds sterling on the shares and may affect the U.S. dollar price of the ADSs on the Nasdaq National Market.

        The following table sets forth, for the periods and dates indicated, information concerning the Noon Buying Rates for British pounds sterling expressed in U.S. dollars per pound sterling. These are rates in New York City for cable transfers in foreign currencies as certified for custom purposes by the Federal Reserve Bank of New York, and are a commonly used foreign exchange reference. We do not use these rates in the preparation of our financial statements. In accordance with SFAS 52, our monetary assets and liabilities in our financial statements are translated at exchange rates in effect at the end of the reporting period, and our net revenues and expenses in our financial statements are translated at the average exchange rate during the period using the Noon Buying Rate on the last business day of each month (or shorter applicable period) during the period indicated.

Average exchange rates of U.S. dollars per Pound Sterling

Average
Year Ended December 31, 1999	1.6146
Year Ended December 31, 2000	1.5156
Year Ended December 31, 2001	1.4396
Year Ended December 31, 2002	1.5025
Year Ended December 31, 2003	1.6347

        The table below shows the high and low exchange rate of U.S. dollars per pound sterling for each month from September 2003 through February 2004:

Selected exchange rates of U.S. dollars per Pound Sterling

	High	Low
October 2003	1.7025	1.6598
November 2003	1.7219	1.6693
December 2003	1.7842	1.7200
January 2004	1.8511	1.7902
February 2004	1.9045	1.8182
March 2004	1.8680	1.7943

        The Noon Buying Rate for pounds sterling on December 31, 2003 was £1.00 = $1.7842. This rate has been used to translate certain amounts presented in pounds sterling in this Annual Report, including director compensation and share buyback information. The Noon Buying Rate on April 9, 2004, the latest practicable date before filing this Annual Report, was £1.00 = $1.8322.

RISK FACTORS

        Any investment in our ordinary shares or ADSs involves a high degree of risk. The risks and uncertainties described below are not the only risks and uncertainties we face. Additional risks and uncertainties that are not currently known to us or that we currently deem immaterial also may impair our business operations. If any of the following risks actually occurs, our business, operating results or financial condition could be materially adversely affected. In that case, the trading price of our ordinary shares and ADSs could decline and you could lose all or part of your investment. The discussion below and elsewhere in this report also includes forward-looking statements, and our actual results may differ substantially from those discussed in these forward-looking statements as a result of the risks discussed below.

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

  •
  respond to competition.

We have sustained operating losses and decreases in profitability in the past, we expect our expenditures to increase and we may not be able to sustain or increase profitability in the future

        We incurred operating losses in each quarter since we commenced operations in 1996 through the year ended December 31, 1999, and we experienced a decrease in net profits from $14.5 million in 2000 to $6.2 million in 2003. We may not be able to sustain or increase our profitability in the future. We currently expect that our operating expenditures will increase in the future. Operating expenses increased from $46.8 million in 2002 to $49.1 million in 2003. In the future, our revenues may decline, remain flat, or grow at a rate slower than our operating expenditures, especially in light of the current economic environment, and we may not be able to adjust spending in a timely manner to respond to any unanticipated decline in revenues.

Our future revenues and operating results may not meet analysts' expectations, which could adversely affect our stock price

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

Our revenue and operating results may vary from period to period, which may adversely affect our stock price

        Our revenue and operating results may fluctuate significantly in the future on both a quarterly and an annual basis due to a number of factors, many of which are outside our control. As a result, we believe that period-to-period comparisons of our revenue and operating results are not necessarily meaningful and should not be relied upon as any indication of future performance. In addition, any adverse fluctuations in our revenue and operating results could have an adverse effect on our stock price. Factors that could cause our revenue and operating results to fluctuate include:

  •
  renewed downturn in capital spending by customers as a result of the current economic environment;

  •
  variations in type, timing and size of orders and shipments of our products;

  •
  changes in the budget or purchasing patterns of corporations and government agencies;

  •
  market acceptance of our existing and new products;

  •
  changes in our pricing policies or those of our competitors;

  •
  mix of distribution channels through which products are sold;

  •
  mix of revenues in European and North American markets;

  •
  the integration of people, operations and products from acquired businesses and technologies;

  •
  the timing of introductions of our products and services or those of our competitors;

  •
  changes in accounting principles, such as a requirement that stock options be included in compensation, as is currently being considered by various accounting bodies and, which if adopted, would increase our compensation expenses and have a negative effect on our earnings; and

  •
  changes in general economic and geo-political conditions and specific economic conditions in the computer and software industries.

        Any of these factors, some of which are discussed in more detail below, could materially and adversely impact our operations and financial results, and consequently our stock price.

Our expenditures are tied to anticipated revenues, and therefore rapid changes in market conditions coupled with imprecise forecasts may result in poor operating results

        Predicting quarterly results is difficult due to the relatively low number of quarterly sales transactions and difficulties in forecasting both sales and market conditions. If specific sales are for whatever reason delayed from one quarter to the next, or if specific forecasted sales fail to occur, our revenue and operating results could be adversely affected. We may not be able to adjust expenses to compensate for any unexpected revenue shortfall. If there is any significant shortfall of demand for our products in comparison to our expectations, this shortfall could have an immediate adverse impact on our business. In addition, we expect our operating expenses to increase as a result of higher levels of research and development, increasing our sales and marketing operations, developing new distribution channels and broadening our customer support capabilities. If these expenses are not accompanied by increased revenues, we could incur increased operating losses which could cause our business to suffer.

        In the past, we have experienced fluctuations in revenue and operating results. For example, our revenues decreased from $65.4 million in 2000 to $54.9 million in 2003, and profits decreased from $14.5 million in 2000 to $6.2 million in 2003, primarily due to general changes in the economic climate affecting most software companies. Further, our sales and marketing expenses have fluctuated due to the timing and magnitude of our advertising and promotional programs.

The average selling prices of our products could decrease rapidly, which may negatively impact revenues and gross margins

        We may experience substantial period-to-period fluctuations in future revenues if our average selling price erodes. The average selling prices of our products could decrease in the future in response to competitive pricing pressures, general market conditions, increased sales discounts, new product introductions by us or our competitors or other factors. We may not be able to increase sales sufficiently to prevent our operating and gross margins from declining.

Demand for our products may be adversely affected if unfavorable economic and market conditions do not improve

        Adverse economic conditions worldwide have contributed to slowdowns in the software Information Technology spending environment and have impacted our business over the past three years, resulting in reduced demand for our products as a result of decreased capital spending by our customers, increased price competition for our products and higher overhead costs as a percentage of revenues. These trends may continue. Decreased demand for our products would result in decreased revenues, which could harm our operating results and cause the price of our ordinary shares and ADSs to fall.

If we do not expand or enhance our product offerings or respond effectively to technological change, our business may not grow

        Our future performance will depend on the successful development, introduction and market acceptance of new and enhanced products that address customer requirements in a cost effective manner. If we do not expand or enhance our product offerings or respond effectively to technological change, our business may not grow. We cannot assure you that our technological approach will achieve broad market acceptance or that other technologies or solutions will not supplant our approach. Our markets are characterized by rapid technological change, frequent introduction of new products, changes in customer requirements and evolving industry standards. The introduction of new products, market acceptance of products based on new or alternative technologies, or the emergence of new industry standards could render our existing products obsolete or make it easier for other products to compete with our products. Alternative technologies could achieve widespread market acceptance. Our future success will depend in large part upon our ability to:

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

Our reliance on sales of our products by third parties such as value added resellers makes it difficult to predict our revenues, cash flow and operating results

        The timing of our revenues is difficult to predict because of our reliance on indirect sales channels and the variability of our sales cycle. If revenues forecasted in a particular quarter do not occur in that quarter, our operating results for that quarter could be adversely affected. Our sales cycle varies substantially depending upon the size of the order, the experience of the distributor and the distribution channel through which our products are sold to end users. Sales from our value added resellers, or VARs, and systems integrators to end users typically take three to four months to complete. Further, we are likely to have difficulties in predicting revenues from OEM customers because we are unable to forecast unit sales of their products which incorporate our technology.

        Our cash flow is affected by the timing of payments, including by OEM customers. Late payments or defaults by indirect sellers, their end customers or other customers, due to factors that may be beyond our control, will decrease our available cash.

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

We have previously accepted, and may accept in the future, equity interests in lieu of cash payments for sales made and we cannot assure you that their value will not decline

        Since our inception, we have accepted equity interests in lieu of cash for approximately $3.2 million of revenues generated from licenses of our technology ($Nil in 2003). In the future we may continue to accept equity interests or enter into strategic alliances with certain customers. While we consider carefully the value of equity interests that we accept, we cannot ensure that the value of those that we retain will not decrease in the future. If the value of these equity interests were to decrease, our operating results would be adversely affected through a decrease in our net asset value.

We depend upon the services of Dr. Lynch and other executive officers, and if they leave or are unable to fulfil their roles our business may be materially adversely affected

        Our success depends to a significant extent upon a limited number of key employees, including Dr. Lynch, the developer of the DRE and our managing director and CEO, and other executive officers. The loss of the services of one or more key employees could materially adversely affect our growth. We do not currently hold life insurance policies for any executive officer.

There are potential conflicts of interest between Autonomy and companies controlled by our Chief Executive Officer and the employer of one of our directors

        Dr. Lynch, our co-founder, CEO and majority shareholder, and Apax Funds, the employer of John McMonigall, who is one of our directors, control other companies with technology similar to ours.

        Dr. Lynch owns approximately 51% of the shares of Neurodynamics Limited and NeuraScript Limited, and Apax owns the balance of shares of each of these companies. Dr. Lynch also owns approximately 43.7% of Nholdings Limited's voting shares and Apax owns the balance. Dr. Lynch has granted to Mr. Gaunt options to purchase an aggregate of approximately 4.3% of Nholdings Limited's outstanding shares.

        Neurodynamics Limited owns Cambridge Neurodynamics Limited, a company engaged in the application of pattern recognition concepts to biometrics, video surveillance and images. NeuraScript Limited is a company engaged in the application of intelligent character recognition. Nholdings Limited owns NCorp Limited, a company engaged in adding intelligence to the searching of structured data. These substantial equity interests in the Neurodynamics companies may present Dr. Lynch, Mr. Gaunt or Apax with incentives which could cause them to take actions that could harm or impede our growth.

        Each of these companies engages in businesses into which we could potentially expand or which may be based on technologies generally related to our core technology. For example, Cambridge Neurodynamics currently licenses the DRE from us to develop and market products for use in connection with security, defense, law enforcement and anti-fraud activities, although it has not been active in these markets in the past three years. Cambridge Neurodynamics in the past has also acted as one of our value added resellers for the sale of software to U.K. police forces. NCorp in 2000 and 2002 also acted as one of our value added resellers since June 2000. We cannot assure you that the Neurodynamics companies will not usurp our opportunities to pursue our business goals and objectives or to enter into markets which are important to our business.

        Competition from these other companies that results in a loss of a corporate opportunity by Autonomy, or engagement by these other companies in activities similar to our businesses, could materially adversely affect our business or shareholders. Dr. Lynch, Mr. Gaunt and Apax are likely to manage, invest or otherwise be involved with other technology-related business ventures apart from our company.

        We have an agreement with Cambridge Neurodynamics which allows Dr. Lynch and Mr. Gaunt to work for Cambridge Neurodynamics and its affiliates for up to one quarter of each of their respective total monthly hours as non-executive directors. Although to date each of Dr. Lynch and Mr. Gaunt have spent an immaterial amount of time working for these companies, we cannot assure you that the division of their time between Autonomy and the Neurodynamics companies will continue to be sufficient for our purposes as our business evolves. In addition, we have other arrangements with Neurodynamics including a license of the DRE and a sublease for office space at our headquarters in Cambridge, England. Conflicts, or the appearance of conflicts, may arise through the breach of these agreements.

        Three of our seven directors, Dr. Lynch and Messrs. Gaunt and McMonigall, are also non-executive directors of Neurodynamics Limited and Nholdings Limited. Our other four directors, Messrs. Ariko, Hussain, Opzoomer and Perle, have no affiliation with or responsibility to the Neurodynamics companies. Service as a director or officer of Autonomy and as a director or officer of other affiliated companies could create or appear to create potential conflicts of interest when that director is faced with decisions that could have different implications for Autonomy and those other companies. Such decisions may relate to corporate opportunities, corporate strategies, potential acquisitions of businesses, intercompany agreements, competition and other matters.

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

If we are unable to effectively manage our growth, our business may suffer

        Our anticipated expansion would place significant demands on our management, engineering, support, operations, legal, accounting, sales and marketing personnel and other resources. If we are unable to manage our growth effectively, our business and financial results will suffer. We have, since our commencement of trading in July 1996, experienced growth that has placed, and continues to place, a significant strain upon our management, systems and resources. We rapidly and significantly expanded our operations from 1996 through 2000, and anticipate that further significant expansion will be required to address potential growth in our customer base and market opportunities. We have grown from 62 employees as of December 31, 1998, to approximately 180 employees as of December 31, 2000, and to approximately 240 employees as of December 31, 2003. Our current expansion plans call for additional staff in the U.K., the U.S., Asia and Europe. We have and are planning to continue to expand our business geographically and into new market segments. We cannot assure you that our personnel, systems, procedures or controls will be adequate to support the anticipated growth in our operations.

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

        In particular, the management of our sales personnel across offices in multiple countries has presented logistical and management difficulties. This geographic dispersion has also at times resulted in inconsistent pricing and sales messages. Further, we have experienced significant reductions in business activities in Europe in the summer months. We expect that we will continue to experience these challenges and may experience the risks discussed above.

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

        In the past year there has been a severe weakening of the U.S. dollar against other major currencies such as the pound sterling and Euro. As a result we experienced a gain on foreign exchange of $0.7 million in 2003 due to a significant portion of our debtor balances being in currencies other than the U.S. dollar. In 2002 we experience a small gain on foreign exchange of $0.1 million. This gain represented a decrease of $5.0 million or 97% from $5.1 million in 2001, which was primarily due to conversion of substantially all of U.S. dollar cash balances held by our parent company to pounds sterling and lower cash balances.

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

We grant customers lengthy credit terms, which exposes us to the risk of uncollected accounts as our business grows

        We grant lengthy credit terms to selected customers, and an increase in bad debts could materially adversely impact our operating results. Our standard terms range from 30 to 90 days, but have extended as far as one year in an extremely limited number of cases. We also operate in an industry where some of our customers, including indirect resellers and OEMs, are relatively undercapitalized. Resellers' ability to pay us may be dependent on their ability to collect funds from their customers. We cannot assure you that the allowances we make for bad debts will be sufficient.

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

Our recent acquisition of Virage and other potential acquisitions may have unexpected consequences or impose additional costs on us

        We continually evaluate strategic acquisitions of other businesses, with a primary goal of extending the distribution of our core technology through other product platforms or distribution channels. We currently have no active commitments or agreements with respect to any material acquisition. In May 2003 we acquired all outstanding equity in Dremedia Limited; in September 2003 we acquired all outstanding equity in SoftSound Limited; and most significantly in September 2003 we acquired all outstanding equity of Virage, Inc. As a result of these, and any other acquisitions, we may be subject to a number of risks, including the following:

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

  •
  incur amortization expenses related to certain intangible assets; or

  •
  incur large and immediate write-offs.

        We cannot assure you that our recent acquisitions and future acquisitions will be successful and will not adversely affect our business. We must also maintain our ability to manage any growth effectively. Failure to manage growth effectively and successfully integrate acquisitions we make could harm our business.

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

        We have filed patent applications with the United States Patent and Trademark Office, with similar applications under various international patent applications. We currently have thirteen issued patents, with additional applications pending. We currently do not have any granted patent on our core technology that would preclude or inhibit competitors from entering our markets. We cannot be certain that any pending or future patent applications will be granted, that any patent or future patent will not be challenged, invalidated or circumvented, or that rights granted under any patent that may be issued will provide us with any competitive advantages.

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

        We cannot assure you that we will prevail in enforcing any of our registered rights such as patents or trademarks or that any of our applications or registrations will not be challenged or that we will be able to continue using our relevant marks in these jurisdictions. We are aware of one other party using the name "Autonomy" as part of an Internet address in connection with its computer software business. We cannot assure you that there has not been any prior use of our marks by an unrelated party with respect to the same or similar products or services as those offered by us which may give rise to priority rights.

Claims by others that we infringe on their intellectual property rights could be costly to defend and could harm our business

        We may be subject to claims by others that our products or brands infringe on or misappropriate their intellectual property or other property rights. These claims, whether or not valid, could require us to spend significant sums in litigation, distract management attention from the business, pay damages, delay or cancel product shipments, re-brand or re-engineer our products or acquire licenses to third-party intellectual property. In the event that we need to acquire a third party license, we may not be able to secure it on commercially reasonable terms, or at all. We expect that we will increasingly be subject to infringement claims as the number of products and competitors in our markets grows and the functionality of products overlaps.

Risks Related to Our Markets

The markets for our products have only recently begun to develop which makes it difficult to predict future growth rates

        The market for our software is relatively new and is rapidly evolving. A significant number of competitors are introducing or developing products and services for the handling of unstructured information in different environments. Therefore, demand and market acceptance for recently introduced products and services are subject to a high level of uncertainty. The segments of the software industry in which we operate are young and have few proven products. While we believe that our software products offer advantages over existing alternative products, we cannot assure you that present or future competitors will not develop competitive software. Our products are highly complex and we cannot assure you that they will become widely adopted.

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

        We believe that, at present, Fair Isaac is the only company with technology with complete performance characteristics similar to our technology. To date, Fair Isaac has no products which compete completely with our products or our core technology. Also, since our technology is applicable to a broad range of applications and industries, we face different competition depending on the use and application of our products. Accordingly, our principal competitors today include developers and vendors of general information management software, unstructured information management applications using keyword-based technologies, personalized information delivery applications and document management applications. We also face significant competition from other established software companies, such as Microsoft, IBM, SAP and Oracle, who from time to time announce broad software product initiatives.

        Although we believe that our products and technologies compete favorably with those offered by our competitors, we cannot assure you that we will be able to compete successfully or that competition will not harm our business.

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

Downturns in the software market may decrease our revenue and margins

        The market for our products depends on economic conditions affecting the broader software market. Downturns in the economy may cause businesses and governments to delay or cancel specific projects, reduce their overall information technology budgets or reduce or cancel orders for our products. In this environment, customers may experience financial difficulty, and as a result fail to or defer the budget for the purchase of our products or cease operations altogether. This, in turn, may lead to longer sales cycles, delays in payment and collection, and price pressures, causing us to realize lower revenues and margins. In particular, capital spending in the information technology sector generally has decreased in the past two years, and many of our customers and potential customers have experienced declines in their revenues and operations. If capital spending in our markets declines, it may be necessary for us to gain significant market share from our competitors in order to achieve our financial goals and achieve and maintain profitability.

Risks Related to the Financial Markets

The prices of our ordinary shares and ADSs are likely to be highly volatile

        The prices at which our ordinary shares and ADSs trade are highly volatile and may continue to fluctuate substantially. In addition, stock markets in recent periods and from time to time have experienced significant price and volume fluctuations that have affected the market prices for the securities of technology companies, and which may be unrelated to our operating performance or prospects. Furthermore, our operating results and prospects from time to time may be below the expectations of market analysts and investors. Moreover, if our ordinary shares or ADSs are added to or deleted from existing third party share indices, such as the FTSE 350 Index, our share price could be positively or negatively affected. Any of these events could result in a material decline in the prices of our ordinary shares and ADSs.

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

We have never paid any dividends and we do not currently have plans to pay dividends in the foreseeable future

        Companies organized under English law cannot pay dividends unless they have distributable profits as defined in the Companies Act. To date, we have not declared or paid any cash dividends on our stock and currently intend to retain any future earnings for funding growth. Whilst we examine this policy on an annual basis we currently do not have plans to pay dividends in the foreseeable future.

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

        You also may have difficulties enforcing, in original actions brought in courts in jurisdictions located outside the United States, liabilities under the United States securities laws. We have been advised by Hale and Dorr LLP, our English legal counsel, that there is doubt as to the enforceability of liabilities against these persons in the United Kingdom in original actions or in actions for the enforcement of judgments of U.S. courts predicated upon the federal securities laws of the United States.

Item 4. Information on the Company

Overview

        We are a leading provider of infrastructure technology for automating the management, processing and delivery of unstructured information from and to sources across the Internet, the extended enterprise and other digital domains such as third generation mobile phones. Unstructured information is electronic content, such as Web pages, e-mails, word processing documents, speech and video, that has not been organized in a relational manner. Our principal offering is our Intelligent Data Operating Layer (or IDOL) software which acts as a complete infrastructure layer for all forms of unstructured information, analyzing the information and then automatically performing operations on this information. IDOL serves as the infrastructure for our own products and for a variety of applications developed by third party Original Equipment Manufacturers (or OEMs).

        Our software has been licensed directly to over 1,000 companies, government agencies and software developers. We sell our products through value added resellers, OEMs, our direct sales force and other distributors.

        In September 2003, we completed the acquisition of Virage, Inc., a leading provider of video and rich media communication software, headquartered in San Mateo, California, to further extend the adoption of IDOL as the standard for handling all forms of unstructured information.

The Autonomy Solution

        We develop, market and sell infrastructure technology that automatically organizes unstructured information into personally-relevant content in a real-time and efficient manner. Our core technology provides a platform for the automatic searching, categorizing, tagging, linking, and profiling of all forms of unstructured information regardless of repository, thereby enabling the automatic delivery of large volumes of personalized information. Because our technology is easily adaptable to different sources of unstructured information, we are able to provide fundamental capabilities in a wide range of software markets, through our own products and those of our OEM customers. In addition to automating the management of the information itself, our products build an understanding of each user's interests and can therefore improve delivery of relevant information. This enables products using our technology to both create cost savings, by reducing the need for manual processing of information, and provide opportunities for increasing revenue by generating demand.

        Our Dynamic Reasoning Engine (or DRE), our core enabling technology, combines innovative pattern-matching algorithms with sophisticated contextual analysis and concept extraction. Using the DRE, our products automate the process of getting the right information to the right people at the right time by applying sophisticated concept-matching techniques to the problems of information access and distribution.

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

Strategy and History

        Our objective is for our technology to become established as a universal independent data operating layer, automatically performing operations on all forms of unstructured information, delivered to the end-user regardless of software application. We plan to achieve this by continuing to embed our IDOL Server platform in a wide range of our own products and OEM products, such as enterprise portals, product life cycle management and content management products and employee resource systems. Our products are compatible with all major operating systems and therefore most known hardware platforms. We expect to take advantage of our technological leadership, strategic relationships, broad-based direct and indirect sales and marketing efforts and scalable business model to establish our products and technology as essential elements of information management.

Products

        To achieve our objective of establishing our technology as a universal independent data operating layer, we have developed end-user application products targeted at both broad and specific end-user markets. In addition, we have established, and seek to extend, relationships with third party OEMs that embed our technology in a wide variety of applications. By incorporating our technology into a wide range of products offered by us and by OEMs, we believe that we can establish the Autonomy platform as the standard solution for the management and automatic delivery of unstructured information.

        Each of our products is based on our core Intelligent Data Operating Layer, which incorporates the DRE. Our IDOL Server product acts as the platform for the understanding of unstructured information, using sophisticated pattern-matching techniques enabling computers to understand information in context, and performing automatic operations on that information. IDOL Server is also the infrastructure underlying our solutions targeted at specific vertical markets. Many critical processes and tasks traditionally performed manually within the enterprise can now be automated by our technology, such as personalization, collaboration, classification, retrieval and linking. Our core concept technology is based on proprietary mathematical algorithms and is therefore language independent. We build our products to enable efficient, effective and secure deployment within extremely large scale enterprises and government agencies.

        Because IDOL Server is modular, our customers usually begin by deploying a limited subset of functionality or information types and sources and can later incorporate more sophisticated operations, additional information types and sources or additional seats as their business needs expand. Finally, we license our Autonomy Application Builder to OEMs and end users to create products that accomplish a variety of tasks built on IDOL, such as automated customer relationship management, e-mail routing, document management, marketing and sales automation and business intelligence.

        Our products targeted at end-users, all built on our IDOL technology, include the following:

        IDOL Server, our flagship product, is an off-the-shelf solution that enables enterprises to easily integrate Autonomy functionality into any application that handles unstructured information. IDOL Server's modular approach to functionality, interfaces and connectors to data allows end-users to develop their solutions based only on the modules they need. Functionality modules available for IDOL Server include:

          Automatic Categorization—Automates the accurate categorization and tagging of large volumes of both internal and external information. The only administration required is to identify examples of documents to define categories. IDOL Server will determine how and where new documents will best fit, and then categorize them accordingly, automatically and in real time.

          Automatic Hyperlinking—Automatically generates dynamic hypertext links to content. Completely removing the requirement to manually insert hyperlinks into content, IDOL Server identifies vital relationships between information and generates hyperlinks in real-time, ensuring they are immediately up-to-date.

          Automatic Clustering—Automatically identifies the main set of information clusters inherent within large sets of document data or user-profile information. This allows IDOL Server to automatically and continuously calculate where new information belongs within these clusters as information changes over time.

          Automatic Profiling—Automatically understands individuals' interests based on browsing, content consumption or content contribution. IDOL Server is able to generate a multi-faceted conceptual profile of each user based on both explicit profiles set up by the user and implicit profiles built based on content viewed or produced.

          Community, Collaboration and Expertise—Automatically matches users with common explicit interest agents or similar implicit profile agents. IDOL Server can automatically store a concurrent, accurate and multifaceted understanding of every user based on powerful profiling operations. Based on this information IDOL Server establishes well-defined communities of interest and automatically identifies experts within the community.

          Retrieval—Allows users to retrieve using full natural language, conceptual or keyword search, and "More Like This" feature. IDOL Server allows content to be searched in any language and any format, wherever it is stored, and presented with hyperlinks to similar information, automatically and in real-time. Autonomy also supports legacy retrieval mechanisms, such as keyword, Boolean, proximity and soundex.

          Agents—Monitors a customer-configurable list of Internet and Intranet sites, as well as newsfeeds, chat streams and internal repositories. IDOL Server automatically creates a personalized report, informing individual users of developments that are relevant to their specific roles and interests.

          Alerting—Automatic alerting to new content based on user's interests via email. Alerting enables users to keep track of late-breaking news, automatically and in real-time.

          Automatic Contextual Summarization—Automatically generates conceptual and contextual summary. IDOL Server returns a summary of the information containing the most salient concepts of the content.

          Dynamic Taxonomy Generation—Automatically creates hierarchical contextual taxonomies of information based on conceptual understanding. Eradicating errors involved with manual categorization, IDOL Server's classification capabilities enable organizations to build taxonomies based on any type of data: unstructured, semi-structured, structured data, audio, audio/visual and images.

        IDOL Server Interfaces.    Representing the front-end interface to IDOL Server functionality, we provide a range of pre-built interfaces that enable organizations to rapidly deploy our solutions. They include our own products as well as applications from our technology partners and OEMs. However customers can freely customize their interfaces, or integrate our functionality into other applications, through our software tools. Available IDOL Server interfaces include:

          Portal-in-a-Box—Comprehensive and fully automated Information Portal Infrastructure for content-rich Internet and Intranet sites.

          Active Windows Extensions (AWE)—Automatically links users with relevant information they require, accurately, in context and in real time. AWE links users to information via an unobtrusive icon on the title bar of Windows applications. As users write a document, create a presentation, surf the web or write e-mail messages, AWE automatically conducts a real-time analysis of the ideas involved and suggests relevant documents, which can be viewed by clicking on the icons. These recommended links may include news articles from news-feeds or Web sites, Lotus Notes documents, email messages, word processing files and even the contact information for colleagues working in a similar area.

          Autonomy Answer—An automated CRM solution that automatically responds to common customer queries, allowing "experts" or help desk staff to focus on those questions requiring a manually generated response. Autonomy Answer is able to match new and earlier questions to present a set of potential answers, or a further set of related questions, and provides automatic feedback to continually update new responses.

          Collaboration and Expertise Networks (CEN)—Enables organizations of any size and complexity to automatically discover, visualize and effectively manage a cohesive community, by forming a contextual understanding of peoples' interests, behaviour and on-going interaction with any type of information, regardless of format, location or device.

          Retina—A complete out-of-the-box application that combines our unique pattern matching technology with traditional legacy methods to provide a range of essential retrieval options in one solution. All results contain hyperlinks to other related content enabling users to simply click through to find the relevant, up-to-date information they require.

        IDOL Server Connectors.    Connectors enable automatic content aggregation, facilitating a unified solution across multiple data sources. Enterprises looking to exploit content must be able to simultaneously access a wide range of data sources, including unstructured data such as HTML pages, word processing documents, spreadsheets, electronic mail, as well as semi-structured data (XML) and structured data such as Oracle, Lotus Notes and ODBC compliant content, in addition to multimedia data including audio and video content. IDOL Server handles all types of information and provides a range of highly scalable components that automatically aggregate more than 200 different content formats, from the most comprehensive range of repositories including:

  •
  Document Repositories;

  •
  Relational Database Management Systems;

  •
  Local File Systems;

  •
  Internet Servers;

  •
  E-mail Servers;

  •
  Newsfeed Servers; and

  •
  Legacy Systems

        Finally, Autonomy's Legacy Compatibility Module provides a fast track from manually intensive legacy keyword systems to a fully automated Autonomy infrastructure by utilizing and maintaining existing system workflow.

        Product Orientated Drop-in Solutions (PODS).    To facilitate use of our software functionality within third party applications, we have developed Product Orientated Drop-in Solutions (PODS). Due to IDOL's open architecture, these solutions are easily integrated into third party applications bringing Autonomy functionality into the application with minimal configuration and administration requirements. We currently have available PODS available for a wide range of third party applications, including IBM WebSphere, BEA WebLogic, Oracle 9i, Sybase Enterprise Portal, Siebel, Computer Associates, Epicentric and SAP.

        Voice Suite adds to Autonomy's IDOL infrastructure the ability to handle multimedia content, such as video new archives, broadcast content, audio archives and voicemails. Autonomy's Voice Suite works alongside other Autonomy products, treating multimedia content in the same manner as textual information.

        Audentify was launched during 2003 with solutions aimed at contact centers. Audentify offers 100% call recording and storage, and call analytics based on an understanding of the content of the calls by our IDOL Server. Audentify's solutions are intended to reduce training overheads and average call handling times, and improve agent effectiveness and customer satisfaction, by applying the functionality of IDOL Server to the content generated in the contact center.

        Aungate was launched during 2003 with solutions aimed at assisting companies to meet regulatory compliance and litigation requirements. Aungate's solutions, building on IDOL, form an understanding of all types of communications within an enterprise, including e-mail, mobile phone messages, computer instant messaging and telephone calls, to assist organizations in monitoring and analyzing this data to avoid risk, protect against legal action and assist the advancement of pending or current legal actions.

        Virage.    Following the acquisition of Virage in September 2003, we now offer the full suite of Virage applications to our customers. Virage is a provider of video and rich media communication software products, professional services and application services. We sell these products and services to corporations, media and entertainment companies, government agencies and universities worldwide. Virage applications have been integrated with our IDOL to enable the advanced automatic handling of video and rich media content. Virage's primary products include the following:

          VS Archive is a content management solution to efficiently store, categorize, manage, retrieve and distribute video, audio and other rich media content. The solution addresses a range of rich media business applications including those for marketing, sales, HR, production and training. The solution helps corporations digitize, categorize, centrally manage and distribute vast collections of media content quickly and efficiently. With this solution, organizations can share and repurpose content online either departmentally or enterprise-wide, removing the historical burden of finding content or sharing the content with multiple users. In addition, the solution automates the processing and categorizing of the original footage, removing the once highly manual and time consuming cataloging process.

          VS Webcasting allows corporations to schedule and manage live webcast events, and then turn each quickly and easily into a searchable on-demand event. VS Webcasting enriches the live experience by integrating streaming video with slides, documents, surveys and other pertinent online media. At the same time, it automatically creates a searchable, on-demand presentation that can be available for review within minutes after an event's conclusion.

          VS News Monitoring is a real-time monitoring and content management solution combining automated scheduling, analysis and encoding of incoming news content. The reliable and scalable system greatly reduces the resources traditionally used to manually capture and process broadcast news. The solution helps organizations and government agencies to automatically digitize, categorize, centrally manage, alert and distribute vast collections of news content quickly and efficiently. With this solution, organizations can process large volumes of content and provide users or analysts up-to-the-minute access and information right at the desktop.

          VS Radio Monitoring technology enables commercial radio stations to offer advertisers who use sponsorship and promotions fast, accurate digital tracking of their on-air mentions and presenter credits. VS Radio Monitoring uses high-precision, real-time voice recognition software that "listens" to every second of a station's output, "hearing" and recording any pre-determined brand mentions or phrases as they are transmitted.

        New products released during the year ended December 31, 2003, each discussed above, include the Aungate suite of software for compliance and litigation support, and Audentify for contact center management. Our Collaboration and Expertise Networks and our Legacy Compatibility Module were introduced during the year ended December 31, 2002, and have been incorporated as functionality modules into our core IDOL Server platform.

OEM Customers

        We actively seek to license our technology for integration into applications developed by third party OEMs. Our Autonomy Content Infrastructure (ACI) program is an essential foundation of our OEM marketing strategy. ACI-compliant applications are compatible through their common understanding of unstructured information. OEM arrangements allow us to address more rapidly a broader range of vertical end-user markets and generate more sales than we would be able to achieve through licensing of end-user products only. We also believe that OEM relationships will be essential in establishing our technology as the standard solution for managing unstructured information.

End-User Customers

        We have developed end-user applications for selected markets where we believe the demand for our technology is most immediate and where we believe we are best suited to create and offer the application to the market. Our products are horizontally applicable, and have been implemented globally, in multiple languages, in almost every type of industry to address a wide range of automation requirements. More specifically, our customers represent large global enterprises, government entities, media and entertainment corporations and educational institutions. No customer accounted for more than 10% of our total revenues in any of the years ended December 31, 2003, 2002 or 2001. As of December 31, 2003, we have sold our products to over 1,000 customers for varied uses across multiple vertical markets including consulting, e-commerce, legal, corporate, financial services, government and investigative uses, manufacturing, media, pharmaceutical and technology.

        The following table illustrates our revenues by customer location for 2003, 2002 and 2001 (in thousands):

	Year Ended December 31,
	2003	2002	2001
United Kingdom	$10,484	$7,557	$12,665
United States	28,916	26,184	24,362
Rest of Europe	14,072	16,181	14,243
Rest of the world	1,409	1,039	1,324

Total	$54,881	$50,961	$52,594

        The main elements of seasonaility we experience are significant reductions in business activities in Europe in the summer months, and increases in activity in the U.S. government sector in the third quarter of each year. We have one distinct reportable business segment.

Sales, Marketing and Strategic Relationships

        We sell our products through our value added resellers, OEMs, our direct sales force and other distributors. As of December 31, 2003, we employed approximately 110 people in our sales and marketing departments. Approximately 60% of our sales and marketing force is located in the United States, with the remainder in the U.K., Europe and the rest of the world. A portion of the sales force is dedicated to developing OEM relationships, and all of the sales force is tasked with developing indirect selling arrangements.

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

        Strategic relationships and business affiliations with value added resellers, systems integrators, consultants, developers and OEMs are a fundamental part of our overall marketing strategy. Through the Autonomy Advantage Program, designed to enhance our relationships with these entities and promote our products, we offer training on the installation and use of our products to these entities, enabling them to be certified as an Autonomy-Authorized Partner. Through the Autonomy Advantage Program we also work to promote our products with key value added resellers, systems integrators, consultants, developers and OEMs through collaborative marketing initiatives such as joint tradeshows and educational seminars and joint sales efforts.

        We are not dependent on our relationship with any one or group of our partners, and our relationships with these partners are based on standard reseller and integrations agreements, rather than formal partnerships or separate entity partnerships. We do not receive revenue from systems integrators. Revenue from VARs consists of license and support and maintenance revenue relating to the VARs' resale of our products to their end users, as well as a small amount of revenue relating to annual partner fees and partner training as discussed in more detail below under "Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies—Revenues." We do not enter into revenue sharing agreements with our VARs other than the ordinary resale margin retained by the VAR for resale of our products. We have not issued equity as a result of these relationships.

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

        Since our technology is applicable to a broad range of applications and industries, we face different competition depending on the use and application of our products. Accordingly, our principal competitors today include developers and vendors of:

  •
  information management software, such as IBM's Lotus Notes, Convera and Fair Isaac;

  •
  unstructured information management applications using keyword-based technologies, such as FAST and Verity;

  •
  personalized information delivery applications, such as Broadvision; and

  •
  document management applications, such as Documentum and PCDocs.

        We also face significant competition from other established software companies who from time to time announce broad software product initiatives, such as Microsoft, Oracle, SAP and IBM.

Technology

        Our products use our proprietary algorithms to extract conceptual profiles from text and speech to match them to other conceptual profiles. The "concepts" are extracted based on probabilistic patterns recognized and indexed by the core technology through an analysis of the occurrence of, and relationships between, terms that correlate with meaning. These patterns can be employed to approximate, and to differentiate between, meanings contained within information. We believe this ability to automatically extract concepts from a body of unstructured information and match them with other concepts, rather than simply take account of the presence or absence of individual keywords, is a significant advance over currently available alternative technologies. Once conceptual profiles of the content and the users of that content are derived in this manner, a number of operations are then made possible based on the resultant infrastructure.

        The engines underlying IDOL Server run a scalable process which performs automatic importing and conceptual profiling of content, testing of relevance, delivery of results and interaction with other components. Once configured for a particular installation, IDOL Server operates automatically to receive new content and perform the tasks required to profile this content and match it with automatically-determined user interests. IDOL Server works across all major hardware and operating system platforms ranging from personal computers running Microsoft Windows to multiprocessor Windows, Unix, Solaris or Linux platforms.

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

        We have undertaken a patent program to aggressively seek patent protection, in addition to our other forms of intellectual property protection. We have filed multiple patent applications with the United States Patent and Trademark Office, with similar applications under various international patent applications. We currently have thirteen issued patents, with additional applications pending. However, we currently do not have any granted patent on our core technology that would preclude or inhibit competitors from entering our markets. Our business is not reliant on the issuance of any one or a group of these patents. However, were any or all of these patent applications denied we may be subject to increased competition and claims on our intellectual property rights in one or multiple jurisdictions. To date we have not received any claims on these rights.

        We have registered our two logos, "Autonomy and circle of dots" and "A in a circle of dots" and our core marks "Autonomy", "Audentify", "Aungate", "Virage", "IDOL", "DRE", "Dynamic Reasoning Engine" and "Portal-in-a-Box" in the majority of countries in which we operate, including the U.S., the U.K., Canada and the European Union via a Community application. We have also applied to protect additional marks with U.S., U.K. and European Union applications, including: "ACI", "Autonomy XML Engine", "AXE", "ActiveKnowlegde", "Autonomy Answer", "Autonomy Application Builder", "Autonomy Commerce Application Builder", "Autonomy Content Infrastructure", "Autonomy Server", "Autonomy Update", "Autonomy Voice Suite", "VeryLite", "i-wap", "Clusteriser", "IDOL" and "Omnifetch". We have also registered or applied for protection for some of these marks and logos in other countries, such as South Africa, Australia, Hong Kong, Switzerland, Norway and Singapore. We are aware of one other party using the name "Autonomy" as part of an Internet address in connection with its computer software business and that another third party is using "Kenjin" as part of a domain name in association with a business unrelated to our business. We do not believe that these unrelated entities compete with us because they operate in different business markets.

Research and Development

        We believe that our future success will depend in part on our ability to continue to develop new, and to enhance existing, products. Accordingly, we invest a significant amount of our resources in research and development activities. To date we have made substantial investments in research and development through both internal development, acquisition of some of our core technology from Neurodynamics in July 1998 and the acquisition of SoftSound in May 2000. Although we plan to continue to evaluate externally developed technologies for integration into our product lines, we expect that most enhancements to existing and new products will be developed internally.

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

        We maintain ongoing research and development efforts at our Cambridge, England facility, with additional product definition and development conducted in San Francisco, California and San Mateo, California. Our research and development expenditures for 2003, 2002 and 2001 were approximately $11.9, $9.2 million and $8.5 million, respectively. We expect that our research and development expenditures will grow on an absolute basis in the future. See "Item 5: Operating and Financial Review and Prospects."

Facilities

        Our headquarters are located at Cambridge Business Park, Cowley Road, Cambridge CB4 0WZ, United Kingdom, where we lease an approximately 42,000 square foot building, for rent of approximately $1.6 million per annum. The term of the lease commenced on February 28, 2001 and expires on February 27, 2015, with rent reviews on the fifth and tenth anniversaries of the completion of the building. We sublease approximately one-third of the building to other tenants, including Cambridge Neurodynamics Limited and Ant Limited. We have entered into a lease for new U.S. headquarters at One Market, San Francisco, California 94104 for approximately 18,000 square feet, for rent of approximately $0.6 million per annum. The term of the lease is scheduled to commence on May 1, 2004, and end on April 30, 2012. Our current main U.S. office is located at 301 Howard Street, San Francisco, California 94105, where we lease approximately 9,500 square feet of office space. This lease expires on April 17, 2004, but we have entered into an amendment to the lease permitting us to remain in the property at current rates until our new offices are completed. Upon completion of the new San Francisco offices, we intend to consolidate Virage's San Mateo facility with our San Francisco office. The term of the Virage lease re-commenced on December 1, 2002, and expires on September 30, 2006. We have exercised an option under the amended lease to terminate the lease in April 2004 by paying to the landlord a termination fee equal to 67% of the total minimum monthly rent payable for the remaining term of the lease. We lease approximately 3,500 square feet of office space in Reston, Virginia, under a lease which commenced on November 1, 2000, and expires on October 31, 2007. We also use serviced office facilities and home offices throughout North America, Europe and Asia. We believe that, if needed, alternative locations for each of these facilities can be secured on acceptable terms and within a reasonable time.

Business Acquisitions

        On May 13, 2003, we acquired a 100% interest in Dremedia Limited under an option we held to purchase the 51% of shares we did not previously own. We paid a cash purchase price of less than $0.1 million. On September 2, 2003, we acquired a 100% interest in Virage, Inc., a leading provider of video and rich media communication software. The purchase price was determined to be approximately $28.3 million, which included approximately $1.3 million of transaction and direct acquisition costs and approximately $1.0 million comprising the fair value of Virage employee stock options converted to Autonomy stock options. The net cash purchase price was approximately $13.3 million adjusted for Virage's cash balance as of September 30, 2003. On September 4, 2003, we acquired a 100% interest in

SoftSound Limited under an option we held to purchase the 40% of shares we did not previously own. We paid a cash purchase price of less than $0.3 million.

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

        Autonomy Corporation plc is the ultimate holding company of the Autonomy group. Autonomy's significant subsidiaries include Autonomy Systems Limited, a limited company organized and existing under the laws of England and Wales; Autonomy, Inc., a New Jersey corporation; and Virage, Inc., a Delaware corporation. Each of these subsidiaries is wholly-owned.

Item 5. Operating and Financial Review and Prospects

        The following discussion of our operating and financial condition and prospects includes certain financial information extracted without adjustment from our consolidated financial statements prepared in accordance with U.S. GAAP. This financial information is a summary and you should read the entire Annual Report on Form 20-F carefully. This discussion contains both historical information and forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results and the timing of certain events could differ materially from those anticipated in those forward-looking statements as a result of risk factors, including those set forth under "Risk Factors" and elsewhere in this Annual Report. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's opinions only as of the date hereof. We undertake no obligation to revise or publicly release the results of any revision to these forward-looking statements.

Overview

        We develop, market and sell software for the automated handling of all forms of unstructured information. We were incorporated on March 21, 1996, and commenced commercial operations in July 1996. Our principal offering is our Intelligent Data Operating Layer (or IDOL) software, which we license as part of our own products and is incorporated into a variety of applications developed by third party Original Equipment Manufacturers (or OEMs) in exchange for a royalty.

        We monitor and analyze several key performance indicators in order to manage our business and evaluate our financial and operating performance. These indicators include:

  •
  Revenues—We derive substantially all of our revenues from licenses of our technology, through direct and indirect sales, including royalty-based licenses to OEM customers, and provision of support and maintenance under licenses. Because we sell almost exclusively "off-the-shelf" software, increased sales of software products result in incrementally higher gross margins. Thus, the most significant driver to our business is the number and size of our software license business. In addition, new software license sales generally generate future maintenance and support revenues, which we view as a recurring revenue source.

  •
  Cost of Revenues and Gross Margins—Our primary cost components are third-party labor, primarily for training; third-party license fees for incidental technology such as installation packages; and the cost of providing after-sale support and maintenance services to customers. Our gross margins typically fluctuate between 93% and 98%, depending on the mix of costs in any given accounting period. We try to improve gross margins by controlling headcount and related costs and expanding our revenue base, especially those products and services that produce incremental revenue with minimal incremental cost, such as software licenses and maintenance and support.

  •
  Sales and Marketing—The primary components of sales and marketing expenses are advertising, public relations and promotional expenses and salaries, commissions and related personnel expenses for our sales force and marketing staff. Sales commissions will generally fluctuate with revenues but other administrative expenses tend to grow at a slower rate than revenues. Advertising and public relations expenses are mostly discretionary and are reviewed on a quarterly basis.

  •
  Liquidity and Cash Flows—The primary driver of our cash flows is net income. The principal use of non-operating cash was in 2003, and is expected to be in the future, for discretionary share repurchases. Our working capital needs are fairly stable throughout the year with quarterly variations for insurance and marketing pre-payments.

  •
  Balance Sheet—Cash, accounts receivable, days sales outstanding and deferred revenue balances are important indicators of our business.

        In recent years amidst the worldwide economic slowdown and decreased spending on information technology, demand for our products has been affected by global economic trends. In particular during 2001 and 2002 we saw delayed purchase decisions. We saw increases in activity levels at the end of 2003 and increased customer contracts. As a result we experienced a successful 2003 with revenues increasing from $54.9 million for 2003 from $51.0 million in 2002 and $52.6 million in 2001, and profits before (provision) benefit for income taxes and share of loss of associated company and minority interest increasing to $7.7 million for 2003 from $6.5 million in 2002 and $13.3 in 2001. We have one distinct reportable business segment.

Critical Accounting Policies

        Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. For a comprehensive discussion of our accounting policies, see Note 2 in the accompanying consolidated financial statements included in this Annual Report. The preparation of our financial statements requires us to make estimates and judgements that affect the reported amount of assets and liabilities at the date of our financial statements and the reported amounts of revenues and expenses during the period. Management bases those estimates, including those related to bad debts, goodwill and other intangible assets, restructuring costs, income taxes and litigation, on historical experience and other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets, liabilities and equity that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

        We believe the following accounting policies affect the more significant judgments and estimates used in the preparation of our financial condition and results of operations.

        Revenues—Sources of revenue.    Substantially all of our revenues currently are derived from licenses of our technology, through direct and indirect sales, including royalty-based licenses to OEM customers and provision of support and maintenance under licenses. Our primary source of revenue is derived from licensing our core technology through direct and indirect sales of our own products, and through royalty-based licenses to our OEM customers.

        Direct sales methods involve a license agreement directly between us and the end user. Indirect sales methods include sales by value added resellers, distributors, systems integrators and OEMs. OEM arrangements typically include pre-paid and ongoing royalty arrangements against future sales of the OEM products incorporating our technology. We place an emphasis on developing these indirect sales channels to facilitate worldwide market penetration and extend the reach of our sales. Our sales force and marketing efforts are used to develop brand awareness and support our indirect channels, as well as to generate direct sales.

        We expect that in the future, our licensing revenues will include increased royalty payments from unit sales of OEM products that incorporate our proprietary technology. For the year ended December 31, 2003, we received approximately $5.1 million in royalty revenues from existing OEM contracts in addition to prepaid royalties received in connection with the execution of new OEM agreements, compared to approximately $6.4 million in OEM royalty revenues in 2002. Prepaid royalties are recognized as revenue in accordance with our policy described below. OEM agreements generally have three to five year terms.

        Revenues—Revenue recognition.    We recognize license revenue under SOP 97-2 "Software revenue recognition" issued by the American Institute of Certified Public Accountants. Under the terms of SOP 97-2, where an arrangement to deliver software does not require significant production, modification or customization, we recognize license revenue under the residual method when all of the following criteria are met:

  •
  persuasive evidence of an arrangement exists;

  •
  delivery has occurred;

  •
  our fee is fixed or determinable; and

  •
  collectability is probable.

        If significant post-delivery obligations exist or if a product is subject to customer acceptance, license revenues are deferred until no significant obligations remain or acceptance has occurred (generally the earlier of customer acceptance or the expiration of the acceptance period). We have granted customers lengthy credit terms, although not in excess of one year.

        As part of our distribution program we also enter into value added reseller arrangements that typically provide for resale of our products based on contractually established discount rates. License revenue from indirect sales channels is recognized as reported by the reseller following resale of our products to end-users. Revenue for products sold through indirect sales channels is recognized net of the discount retained by the reseller.

        License revenues are recognized upon the initial sale if all products subject to the contract, whether sold directly, indirectly or by an OEM or OEM royalty, are shipped in the current period, no rights of return exists, collection is probable and the fee is fixed or determinable. We do not recognize license revenue until all of these conditions are met. We consider the need to make allowance for returns, however, to date, we have not considered any such provision to be necessary. With regard to OEMs, when entering into new OEM agreements our OEM customers are generally required to make a non-refundable pre-payment against future royalty payments to us. Pre-paid and ongoing license royalties to us are recognized as license revenue in accordance with our accounting policies. Our OEM customers are not required to purchase other goods or services from us. We have not entered into any agreements with VARs that provide for minimum levels of services, customers or payments. A minority of our OEM customers have agreed to minimum annual royalty payments to us. We do not owe royalty payments to any of our OEMs.

        Customer support and maintenance agreements are generally entered into in connection with licenses of our technology. Fees are established as a percentage of the net software license price, typically 12% to 18% per year for first-line support and maintenance, and are generally paid annually in advance. Indirect sales channels retain their contractually agreed discount percentage for support and maintenance fees in consideration of the reseller providing support directly to the end user customer. Support and maintenance is provided to customers and resellers through a weekday working hours "helpline", staffed by our regular technical staff and dedicated support employees, and includes update rights for matters such as error correction. We do not grant customers software version upgrade rights. Substantially all of our license agreements are on a platform-specific basis and do not confer rights on the customer to run a product on a different operating system or platform without an extra charge. We also offer extended hours support for an additional charge. Renewal of support and maintenance agreements is at the option of the licensee. We recognize revenue related to customer support and maintenance fees ratably over the life of the agreement in arrears.

        Service revenues are primarily comprised of implementation and training, and to a lesser extent, consulting and other support services delivered in connection with licenses of our technology. To date service revenues have been an immaterial portion of our revenues. Service revenues are recognized as services are performed. If a transaction includes both license and service elements, the license revenue is recognized following satisfaction of all criteria for recognition of license revenue, such as following shipment of the software, provided services do not include significant customization or modification of the base product and the payment terms for the license are not subject to acceptance criteria. In cases where license fee payments are contingent upon the acceptance of services, revenues from both the license and the service elements are deferred until the acceptance criteria are met. We do not place a strategic emphasis on growing our service revenues either in absolute dollar terms or as a percentage of our revenues.

        We make judgments about the likelihood of collection before recognizing revenue. This involves reviewing the creditworthiness of customers and reviewing our collection history. We also make judgments whether the sale to the end user has taken place before recognizing revenue through a reseller. Where contracts contain multiple elements such as license, support and maintenance and other services, we make judgments on the amount of revenue which is allocated to each element. We also estimate the amount of uncollectible receivables each period and record valuation allowances based on the age of unpaid amounts and information about the credit worthiness of customers. Estimates of uncollectible accounts are revised each period and changes recorded in the period they become known.

        At times we have accepted, and expect to continue to accept, equity interests in private companies as partial consideration for a portion of license revenues. We did not enter into any such arrangements in the year ended December 31, 2003; we accepted approximately $1.0 million of equity in lieu of license revenues for the year ended December 31, 2002. We have also in the past entered into cooperative marketing and promotional arrangements with customers whereby we agree to jointly fund marketing activities such as tradeshows and advertisements to promote both of our businesses. Cooperative marketing and promotional commitments are valued based on published market rates for these services. We did not enter into any such arrangements in the year ended December 31, 2003.

        A complete analysis of revenues and assets by geographic location is set forth in Note 15 of the Consolidated Financial Statements included herein.

        Doubtful Accounts.    The total allowance for doubtful accounts is comprised of a specific reserve and a general reserve. We regularly review the adequacy of our allowance for doubtful accounts after considering the size of the accounts receivable aging, the age of each invoice, each customer's expected ability to pay and our collection history with each customer. Unless specific indications arise earlier, we review any invoice greater than 90 days past due to determine if an allowance is appropriate based on the risk category. In addition, we maintain a general reserve for all invoices billed, and not included in the specific reserve, by applying a percentage based on each 30-day age category. In determining these percentages, we analyze our historical collection experience and current economic trends.

        In calculating the specific reserve, we identify specific high-risk accounts where collection is deemed unlikely. In calculating the general reserve, we reduce the gross accounts receivable balance by any specific reserves. The remaining balance is segregated into 30-day aged categories and a reserve percentage is applied to each category. If the historical data we use to calculate the allowance provided for doubtful accounts does not reflect the future ability to collect outstanding receivables, additional provisions for doubtful accounts may be needed and the future results of operations could be materially affected. However, historically the reserve has proven to be adequate.

        Goodwill and Intangible Assets.    Our acquisitions of other companies typically result in the acquisition of certain intangible assets and goodwill. On January 1, 2002, we adopted SFAS No. 142, "Goodwill and Other Intangible Assets". The impairment of goodwill is assessed on an annual basis or whenever changes in circumstances indicate that the fair value is less than the carrying value.

        We evaluate all of our long-lived assets, including intangible assets other than goodwill, for impairment in accordance with the provisions of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 requires that long-lived assets and intangible assets other than goodwill be evaluated for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable based on expected undiscounted cash flows attributable to that asset. Should events indicate that any of our assets are impaired, the amount of such impairment will be measured as the difference between the carrying value and the fair value of the impaired asset and recorded in earnings during the period of such impairment.

        Accounting for Income Taxes.    As part of the process of preparing our consolidated financial statements we are required to estimate our income taxes in each of the jurisdictions in which we operate. Our income tax accounting process involves our recording the estimated future tax effects of temporary differences between the tax bases of assets and liabilities and amounts reported in the accompanying consolidated balance sheets, as well as operating loss and tax credit carryforwards. These differences result in the recognition of deferred tax assets and liabilities.

        We evaluate any tax asset arising at each balance sheet date to determine its realizability, considering, without limitation, currently enacted tax laws, expected future taxable income and origins of the specific components of the deferred tax asset. If we determine that it is not fully realizable, we will record a valuation allowance to reduce the asset balance to its realizable value through a charge to income tax expense. Determining whether we will be able to utilize the net operating loss carryforward requires that we estimate future taxable income and make judgments regarding the timing of future tax obligations. Actual taxable income could differ from our estimates.

Share Repurchase Program

        We commenced a share repurchase program during 2002, which continued during 2003. During 2003, we purchased for cancellation 12,332,084 shares at an average price of approximately $2.63. During 2002, we purchased for cancellation 4,980,286 shares at an average price of approximately $2.38 per share. In total we have purchased for cancellation an aggregate of 17,312,370 shares at an average price of approximately $2.55 per share. Details of share repurchases during 2003 are set forth under "Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers."

Results of Operations

        The information in the following table sets forth the percentage of revenue represented by certain items in our consolidated financial statements and notes thereto, which are included elsewhere in this

Annual Report. You should read the whole of this Annual Report and not just rely on key or summarized information.

	Year Ended December 31,
	2003	2002	2001
Revenues	100%	100%	100%
Cost of revenues	(4)	(2)	(4)
Amortization of purchased intangibles	(1)	—	—

Gross profit	95	98	96

Operating expenses:
Research and development	(15)	(13)	(14)
Sales and marketing	(52)	(60)	(62)
General and administrative	(22)	(18)	(16)
Share-based compensation	—	—	—

Total operating expenses	(89)	(91)	(92)

Profit from operations	6	7	4
Other income (expense):
Interest income, net	7	10	12
Impairment of equity investments	—	(4)	(1)
Gain on foreign exchange	1	—	10

Total other income (expense)	8	6	21

Profit before (provision) benefit for income taxes and share of loss of associated company and minority interest	14	13	25
(Provision) benefit for income taxes	(3)	—	(7)
Share of loss of associated company and minority interest	—	(1)	—

Net profit	11%	12%	18%

Years ended December 31, 2003, 2002 and 2001

  Revenues.

	2003	% change	2002	% change	2001
	(dollars in millions)
Revenues	$54.9	7.7%	$51.0	(3.1)%	$52.6

        The increase in revenues from 2002 to 2003 was primarily the result of improvement in the general economic environment which affected worldwide IT spending patterns leading to increased activity levels at the end of 2003 and increased customer contracts. 2003 results also include revenues from our acquisition of Virage, Inc. in September 2003, but which accounted for less than 10% of total revenues for the year and which offset revenues we otherwise may have received in the rich media markets from Dremedia and Softsound. The decrease in revenues from 2001 to 2002 was primarily the result of the general worldwide slowdown in the macro-economic environment which affected IT spending patterns including, in particular, the lengthening of purchasing cycles. We are unable to forecast changes in the economic environment that may have an impact on our future business.

  Cost of revenues.

	2003	% change	2002	% change	2001
	(dollars in millions)
Cost of revenues	$(2.3)	142.1%	$(0.9)	(51.0)%	$(1.9)

        Our cost of revenues consists of packaging and shipping; printed software documentation; third-party labor, primarily for training; third-party license fees for incidental technology such as installation packages; other costs associated with the delivery of software products from which license revenue is derived which arise from time-to-time such as specific technology to address emerging technology and delivery platforms; and the cost of providing after-sale support and maintenance services to customers, including labor costs.

        The increase in cost of revenues from 2002 to 2003 was primarily due to costs of $0.8 million relating to services performed by Virage, and costs of $0.4 million relating to Autonomy training, each of which were not incurred during 2002. During 2003 new costs of revenue associated with Virage included approximately $0.2 million relating to license royalties, $0.1 million for hosting services, $0.4 million for salaries of services personnel, $0.1 million for hardware and $0.1 million for packaging. During 2003 we incurred approximately $0.4 million in costs for training by third-party services providers in connection with larger customer contracts. The decrease in cost of revenues from 2001 to 2002 was primarily due to lower hardware expenditures, third party licenses and appointing third parties for training, implementation and other services. In particular, third party licenses for development of software for new mobile phone networks decreased by $0.7 million from 2001 to 2002, and costs of training decreased by $35,000 from 2001 to 2002. We expect cost of revenues to remain stable in the foreseeable future, dependent on unknown customer needs relating to specific emerging technology platforms but offset by decreases in Virage hosting and salary costs following the reduction in services performed by Virage.

  Amortization of purchased intangibles.

	2003	% change	2002	% change	2001
	(dollars in millions)
Amortization of purchased intangibles	$(0.4)	N/M	$—	—	$—

        Amortization of purchased intangibles arose in 2003 in connection with acquisitions during the year. In particular, during 2003 we incurred costs of $0.4 million for the amortization of purchased intangibles relating to the acquisition of Dremedia Limited in May 2003 and Virage, Inc. in September 2003. We expect amortization of purchased intangibles to increase on an absolute dollar basis and as a percentage of revenues in the future as we incur a full year of costs associated with the Dremedia and Virage acquisitions, compared to a partial year for 2003.

  Gross profit.

	2003	% change	2002	% change	2001
	(dollars in millions)
Gross profit	$52.2	4.4%	$50.0	(1.3)%	$50.7

  Operating expenses.

  Research and development.

	2003	% change	2002	% change	2001
	(dollars in millions)
Research and development	$(11.9)	29.2%	$(9.2)	7.6%	$(8.5)

        Research and development expenses consist primarily of salaries and related personnel expenses, consultant fees and expenses related to the design, development, testing and enhancement of our family of products.

        The increase in research and development expenses from 2002 to 2003 was primarily due to increased research and development headcount and an increase in reported U.K. and European expenses due to the weaker U.S. dollar. Research and development headcount increased from approximately 75 at December 31, 2002, to approximately 105 at December 31, 2003, primarily as a result of the Virage acquisition, resulting in increased expenses of approximately $1.6 million. Research and development expenses in the U.K. and Europe increased by approximately $0.7 million, primarily due to the increase in the value of the pound sterling and Euro versus the U.S. dollar. The increase in research and development expenses from 2001 to 2002 was due to costs of $1.4 million associated with the development of new products, including Autonomy's Collaboration and Expertise Networks, Legacy Compatibility Modules and the new development of PODs, offset by a decrease of $0.5 million in personnel costs. We believe that research and development expenses will continue to increase in absolute dollars in the future primarily due to the introduction of new products and other anticipated product development efforts.

  Sales and marketing.

	2003	% change	2002	% change	2001
	(dollars in millions)
Sales and marketing	$(28.7)	(8.0)%	$(31.2)	(4.6)%	$(32.7)

        Sales and marketing expenses consist primarily of costs of marketing programs, including advertising, trade show, public relations and promotional expenses, provisions for doubtful accounts, and salaries, commissions and related personnel expenses for our sales force and marketing staff. We expect that sales and marketing expenses will increase over the next 12 months as we hire additional sales and marketing personnel, increase spending on advertising and marketing programs and establish additional international locations.

        The decrease in sales and marketing expenses from 2002 to 2003 was primarily due to a decrease in labor, travel and expenses costs and spending on specific projects, offset by the effect of the increase of the value of the pound sterling and the Euro versus the U.S. dollar. More specifically, during 2003 labor costs decreased by $1.4 million due to lower average headcount for the first nine months of the year prior to our acquisition of Virage in September 2003, and sales commissions decreased by $0.6 million due to a change in the geographical and size-of-transaction mix. During 2003 we also reduced travel and expenses expenditure by $0.3 million due to tighter controls. Finally other marketing costs, including advertising, media, trade shows and direct marketing initiatives, decreased by $1.4 million. The decreases in expenses were offset by $1.5 million due to the effect of the increase in the value of the pound sterling and Euro versus the U.S. dollar on expenses incurred outside the United States. The decrease in sales and marketing expenses from 2001 to 2002 was due to a number of factors, including a decrease in advertising, promotion, marketing and public relations rates, representing savings of approximately $2.8 million, offset by increased sales commissions of approximately $0.3 million. We anticipate, however, that we will continue to make significant investments in sales and marketing expenditures, and that our quarterly sales and marketing expenses will increase in absolute dollars together with a general increase in advertising, promotion, marketing and public relations rates.

  General and administrative

	2003	% change	2002	% change	2001
	(dollars in millions)
General and administrative	$(8.5)	30.1%	$(6.5)	(15.1)%	$(7.6)

        General and administrative expenses consist primarily of salaries and related personnel expenses for executive, accounting and administrative personnel, professional fees such as accounting and legal services and other general corporate expenses. As we add personnel and incur additional costs related to the growth of our business, we expect that general and administrative expenses will also increase.

        The increase in general and administrative expenses from 2002 to 2003 was due to a number of factors. During 2003 expenses for accounting and tax advice increased by $0.5 million, primarily due to due diligence advice relating to mergers and acquisitions. General and administrative personnel increased during 2003 due to expansion of our U.S. operations, resulting in increased expenses of $0.3 million, and legal costs for employment matters increased by $0.2 million. Finally, expenses increased by $0.4 million due to the effect of the increase in the value of the pound sterling and Euro versus the U.S. dollar as the majority of our general and administrative staff is located in the U.K. The decrease in general and administrative expenses from 2001 to 2002 was principally due to a decrease in staff costs in 2002 of approximately $0.5 million, and a decrease in office costs in 2002 of $0.7 million due to lower rates on and closure of serviced office facilities. We believe that general and administrative costs will remain relatively flat in absolute dollar terms in the foreseeable future.

  Share-based compensation

	2003	% change	2002	% change	2001
	(dollars in millions)
Share-based compensation	$(0.1)	N/M	$—	(100)%	$0.2

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

        The increase in share-based compensation from 2002 to 2003 was wholly related to options granted by Virage, Inc. which we assumed when we acquired Virage in September 2003. The credit in 2001 principally related to options which were cancelled when an employee's employment terminated against which we previously had recorded a charge. We believe that amortization of share-based compensation will remain relatively flat in absolute dollar terms in the foreseeable future as the number of outstanding assumed options with an associated charge decreases through exercise or cancellation following termination of employment.

  Interest income, net.

	2003	% change	2002	% change	2001
	(dollars in millions)
Interest income	$3.8	(26.6)%	$5.1	(20.5)%	$6.4

        The decrease in interest income from 2002 to 2003 was primarily due to decreases in interest rates and lower cash balances as a result of our acquisition of Virage in September 2003 and our share repurchase program in 2003. Cash balances were $102.3 million and $147.5 million at December 31, 2003 and 2002, respectively. During 2003 we repurchased for cancellation approximately 12.3 million shares at a total cost of $32.7 million, and purchased Virage for a net cash cost of approximately $13.3 million. The decrease in interest income from 2001 to 2002 was primarily due to decreases in interest rates. Cash balances were $147.5 million and $143.6 million at December 31, 2002 and 2001, respectively. Forecasting trends in interest income is dependent on factors within our control, such as use of cash, and factors outside of our control such as interest and exchange rates.

  Impairment of investments.

	2003	% change	2002	% change	2001
	(dollars in millions)
Impairment of investments	$—	(100)%	$(1.9)	625%	$(0.3)

        During 2003 we did not write down any investments, compared to the write-down of four investments during 2002 and the write down of two investments during 2001. We normally write down the entire value of investments when we are informed or become aware the company in which we have an investment faces a solvency issue and any expected funding round has failed.

  Gain on foreign exchange.

	2003	% change	2002	% change	2001
	(dollars in millions)
Gain on foreign exchange	$0.7	437.4%	$0.1	(97.3)%	$5.1

        The increase in gain on foreign exchange from 2002 to 2003 was primarily due to the value of debtor balances in currencies other than the U.S. dollar (such as the Euro and pounds sterling) increasing in value due to the weakening of the U.S. dollar versus these other currencies. The decrease in gain on foreign exchange from 2001 to 2002 was primarily due to conversion of substantially all of our dollar denominated cash deposits into sterling in May 2001, and the relative weakening of the U.S. dollar versus other currencies. We are unable to predict future movements of U.S. and foreign currencies, although we do expect our mix of revenues between U.S. and foreign currencies to remain relatively unchanged in the foreseeable future.

  Profit before (provision) benefit for income taxes and share of loss of associated company and minority interest.

	2003	% change	2002	% change	2001
	(dollars in millions)
Profit before (provision) benefit for income taxes and share of loss of associated company and minority interest	$7.7	17.8%	$6.5	(51.2)%	$13.3
Net Profit	$6.2	0.7%	$6.1	(34.6)%	$9.4

        The increase in profit before (provision) benefit for income taxes and share of loss of associated company and minority interest from 2002 to 2003 reflects an increase in revenues of 7.1% from 2002 to 2003 compared with a smaller increase in operating expenses and a $1.9 million write-down of investments in 2002. The decrease in profit before (provision) benefit for income taxes and share of loss of associated company and minority interest, and net profit, from 2001 to 2002 was primarily attributable to a decrease of gain on foreign exchange of $5.0 million or 98.0% from 2001 to 2002 due to conversion of substantially all of our dollar denominated cash deposits into sterling in May 2001, and the relative weakening of the U.S. dollar versus other currencies discussed above.

  Income taxes (provision) benefit.

	2003	% change	2002	% change	2001
	(dollars in millions)
Income taxes	$(1.4)	(689)%	$0.2	106%	$(3.9)

        Income tax charges increased from 2002 to 2003 from a benefit of 4% in 2002 to an effective group tax rate of 19% in 2003. Our effective tax rate in 2003 increased primarily due to the availability of fewer operating losses offseting against increased profits compared to 2002. Our effective group tax rate fell from 29% in 2001 to a benefit of 4% in 2002 primarily through the use of operating losses and research and development credits to offset against profits from operations. In each period a valuation allowance was recorded against net deferred tax assets to reduce the amount of such assets to that which is more likely than not to be realized.

  Share of loss of associated company and minority interest.

	2003	% change	2002	% change	2001
	(dollars in millions)
Share of loss of associated company and minority interest	$(0.1)	(87.7)%	$(0.6)	646%	$(0.1)

        Share of loss of associated company and minority interest consisted of losses of Dremedia Limited in 2002 and 2003 (through May 13, 2003, when we acquired a 100% interest in Dremedia) and SoftSound Limited in 2001, 2002 and 2003 (through September 4, 2003, when we acquired a 100% interest in SoftSound). The decrease in share of losses of associated company and minority interest from 2002 to 2003 was primarily attributable to lower losses of the associated companies and the inclusion in 2003 of only five months of operations for Dremedia and nine months of operations for SoftSound, versus 12 months for each of Dremedia and SoftSound in 2002. Conversely, the increase in share of losses of associated company and minority interest from 2001 to 2002 was primarily due to the inclusion of 12 months of operations for Dremedia in 2002 compared to six months in 2001, and increased investment by SoftSound.

Liquidity and Capital Resources

        Cash and cash equivalents totalled $102.3 million at December 31, 2003, compared to a balance of $147.5 million at December 31, 2002. During 2003 cash was primarily utilized for our share repurchase program and for acquisitions, as discussed below.

        Net cash (used in) provided by operating activities was as follows:

	2003	% change	2002	% change	2001
	(dollars in millions)
Net cash (used in) provided by operating activities	$(5.7)	(274.6)%	$3.3	(48.5)%	$6.4

        The decrease in cash generation from 2002 to an operating cash outflow in 2003 was primarily due to one-time expenses related to the acquisition of Virage, including approximately $2.1 million relating to the termination of a lease for excess office space, and approximately $1.3 million relating to the unwinding of net working capital liabilities acquired with Virage. The increase in cash generation from 2001 to 2002, was primarily due to fluctuating revenues during periods of comparatively stable operating expenses. We expect that cash generation will increase if revenues similarly increase.

        Net cash used in investing activities was as follows:

	2003	% change	2002	% change	2001
	(dollars in millions)
Net cash used in investing activities	$(16.2)	1,036%	$(1.4)	(35.0)%	$(2.2)

        Cash was used during all of these periods to acquire office equipment and software licenses and to purchase investments. In particular, in 2003 net cash of $13.3 million was used for the purchase of Virage, Inc., net cash of $0.6 million was used for general trade investments and net cash of approximately $0.8 million was used to acquire software licenses for internal business use. In 2002 net cash of $0.9 million was used for general trade investments. In 2001 net cash of $1.7 million was used for office equipment in connection with movement to our new corporate headquarters and $0.4 million was used to invest in Dremedia Limited. We currently do not have significant capital spending or short-term purchase commitments, but expect to continue to engage in capital spending in the ordinary course of business.

        Net cash (used in) provided by financing activities was as follows:

	2003	% change	2002	% change	2001
	(dollars in millions)
Net cash (used in) provided by financing activities	$(32.6)	168.8%	$(12.1)	NM	$0.7

        Net cash used in financing activities in 2003 and 2002 was primarily used for our share repurchase program, which commenced during 2002 and continued during 2003. During 2003, we purchased for cancellation 12,332,084 shares at an average price of approximately $2.63 per share. During 2002, we purchased for cancellation 4,980,286 shares at an average price of approximately $2.38 per share. In total we have purchased for cancellation an aggregate of 17,312,370 shares at an average price of approximately $2.55 per share. Net cash provided by financing activities in 2001 primarily consisted of the receipt of the exercise price of employee share options.

        We do not have any indebtedness. Our annual contractual commitment under operating leases is $3.3 million, as discussed below. We do not have any financial guarantees or related covenants. Substantially all of our cash balances are held in short-term deposits paying market interest rates. We hold material cash balances in U.S. dollars, pounds sterling and Euros. We do not currently undertake currency hedging transactions to cover our transaction or translation exposures, but we may choose to hedge a portion of these exposures in the future. Any losses incurred in connection with currency hedging transactions would adversely affect our operating results.

        We expect to experience growth in our working capital needs for the foreseeable future in order to execute our business plan. Our capital requirements depend on a variety of factors, including market acceptance of our products, the resources we devote to developing, marketing, selling and supporting our products and the timing and extent of establishing international operations. We expect to continue to devote substantial capital resources to hire staff and expand our sales, support, marketing and product development activities, to expand marketing programs, to establish additional facilities world-wide and for other general corporate activities including share repurchase programs. This may constitute a material use of our cash resources. In addition, we may utilize cash resources to fund acquisitions or investments in complementary businesses, technologies or products. We believe that our current cash and cash equivalents and cash generated from operations will be sufficient to meet our anticipated cash requirements for working capital and capital expenditures for at least the next 12 months. We do not maintain a line of credit or overdraft facility.

        Historically we have had a significant accounts receivable balances at the end of any reporting period, primarily as a result of slower payment practices in continental Europe which accounts for a significant portion of our business. Consequently, at least one quarter of our annual revenue historically has been outstanding in accounts receivable at the end of any quarter. During 2003 we saw a slowing of accounts receivable as a percentage of revenues as a result of an increase in revenue in the fourth quarter of 2003 compared to the fourth quarter of 2002. During 2002 we saw a slowing of accounts receivable turnover as a result of deteriorating economic conditions affecting our customers' speed of payment. This trend reversed during 2003 with improved economic conditions affecting general rates of payment. During 2003 we did not make any significant changes to our credit policies, collection efforts, credit utilization or delinquency policies.

Off-Balance Sheet Arrangements

        We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Tabular Disclosure of Contractual Obligations

        The following table sets forth as of December 31, 2003, our known contractual obligations, aggregated by type of contractual obligation.

Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
(in thousands)
Contractual obligations
Long-term debt obligations	$—	$—	$—	$—	$—
Capital (finance) lease obligations	—	—	—	—	—
Operating lease obligations	22,215	3,339	3,788	3,459	11,629
Purchase obligations	—	—	—	—	—
Other long-term liabilities reflected on our balance sheet under the GAAP of the primary financial statements	—	—	—	—	—

Total	$22,215	$3,339	$3,788	$3,459	$11,629

Trends

        During 2003, a slowdown in the macro-economic environment which commenced in 2000 continued to affect worldwide IT spending patterns. In our experience economic activity and uncertainty continued throughout 2003 until late September 2003 when we experienced an increase in customer activity. This is a trend that has been broadly experienced across the software industry. This increase in activity led to improved revenues in the fourth quarter of 2003, leading to slightly improved revenues and improved operating profits for the whole of 2003. During the period costs remained comparatively stable, and our average selling prices remained consistent with recent historical trends. We have seen the increase in activity continue into early 2004 and we believe that absent any change in the general economic sentiment, we would expect economic patterns to continue to improve throughout 2004.

Recently Issued Accounting Pronouncements

        SFAS 145.    In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections." The principal change under SFAS 145 is that gains or losses arising from the extinguishment of debt, which are classified as extraordinary items by SFAS No. 4 "Reporting Gains and Losses from Extinguishment of Debt, an Amendment of APB Opinion No. 30" will no longer be classified as such. The provisions of SFAS 145 are effective for fiscal years beginning after May 15, 2002. The adoption of SFAS 145 during fiscal 2003 did not have any impact on our financial position or results of operations.

        SFAS 146.    In June 2002, the FASB issued SFAS No. 146 "Accounting for Costs Associated with Disposal or Exit Activities". This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)." This statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF 94-3, a liability for an exit cost as defined in EITF 94-3 was recognized at the date of an entity's commitment to an exit plan. This statement provides that an entity's commitment to a plan, by itself, does not create a present obligation to others that meets the definition of a liability. Therefore, SFAS 146 eliminates the definition and requirements for recognition of exit costs in EITF 94-3 until a liability has been incurred and establishes that fair value is the objective for initial measurement of the liability. However, this standard does not apply to costs associated with exit activities involving entities acquired under business combinations or disposal activities covered under SFAS 144. The application of SFAS 146 during 2003 did not have a material impact on our financial position or results of operations.

        SFAS 149.    On April 30, 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities ". SFAS 149 amends SFAS 133 for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. SFAS 149 also amends certain other existing pronouncements and will require contracts with comparable characteristics to be accounted for similarly. In particular, SFAS 149 clarifies when a contract with an initial net investment meets the characteristic of a derivative and clarifies when a derivative that contains a financing component will require special reporting in the statement of cash flows. SFAS 149 is effective for contracts entered into or modified after June 30, 2003. The application of SFAS 149 during 2003 did not have any impact on our financial position or results of operations.

        SFAS 150.    In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS 150 requires that an issuer classify any financial instruments that are within the scope of SFAS 150 as a liability (or an asset in some circumstances). SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003. We do not currently have any arrangements within the scope of this Standard.

        FIN 45.    In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 requires additional disclosure for guarantees, including loan guarantees such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under the guarantee and must disclose that information in its interim and annual financial statements. The provisions related to recognizing a liability at inception of the guarantee for the fair value of the guarantor's obligations does not apply to product warranties or to guarantees accounted for as derivatives. We adopted FIN 45 effective January 1, 2003, which did not have a material impact on our financial position or results of operations.

        FIN 46.    In January 2003, the FASB issued Interpretation No. 46 "Consolidation of Variable Interest Entities" ("FIN 46"). FIN 46 requires companies to consolidate variable interest entities for which the company is deemed to be the primary beneficiary and disclose information about variable interest entities in which the company may have a significant variable interest. FIN 46 will become effective during 2004 and we do not expect the adoption of this Interpretation to have any impact upon our financial position or results of operations.

        EITF 00-21.    In November 2002, the FASB's Emerging Issues Task Force reached a final consensus related to Revenue with Multiple Deliverables ("EITF 00-21"). The consensus requires that revenue recognition with multiple deliverables should be divided into separate units of accounting if:

  •
  a delivered item has value to the customer on a standalone basis;

  •
  there is objective and reliable evidence of fair value of the undelivered item; and

  •
  if the arrangement includes a general right of return, delivery or performance of the undelivered items is considered probable and substantially in the control of the vendor.

Arrangement consideration should be allocated among the separate units of accounting based on their relative fair value and appropriate revenue recognition criteria would be applied to each separate unit of accounting. We have not yet determined what effect, if any, EITF 00-21 would have on revenue and net income determined in accordance with US GAAP. The EITF agreed the effective date for the consensus will be for all revenue arrangements entered into in fiscal periods beginning after June 15, 2003, with early adoption permitted. We continue to evaluate the impact of this EITF on our financial statements. This EITF will be effective for our accounts for revenue arrangements entered into after January 1, 2004.

Item 6. Directors, Senior Management and Employees

Directors and Key Employees

        The following table sets forth the name, age and position of each of our directors and key employees as of December 31, 2003:

Name	Age	Position
Directors
Michael R. Lynch, Ph.D	38	Managing Director and Chief Executive Officer
Richard G. Gaunt	36	Technical Director and Chief Technology Officer
Sushovan Hussain	39	Finance Director and Chief Financial Officer
Barry M. Ariko*(1)(2)	57	Director
John P. McMonigall*(1)(2)	60	Director
Mark Opzoomer*(1)(3)	46	Director
Richard N. Perle*(1)(3)	62	Director
Key Group Employees
Andrew M. Kanter	34	Chief Operating Officer
Stouffer Egan	35	Chief Executive Officer, U.S.

*
Non-executive director
(1)
Member of the Audit Committee
(2)
Member of the Remuneration Committee
(3)
Member of the Nominations Committee

        Michael R. Lynch, Ph.D, co-founder of Autonomy, has served as our Managing Director and Chief Executive Officer since our inception in March 1996. Prior to founding Autonomy, Dr. Lynch founded Neurodynamics Limited in 1990. Dr. Lynch is also a non-executive director of Neurodynamics Limited, Cambridge Neurodynamics Limited and Nholdings Limited, and a non-executive director of Avocet

Capital Management. Dr. Lynch holds an M.A. in electrical and information sciences, a Ph.D in adaptive techniques in signal processing and connectionist models and held a research fellowship in adaptive pattern recognition from Cambridge University.

        Richard G. Gaunt, co-founder of Autonomy, has served as Technical Director and Chief Technology Officer of Autonomy since our inception in March 1996. Prior to co-founding, Mr. Gaunt served as Technical Director of Cambridge Neurodynamics Limited since 1991. He also serves as a non-executive director of Neurodynamics Limited, Cambridge Neurodynamics Limited and Nholdings Limited. Mr. Gaunt holds a BSc in electronic engineering and an MSc from the University of Natal in Durban.

        Sushovan Hussain has served as our Chief Financial Officer since June 2001 and was appointed as Finance Director in June 2003. Prior to joining Autonomy, Mr. Hussain worked for LASMO plc, one of the world's largest independent oil and gas exploration companies which was acquired by Eni in early 2001, where he held a number of senior international financial positions, including three years in the Corporate Development department, charged with acquisitions and divestments. Mr. Hussain received his BA in Economics from Cambridge University, England, and became a qualified Chartered Accountant while employed at Ernst & Young in London.

        Barry M. Ariko has served as a non-executive director of Autonomy since January 2000. From November 2003, Mr. Ariko has served as CEO and President of Mirapoint, Inc., a leader in messaging networks. From January 2000, until it was acquired by Peregrine Systems in May 2001, he was Chairman, CEO and President of Extricity, Inc., a provider of software for the management of inter-company transactions and workflow. Prior to Extricity he was Senior Vice President of AOL, which had acquired Netscape Communications Corp., where he was Executive Vice President and Chief Operating Officer with primary responsibility for the enterprise software business since August 1998. From April 1994 to August 1998, Mr. Ariko was Executive Vice President in charge of the Americas operations for Oracle Corporation. Mr. Ariko also serves as a director of Incyte and Aspect Communications. Mr. Ariko holds a B.S. in Management from Golden Gate University in San Francisco and in 1992 completed the Advanced Executive Program at Northwestern University's J. L. Kellogg Graduate School of Management.

        John P. McMonigall has served as a non-executive director of Autonomy since July 1998. Since April 1990, Mr. McMonigall has worked for Apax Partners Worldwide LLP, a private equity firm, where he is responsible for Apax' investments in private companies in telecommunications, software and related fields. From 1986 to 1990, Mr. McMonigall held a variety of positions at British Telecom where he served as a member of the Management Board. He currently serves on the board of Dialog Semiconductor plc. Mr. McMonigall also serves on the boards of several privately owned companies as a non-executive director, including Neurodynamics Limited and Nholdings Limited.

        Mark Opzoomer has served as a non-executive director of Autonomy since June 2003. From July 2001 through December 2003, he served as European managing director & regional vice-president of Yahoo!. Prior to joining Yahoo!, from 1994 through 1999, Mr. Opzoomer was deputy chief executive of Hodder Headline PLC, an international consumer and educational book publishing company listed on the London Stock Exchange. From 1988 through 1993, Mr. Opzoomer served in various positions with the Virgin Group, including commercial director of Virgin Communications. In 1991, Virgin Mastertronic Group was sold to Sega Enterprises, where Mr. Opzoomer was Commercial and Finance Director until 1994. Mr. Opzoomer holds an MBA from IMD, Lausanne, Switzerland, and earned a Bachelor of Commerce, Honors, from Queen's University, Ontario, Canada. Mr. Opzoomer also completed in 1995 the London and Wharton Business Schools Directors Forum, a program for public company directors. Mr. Opzoomer qualified as a chartered accountant with PwC (Coopers & Lybrand) in 1981, where he spent seven years in audit and then business investigation services.

        Richard N. Perle has served as a non-executive director of Autonomy since February 2000. Mr. Perle has served as Resident Fellow of the American Enterprise Institute for Public Policy Research since 1987. Since January 1994, Mr. Perle has also served as a consultant on general business, markets and strategy to corporate clients. He was the Assistant Secretary for the United States Department of Defense, International Security Policy from 1981 to 1988. Mr. Perle is a principal at Trieme Partners, a venture fund, and a director of NaPro Biotherpeutics, where he serves on the audit and compensation committees, Hollinger International and DigitalNet. Mr. Perle is a member of the International Advisory Board of Hollinger Inc. Mr. Perle holds an M.A. from Princeton University and an A.B. from the University of Southern California.

        Andrew M. Kanter joined Autonomy in August 2000 as Vice President, International Operations and Legal Affairs, and has served as our Chief Operating Officer since 2001. Prior to joining Autonomy, from July 1999 through July 2000, Mr. Kanter was an associate attorney with Brobeck Hale and Dorr in London, England, primarily engaged in international mergers and acquisitions and corporate finance. From May 1997 through June 1999, Mr. Kanter was an associate attorney in the Business & Technology group of Brobeck, Phleger & Harrison in San Francisco, CA, and prior to that was an associate attorney with Shearman & Sterling, San Francisco, CA. Mr. Kanter holds a juris doctor from the University of Southern California Law Center and a B.A. from Johns Hopkins University, and also studied at Kansai University of Foreign Studies, Osaka, Japan.

        Stouffer Egan joined Autonomy in March 2001 as Director of Global Accounts, and has served as our Chief Executive Officer, U.S. since 2002. Prior to joining Autonomy, from February 2000 through March 2001, Mr. Egan was Vice President of Corporate Development for LeadingSide Inc. From January 1995 through February 2000, Mr. Egan held various positions with Dataware Technologies, most recently as Vice President, Corporate Development. Mr. Egan holds a B.A. in Economics from Trinity College, CT.

Compensation of Directors

        The aggregate amount of compensation paid to our directors and executive officers during the year ended December 31, 2003, was $1.2 million. Compensation paid to our directors (7 persons) for the year ended December 31, 2003, was as follows:

	Salary(1)	Benefits in Kind	Bonuses	Total 2003	Total 2002(2)
Executive Directors
Dr. Michael R. Lynch	$178,200	$37,233	$—	$215,433	$170,797
Richard G. Gaunt	137,660	11,546	—	149,206	152,096
Sushovan Hussain(3)	140,332	5,710	17,820	163,862	—
Non-executive Directors
Barry M. Ariko	25,000	—	—	25,000	25,000
John P. McMonigall	17,820	—	—	17,820	16,095
Mark Opzoomer(3)	14,583	—	—	14,583	—
Richard N. Perle	—	—	—	—	—

	$513,595	$54,489	$17,820	$585,904	$363,988

(1)
For Dr. Lynch and Messrs. Gaunt, Hussain and McMonigall, paid in British Pounds Sterling and translated into U.S. Dollars at an exchange rate of £1.00=$1.782, the Noon Buying Rate on December 31, 2003.

(2)
For Dr. Lynch and Messrs. Gaunt, Hussain and McMonigall, paid in British Pounds Sterling and translated into U.S. Dollars at an exchange rate of £1.00 = $1.6095, the Noon Buying Rate on December 31, 2002.

(3)
For Messrs. Hussain and Opzoomer, from June 1, 2003, the date they joined the board of directors.

        Amounts paid include salary, benefits-in-kind, consisting of company cars and for Dr. Lynch reimbursement of family travel expenses, and bonuses. No Director has any entitlement to pension, retirement or similar benefits from us. Accordingly no amounts have been set aside or accrued for such items. Non-executive directors are reimbursed for their reasonable out-of-pocket expenses incurred in attending the meetings of our board of directors and committees thereof.

Board Practices

        Officers serve at the discretion of the board of directors. Our Memorandum and Articles of Association authorizes between two and ten directors. Our board currently consists of seven directors divided into three classes, with each class serving for a term of three years. At each annual meeting of shareholders, directors are elected by the holders of our ordinary shares to succeed the directors whose terms are expiring. The members of each class of directors are determined by including first any directors who do not wish to stand for re-election and then the directors who have been in office longest since their last appointment or election. Dr. Lynch was re-elected as a director in July 2001, and his office expires in July 2004. Messrs. McMonigall and Ariko were re-elected as directors in June 2002, and each of their offices expires in June 2005. Messrs. Gaunt and Perle were re-elected as directors in May 2003, and each of their offices expires in May 2006. Messrs. Hussain and Opzoomer were appointed as directors in June 2003 and are subject to re-election at the next Annual General Meeting.

Employment Agreements

        We are a party to employment agreements with each of Dr. Lynch and Messrs. Gaunt and Hussain.

        Dr. Lynch's agreement, dated July 9, 1998, provides for his employment as Managing Director and Chief Executive Officer, at a salary of £100,000 (approximately $178,420) per annum. Mr. Gaunt's agreement, dated July 9, 1998, provides for his employment as our Technical Director and Chief Technology Officer, at a salary of £90,000 (approximately $160,578) per annum. Each are also entitled to current benefits generally made available to all employees and any fees or remuneration he is entitled to as a director of Autonomy. Each of these agreements has no fixed term and can be terminated by either party on not less than six months' notice. For 12 months following the termination of employment, Dr. Lynch and Mr. Gaunt are prohibited from soliciting our clients, customers and employees and from competing with us in a similar geographic area.

        Under the terms of Dr. Lynch's and Mr. Gaunt's agreements, each may provide services on a part-time basis to Cambridge Neurodynamics Limited, a company controlled by Dr. Lynch and Apax, or any companies affiliated with Neurodynamics, at such times as are agreed to by the employee, Neurodynamics and Autonomy after good-faith consultation, and they currently serve as non-executive directors. Such good faith consultations occur with our non-executive directors from time to time as and when services are requested by Cambridge Neurodynamics Limited or any companies affiliated with Neurodynamics. Such services performed for all Neurodynamics companies may not exceed 25% of either of Dr. Lynch's or Mr. Gaunt's total working time in any month. As compensation for such services, Neurodynamics pays us a monthly fee of up to 25% of Dr. Lynch and Mr. Gaunt's salaries, plus applicable taxes. To date each of Dr. Lynch and Mr. Gaunt have spent an immaterial amount of time working for these companies.

        Mr. Hussain's agreement, dated June 27, 2001, provides for his employment as Chief Financial Officer, at a salary of £135,000 (approximately $240,870) per annum and a bonus of up to £5,000 (approximately $8,900) per quarter. Mr. Hussain is entitled to current benefits generally made available to all employees. This agreement has no fixed term and can be terminated by either party on not less than six months' notice. For six months following the termination of employment, Mr. Hussain is prohibited from competing with our business, and soliciting our clients, customers and employees.

        Messrs. Ariko, McMonigall, Opzoomer and Perle serve as our directors under appointment letters with us dated January 7, 2000, July 2, 1998, June 1, 2003 and February 23, 2000, respectively. Under these letters, Messrs. Ariko and Opzoomer are each paid an annual fee of $25,000, and Apax Partners & Co. Ventures Ltd., on behalf of Mr. McMonigall, is paid an annual fee of £10,000 (approximately $17,842) for his services as a director. We have granted options to purchase 75,000 ordinary shares to each of Messrs. Ariko and Perle under their letters, in common with industry practice at the time. These options vested over a period of three years during their continued service as directors. Each have been granted additional options, set forth below under "Item 6. Directors, Senior Management and Employees—Share Ownership." We do not expect to grant further options to our non-executive directors. Either party to each of these letters may terminate the appointment upon three months' notice.

Corporate Governance

        Our board of directors has established an audit committee, a remuneration committee and a nominations committee.

        Remuneration Committee.    The remuneration committee is primarily responsible for reviewing and approving our general compensation policies and setting compensation levels for our executive officers. The committee also administers our incentive compensation plans. The committee currently consists of Messrs. Ariko and McMonigall.

        Audit Committee.    The audit committee is primarily responsible for approving the services performed by our independent auditors and reviewing our accounting practices and systems of internal accounting controls. The committee is chaired by Mr. Opzoomer, and the other members include Messrs. Ariko, McMonigall and Perle, all of whom are independent. The ultimate responsibility for reviewing and approving our annual statutory accounts remains with our board of directors as required by English law.

        Nominations Committee.    The nominations committee is primarily responsible for proposing to the board any new appointments of both executive and non-executive directors and makes recommendations to the board on board composition and balance. The committee currently consists of Messrs. Opzoomer and Perle.

        Nasdaq Waivers.    In common with other companies incorporated in England and Wales, we have received a waiver from Nasdaq of Rule 4530(f) relating to the quorum required at annual shareholder meetings. In the alternative a quorum is governed by English statutes and our Articles of Association.

Employees

        The following table sets out the number of our employees by function at the periods indicated:

	As of December 31,
	2003	2002	2001
Technology and research and development	104	77	80
Sales	87	78	81
Marketing	23	20	19
Administrative	28	24	24

Total Employees	242	199	204

        As of December 31, 2003, we had 242 employees, 94 of whom were located at our headquarters in Cambridge, England, 123 were located in the United States, and the remainder of which were located at our other offices.

        We have never had a work stoppage, and no employees are represented under collective bargaining agreements. We consider our relations with our employees to be good.

Options

        As of April 9, 2004, there were outstanding options to purchase a total of 1,500,269 shares that had been granted by Autonomy to our directors, executive officers and key group employees. Details of these outstanding options are set out below:

Name	Option Plan	Number	Exercise Price Per Share	Grant Date	Exercise Period
Sushovan Hussain	U.K. Option Scheme	50,000	£2.56	July 30, 2001	July 30, 2002 to July 29, 2009
Sushovan Hussain	U.K. Option Scheme	10,000	£2.81	November 1, 2001	November 1, 2002 to October 31, 2009
Sushovan Hussain	U.K. Option Scheme	10,000	£4.04	March 15, 2002	March 15, 2003 to March 14, 2010
Sushovan Hussain	U.K. Option Scheme	25,000	£3.42	May 2, 2002	May 2, 2003 to May 1, 2010
Sushovan Hussain	U.K. Option Scheme	5,000	£1.21	July 11, 2002	July 11, 2003 to July 10, 2010
Sushovan Hussain	U.K. Option Scheme	100,000	£1.35	July 19, 2002	July 19, 2003 to July 18, 2010
Sushovan Hussain	U.K. Option Scheme	70,000	£1.31	February 6, 2003	August 6, 2004 to February 5, 2010
Sushovan Hussain	U.K. Option Scheme	75,000	£2.17	November 21, 2003	May 21, 2004 to November 20, 2010
Andrew M. Kanter	U.K. Option Scheme	300,000	$41.00	July 7, 2000	July 7, 2001 to July 6, 2007
Andrew M. Kanter	U.K. Option Scheme	26,582	£35.81	November 9, 2000	November 9, 2001 to November 8, 2007
Andrew M. Kanter	U.K. Option Scheme	169,937	£3.01	April 12, 2001	April 12, 2002 to April 11, 2008
Andrew M. Kanter	U.K. Option Scheme	10,000	£2.24	September 25, 2001	September 25, 2002 to September 24, 2008
Andrew M. Kanter	U.K. Option Scheme	25,000	£3.42	May 2, 2002	May 2, 2003 to May 1, 2009
Andrew M. Kanter	U.K. Option Scheme	30,000	£1.31	February 6, 2003	August 6, 2004 to February 5, 2010
Andrew M. Kanter	U.K. Option Scheme	75,000	£2.17	November 21, 2003	May 21, 2004 to November 20, 2010
Stouffer Egan	U.S. Option Plan	25,000	£13.66	March 6, 2001	March 6, 2002 to March 5, 2008
Stouffer Egan	U.S. Option Plan	6,250	£3.01	April 12, 2001	April 12, 2002 to April 11, 2008
Stouffer Egan	U.S. Option Plan	10,000	£2.24	September 25, 2001	September 25, 2002 to September 24, 2008
Stouffer Egan	U.S. Option Plan	10,000	£2.81	November 1, 2001	November 1, 2002 to October 31, 2008
Stouffer Egan	U.S. Option Plan	25,000	£3.42	May 2, 2002	May 2, 2003 to May 1, 2009
Stouffer Egan	U.S. Option Plan	10,000	£1.21	July 11, 2002	July 11, 2003 to July 10, 2009
Stouffer Egan	U.S. Option Plan	100,000	£1.35	July 19, 2002	July 19, 2003 to July 18, 2009
Stouffer Egan	U.S. Option Plan	50,000	£1.31	February 6, 2003	August 6, 2004 to February 5, 2010
Stouffer Egan	U.S. Option Plan	75,000	£2.17	November 21, 2003	May 21, 2004 to November 20, 2010

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

1996 U.K. Discretionary Option Scheme

        Our U.K. Option Scheme was adopted by our board on December 4, 1996. Our board has complete discretion to determine which eligible individuals receive option grants, the time or times when the grants are to be made, the number of ordinary shares subject to each grant, the vesting schedule to be in effect for the grant and the maximum term for which each option grant may remain outstanding. As of December 31, 2003, options to purchase an aggregate of 3,293,764 ordinary shares were outstanding, and 1,703,131 ordinary shares had been issued pursuant to option exercises under the U.K. Option Scheme.

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

1998 U.S. Share Option Plan

        The 1998 U.S. Share Option Plan was adopted by our board in June 1998 and was approved by the shareholders in July 1998 in order to provide equity incentives through option grants to employees residing in the United States. 18,000,000 ordinary shares have been authorized for issuance under the U.S. Option Plan. As of December 31, 2003, options to purchase an aggregate of 2,375,338 ordinary shares were outstanding and 2,929,805 ordinary shares had been issued pursuant to option exercises under the U.S. Option Plan.

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

Virage Share Option Plans

        In connection with our acquisition of Virage, Inc., we assumed Virage's obligations under its 1997 Stock Option Plan and 2001 Nonstatutory Stock Option Plan. Virage options were converted to Autonomy options at an exchange rate of 0.35637674 Autonomy options for each Virage option, and the obligations of Virage under the Virage option plans were terminated. As of December 31, 2003, options to purchase an aggregate of 1,160,836 ordinary shares were outstanding under the Virage option plans.

        Options originally granted under the Virage option plans may have a term of up to ten years and must have an exercise price of at least 85% of the fair market value of our ordinary shares on the date of grant. Options are exercisable in one or more instalments over the optionee's period of employment and are subject to earlier termination in connection with the optionee's cessation of employment. The exercise price for ordinary shares purchased under the Virage options plans may be paid in cash, by check or in ordinary shares valued at the fair market value on the exercise date. The options may also be exercised through the same day sale of a portion of the purchased shares, with the proceeds applied to the payment of the exercise price, or through the delivery of a full recourse, interest bearing promissory note.

        In the event that we are acquired or undergo a change in control, each outstanding option may be exchanged for a new option which is the economic equivalent of the exchanged option but which relates to shares of the successor corporation or other affiliated entity. Options which are not so exchanged will terminate. Our board has the discretion to accelerate the vesting of outstanding options under the Virage option plans in connection with changes in control, whether or not those options are to be exchanged in the transaction.

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

        The following table sets forth information with respect to the beneficial ownership of our shares as of April 9, 2004 by each of our directors, executive officers and key group employees and each shareholder who is known by us to be interested, directly or indirectly, or to own beneficially more than three percent (3%) of our outstanding shares. The percent of beneficial ownership for each shareholder is based on 111,010,036 shares outstanding as of April 9, 2004.

Name of Beneficial Owner	Number	Percentage
Directors, Named Executive Officers and Key Group Employees:
Michael Lynch	18,821,532	17.0%
Richard G. Gaunt	2,456,240	2.2
Sushovan Hussain	—	—
Barry M. Ariko	—	—
John McMonigall	—	—
Mark Opzoomer	—	—
Richard N. Perle	—	—
Andrew M. Kanter	—	—
Stouffer Egan	—	—
All directors and executive officers as a group (9 persons)	21,277,772	19.2
Other 3% Shareholders:
The Capital Group Companies, Inc.	10,003,300	9.0
Lazard Asset Management	8,650,210	7.8
Fidelity International Limited	7,524,416	6.8
OppenheimerFunds	4,950,301	4.5
Prudential plc	3,752,682	3.4
Legal & General Investment Management Limited	3,517,446	3.2
AXA S.A.	3,412,947	3.1

        As of April 9, 2004, to our knowledge we had approximately seven record holders of ADRs and ordinary shares in the United States, representing less than 1% of our outstanding shares. The foregoing may not represent actual location of ownership of our shares, as under applicable English law shares are generally registered in the name of the nominee holder.

        Our major shareholders do not have different voting rights from other holders of our ordinary shares. We are not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal persons severally or jointly. We are not aware of any arrangements which may at a subsequent date result in a change in control of the company.

        The percentage ownership of three of our major shareholders has changed since our initial public offering on the Nasdaq National Market in May 2000 as a result of sales by these shareholders in conjunction with our public offering on the London Stock Exchange in November 2000. In particular, Apax Funds Nominees Limited, which was one of our 3% shareholders at the time of our initial public offering, sold 2,640,000 shares in the May 2000 offering, 4,735,649 shares in the November 2000 offering and 8,928,197 shares in February 2001 in a private placement. Apax now holds no shares. Dr. Michael Lynch, one of our officers and directors, sold 943,140 shares in the May 2000 offering and 1,446,525 shares in the November 2000 offering. Richard Gaunt, another of our officers, directors and co-founder, sold 376,860 shares in the May 2000 offering and 440,000 shares in the November 2000 offering. In addition, each of our major shareholders who trade in the public markets have from time to time during the past three years increased and decreased their share holdings.

        Finally, in October 2003 Mr. Gaunt exercised an option to purchase 3,585,825 existing Autonomy ordinary shares from Dr. Lynch, Autonomy's co-founder, and 528,415 existing ordinary shares from Apax, one of Autonomy's initial investors. These options were granted by Dr. Lynch and Apax to Mr. Gaunt as employment incentives when Autonomy was founded in 1996. The sole reason for the exercise was that the options would have lapsed in December 2003 if not exercised. Immediately following the exercise of these options, Mr. Gaunt sold 1,658,000 shares to cover the tax liabilities associated with the option exercises.

Related Party Transactions

Related companies

        Some of our executive officers and non-executive directors have relationships with a group of companies not affiliated with our company.

  Organization and ownership

        Dr. Lynch, our co-founder and Chief Executive Officer, and Apax Funds, the nominee shareholder for certain funds managed by Apax Partners & Co. Ventures Limited, together have investments in other companies. Mr. McMonigal is a director of Apax. Dr. Lynch owns approximately 51% of the shares of Neurodynamics Limited and NeuraScript Limited, and Apax owns the balance of shares of each of these companies. Dr. Lynch also owns approximately 43.7% of Nholdings Limited's voting shares and Apax owns the balance. Dr. Lynch has granted to Mr. Gaunt options to purchase an aggregate of approximately 4.3% of Nholdings Limited's outstanding shares. Nholdings Limited owns NCorp Limited.

        Neurodynamics Limited owns Cambridge Neurodynamics Limited. Cambridge Neurodynamics Limited is engaged in the application of pattern recognition technologies to biometrics and digital video surveillance. Biometric identification encrypts an image of a part of the body into a digital code which is transmitted to a server where the image is decoded and compared with the enrolled image. Cambridge Neurodynamics Limited markets solutions for fingerprint recognition and verification, three-dimensional facial recognition, digital video surveillance and numberplate recognition systems. NeuraScript Limited is engaged in the application of intelligent character recognition (such as letters and numbers) for high volume document processing and markets products which recognise characters such as Intelli-Form and which provides for accurate data extraction from large volumes of hand-written forms. NCorp Limited is a company engaged in adding intelligence to the searching of structured data NCorp's products provide a solution to navigating relational database content. For e-commerce companies, NCorp's products can be used to search databases such as holiday packages and motorbike engine components. NCorp's products are used by a wide range of enterprises, from e-commerce customers to corporate knowledge workers.

  Agreements

        Our core technology, the DRE, was originally developed by Cambridge Neurodynamics Limited. We purchased the DRE in July 1998 for $4.0 million from Cambridge Neurodynamics Limited. We have granted to Neurodynamics Limited an irrevocable, exclusive, perpetual, worldwide, royalty-free license to use or modify the DRE solely for the sale of software or software-based services directly to end users involved in or dealing with security, defense, law enforcement or anti-fraud activities to be used by them in connection with these activities, although it has not been active in these markets in the past three years.

        We incurred expenses of $0.2 million in each of the years ended December 31, 2003, 2002 and 2001 for management and software development services from Cambridge Neurodynamics Limited, and billed rent charges and recharges of other expenses to Cambridge Neurodynamics Limited of

$0.1 million in each of the years ended December 31, 2003, 2002 and 2001 respectively. Cambridge Neurodynamics Limited owed us $Nil at each of December 2003, 2002 and 2001 respectively. We owed Cambridge Neurodynamics Limited $Nil, $0.1 million and $0.4 million at December 2003, 2002 and 2001 respectively.

        During the years ended December 31, 2003, 2002 and 2001, we incurred expenses of $0.2 million, $0.5 million and $1.1 million respectively from NCorp Limited for software development services. We billed NCorp Limited $0.2 million, $0.3 million and $0.2 million during the years ended December 31, 2003, 2002 and 2001, respectively, primarily for rent recharges, office expenses and other expense recharges. At December 31, 2003, 2002 and 2001, NCorp Limited owed us $0.1 million, $Nil and $Nil million. At December 31, 2003, 2002 and 2001, we owed NCorp $0.1 million, $0.9 million and $1.1 million.

        We have entered into other corporate and trading arrangements with the Neurodynamics companies. While we believe that the transactions with the Neurodynamics companies have largely been on an arm's-length basis, the presence of cross-directorships and shareholdings creates, and will continue to create, the potential for conflicts of interest to arise. To limit such conflicts and the appearance of such conflicts, our employment agreements with Dr. Lynch and Mr. Gaunt restrict the amount of time they may spend on matters related to the Neurodynamics companies and provide that while they are employed by Autonomy they will not do anything which is, or which in the reasonable opinion of the board is, or is likely to be, damaging or prejudicial to our business. Furthermore, our articles of association provide that directors are prohibited from voting on any contract or any arrangement or any other kind of proposal in which he or a person connected with him has a material interest.

  Interrelated employees and directors

        We have an agreement with Neurodynamics Limited which allows Dr. Lynch and Mr. Gaunt to work for the Neurodynamics companies for up to one quarter of each of their respective total monthly hours, and they currently serve as non-executive directors. Under Dr. Lynch's and Mr. Gaunt's employment agreements with Neurodynamics respectively, inventions created, discovered, invented, developed and devised in the provision of services for Neurodynamics will belong to Neurodynamics and not to Autonomy. We have attempted in these agreements to reduce the potential conflict of interest that could arise in the future between Autonomy and the Neurodynamics companies. However, conflicts or the appearance of conflicts may arise through the breach of these agreements. These conflicts may adversely affect our business, operating results or financial condition. To date each of Dr. Lynch and Mr. Gaunt have spent an immaterial amount of time working for these companies.

        Three of our seven directors, Dr. Lynch and Messrs. Gaunt and McMonigall, are also non-executive directors of Neurodynamics Limited, Cambridge Neurodynamics Limited and Nholdings Limited. Four of our directors, Messrs. Ariko, Hussain, Opzoomer and Perle have no affiliation with or responsibility to the Neurodynamics companies.

Options to purchase our shares held by Mr. Gaunt

        In December 1996, Dr. Lynch and Apax Funds Nominees Limited granted to Mr. Gaunt options to purchase existing Autonomy ordinary shares as employment incentives. These options were exercised in October 2003 in advance of their expiration in December 2003.

Employee loan

        On November 21, 2001, we loaned £200,000 (approximately $356,000) to an executive officer in connection with his relocation to near our Cambridge headquarters. The loan is repayable on November 20, 2004, only if the executive receives or is entitled to receive, bonuses, commissions or otherwise above base salary equal to three times the amount due. The loan bears interest at market rates of Barclays Bank plc Base Rate plus 0.60%, which during 2003 averaged 4.29%. As of December 31, 2003, £218,800 (approximately $389,000) was outstanding under the loan, which was the highest amount outstanding during 2003. We are providing against the loan over its life of three years.

Item 8. Financial Information

        See "Item 18. Financial Statements" and pages F-1 through F-30.

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

Item 9. The Offer and Listing

Offer and Listing Details; Markets

General

        The principal trading market for our ordinary shares is the London Stock Exchange. American Depositary Shares, or ADSs, each representing five ordinary shares, are listed on the Nasdaq National Market and trade under the symbol "AUTN". The Nasdaq National Market is our principal trading market outside of our host market. The depositary for the ADSs is the Bank of New York.

Trading History

        Our ordinary shares traded on Nasdaq Europe (formerly EASDAQ) under the symbol "AUTN" from July 10, 1998 through closure of the market by Nasdaq on November 28, 2003. Our ordinary shares have been trading on the London Stock Exchange under the symbol "AU." since November 1, 2000. Our ADSs have been trading on the Nasdaq National Market under the symbol "AUTN" since May 8, 2000. The table below sets forth the high and low bid prices of our ordinary shares on Nasdaq Europe and the London Stock Exchange, and of our ADSs as reported by the Nasdaq National Market, for the periods indicated. All information gives effect to a 3-for-1 stock split effective August 1, 2000.

	Nasdaq Europe		London Stock Exchange		Nasdaq National Market
	Price per ordinary share (£)(1)		Price per ordinary share (£)		Price per ADS ($)(2)
	High	Low	High	Low	High	Low
Year ended Dec. 31
1999	11.10	0.72	—	—	—	—
2000(3)(4)	46.26	9.71	41.00	18.77	315.00	134.38
2001	24.35	1.70	24.15	1.95	173.44	13.50
2002	4.30	0.93	4.40	0.90	31.25	7.45
2003(5)	2.48	1.50	2.56	1.28	21.54	10.35
Quarter ended
March 31, 2002	4.30	2.85	4.40	2.89	31.25	20.00
June 30, 2002	4.15	2.25	4.12	2.50	29.00	18.10
Sept. 30, 2002	2.52	0.93	2.56	0.99	19.00	7.45
Dec. 31, 2002	1.94	0.93	1.99	0.90	15.60	7.75
March 31, 2003	1.70	1.25	1.81	1.28	21.54	16.78
June 30, 2003	2.08	1.40	2.22	1.48	19.50	13.57
Sept. 30, 2003	2.35	1.70	2.39	1.70	17.88	11.65
Dec. 31, 2003(5)	2.48	2.00	2.56	2.11	14.26	10.35
Month ended
Oct. 31, 2003	2.45	2.00	2.53	2.11	21.54	16.78
Nov. 30, 2003	2.48	2.05	2.56	2.16	19.50	16.13
Dec. 31, 2003(5)	—	—	2.51	2.25	15.84	13.57
Jan. 31, 2004	—	—	3.18	2.36	29.00	21.21
Feb. 29, 2004	—	—	2.99	2.74	27.77	23.61
Mar. 31, 2004	—	—	2.86	2.59	27.15	23.50

(1)
On October 31, 2000, Autonomy's currency of quotation on Nasdaq Europe changed from U.S. dollars to pounds sterling. All information prior to October 31, 2000, is presented in pounds sterling translated at a rate of £1.00 = $1.4865, as reported by Bloomberg LLP.
(2)
On October 21, 2002, the ratio of Autonomy ordinary shares-to-ADRs listed on the Nasdaq National Market was adjusted to five shares per ADR from one share per ADR. All information reflects this adjustment, as reported by www.nasdaq.com.

(3)
For Nasdaq National Market, from May 8, 2000.
(4)
For London Stock Exchange, from November 1, 2000.
(5)
For Nasdaq Europe, through November 28, 2003, the last day of trading prior to closure of Nasdaq Europe by Nasdaq.

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

Taxation

        The following discussion generally summarizes certain material U.S. federal tax consequences and United Kingdom tax consequences of the acquisition, ownership and disposition of ordinary shares, including ordinary shares represented by ADSs. This summary applies to you only if you are a beneficial owner of ordinary shares or ADSs and you are, for U.S. federal income tax purposes:

  •
  an individual who is a citizen or resident of the U.S.;

  •
  a corporation or other entity taxable as a corporation that is created or organized under the laws of the U.S. or any state thereof or the District of Columbia;

  •
  an estate, the income of which is subject to taxation in the U.S. regardless of its source; or

  •
  a trust subject to the primary supervision of a U.S. court and the control of one or more U.S. persons.

        If you are a beneficial owner of ordinary shares or ADSs and you are in one of the above categories, then you are a U.S. holder.

        This summary does not address tax consequences arising under the laws of any state, locality or other taxing jurisdiction other than the U.S. or the United Kingdom.

        The statements of U.S. and U.K. tax law set out below are based:

  •
  on the laws in force and as interpreted by the relevant taxation authorities as of December 31, 2003;

  •
  on the United Kingdom-United States Income Tax Convention that entered into force on April 25, 1980 (the 1980 Treaty) and the new income tax treaty that entered into force on March 31, 2003 (the New Treaty), both as in effect on December 31, 2003;

  •
  on the United Kingdom-United States convention relating to estate and gift taxes as in effect on December 31, 2003; and

  •
  in part, upon representations of the Depositary.

        The following summary is of a general nature only and does not address all of the tax consequences that may be relevant to you in light of your particular situation. In particular, this only discussion deals with U.S. holders that hold ordinary shares or ADSs as capital assets, as that term is defined in the U.S. Internal Revenue Code, and does not address special tax rules that may apply to special classes of tax payers, such as:

  •
  securities broker-dealers;

  •
  persons who hold ordinary shares or ADSs as part of a larger integrated financial transaction or straddle;

  •
  U.S. holders whose functional currency is not the U.S. dollar;

  •
  U.S. expatriates;

  •
  persons who are owners of an interest in a partnership or other pass-through entity that is a holder of ADSs or ordinary shares;

  •
  regulated investment companies;

  •
  financial institutions;

  •
  insurance companies;

  •
  tax exempt organizations;

  •
  holders that own, directly, indirectly or by attribution, 10% or more of our outstanding voting share capital; and

  •
  persons subject to the alternative minimum tax.

        In addition, the summary of U.K. tax considerations does not, except where indicated otherwise, apply to you if:

  •
  you are resident or, in the case of an individual, resident or ordinarily resident in the United Kingdom for UK tax purposes;

  •
  your holding of ADSs or ordinary shares is effectively connected with a permanent establishment in the United Kingdom through which you carry on business activities or, in the case of an individual who performs independent personal services, with a fixed base situated therein; or

  •
  you are a corporation which, alone or together with one or more associated corporations, controls, directly or indirectly, 10% or more of our issued voting share capital.

        The following summaries also do not discuss the tax consequences of the exchange or other disposition of foreign currency in connection with the purchase or disposition of ordinary shares.

        You should consult your own tax advisers as to the particular tax consequences to you under U.K., U.S. federal, state and local and other foreign laws, of the acquisition, ownership and disposition of ADSs or ordinary shares. For U.S. federal income tax purposes, U.S. holders of ADSs will be treated as owners of the underlying ordinary shares attributable thereto and this discussion of U.S. federal tax consequences to U.S. holders of ordinary shares applies as well to U.S. holders of ADSs.

Taxation of dividends

  United States

        Subject to the discussion below under "Passive Foreign Investment Company considerations," for U.S. federal income tax purposes, the gross amount of any cash distribution (including the amount of foreign taxes, if any, withheld therefrom) paid on an ADS or share will be a dividend for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). To the extent a distribution exceeds our current and accumulated earnings and profits, it will be treated as a non-taxable return of capital to the extent of the U.S. holder's adjusted tax basis in the ADSs or ordinary shares, and thereafter as capital gain. Dividends paid by us will generally be treated as foreign source income and will not be eligible for a dividends-received deduction generally allowed to corporate shareholders under U.S. federal income tax law.

        Distributions generally will be paid in pounds sterling. The amount of any cash distribution that you must include in income will equal the fair market value in U.S. dollars of the pounds sterling or other foreign currency based on the spot exchange rate on the date received by the depositary in the case of ADSs or the date of receipt by you if you are a U.S. holder of ordinary shares, whether or not the payment is converted into U.S. dollars at that time. You will have a tax basis in any pounds sterling or other foreign currency distributed equal to such U.S. dollar amount.

        Dividend income is generally taxed as ordinary income. However, as a result of recent U.S. tax legislation, a maximum U.S. federal income tax rate of 15% will apply to "qualified dividend income" received by individuals (as well as certain trusts and estates) in taxable years beginning after December 31, 2002 and before January 1, 2009, provided that certain holding period requirements are met. "Qualified dividend income" includes dividends paid on shares of U.S. corporations as well as dividends paid on shares of "qualified foreign corporations" if, among other things: (i) the shares of the foreign corporation are readily tradable on an established securities market in the U.S; or (ii) the foreign corporation is eligible with respect to substantially all of its income for the benefits of a comprehensive income tax treaty with the U.S. which contains an exchange of information program (a "qualifying treaty"). ADRs backed by our shares are readily tradable on the NASDAQ National Market. In addition, the New Treaty is a qualifying treaty. Accordingly, we believe that dividends paid by us with respect to our ADSs or ordinary shares should constitute "qualified dividend income" for U.S. federal income tax purposes, provided that the holding period requirements are satisfied and none of the other special exceptions applies.

        The amount of foreign income taxes that may be claimed as a credit against U.S. federal income tax in any year is subject to certain complex limitations and restrictions, which must be determined on an individual basis by each U.S. holder. The limitations include, among others, rules that may limit foreign tax credits allowable with respect to specific classes of income to the U.S. federal income taxes otherwise payable with respect to each such class of income. Dividends paid by us generally will be foreign source "passive income" or "financial services income" for U.S. foreign tax credit purposes.

        We do not currently intend to pay dividends. If we do pay a dividend, you are urged to consult your tax advisers as to the application of the 1980 Treaty, the New Treaty and the Jobs and Growth Tax Relief Reconciliation Act of 2003.

  United Kingdom

        Under current U.K. tax legislation, no tax will be withheld from cash dividends paid by us. Under current U.K. tax legislation and the New Treaty, U.S. holders of ordinary shares or ADSs will not receive any payment from the U.K. Inland Revenue in respect of any tax credit on cash dividends paid by us. This is because the New Treaty provides that the tax credit of 10% of the gross amount of the dividend (being the aggregate of the cash dividend paid and the tax credit) to which an individual resident in the U.K. would have been entitled had he received the dividend will, in the case of U.S. holders, be subject to a notional U.K. withholding tax at a maximum rate of 15% of the aggregate of the cash dividend paid and the tax credit.

Taxation of capital gains

  United States

        Upon the sale, exchange or other disposition of an ADS or share, you generally will recognize a gain or a loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized (determined in U.S. dollars) and your adjusted tax basis in the ADS or share. Subject to the discussion below under "Passive Foreign Investment Company considerations," such gain or loss will generally be a capital gain or loss and will be treated as U.S. source gain or loss. Such capital gain or loss will be long-term capital gain or loss if you have held the ADS or share for more than one year at the time of the disposition. If you are an individual, trust or estate, long-term capital gain realized upon a disposition of an ADS or share after May 5, 2003 and before the end of a taxable year which begins before January 1, 2009 generally will be subject to a maximum U.S. federal income tax rate of 15%. Gains on the sale of ADSs or ordinary shares held for one year or less will be treated as short-term capital gain and taxed as ordinary income at your marginal income tax rate. Capital losses may only be used to offset capital gains except that U.S. individuals may deduct up to $3,000 of net capital losses against ordinary income. You should consult your own tax advisers regarding the availability of this offset.

        The surrender of ADSs in exchange for ordinary shares and the surrender of ordinary shares in exchange for ADSs will not be a taxable event for U.S. federal income tax purposes. Accordingly, you will not recognize any gain or loss upon such surrender.

  United Kingdom

        Subject to the comments below, you will not normally be liable for U.K. tax on capital gains realized on the disposal of a share or ADS unless, at the time of the disposal, you carry on a trade, including a profession or vocation, in the U.K. through a branch or agency (if you are an individual) or permanent establishment (if you are a corporation) and such share or ADS is, or has been, used, held or acquired for the purposes of such trade or branch or agency or permanent establishment (as the case may be).

        A holder of ordinary shares or ADSs who is an individual and who has on or after March 17, 1998, ceased to be resident or ordinarily resident for tax purposes in the U.K. but who again becomes resident or ordinarily resident in the U.K. within a period of less than five complete tax years and who disposes of ordinary shares or ADSs during that period which were acquired while resident or ordinarily resident in the U.K. may still be liable to U.K. tax on capital gains on return to the U.K., notwithstanding that he or she is not resident or ordinarily resident in the U.K. at the time of the disposal.

Passive Foreign Investment Company considerations

        We believe that we will not be treated as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our current taxable year ending December 31, 2003, or for future taxable years. However, a company's status as a PFIC is a factual determination made on a year to year basis and depends on, among other things, a valuation of the company's assets, including goodwill and other intangible assets. We intend to use reasonable efforts to avoid PFIC status, but can give no assurance that we will be successful.

        We will be classified as a PFIC in a particular taxable year if either:

  •
  75% or more of our gross income for the taxable year is "passive income," which includes dividends, interest, royalties, rents, annuities, and some types of gains; or

  •
  the average percentage of the value of our assets that produce or are held for the production of passive income is at least 50%. The U.S. Internal Revenue Service has indicated that cash balances, even if held as working capital, are considered to be assets that produce passive income.

        If we are classified as a PFIC, generally any gain recognized by you upon the sale or disposition of our ADSs or ordinary shares, or the receipt of certain distributions, would be treated as ordinary income. In this case, this income would be allocated over your holding period for your ADSs or ordinary shares, would be taxed at the highest applicable tax rate in effect for the year to which it is allocated, and an interest charge would be imposed on the amount of deferred tax attributable to the income allocated to prior taxable years.

        If we were determined to be a PFIC, however, you could elect to treat his or her ADSs or ordinary shares as an interest in a qualified electing fund, by making a "QEF Election," in which case, you would be required to include in income your proportionate share of our income and net capital gain in years in which we were a PFIC, but any gain subsequently recognized upon the sale by you of the ADSs or ordinary shares would generally be taxed as a capital gain. Alternatively, if our stock were treated as marketable stock for PFIC purposes you could make a "Mark-to-Market Election", pursuant to which you would be required to include as ordinary income annually the excess of the fair market value of the ADSs or ordinary shares over your basis therein. Any gain subsequently recognized upon the disposition by you of the ADSs or ordinary shares would also be taxed as ordinary income in the year of the disposition. Your basis in the ordinary shares or ADSs would be adjusted to reflect any such income amounts.

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

United Kingdom inheritance tax

        Subject to the discussion of the Estate and Gift Tax Convention in the next paragraph, a share, or possible an ADS, beneficially owned by an individual may be subject to U.K. inheritance tax on the death of the individual or, in some circumstances, if the ordinary shares or ADSs are the subject of a lifetime gift, including a transfer at less than full market value. Inheritance tax is not generally chargeable on gifts to individuals or to some types of settlement made more than seven years before the death of the donor. Special rules apply to ordinary shares or ADSs held in a settlement.

        An ADS or share beneficially owned by an individual U.S. holder who is domiciled in the U.S. for the purposes of the Estate and Gift Tax Convention, and not also domiciled or deemed domiciled in the U.K. and not a U.K. national, is not subject to U.K. inheritance tax on the individual's death or on a gift made by the individual during his lifetime, except where:

  •
  the ADS or share is part of the business property of a U.K. permanent establishment or enterprise;

  •
  the ADS or share pertains to a U.K. fixed base of an individual used for the performance of independent personal services; or

  •
  any applicable U.S. federal gift or estate tax liability has not been paid.

        The Estate and Gift Tax Convention generally provides a credit against U.S. federal tax liability for the amount of any tax paid in the U.K. in a case where the share or ADS is subject to both U.K. inheritance tax and to U.S. federal estate or gift tax.

United States gift and estate taxes

        An individual U.S. holder will be subject to U.S. gift and estate taxes with respect to ADSs and ordinary shares in the same manner and to the same extent as with respect to other types of personal property.

United Kingdom Stamp Duty and Stamp Duty Reserve Tax (SDRT)

        The acquisition or transfer of ordinary shares in registered form other than by gift or on death is generally subject to U.K. stamp duty at 0.5 percent of the amount or value of the consideration rounded up to the nearest £5.00 (approximately $8.91). There is also a charge to SDRT at 0.5 percent of the amount or value of the consideration on an unconditional agreement to transfer ordinary shares but a refund of SDRT may be obtained if an instrument to transfer the ordinary shares is executed and stamp duty is paid within six years of the date of the unconditional agreement or, in the case of a conditional agreement, within six years of when the condition is satisfied. Stamp duty and SDRT is generally payable by the purchaser.

        Stamp duty or SDRT at 1.5 percent arises upon the issue or transfer of ordinary shares to a depository or the custodian of a depositary (or certain persons providing clearance services) or their nominees or agents, but no SDRT will be payable if stamp duty equal to the SDRT liability is paid. This would include transfers of ordinary shares in registered form to the custodian for deposits under the deposit agreement. In accordance with the terms of the deposit agreement, any tax or duty payable by the custodian on any such transfer of ordinary shares in registered form will be charged by the custodian to the party to whom ADSs are delivered against such transfers.

        There is no U.K. stamp duty on the transfer of an ADS, provided that any instrument of transfer or any agreement to transfer the ADS is executed and retained outside the United Kingdom and does not relate to any matter or thing done or to be done in the U.K. An agreement to transfer an ADS will not give rise to any SDRT. The transfer of ordinary shares by the custodian of the depositary or its nominee or agent to the ADS holder will attract a fixed stamp duty of £5.00 (approximately $8.91), provided the ADS holder is not transferring beneficial ownership.

        Interest at a variable rate which is fixed by U.K. regulations is payable on stamp duty due on any instrument which is not paid within 30 days of execution of the instrument. This will also apply to instruments executed outside the United Kingdom, if they are later brought into the United Kingdom, thereby becoming liable to stamp duty, in which case interest on unpaid stamp duty will accrue by reference to the date of execution. Penalties may also become chargeable in respect of stamp duty not paid by the due date. Equivalent rules are in force to charge interest and penalties in respect of SDRT that is not paid by the due date (generally the seventh day of the calendar month following the month in which the instrument was executed), wherever execution takes place.

United States information reporting and backup withholding

        Dividend payments with respect to ADSs or ordinary shares and proceeds from the sale, exchange or other disposition of ADSs or ordinary shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding (currently at a 28% rate). Backup withholding will not apply to you, however, if you furnish a correct taxpayer identification number and make any other required certification or if you are otherwise exempt from backup withholding. To establish its exempt status, a U.S. holder generally must provide its taxpayer identification number and required certifications on U.S. Internal Revenue Service Form W-9.

        Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information.

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

        This analysis presents the hypothetical loss in earnings, cash flows or fair values of the financial instruments which were held by us at December 31, 2003, 2002 and 2001, and which were sensitive to changes in interest rates and foreign exchange rates.

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

        As of December 31, 2003, we had cash equivalents of $102.3 million with a weighted average interest rate of 2.79%. A hypothetical increase or decrease of 10% in the December 31, 2003 weighted average interest rate to 3.07% or 2.51%, respectively, would cause the fair value of these investments to change by an insignificant amount. As of December 31, 2002, we had cash equivalents of $147.5 million with a weighted average interest rate of 3.47%. A hypothetical increase or decrease of 10% in the December 31, 2002 weighted average interest rate to 3.82% or 3.12%, respectively, would cause the fair value of these investments to change by an insignificant amount.

Impact of foreign currency rate changes

        We invoice all of our customers from our U.S. operations in U.S. dollars and all these revenues are collected in U.S. dollars. Revenues related to sales from our U.K. operations are generally invoiced in either pounds sterling or the local currency of the licensee (generally the euro). Revenues related to sales from our European operations are generally invoiced in euros. Revenues related to sales from our other operations, such as Singapore, Australia and Japan, are generally invoiced and collected in U.S. dollars, although from time to time we do invoice and collect in local currencies such as the Singapore Dollar and the Australian Dollar. We have significant cash balances in both U.S. dollars and pounds sterling, but do not have significant cash balances denominated in other currencies. Because we hold U.S. dollar-denominated cash balances in the U.K., currency fluctuations can have an impact on our results. We do not engage in foreign currency hedging activities currently, but we may do so in the future.

        As of December 31, 2003, a hypothetical increase or decrease in the rate of exchange between the U.S. dollar and the pound sterling would affect the carrying value of the pound sterling deposits but would have no profit impact as exchange differences are taken through accumulated other comprehensive income. In addition there would be no material profit impact due to foreign currency transaction exposure.

Item 12. Description of Securities Other than Equity Securities

        Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

        None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Use of proceeds

        In May 2000, we successfully completed a public offering of our securities, our initial public offering in the United States. The shares sold in the U.S. portion of the offering were registered under the U.S. Securities Act of 1933 on Registration Statement on Form F-1, Registration no. 333-11804.

        The net proceeds to us from the offering totalled approximately $99.7 million, including the proceeds of shares sold offshore in transactions not subject to registration under the U.S. Securities Act by virtue of Regulation S thereunder.

        To date approximately $57.4 million of these proceeds have been used for general working capital, our share buyback program and the acquisition of Virage in September 2003.

Item 15. Controls and Procedures

        (a)    Evaluation of disclosure controls and procedures.    Our Chief Executive Officer and our Chief Financial Officer, after evaluating the effectiveness of Autonomy's "disclosure controls and procedures" (as defined in the Securities Exchange Act of 1934 Rules 13a-15(e) and 15d-15(e)) as of a date within 90 days before the filing date of this Annual Report, have concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed by Autonomy in reports that we file or submit under the Exchange Act (i) is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, to allow timely decisions regarding required disclosure, and (ii) is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

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

Item 16A. Audit Committee Financial Expert

        Our board of directors has determined that Mark Opzoomer, a non-executive director and chairman of our audit committee, is a financial expert serving on the audit committee.

Item 16B. Code of Ethics

        Our board of directors has adopted a code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions. We will provide a copy of the code of ethics to any person without charge, upon request. Individuals seeking a copy of the code of ethics should contact us as follows:

Mail:	Cambridge Business Park Cowley Road Cambridge CB4 0WZ UK Attn: Company Secretary
Fax:	+44 1223 448040 Attn: Company Secretary
E-mail:	autonomy@autonomy.com

        No waivers have been granted from any provision of the code of ethics to any individual.

Item 16C. Principal Accountant Fees and Services

  (a) Audit Fees

        The aggregate fees billed for each of the last two fiscal years for professional services rendered by our principal accountant for the audit of our annual financial statements or services that are normally provided by the principal accountant in connection with statutory and regulatory filings or engagements for those fiscal years were as follows:

	Year ended December 31,
	2003	2002
	(in thousands)
Audit fees	$279	$338

  (b) Audit-Related Fees

        The aggregate fees billed for each of the last two fiscal years for assurance and related services by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under paragraph (a) of this Item were as follows

	Year ended December 31,
	2003	2002
	(in thousands)
Audit-related fees	$111	$141

        Audit-related fees consisted principally review of our quarterly and interim financial statements and accounting advice relating to general trade investments, revenue recognition policies, asset acquisitions and general audit policies and practices. Audit-related fees decreased from 2003 to 2002 following the engagement of Deloitte & Touche LLP as our independent auditors.

  (c) Tax Fees

        The aggregate fees billed in each of the last two fiscal years for professional services rendered by our principal accountant for tax compliance, tax advice, and tax planning were as follows:

	Year ended December 31,
	2003	2002
	(in thousands)
Tax fees	$13	$283

        Tax fees consisted principally of advice on transfer pricing, intercompany accounts and tax filings for our subsidiary companies. Tax fees by our auditors declined from 2002 to 2003 primarily due to Ernst & Young LLP remaining as our principal tax advisors following the engagement of Deloitte & Touche LLP as our independent auditors.

  (d) All Other Fees

        The aggregate fees billed in each of the last two fiscal years for products and services provided by our principal accountant, other than the services reported in paragraphs (a) through (c) of this Item, were as follows:

	Year ended December 31,
	2003	2002
	(in thousands)
All other fees	$209	$64

        All other fees in 2003 principally consisted of due diligence work by our independent auditors in connection with the acquisition of Virage, Inc., and the audit of the opening balance sheet of Virage after the acquisition. All other fees in 2002 principally consisted of due diligence in connection with potential acquisitions.

  (e) Audit Committee Pre-Approval Policies

        Commencing in February 2002, the audit committee of the board adopted a policy requiring pre-approval of non-audit work by our principal accountants, other than de minimus non-audit services as defined by the Sarbanes-Oxley Act of 2002. The audit committee approves such services either at a regularly scheduled meeting or on an ad hoc basis by unanimous written consent based on requests and presentations by management. All of the services set forth in paragraphs (b) through (d) of this Item 16C were approved by the Audit Committee in accordance with paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Item 16D. Exemptions from the Listing Standards for Audit Committees

        Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

        The following table sets forth details relating to our purchases of our ordinary shares during 2003:

Period	Total Number of Shares Purchased	Average Price Paid per Share ($)	Total Number of Shares Purchased as Part of Publicly Announced Plan	Maximum Number of Shares that May Yet be Purchased under the Plan
January 2003(1)	2,372,461	2.36	7,352,747	11,447,253
February 2003(1)	4,313,179	2.24	11,665,926	7,134,074
March 2003(1)	975,125	2.55	12,641,051	6,158,949
April 2003(1)	887,226	2.48	13,528,277	5,271,723
May 2003(1)(2)	636,648	2.73	14,164,925	16,663,352
June 2003(2)	1,089,719	3.14	15,254,644	15,573,633
July 2003(2)	86,513	2.99	15,341,157	15,487,120
August 2003(2)	486,441	2.97	15,827,598	15,000,679
September 2003(2)	771,941	3.53	16,599,539	14,228,738
October 2003(2)	—	—	16,599,539	14,228,738
November 2003(2)	24,500	3.75	16,624,039	14,204,238
December 2003(2)	688,331	4.07	17,312,370	13,515,907

(1)
All shares were purchased pursuant to share repurchase programs adopted by our shareholders at our annual general meeting held on June 11, 2002, and at a special meeting of shareholders held on December 2, 2002. Together the 2002 programs provided for the repurchase of up to 18,800,000 shares. Each of these programs was announced on the date of adoption by shareholders, and each expired at our 2003 annual general meeting held on May 8, 2003.

(2)
All shares were purchased pursuant to a share repurchase program adopted by our shareholders at our annual general meeting held on May 8, 2003. The 2003 program provides for the repurchase of up to 17,300,000 shares. The 2003 program was announced on the date of adoption by shareholders and expires at our next annual general meeting, expected in May 2004.

PART III

Item 17. Financial Statements

        Not applicable.

Item 18. Financial Statements

        The following financial statements and related reports of independent auditors are filed as part of this Annual Report:

Item 19. Exhibits

Exhibit Number	Exhibit
1.1	Memorandum of Association of the Registrant (1)
1.2	Articles of Association of the Registrant (1)
2.1	Specimen ordinary share certificate (1)
2.2	Form of Deposit Agreement (4)
2.3	Form of American Depositary Receipt (4)
4.1	Employment Agreement, dated July 9, 1998, between the Registrant and Michael Lynch (1)
4.2	Amendment to Employment Agreement, dated December 28, 1999, between the Registrant and Michael Lynch (2)
4.3	Employment Agreement, dated July 9, 1998, between the Registrant and Richard Gaunt (1)
4.4	Amendment to Employment Agreement, dated December 28, 1999, between the Registrant and Richard Gaunt (2)
4.8	Employment Agreement, dated July 7, 2000, between the Registrant and Andrew M. Kanter (2)
4.9	Non-executive Director's Appointment Letter, dated January 7, 2000, between the Registrant and Barry Ariko (1)
4.10	Non-executive Director's Appointment Letter, dated July 2, 1998, between the Registrant and John McMonigall (1)
4.11	Non-executive Director's Appointment Letter, dated February 23, 2000, between the Registrant and Richard Perle (1)
4.12	Letter Agreement, dated July 9, 1998, among the Registrant, Cambridge Neurodynamics Limited and Michael Lynch (1)
4.13	Letter Agreement, dated July 9, 1998, among the Registrant, Cambridge Neurodynamics Limited and Richard Gaunt (1)
4.14	Amendment to Letter Agreement, dated December 28, 1999, among the Registrant, Cambridge Neurodynamics Limited, Michael Lynch and Richard Gaunt (2)

4.16	1996 U.K. Discretionary Option Scheme (1)
4.17	1998 U.S. Share Option Plan (1)
4.19	Office Lease Agreement, dated December 1, 1998, between EOP-301 Howard Street, L.L.C. and Autonomy, Inc., and the First Amendment, dated November 8, 1999 (2)
4.20	Agreement for Lease, dated September 18, 2000, between the Registrant and The Crown Estate Commissioners (2)
4.21	Shareholders Agreement, dated May 17, 2000, among Anthony John Robinson, Aidan Richard Paul, Cambridge University Technical Services Limited, Autonomy Corporation plc and SoftSound Limited (2)
4.22	Form of Indemnification Agreements, dated October 10, 2000, between the Registrant and each of Richard Gaunt, Barry Ariko and John McMonigall (2)
4.23	Form of Indemnification Agreement, dated October 3, 2000, between the Registrant and Andrew Kanter (2)
4.24	Employment Agreement, dated June 29, 2001, between the Registrant and Sushovan Hussain (3)
4.25	Non-executive Director's Appointment Letter, dated June 1, 2003, between the Registrant and Mark Opzoomer
4.26	Amended Employment Agreement, dated July 19, 2002, between the Registrant and Stouffer Egan
4.27	Office Lease Agreement, dated February 4, 2004, between CA-One Market Limited Partnership and Autonomy, Inc.
8.1	List of subsidiaries of the Registrant
12.1	Certification of CEO pursuant to Rule 13a-14(a)/15d-14(a)
12.2	Certification of CFO pursuant to Rule 13a-14(a)/15d-14(a)
13.1	Certification of CEO pursuant to 18 U.S.C. 1350
13.2	Certification of CFO pursuant to 18 U.S.C. 1350
14.1	Consent of Independent Auditors
14.2	Consent of Independent Auditors
99.1	Letter to Securities and Exchange Commission re. Arthur Andersen (3)

(1)
Incorporated herein by reference to the Registrant's Registration Statement on Form F-1 (Registration No. 333-11804).

(2)
Incorporated herein by reference to the Registrant's Registration Statement on Form F-1 (Registration No. 333-12704).

(3)
Incorporated herein by reference to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2001.

(4)
Incorporated herein by reference to the Registrant's Registration Statement on Form F-6 (Registration No. 333-109013)

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 19, 2004

AUTONOMY CORPORATION PLC
/s/ DR. MICHAEL R. LYNCH
Name: Dr. Michael R. Lynch
Title: Managing Director and CEO

/s/ SUSHOVAN HUSSAIN
Name: Sushovan Hussain
Title: Chief Financial Officer

INDEX TO EXHIBITS

Exhibit Number	Exhibit
1.1	Memorandum of Association of the Registrant (1)
1.2	Articles of Association of the Registrant (1)
2.1	Specimen ordinary share certificate (1)
2.2	Form of Deposit Agreement (4)
2.3	Form of American Depositary Receipt (4)
4.1	Employment Agreement, dated July 9, 1998, between the Registrant and Michael Lynch (1)
4.2	Amendment to Employment Agreement, dated December 28, 1999, between the Registrant and Michael Lynch (2)
4.3	Employment Agreement, dated July 9, 1998, between the Registrant and Richard Gaunt (1)
4.4	Amendment to Employment Agreement, dated December 28, 1999, between the Registrant and Richard Gaunt (2)
4.8	Employment Agreement, dated July 7, 2000, between the Registrant and Andrew M. Kanter (2)
4.9	Non-executive Director's Appointment Letter, dated January 7, 2000, between the Registrant and Barry Ariko (1)
4.10	Non-executive Director's Appointment Letter, dated July 2, 1998, between the Registrant and John McMonigall (1)
4.11	Non-executive Director's Appointment Letter, dated February 23, 2000, between the Registrant and Richard Perle (1)
4.12	Letter Agreement, dated July 9, 1998, among the Registrant, Cambridge Neurodynamics Limited and Michael Lynch (1)
4.13	Letter Agreement, dated July 9, 1998, among the Registrant, Cambridge Neurodynamics Limited and Richard Gaunt (1)
4.14	Amendment to Letter Agreement, dated December 28, 1999, among the Registrant, Cambridge Neurodynamics Limited, Michael Lynch and Richard Gaunt (2)
4.16	1996 U.K. Discretionary Option Scheme (1)
4.17	1998 U.S. Share Option Plan (1)
4.19	Office Lease Agreement, dated December 1, 1998, between EOP-301 Howard Street, L.L.C. and Autonomy, Inc., and the First Amendment, dated November 8, 1999 (2)
4.20	Agreement for Lease, dated September 18, 2000, between the Registrant and The Crown Estate Commissioners (2)
4.21	Shareholders Agreement, dated May 17, 2000, among Anthony John Robinson, Aidan Richard Paul, Cambridge University Technical Services Limited, Autonomy Corporation plc and SoftSound Limited (2)
4.22	Form of Indemnification Agreements, dated October 10, 2000, between the Registrant and each of Richard Gaunt, Barry Ariko and John McMonigall (2)
4.23	Form of Indemnification Agreement, dated October 3, 2000, between the Registrant and Andrew Kanter (2)
4.24	Employment Agreement, dated June 29, 2001, between the Registrant and Sushovan Hussain (3)
4.25	Non-executive Director's Appointment Letter, dated June 1, 2003, between the Registrant and Mark Opzoomer
4.26	Amended Employment Agreement, dated July 19, 2002, between the Registrant and Stouffer Egan
4.27	Office Lease Agreement, dated February 4, 2004, between CA-One Market Limited Partnership and Autonomy, Inc.
8.1	List of subsidiaries of the Registrant
12.1	Certification of CEO pursuant to Rule 13a-14(a)/15d-14(a)
12.2	Certification of CFO pursuant to Rule 13a-14(a)/15d-14(a)
13.1	Certification of CEO pursuant to 18 U.S.C. 1350

13.2	Certification of CFO pursuant to 18 U.S.C. 1350
14.1	Consent of Independent Auditors
14.2	Consent of Independent Auditors
99.1	Letter to Securities and Exchange Commission re. Arthur Andersen (3)

(1)
Incorporated herein by reference to the Registrant's Registration Statement on Form F-1 (Registration No. 333-11804).

(2)
Incorporated herein by reference to the Registrant's Registration Statement on Form F-1 (Registration No. 333-12704).

(3)
Incorporated herein by reference to the Registrant's Annual Report on 20-F for the year ended December 31, 2001.

(4)
Incorporated herein by reference to the Registrant's Registration Statement on Form F-6 (Registration No. 333-109013)

AUTONOMY CORPORATION PLC

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

AUTONOMY CORPORATION PLC

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of Autonomy Corporation plc:

        We have audited the accompanying consolidated balance sheet of Autonomy Corporation plc and subsidiaries as of December 31, 2003, and the related consolidated statements of operations, shareholders' equity, and cash flows for the year ended December 31, 2003. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Autonomy Corporation plc and subsidiaries at December 31, 2003, and the results of their operations and their cash flows for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP
Cambridge, England

April 14, 2004

AUTONOMY CORPORATION PLC

REPORT OF INDEPENDENT AUDITORS

To the Shareholders and the Board of Directors of Autonomy Corporation plc:

        We have audited the accompanying consolidated balance sheet of Autonomy Corporation plc as of December 31, 2002, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for the year ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The consolidated financial statements of Autonomy Corporation plc for the year ended December 31, 2001, were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements in their report dated February 15, 2002.

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

        As discussed above, the financial statements of Autonomy Corporation plc for the year ended December 31, 2001 were audited by other auditors who have ceased operations. As described in Note 7 these financial statements have been revised to include the transitional disclosures required by Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, which was adopted by the Company as of January 1, 2002. Our audit procedures with respect to the disclosures in note 7 with respect to 2001 included (a) agreeing the previously reported net profit to the previously issued financial statements and the adjustments to reported net profit representing amortization expense (including any related tax effects) recognized in those periods related to goodwill and intangible assets that are no longer being amortized, to the Company's underlying records obtained from management, and (b) testing the mathematical accuracy of the reconciliation of adjusted net profit to reported net profit. In our opinion, the disclosures for 2001 in note 7 are appropriate. However, we were not engaged to audit, review, or apply any procedures to the 2001 financial statements of the Company other than with respect to such disclosures and, accordingly, we do not express an opinion or any other form of assurance on the Company's 2001 financial statements taken as a whole.

ERNST & YOUNG LLP

Cambridge, England

February 17, 2003

AUTONOMY CORPORATION PLC

REPORT OF INDEPENDENT AUDITORS

        The following report was issued by Arthur Andersen on February 15, 2002 to the Directors and shareholders of Autonomy Corporation plc and included in the Company's Annual Report on Form 20-F in respect of the year ended December 31, 2001 which was filed with the United States Securities and Exchange Commission. Arthur Andersen ceased operations on August 1, 2002, and hence it is not possible to obtain a resigned opinion.

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

Arthur Andersen
Chartered Accountants
Cambridge, England

February 15, 2002

AUTONOMY CORPORATION PLC

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands of US dollars, except per share data)

	Year Ended December 31,
	2003	2002	2001
Revenues	$54,881	$50,961	$52,594
Cost of revenues	(2,261)	(934)	(1,906)
Amortization of purchased intangibles	(391)	—	—

Gross profit	52,229	50,027	50,688

Operating expenses:
General and administrative expenses	(8,419)	(6,473)	(7,622)
Sales and marketing expenses	(28,674)	(31,166)	(32,661)
Research and development expenses	(11,864)	(9,186)	(8,536)
Share-based compensation	(98)	—	197

Total operating expenses	(49,055)	(46,825)	(48,622)

Profit from operations	3,174	3,202	2,066
Interest income	3,759	5,120	6,444
Impairment of investments	—	(1,943)	(268)
Gain on foreign exchange	747	139	5,106

Profit before (provision) benefit for income taxes and share of loss of associated company and minority interest	7,680	6,518	13,348
(Provision) benefit for income taxes	(1,432)	243	(3,897)
Share of loss of associated company and minority interest	(78)	(634)	(85)

Net profit	$6,170	$6,127	$9,366

Basic earnings per share	$0.06	$0.05	$0.07
Diluted earnings per share	$0.06	$0.05	$0.07
Weighted average number of ordinary shares outstanding (thousands)	110,102	126,716	127,155
Weighted average number of ordinary shares outstanding, assuming dilution (thousands)	111,542	127,610	127,263

The accompanying notes are an integral part of the consolidated financial statements.

AUTONOMY CORPORATION PLC

CONSOLIDATED BALANCE SHEET

(in thousands of US dollars, except share data)

	As of December 31,
	2003	2002	2001
ASSETS
Current assets
Cash and cash equivalents	$102,250	$147,472	$143,604
Accounts receivable, net of allowances (note 16)	18,687	14,698	14,159
Prepaid expenses and other current assets	8,743	6,148	2,943
Deferred tax	3,311	626	522

Total current assets	132,991	168,944	161,228
Non-current assets
Plant and equipment, net	2,138	2,082	2,238
Goodwill, net	28,630	4,849	4,389
Intangible assets, net	4,993	836	156
Equity and other investments, net	2,158	1,398	2,312
Deferred tax	1,933	386	150

Total assets	$172,843	$178,495	$170,473

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable	$2,639	$2,933	$1,437
Taxes payable, including corporation tax	—	—	3,092
Accrued expenses	6,821	5,955	7,987
Deferred revenue	5,552	5,039	3,190

Total current liabilities	$15,012	13,927	15,706

Shareholders' equity
Ordinary shares: 600,000,000 ordinary shares of nominal value 1/3p authorized, 110,575,160, 122,609,095 and 127,254,612 issued and outstanding at December 31, 2003, 2002 and 2001, respectively (note 11).	573	637	661
Additional paid-in capital	71,086	96,121	158,487
Treasury stock, at cost	(1,775)	(1,290)	—
Retained earnings	67,028	60,858	3,195
Accumulated other comprehensive income (loss)	20,919	8,242	(7,576)

Total shareholders' equity	157,831	164,568	154,767

Total liabilities and shareholders' equity	$172,843	$178,495	$170,473

The accompanying notes are an integral part of the consolidated financial statements.

AUTONOMY CORPORATION PLC

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(in thousands of US dollars, except share data)

	Ordinary shares of 1/3p
						Accumulated other comprehensive income (loss)(1)
			Additional paid-in capital	Treasury Stock, at cost	Retained earnings (deficit)		Total shareholders' equity	Total comprehensive income
	Number	Amount
Balance at January 1, 2001	126,912,051	659	157,280	—	(5,652)	(3,368)	148,919
Share options exercised	342,561	2	727	—	—	—	729
Share based compensation	—	—	(197)	—	—	—	(197)
Employee benefit trust	—	—	677	—	(519)	—	158
Currency translation adjustments	—	—	—	—	—	(4,208)	(4,208)	(4,208)
Net profit	—	—	—	—	9,366	—	9,366	9,366

Comprehensive income								$5,158

Balance at December 31, 2001	127,254,612	661	158,487	—	3,195	(7,576)	154,767
Share options exercised	334,769	2	992	—	—	—	994
Employee benefit trust	—	—	30	—	—	—	30
Shares repurchased and cancelled	(4,980,286)	(26)	(11,852)	—	—	—	(11,878)
Treasury stock purchased	—	—	—	(1,290)	—	—	(1,290)
Currency translation adjustments	—	—	—	—	—	15,818	15,818	15,818
Capital restructuring	—	—	(51,536)	—	51,536	—	—	—
Net profit	—	—	—	—	6,127	—	6,127	6,127

Comprehensive income								$21,945

Balance at December 31, 2002	122,609,095	637	96,121	(1,290)	60,858	8,242	164,568
Share options exercised	298,149	2	5,700	—	—	—	5,702
U.S. deferred tax adjustments on share options	—	—	667	—	—	—	667
Share-based compensation	—	—	98	—	—	—	98
Employee benefit trust	—	—	172	—	—	—	172
Shares repurchased and cancelled	(12,332,084)	(66)	(32,668)	—	—	—	(32,734)
Treasury stock purchased	—	—	—	(485)	—	—	(485)
Currency translation adjustments	—	—	—	—	—	12,677	12,677	12,677
Options assumed on acquisition	—	—	996	—	—	—	996	—
Net profit	—	—	—	—	6,170	—	6,170	6,170

Comprehensive income								$18,847

Balance at December 31, 2003	110,575,160	573	71,086	(1,775)	67,028	20,919	157,831

(1)
Accumulated other comprehensive income (loss) consists solely of foreign exchange translation.

The accompanying notes are an integral part of the consolidated financial statements.

AUTONOMY CORPORATION PLC

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of US dollars)

	Year Ended December 31,
	2003	2002	2001
Cash flows from operating activities:
Net profit	$6,170	$6,127	$9,366
Adjustments to reconcile net profit to net cash provided by operating activities:
Depreciation and amortization	1,776	1,147	2,207
Impairment of equity investments	—	1,943	278
Revenue in exchange for equity investments	—	(828)	—
Income tax benefits from exercise of non-qualified stock options	667	—	—
Deferred tax	(249)	(314)	(666)
Share-based compensation	98	—	(197)
Foreign currency movements	(747)	(139)	(5,106)
Share of loss of associated company and minority interest	78	634	85
Changes in operating assets and liabilities (net of impact of acquisitions)
Accounts receivable	(2,196)	4	7,409
Prepaid expenses and other current assets	(1,366)	(1,783)	(2,246)
Deferred revenues	(1,583)	1,856	(2,507)
Accounts payable and taxes payable	(986)	877	(798)
Accrued expenses and other liabilities	(7,376)	(6,252)	(1,467)

Net cash (used in) provided by operating activities	(5,714)	3,272	6,358

Cash flows from investing activities:
Purchase of equipment	(527)	(517)	(1,754)
Purchase of intangibles	(426)	(908)	(54)
Purchase of subsidiaries, net of cash acquired	(14,640)	—	—
Purchase of investments	(598)	—	(383)

Net cash used in investing activities	(16,191)	(1,425)	(2,191)

Cash flows from financing activities:
Proceeds from issuance of shares, net of issuance costs	441	994	729
Purchase of company shares	(33,079)	(13,138)	—

Net cash (used in) provided by financing activities	(32,638)	(12,144)	729

Effect of foreign exchange on cash and cash equivalents	9,321	14,165	1,218

Net (decrease) increase in cash and cash equivalents	(45,222)	3,868	6,114
Beginning cash and cash equivalents	147,472	143,604	137,490

Ending cash and cash equivalents	$102,250	$147,472	$143,604

Supplemental disclosure of cash flow information:
— Income taxes paid	$(1,599)	$(2,144)	$(6,099)

The accompanying notes are an integral part of the consolidated financial statements.

AUTONOMY CORPORATION PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

        The Company is a holding company which principally operates through six trading subsidiaries, Autonomy Systems Limited, Dremedia Limited and SoftSound Limited, based in Cambridge, England, Autonomy Nordic AS, based in Oslo, Norway, Autonomy, Inc., a New Jersey corporation having its offices in San Francisco, California, and Virage, Inc., a Delaware corporation having its offices in San Mateo, California. The Company has also established a wholly-owned subsidiary, Agentworld Inc., a New Jersey Corporation which to date has not traded. Autonomy Systems Limited and Autonomy Inc. were established in May 1995 and March 1996 respectively. The Company acquired 49% of Dremedia Limited in July 2001, and acquired the remaining 51% interest in May 2003 (see note 5—Intangible Assets). The Company acquired 60% of SoftSound Limited in May 2000 for cash consideration and the remaining 40% interest in September 2003 (see note 6—Goodwill). The Company acquired 100% of Virage, Inc. in September 2003 (see note 9—Virage Acquisition).

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

Dependence on Proprietary Technology

        The Company's success is heavily dependent upon its proprietary technologies. The Company depends upon a combination of trade secrets, copyright and trademark laws, license agreements, nondisclosure and other contractual provisions and various security measures to protect its technology rights. The Company currently has 13 issued patents, and additional patent applications pending. There can be no assurance that any necessary patents relating to any of the Company's products will be issued. There can be no assurance that the Company will be able legally to prevent others from copying its technology or producing compatible competing products. If others were to sell Autonomy-compatible products, the Company's sales and gross margins would be materially adversely affected.

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

Companies Act 1985

        These financial statements have been prepared in accordance with United States Generally Accepted Accounting Principles and do not comprise the statutory accounts of the Company within the meaning of Section 240 of the Companies Act 1985, as amended, of Great Britain (the "Companies Act"). The Company's statutory accounts are prepared in accordance with accounting principles generally accepted in the United Kingdom ("UK GAAP"), in compliance with the Companies Act and are presented in pounds sterling. Statutory accounts for the years ended December 31, 2002 and 2001, have been delivered to the Registrar of Companies for England and Wales. The auditors of those statutory accounts have given unqualified audit opinions thereon which did not contain statements under Section 237(2) or (3) of the Companies Act. Statutory accounts for the year ended December 31, 2003, have been prepared and the auditors of those statutory accounts have given an unqualified audit opinion thereon which did not contain statements under Section 237(2) or (3) of the Companies Act. Those accounts will be delivered to the Registrar of Companies for England and Wales following required shareholder approval.

3      Summary of Significant Accounting Policies

Consolidation

        The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries (together the "Group"). The Company's principal trading subsidiaries, all of which have been consolidated in these financial statements, are Autonomy Systems Limited, Autonomy Inc., Autonomy Nordic AS, Dremedia Limited, SoftSound Limited and Virage, Inc. All intercompany transactions and balances between the companies have been eliminated on consolidation. The Company acquired a 49% stake in Dremedia on July 2, 2001, which was accounted for in accordance with the equity method. As a result of the acquisition of the remaining 51% interest, commencing May 13, 2003, the results of Dremedia have been consolidated as a wholly-owned subsidiary of the Company. As a result of the acquisition of Virage in September 2003, commencing September 2, 2003, the results of Virage have been consolidated as a wholly-owned subsidiary of the Company.

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

        Technology acquired as a result of business combinations is recorded at the valuation determined in accordance with SFAS No. 141 "Business Combinations." After initial recognition, purchased technology is accounted for in accordance with the provisions of SFAS No. 142 "Goodwill and Other Intangible Assets." Purchased technology is amortized on a straight-line basis over the estimated useful economic life.

Goodwill

        The Company capitalized goodwill, representing the excess of the fair value of the consideration given over the fair value of the identifiable assets and liabilities acquired, on the acquisitions of SoftSound Limited, Autonomy Nordic AS and Virage, Inc. (see note 6). On January 1, 2002, the Company adopted the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets". Under SFAS No. 142, goodwill ceased to be amortized as of January 1, 2002, and is tested for impairment annually or whenever indicators of impairment arise using the fair value method. Prior to the adoption of SFAS No. 142, goodwill arising from these acquisitions was amortized on a straight-line basis over the estimated useful economic life, which was considered to be three years and ten years respectively.

Plant and Equipment

        Plant and equipment is stated at historical cost. Depreciation is calculated using the straight-line method based on estimated useful lives of the assets, as follows:

Fixtures, fittings and equipment	4 years
Computer equipment	3 years
Leasehold improvements	3 years

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

Equity Method of Accounting

        The Company acquired a 49% stake in Dremedia on July 2, 2001, for cash consideration of approximately $450,000, and which has been accounted for in accordance with the equity method. As a result of the acquisition of the remaining 51% interest in Dremedia, commencing May 13, 2003, the results of Dremedia have been consolidated as a wholly-owned subsidiary of the Company in accordance with SFAS No. 141. There is no goodwill arising from the initial investment or subsequent acquisition.

Share-based Compensation

        The Company has adopted the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" and SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure." As permitted by the provisions of SFAS No. 123, the Company applies Accounting Principles Board Opinion 25 and related interpretations in accounting for its employee share option plans using the intrinsic value method. As a result compensation expense related to options granted is measured based on the intrinsic value of the underlying ordinary shares. See note 11 for a summary of the pro-forma effects on reported net profit and earnings per share for fiscal periods 2003, 2002 and 2001 based on the fair value of options and shares granted as prescribed by SFAS No. 123.

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

        Revenues from software license agreements are recognized where there is persuasive evidence of an arrangement with a customer, delivery of the software has taken place, collectability is probable and the fee is fixed and determinable. If an acceptance period is required, revenues are recognized upon the earlier of customer acceptance or the expiration of the acceptance period. Revenue is recognized on contracts with extended credit terms of up to one year providing the customer passes defined credit worthiness checks. If significant post-delivery obligations exist or if a sale is subject to customer acceptance, revenues are deferred until no significant obligations remain or acceptance has occurred. Sales through resellers are recognized only where an end user is identified.

        The Company recognizes license revenues on shipment using the residual method of Statement of Position 98-9 as the Company has developed vendor specific objective evidence of fair value for the undelivered elements in its arrangements. The Company's arrangements typically consist of two elements: license and support and maintenance. The Company has developed vendor specific objective evidence of fair value with respect to support and maintenance on the basis of transactions where support and maintenance is sold separately.

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

Major Customers

        In 2003, 2002 and 2001, no customer accounted for 10% or more of total revenues.

Geographical Analysis of Sales

        A geographical analysis of sales is set out in note 15.

Research and Development

        Expenditure on research and development is expensed to operations in the year in which it is incurred.

Advertising

        Advertising costs are expensed as incurred. During the years ended December 31, 2003, 2002 and 2001, advertising expenses were approximately $1,720,000, $3,992,000 and $6,294,000, respectively.

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

Recently Issued Accounting Pronouncements

        SFAS No. 145.    In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections" ("SFAS No. 145"). The principal change under SFAS No. 145 is that gains or losses arising from the extinguishment of debt, which are classified as extraordinary items by SFAS No. 4 "Reporting Gains and Losses from Extinguishment of Debt, an Amendment of APB Opinion No. 30" will no longer be classified as such. The provisions of SFAS No. 145 are effective for fiscal years beginning after May 15, 2002. The adoption of SFAS No. 145 during fiscal 2003 did not have any impact on our financial position or results of operations.

        SFAS No. 146.    In June 2002, the FASB issued SFAS No. 146 "Accounting for Costs Associated with Disposal or Exit Activities" ("SFAS No. 146"). This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)." This statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF 94-3, a liability for an exit cost as defined in EITF 94-3 was recognized at the date of an entity's commitment to an exit plan. This statement provides that an entity's commitment to a plan, by itself, does not create a present obligation to others that meets the definition of a liability. Therefore, SFAS No. 146 eliminates the definition and requirements for recognition of exit costs in EITF 94-3 until a liability has been incurred and establishes that fair value is the objective for initial measurement of the liability. However, this standard does not apply to costs associated with exit activities involving entities acquired under business combinations or disposal activities covered under SFAS No. 144. The application of SFAS No. 146 did not have a material impact on our financial position or results of operations.

        SFAS No. 149.    On April 30, 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities "("SFAS No. 149"). SFAS No. 149 amends SFAS No. 133 for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. SFAS No. 149 also amends certain other existing pronouncements and will require contracts with comparable characteristics to be accounted for similarly. In particular, SFAS No. 149 clarifies when a contract with an initial net investment meets the characteristic of a derivative and clarifies when a derivative that contains a financing component will require special reporting in the statement of cash flows. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003. The application of SFAS No. 149 did not have any impact on our financial position or results of operations.

        SFAS No. 150.    In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS No. 150"). SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 requires that an issuer classify any financial instruments that are within the scope of SFAS No. 150 as a liability (or an asset in some circumstances). SFAS No. 150 is effective for the Company for financial instruments entered into or modified after May 31, 2003. The Company does not currently have any arrangements within the scope of this Standard.

        FIN 45.    In November 2002, the FASB issued Interpretation No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 requires additional disclosure for guarantees, including loan guarantees such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under the guarantee and must disclose that information in its interim and annual financial statements. The provisions related to recognizing a liability at inception of the guarantee for the fair value of the guarantor's obligations does not apply to product warranties or to guarantees accounted for as derivatives. The Company adopted FIN 45 effective January 1, 2003, which did not have a material impact on the Company's financial position or results of operations. The Company has agreed to indemnify its directors and officers for certain activities undertaken in connection with their employment, and from time-to-time has agreed to indemnify its customers against certain intellectual property infringement claims. To date no costs have been incurred in connection with these indemnification obligations and no related liabilities have been recorded in the balance sheet as of December 31, 2003.

        FIN 46.    In January 2003, the FASB issued Interpretation No. 46 "Consolidation of Variable Interest Entities" ("FIN 46"). FIN 46 requires the Company to consolidate variable interest entities for which the Company are deemed to be the primary beneficiary and disclose information about variable interest entities in which the Company may have a significant variable interest. FIN 46 will become effective during fiscal 2004 and we do not expect the adoption of this Interpretation to have any impact upon our financial position or results of operations.

        EITF 00-21.    In November 2002, the EITF reached a final consensus related to Revenue with Multiple Deliverables (EITF 00-21). The consensus requires that revenue recognition with multiple deliverables should be divided into separate units of accounting if (a) a delivered item has value to the customer on a standalone basis, (b) there is objective and reliable evidence of fair value of the undelivered item and (c) if the arrangement includes a general right of return, delivery or performance of the undelivered items is considered probable and substantially in the control of the vendor. Arrangement consideration should be allocated among the separate units of accounting based on their relative fair value and appropriate revenue recognition criteria would be applied to each separate unit of accounting. The Company has not yet determined what effect, if any, EITF 00-21 would have on revenue and net income determined in accordance with US GAAP. The EITF agreed the effective date for the consensus will be for all revenue arrangements entered into in fiscal periods beginning after June 15, 2003, with early adoption permitted. The Company continues to evaluate the impact of this EITF on its financial statements. This EITF will be effective for the Company for revenue arrangements entered into after January 1, 2004.

4      Plant and equipment

        Plant and equipment consists of the following at December 31, 2003, 2002 and 2001 (in thousands):

	December 31,
	2003	2002	2001
Fixtures, fittings and equipment	$935	$615	$366
Computer equipment	3,578	2,963	2,415
Leasehold improvements	1,467	1,201	1,174

	5,980	4,779	3,955
Less accumulated depreciation	(3,842)	(2,697)	(1,717)

Net plant and equipment	$2,138	$2,082	$2,238

        The depreciation expense for the years ended December 31, 2003, 2002 and 2001, respectively, was $966,000, $844,000 and $741,000.

5      Intangible assets

        Intangible assets consist of the following at December 31, 2003, 2002 and 2001 (in thousands):

	December 31,
	2003	2002	2001
Software technology rights	$6,975	$5,867	$4,439
Less accumulated depreciation	(6,077)	(5,031)	(4,283)

Net software technology rights	$898	$836	$156

        Software technology rights relate to purchased software for internal use. The amortization of these rights has been classified as an operating expense within the General and Administrative category. The amortization expense of software technology rights for the years ended December 31, 2003, 2002 and 2001 respectively was $482,000, $303,000 and $806,000.

	December 31,
	2003	2002	2001
Purchased intangibles	$4,494	$—	$—
Less accumulated depreciation	(399)	—	—

Net purchased intangibles	$4,095	$—	$—

        On September 2, 2003, the Company purchased 100% of Virage, Inc. A full disclosure of the Virage acquisition is provided in note 9. On May 13, 2003, the Company acquired the remaining 51% interest in Dremedia Limited. The purchased intangible arising has been based on the Company's estimates. The amortization expense of purchased intangibles for the years ended December 31, 2003, 2002 and 2001 respectively was $391,000, $Nil and $Nil.

        Estimated aggregate amortization expense for each of the next five years is as follows (in thousands):

Year Ended December 31,
2004	$1,416
2005	1,280
2006	899
2007	899
2008	499

6 Goodwill

	December 31,
	2003	2002	2001
Goodwill, cost	$4,849	$4,389	$5,374
Additions	20,581	—	—
Less accumulated amortization	—	—	(837)

Goodwill, cost less amortization	25,430	4,389	4,537
Foreign exchange	3,200	460	(148)

Goodwill, net	$28,630	$4,849	$4,389

        Following adoption of SFAS No. 142 during the year ended December 31, 2002, the net goodwill brought forward of $4,389,000 as at December 31, 2001, is no longer amortized. Goodwill was tested for impairment upon the adoption of SFAS No. 142 and subsequently on an annual basis or whenever indicators of impairment have arisen.

        On September 4, 2003, the Company acquired the remaining 40% interest in SoftSound Limited for cash consideration with goodwill arising of $430,000.

        On September 2, 2003, the Company acquired 100% of Virage, Inc. for aggregate cash consideration of $26.3 million. A preliminary valuation has been attributed to the purchased intangible arising in connection with the Virage acquisition. The acquisition was accounted for using the purchase method. Accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based on their fair values at the date of acquisition. The net goodwill arising was $20.2 million (see note 9—Virage acquisition).

        Under SFAS No. 142, goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its esitmated fair value. The fair values of the reporting units were estimated using a combination of the discounted cashflows and comparable transactions methodologies. No impairment was charged in 2003, 2002 and 2001.

        Due to the adoption of SFAS No. 142 on January 1, 2002, goodwill arising on acquisitions, which was previously being amortized over periods of three and ten years, respectively, has ceased to be amortized. Had the provisions of SFAS No. 142 been applied to prior years presented, the net income and earnings per share for the years ended December 31, 2003, 2002 and 2001 would have been as follows (in thousands, other than per share data):

	December 31,
	2003	2002	2001
Net profit as reported	$6,170	$6,127	$9,366
Adjustment for amortization	—	—	660

Adjusted net profit	$6,170	$6,127	$10,026

Basic earnings per share as reported	$0.06	$0.05	$0.07
Adjustment for amortization	—	—	0.01

Adjusted basic earnings per share	$0.06	$0.05	$0.08

Diluted earnings per share as reported	$0.06	$0.05	$0.07
Adjustment for amortization	—	—	0.01

Adjusted diluted earnings per share	$0.06	$0.05	$0.08

7 Accrued expenses

        Accrued expenses consisted of the following at December 31, 2003, 2002 and 2001 (in thousands):

	December 31,
	2003	2002	2001
Employee compensation	$3,193	$2,245	$2,234
Amounts due to related parties	—	90	1,111
Sales taxes	693	1,188	973
Employment tax	448	378	723
Professional fees	688	436	501
General accruals	1,799	1,618	2,445

	$6,821	$5,955	$7,987

8 Equity and other investments

        Equity and other investments include investments representing minority shareholdings in non-publicly traded companies and investments in associates.

        The Company acquired 49% of the ordinary shares of Dremedia Limited on July 2, 2001, for cash consideration of approximately $450,000. This investment has been accounted for under the equity method until May 13, 2003 when the remaining 51% of the ordinary shares were acquired by the Company and the activities were subsequently consolidated.

        During the year ended December 31, 2003, the Company acquired a further minority shareholding in one non-publicly traded company for cash consideration of approximately $550,000, accounted for under the purchase method. During the year ended December 31, 2002, the Company acquired minority shareholdings in two non-publicly traded companies for non-cash consideration of approximately $975,000. The Company acquired a minority shareholding in one non-publicly traded company in November 2001 for a cash consideration of approximately $300,000. The Company's investments for the years ended December 31, 2003, 2002 and 2001, respectively, were as follows:

	2003	2002	2001
Opening balance	$1,398	$2,312	$2,061
Additions	624	1,077	821
Write-downs	—	(1,943)	(278)
Exchange/other	136	(48)	(292)

	$2,158	$1,398	$2,312

9 Virage acquisition

        On September 2, 2003, the Company acquired 100% of the equity of Virage, Inc., a leading provider of video and rich communication software for video production, Internet publishing and webcasting. The acquisition enabled the Company to further extend the adoption of its IDOL software as the key infrastructure for the automated management of all forms of unstructured information. The acquisition has been accounted for using the purchase method of accounting and the results of Virage have been consolidated from this date. The purchase price was determined to be approximately $28.3 million, which included approximately $1.3 million of transaction and direct acquisition cost and approximately $1.0 million comprising the fair value of Virage employee share options converted to Autonomy share options. The purchase price was provisionally allocated to the assets acquired based on their estimated fair values on the acquisition date as follows:

$'000
Net tangible liabilities	$(7,700)
Cash and cash equivalents	12,800
Intangible assets	3,000
Goodwill	20,200

$28,300

        Purchased intangibles have been attributed a preliminary valuation of $3.0 million and have a weighted average useful life of five years.

        The pro forma disclosures required by FASB 141 are as follows:

	December 31, 2003
	Autonomy	Virage	Adjustmt.	Total
Revenue	$54,881	$7,283	—	$62,164
Net profit (loss)	$6,170	$(12,207)	—	$(6,037)
Pro forma earnings per share	$0.06	$(0.11)	—	$(0.05)

	December 31, 2002
	Autonomy	Virage	Adjustmt.	Total
Revenue	$50,961	$13,047	—	$64,008
Net profit (loss)	$6,127	$(22,472)	—	$(16,345)
Pro forma earnings per share	$0.05	$(0.18)	—	$(0.13)

10 Commitments and operating lease obligations

        The Company leases its facilities, cars and certain office equipment under non-cancellable operating leases, which have expiration dates ranging from 2004 through 2015. Minimum future lease payments under non-cancellable operating leases as of December 31, 2003 are summarized as follows (in thousands):

Year Ended December 31,
2004	$3,339
2005	1,962
2006	1,826
2007	1,798
2008	1,661
Thereafter	11,629

Total minimum lease payments	$22,215

        Rental expenses under operating leases totalled $4,069,000, $3,308,000 and $2,570,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

11 Shareholders' equity

Capital Restructuring

        On December 18, 2002, the Company received approval for the Company to reduce the share premium account by $51,535,500. The reserve produced by the reduction of the share premium account is treated as distributable in the books of the Company.

Share Repurchases and Treasury Stock

        During 2003, the Company purchased for cancellation 12,332,084 shares at an average price of approximately $2.63 per share (£1.62 per share), and its Employee Benefit Trust purchased 180,465 shares at an average price of approximately $2.67 per share (£1.66 per share) to be held within the trust for the meeting of option exercises held by the Employee Benefit Trust. During 2002, the Company purchased for cancellation 4,980,286 shares at an average price of approximately $2.38 per share (£1.52 per share), and its Employee Benefit Trust purchased 697,073 shares at an average price of approximately $1.72 per share (£1.10 per share) to be held within the trust for the meeting of option exercises held by the Employee Benefit Trust. In total the Company has purchased for cancellation an aggregate of 17,312,370 shares at an average price of approximately $2.55 per share (£1.59 per share), and its Employee Benefit Trust purchased 877,538 shares at an average price of approximately $1.92 per share (£1.21 per share).

Currency of Dividends

        In the event that the Company was to declare a dividend, such dividend will be declared in pounds sterling. The payment of dividends is restricted to available distributable reserves as defined by the Companies Act 1985.

Share Option Plans

        The Company has two unapproved option plans to provide employees and executives with the opportunity to acquire a proprietary interest in the Company as an incentive to attract and retain the services of employees. The two plans are the UK Discretionary Option Scheme 1996 (the "UK Scheme") and the 1998 US Share Option Plan (the "US Plan"). Under the terms of these plans, options are granted with exercise prices not less than the fair market value of the Company's shares, become exercisable as established by the Board of Directors (generally ratably over 4 years), and generally expire seven years from the date of grant.

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

  Virage Option Plans

        In connection with the acquisition of Virage, Inc., the Company assumed obligations outstanding at the date of acquisition under the Virage, Inc. 1997 Stock Option Plan and the Virage, Inc. 2001 Nonstatutory Stock Option Plan. At the effective time of the acquisition these plans were terminated and options to purchase shares under these plans were converted into options to purchase the Company's ordinary shares.

        The following table summarizes the share option plans activity:

	Number of Shares Under Option	Weighted Average Exercise Price
Balance at January 1, 2001	5,735,176	$17.74
Granted	2,376,420	$8.83
Exercised	(342,561)	$2.25
Forfeited	(3,190,070)	$13.70

Balance at December 31, 2001	4,578,965	$17.09
Granted	1,132,500	$3.55
Exercised	(334,769)	$2.95
Forfeited	(930,766)	$18,67

Balance at December 31, 2002	4,445,930	$14.84
Granted	4,358,015	$4.49
Exercised	(298,149)	$1.43
Forfeited	(1,697,309)	$12.60

Balance at December 31, 2003	6,808,487	$9.79

        As of December 31, 2003, the Company had the authority to issue approximately 11.1 million ordinary shares upon the exercise of both outstanding and unallocated options. The range of exercise prices for all options outstanding at December 31, 2003 was $0.88 to $70.00, with a weighted average exercise price of $9.79 and a weighted average remaining contractual life of 4.99 years.

        The following table summarizes information about options outstanding at December 31, 2003.

Range of Exercise Price ($)	Number Outstanding as of December 31, 2003	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price ($)	Number Exercisable as of December 31, 2003	Weighted Average Exercise Price of Exercisable Options ($)
0.88—2.25	831,852	3.88	1.62	548,780	1.43
2.25—2.36	1,328,696	5.89	2.33	351,513	2.33
2.36—3.86	1,526,895	6.59	3.58	105,575	2.73
3.86—5.35	966,133	4.61	4.86	640,556	4.84
5.35—16,67	1,054,099	4.24	10.13	731,535	11.06
16.67—70.00	1,100,812	3.56	37.57	1,009,905	38.24

	6,808,487	4.99	9.79	3,387,864	15.26

        In addition to the above, in 1996, options were granted to Richard G. Gaunt by two principal shareholders, Dr. Michael R. Lynch and Apax Fund Nominees Limited, over issued ordinary shares held by them. These options had an exercise price of 1/3p, became exercisable on July 10, 1998, following the admission of the Company's shares to EASDAQ (now Nasdaq Europe), and were exercisable within the period ending on the seventh anniversary following December 3, 1996. 4,114,240, Nil and Nil of these options were exercised during the twelve months ended December 31, 2003, 2002 and 2001 respectively. On October 30, 2003, Mr Gaunt exercised these options prior to lapsing, and immediately following the exercise of these options, Mr. Gaunt sold approximately 1.66 million Autonomy ordinary shares, to cover the tax liabilities associated with the option exercise.

Accounting for Share-Based Compensation

        As permitted under SFAS No. 123, the Company has elected to follow Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" ("APB No. 25") in accounting for share-based awards to employees, for options granted under the Share Option Plans. The compensation charge arising is calculated by fixed plan accounting. Accordingly, for the years ended December 31, 2003, 2002 and 2001, compensation expense (income) of $98,000, $Nil, and $(197,000), respectively, were recognized for options granted under these plans.

        Following the Company's admission to EASDAQ (later Nasdaq Europe) on July 10, 1998 options have been granted with an exercise price equal to current market value at the date of grant. No compensation expense is recognized with respect to such awards.

        Pro-forma information regarding net profit (loss) and net profit (loss) per share is required by SFAS No. 123 and has been determined as if the Company had accounted for its employee share options and the options granted by shareholders under the fair value method consistent with the method prescribed by SFAS No. 123. The fair value of these options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for December 31, 2003:

  •
  risk free interest rate of 2.84% (December 31, 2002: 3.89%, and December 31, 2001: 4.54%);

  •
  dividend yield of 0% (December 31, 2002 and 2001: 0%);

  •
  volatility factor of 81% (December 31, 2002, and 2001: 100%); and

  •
  an expected life of the option of four years.

        The following table summarizes information about the weighted average fair value of options granted, calculated using the Black-Scholes option pricing model, for the years ended December 31, 2003, 2002 and 2001.

	Year ended December 31, 2003		Year ended December 31, 2002
	Weighted average fair value ($)	Weighted average exercise price ($)	Weighted average fair value ($)	Weighted average exercise price ($)
Exercise price to market:
Equals	1.69	2.79	2.51	3.55
All options	1.52	4.49	2.51	3.55

	Year ended December 31, 2001
	Weighted average fair value ($)	Weighted average exercise price ($)
Exercise price to market:
Equals	6.28	8.83
All options	6.28	8.83

        For purposes of pro-forma disclosures, the estimated fair value of the options is amortized over the options' vesting period, which is generally four years. At December 31, 2003, the Company has stock-based compensation plans, which are described more fully in this note. The Company accounts for those plans under the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations. The following table illustrates the effect on net profits and earnings per share if the Company had applied the fair value recognition provisions of

FASB Statement No. 123, "Accounting for Stock-Based Compensation", to stock-based employee compensation.

	Year Ended December 31,
	2003	2002	2001
	(in thousands, except per share data)
Net profit, as reported	$6,170	$6,127	$9,366
Add (deduct): Stock-based employee compensation expense (benefit) included in reported net profit, net of related tax effects	98	—	(197)
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(1,381)	(6,382)	(20,641)

Pro forma net profit (loss)	$4,887	$(255)	$(11,472)

Earnings (loss) per share:
Basic—as reported	$0.06	$0.05	$0.07
Basic—pro forma	$0.04	$(0.00)	$(0.09)
Diluted—as reported	$0.06	$0.05	$0.07
Diluted—pro forma	$0.04	$(0.00)	$(0.09)

12 Income taxes

        The provision (benefit) for income taxes are as follows (in thousands):

	December 31,
	2003	2002	2001
UK—income taxes	$1,035	$(453)	$4,563
UK—deferred taxes	(243)	(123)	(420)
Rest of Europe—income taxes	—	66	—
Rest of Europe—deferred taxes	(26)	—	(246)
US—income taxes	666	431	—
US—deferred taxes	—	(164)	—

Total provision (benefit)	$1,432	$(243)	$3,897

        Analysis of net profits (losses) before tax provision (benefit) by jurisdiction are as follows (in thousands):

	December 31,
	2003	2002	2001
UK	$5,697	$(1,760)	$11,388
Rest of Europe	(43)	392	(820)
US	1,948	7,252	2,695

	$7,602	$5,884	$13,263

        The net deferred taxes are analyzed as follows (in thousands):

	December 31,
	2003	2002	2001
Deferred tax assets:
Losses carried forward	$35,205	$29,705	$32,589
Excess of tax value over book value of fixed assets	518	386	202
Other short term differences	1,914	858	637
Tax credits	1,597	—	—

	39,234	30,949	33,428
Valuation allowance	(33,990)	(29,376)	(31,823)

Net deferred tax asset	5,244	1,573	1,605
Deferred tax liabilities:
Other short term timing differences	—	(561)	(933)

Net deferred taxes	$5,244	$1,012	$672

        A reconciliation of the provision (benefit) for income taxes with the amount computed by applying the statutory income tax rate of 30% to profit before income taxes is as follows (in thousands):

	December 31,
	2003	2002	2001
Income tax expense computed at statutory income tax rate	$2,281	$1,765	$3,979
Differences in statutory income tax rates	74	293	77
Goodwill amortization	—	—	184
Share based compensation	—	—	(59)
State tax	118	363	68
Interest refund	(5)	(308)	—
Losses utilized	(391)	—	—
Prior year adjustments	(603)	—	—
Other	(42)	(164)	(616)
Change in valuation allowance	—	(2,192)	264

Provision (benefit) for income taxes	$1,432	$(243)	$3,897

        A valuation allowance has been recorded for certain deferred tax assets of Autonomy, Inc., Virage, Inc. and Autonomy Nordic AS as it is more likely than not that the deferred tax assets will not be realized. The increase in the group valuation allowance is due to the inclusion of the $3,972,000 valuation allowance relating to Virage and a current year charge made to APIC of $642,000.

        With respect to Autonomy, Inc. and Virage, Inc., as of December 31, 2003, the Company has approximately $81.6 million of federal net operating loss carry-forwards, and $370,000 in research and development tax credits available to reduce future federal income taxes. The net operating loss carry-forwards and tax credits expire at various dates through fiscal year 2023. The Company also has approximately $67.7 million of state net operating loss carry-forwards, which expire at various dates through fiscal year 2013.

        As of December 31, 2003, the Company has approximately $1.1 million operating loss carry-forwards for Autonomy Nordic AS, $1.7 million operating loss carry-forwards for Virage Europe Limited, $1.6 million operating loss carry-forwards for Dremedia Limited and $1.1 million operating loss carry-forwards for SoftSound Limited.

        Deferred tax assets of approximately $31 million pertain to certain net operating loss and credit carry-forwards resulting from the exercise of stock options. When recognized, the tax benefit of these losses will be accounted for as a credit to additional paid-in capital rather than a reduction of the income tax provision.

13 Related Party Transactions

        During the years ended December 31, 2003, 2002 and 2001 the Company incurred expenses of $189,000, $184,000 and $239,008 respectively for management and software development services from Cambridge Neurodynamics Limited, and billed rent charges and recharges of other expenses to Cambridge Neurodynamics Limited of $125,000, $88,000 and $149,000 in the years ended December 31, 2003, 2002 and 2001 respectively. Cambridge Neurodynamics Limited owed the Company $37,000, $Nil and $Nil at December 2003, 2002 and 2001 respectively. The Company owed Cambridge Neurodynamics Limited $Nil, $90,000 and $379,000 at December 2003, 2002 and 2001 respectively.

        During the years ended December 31, 2003, 2002 and 2001 the Company incurred expenses of $176,000, $488,000 and $1,102,000 respectively from NCorp Limited. The Company billed NCorp Limited $175,000, $266,000 and $160,000 during the years ended December 31, 2003, 2002 and 2001, respectively, primarily for rent recharges, office expenses and other expense recharges. At December 31, 2003, 2002 and 2001, NCorp Limited owed the Company $52,000, $Nil and $34,000, respectively. At December 31, 2003, 2002 and 2001, the Company owed NCorp $69,000, $851,000 and $1,111,000, respectively. Cambridge Neurodynamics Limited and NCorp Limited are companies controlled by Dr. Lynch. Management believes that all related party transactions are conducted on a normal commercial basis.

        The Company acquired 49% of the ordinary shares of Dremedia Limited on July 2, 2001, and acquired the remaining 51% interest on May 13, 2003. During the period from January 1, 2003 through May 13, 2003, and the years ended December 31, 2002 and 2001, the Company made sales to Dremedia of $31,000, $427,000 and $340,000, and the Company made loans to Dremedia of $55,000, $968,000 and $564,000, respectively. As of acquisition on May 13, 2003, and as of December 31, 2002 and 2001, Dremedia owed the Company $1,722,000, $1,617,000 and $912,000, and the Company owed Dremedia $Nil, $Nil and $436,000, respectively.

        On November 21, 2001, the Company loaned £200,000 (approximately $356,000) to an executive officer. The loan is repayable on November 20, 2004, only if the executive receives or is entitled to receive, bonuses, commissions or otherwise above base salary equal to three times the amount due. The loan bears interest at market rates of Barclays Bank plc Base Rate plus 0.60%, which during 2003 averaged 4.29%. As of December 31, 2003, £218,800 was outstanding under the loan, which was the highest amount outstanding during 2003. The Company is providing against the loan over its life of three years.

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

        The following table provides a reconciliation of the numerators and denominators used in calculating basic and diluted earnings per share for the years ended December 31, 2003, 2002 and 2001.

	Year Ended December 31,
	2003	2002	2001
	(in thousands except per share data)
Net profit	$6,170	$6,127	$9,366
Basic and diluted earnings per share available to ordinary shareholders:
Profit available to ordinary shareholders	$6,170	$6,127	$9,366

Weighted average ordinary shares outstanding	110,102	126,716	127,155
Effect of dilutive share options	1,440	894	108

Weighted average ordinary shares outstanding assuming dilution	111,542	127,610	127,263

Basic earnings per share	$0.06	$0.05	$0.07

Diluted earnings per share	$0.06	$0.05	$0.07

        Approximately 5,368,000, 3,552,000 and 5,572,000 weighted average share options at December 31, 2003, 2002 and 2001, respectively, have been excluded from the computation of diluted earnings per share due to the options being anti-dilutive.

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

        The Company is organized geographically but in the opinion of the directors, there is only one distinct reportable segment. Geographical operating segments have been aggregated into one reportable segment on the basis that the geographical operations have characteristics so similar that they can be expected to have essentially the same future prospects.

        Analysis of sales by geographical area determined by customer location is as follows (in thousands):

	Year Ended December 31,
	2003	2002	2001
UK	$10,484	$7,557	$12,665
Rest of Europe	14,072	16,181	14,243
US	28,916	26,184	24,362
Other	1,409	1,039	1,324

	$54,881	$50,961	$52,594

        Fixed assets are geographically located as shown below (in thousands):

	As of December 31, 2003
	UK	Norway	US	Total
Plant and equipment, net	$1,740	$26	$372	$2,138
Goodwill, net	612	5,250	22,768	28,630
Intangible assets, net	2,193	—	2,800	4,993
Equity and other investments	2,008	—	150	2,158

	$6,553	$5,276	$26,090	$37,919

	As of December 31, 2002
	UK	Norway	US	Total
Plant and equipment, net	$1,681	$37	$364	$2,082
Goodwill, net	113	4,736	—	4,849
Intangible assets, net	836	—	—	836
Equity and other investments	1,248	—	150	1,398

	$3,878	$4,773	$514	$9,165

	As of December 31, 2001
	UK	Norway	US	Total
Plant and equipment, net	$1,693	$67	$478	$2,238
Goodwill, net	102	4,287	—	4,389
Intangible assets, net	156	—	—	156
Equity and other investments	1,967	—	345	2,312

	$3,918	$4,354	$823	$9,095

16 Valuation and qualifying accounts

        An analysis of the allowance for uncollectable accounts is set out below (in thousands):

Year ending December 31,	Balance at beginning of period	Charged to expenses	Utilized	Balance at end of period
2001	$3,175	$1,005	$(1,347)	$2,833
2002	$2,833	$1,969	$(1,584)	$3,218
2003	$3,218	$2,811	$(2,087)	$3,942

17 Fair values of financial instruments

        The following information is presented in compliance with the requirements of SFAS No. 107, "Disclosures about Fair Value of Financial Instruments". The carrying amounts and fair values of the material financial instruments are shown below (in thousands):

	December 31, 2003		December 31, 2002		December 31, 2001
	Carrying value	Fair value	Carrying value	Fair value	Carrying value	Fair value
Cash and cash equivalents	$102,250	$102,250	$147,472	$147,472	$143,604	$137,490
Other investments	$2,158	$2,158	$1,398	$1,398	$2,312	$2,061

        The fair values of financial instruments, which principally comprise cash and cash equivalents, are considered to be equivalent to their carrying values.

18 Employee Benefit Plans

        The Company sponsors a 401(k) plan that allows all U.S. employees that have completed 30 days of service to contribute up to 15% of their compensation, limited to $11,000 in 2003. Employee contributions and earnings thereon vest immediately. Although the Company may make discretionary matching contributions to the 401(k) plan, none have been made to date.

19 Non-monetary transactions

        The Company's customers include a number of its suppliers and, on occasion, the Company has purchased goods or services for the Company's operations from these vendors at or about the same time the Company has licensed its software to these organizations. These transactions are separately negotiated, settled in cash, and recorded at terms the Company considers as a normal commercial basis. During the year ended December 31, 2002, the Company recognized approximately $240,000 (2003—$Nil) of software license revenues from transactions with vendors where the Company purchased goods or services from those vendors at or about the same time as the software license transactions.

        The Company has also entered into joint marketing arrangements with some of its OEM partners in order to facilitate promotion of the joint products in the marketplace and enhance ongoing royalty generating capacity. The Company recorded these transactions by recording revenue and marketing expense based on actual expenditure of its OEM partner. During the year ended December 31, 2002, the Company funded approximately $400,000 (2003—$Nil) into joint marketing arrangements with OEM customers.

        In 2002 the Company accepted shares in two of its customers in settlement of outstanding debtor obligations in the amount of approximately $975,000 (2003—$Nil), the basis of valuation being the price of the investee's current round of equity financing. The investments are accounted for under the cost method and are included in equity and other investments on the balance sheet.

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
  Item 16A. Audit Committee Financial Expert
  Item 16B. Code of Ethics
  Item 16C. Principal Accountant Fees and Services
  Item 16D. Exemptions from the Listing Standards for Audit Committees
  Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
PART III
SIGNATURES
INDEX TO EXHIBITS
AUTONOMY CORPORATION PLC INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS
AUTONOMY CORPORATION PLC REPORT OF INDEPENDENT AUDITORS
AUTONOMY CORPORATION PLC REPORT OF INDEPENDENT AUDITORS
AUTONOMY CORPORATION PLC REPORT OF INDEPENDENT AUDITORS
AUTONOMY CORPORATION PLC CONSOLIDATED STATEMENTS OF OPERATIONS (in thousands of US dollars, except per share data)
AUTONOMY CORPORATION PLC CONSOLIDATED BALANCE SHEET (in thousands of US dollars, except share data)
AUTONOMY CORPORATION PLC NOTES TO CONSOLIDATED FINANCIAL STATEMENTS